As filed with the Securities and Exchange Commission on October 22, 2025
Registration No. 333-290422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Crescent Energy Company
(Exact Name of Registrant As Specified in Its Charter)

Delaware	1311	87-1133610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
600 Travis Street, Suite 7200
Houston, Texas 77002
(Address, including zip code, and telephone number, including area code, of registrants’ and registrant’s principal executive offices)

Bo Shi
General Counsel and Corporate Secretary
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 332-7001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. Bacon, P.C. Matthew R. Pacey, P.C. Anthony L. Sanderson Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Mark D. Denny Executive Vice President - General Counsel & Secretary Vital Energy, Inc. 521 E. Second Street, Suite 1000 Tulsa, Oklahoma 74120 (918) 513-4570	Douglas E. McWilliams Lande A. Spottswood Thomas G. Zentner III Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)
☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
This registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE ISSUED UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND DOES NOT CONSTITUTE THE SOLICITATION OF OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
PRELIMINARY-SUBJECT TO COMPLETION, DATED OCTOBER 22, 2025
JOINT LETTER TO STOCKHOLDERS OF CRESCENT ENERGY COMPANY AND VITAL ENERGY, INC.
Dear Stockholders:
Crescent Energy Company (“Crescent”) and Vital Energy, Inc. (“Vital”) have entered into an agreement and plan of merger (which we refer to in this letter as the “Merger Agreement”), pursuant to which Crescent has agreed to acquire Vital through a series of merger transactions (the “Mergers”). If the Mergers are completed, each issued and outstanding share of common stock, par value $0.01 per share (the “Vital Common Stock”), of Vital will automatically be converted into the right to receive 1.9062 shares of Class A common stock, par value $0.0001 per share (the “Crescent Class A Common Stock”), of Crescent.
The market value of the merger consideration will fluctuate with the price of Crescent Class A Common Stock. Based on the closing price of Crescent Class A Common Stock on August 22, 2025, the last trading day before the public announcement of the signing of the Merger Agreement, the value of the per share merger consideration was approximately $18.95. Based on the closing price of Crescent Class A Common Stock on October 21, 2025, the last practicable date before the date of the joint proxy statement/prospectus accompanying this letter, the value of the per share merger consideration was approximately $15.23. We urge you to obtain current stock price quotations for Crescent Class A Common Stock and Vital Common Stock. Crescent Class A Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “CRGY” and Vital Common Stock is traded on the NYSE under the symbol “VTLE.”
Crescent stockholders as of the close of business on October 16, 2025 are invited to attend a special meeting of Crescent stockholders on December 12, 2025, at 10:00 a.m., Central Time, at www.virtualshareholdermeeting.com/CRGY2025SM (with log-in beginning at 9:45 a.m., Central Time). Crescent stockholders will be able to attend the Crescent special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/CRGY2025SM and entering the 16-digit control number included on the proxy card or voting instruction form received by such stockholders. Because the Crescent special meeting is completely virtual and being conducted via live webcast, Crescent stockholders will not be able to attend the meeting in person. The Crescent special meeting is being held to consider and vote upon:
•a proposal to approve the issuance of shares of Crescent Class A Common Stock in connection with the Mergers (the “Crescent Issuance Proposal”); and
•a proposal to approve one or more adjournments of the Crescent special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Crescent Issuance Proposal (the “Crescent Adjournment Proposal”).
The Crescent board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Vital stockholders as of the close of business on October 22, 2025 are invited to attend a virtual special meeting of Vital stockholders on December 12, 2025, which will be conducted exclusively via live webcast starting at 10:00 a.m., Central Time, at www.virtualshareholdermeeting.com/VTLE2025SM (with log-in beginning at 9:45 a.m., Central Time). Vital stockholders will be able to attend the Vital special meeting online and vote shares electronically at the meeting by pre-registering to attend the special meeting by December 10, 2025 following the instructions in your confirmation email. Because the Vital special meeting is completely virtual and being conducted via live webcast, Vital stockholders will not be able to attend the meeting in person. The Vital special meeting is being held to consider and vote upon:
•a proposal to adopt the merger agreement, as may be amended, modified or supplemented from time to time (the “Vital Merger Proposal”); and
•a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers (the “Vital Advisory Compensation Proposal”).
The Vital board unanimously recommends that Vital stockholders vote “FOR” the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal.
Crescent and Vital will each hold a special meeting of their respective stockholders to consider certain matters relating to the Mergers. Crescent and Vital cannot complete the Mergers unless, among other things, Crescent stockholders approve the Crescent Issuance Proposal and Vital stockholders approve the Vital Merger Proposal. Concurrently with the execution of the Merger Agreement, certain stockholders of Crescent, who, as of such date, beneficially owned in the aggregate approximately 29% of the outstanding shares of Crescent Class A Common Stock entered into voting and support agreements with Crescent and Vital, pursuant to which such stockholders have agreed, among other things, to vote all shares of Crescent Class A Common Stock beneficially owned by such stockholders in favor of the Crescent Issuance Proposal and the Crescent Adjournment Proposal. Additionally, certain stockholders of Vital, who as of the date of the Merger Agreement held approximately 20% of the outstanding shares of Vital Common Stock, are required to vote in favor of the Vital Board recommendation with respect to the Vital Merger Proposal, subject to certain limited exceptions, pursuant to a preexisting investor rights agreement. For more information, please read the section entitled “The Merger Agreement-Henry Investor Agreement.”
Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please submit your proxy promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote at your company’s special meeting.
The joint proxy statement/prospectus accompanying this notice is also being delivered to Vital’s stockholders as Crescent’s prospectus for its offering of shares of Crescent Class A Common Stock to Vital stockholders in connection with the Mergers.
The obligations of Crescent and Vital to complete the Mergers are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the Mergers. It also contains or incorporates by reference information about Crescent and Vital and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 25 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the Mergers and the issuance of shares of Crescent Class A Common Stock in connection with the Mergers and how they will affect you.
Sincerely,

/s/ David Rockecharlie	/s/ Jason Pigott
David Rockecharlie	Jason Pigott
Chief Executive Officer	President & Chief Executive Officer
Crescent Energy Company	Vital Energy, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
The joint proxy statement/prospectus is dated , 2025 and is first being mailed to stockholders of Crescent and stockholders of Vital on or about , 2025.

NOTICE OF THE SPECIAL MEETING OF CRESCENT STOCKHOLDERS
TO BE HELD ON DECEMBER 12, 2025
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Crescent Energy Company (“Crescent”) will be held on December 12, 2025, at 10:00 a.m., Central Time (the “Crescent Special Meeting”), at: www.virtualshareholdermeeting.com/CRGY2025SM, to consider and vote on the following proposals (the “Crescent Proposals”):
•to approve the issuance of shares of Class A common stock, par value $0.0001 per share, of Crescent (“Crescent Class A Common Stock”) in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated August 24, 2025 (the “Merger Agreement”), by and among Crescent, Vital Energy, Inc. (“Vital”), Venus Merger Sub I Inc. and Venus Merger Sub II LLC (the “Crescent Issuance Proposal”); and
•to approve one or more adjournments of the Crescent special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Crescent Issuance Proposal (the “Crescent Adjournment Proposal”).
Crescent will transact no other business at the Crescent Special Meeting. Crescent stockholder approval of the Crescent Issuance Proposal is required to complete the transactions contemplated by the Merger Agreement (the “Mergers”). The record date for the Crescent Special Meeting has been set as October 16, 2025 (the “Record Date”). Only Crescent stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Crescent Special Meeting or any adjournments and postponements of the Crescent Special meeting. A complete list of stockholders will be available commencing November 28, 2025 and may be inspected during normal business hours by contacting our Investor Relations Department at 600 Travis Street, Suite 7200, Houston, Texas 77002, by telephone at (713) 332-7001 or by email to IR@crescentenergyco.com and will be available for inspection during the Crescent Special Meeting at www.virtualshareholdermeeting.com/CRGY2025SM. In order to virtually attend the Crescent Special Meeting, stockholders must register online at www.virtualshareholdermeeting.com/CRGY2025SM. As part of the registration process for the Crescent Special Meeting, you will need to enter the control number found on your proxy card, voting information form or notice you previously received. Those holding their shares through an intermediary, such as a bank, broker, or nominee, who want to participate should request a control number from their intermediary in advance of the Crescent Special Meeting.
For additional information regarding the Crescent Special Meeting, see the section entitled “Special Meeting of Crescent Stockholders” beginning on page 41 of the joint proxy statement/prospectus accompanying this notice.
On August 24, 2025, the Crescent board of directors unanimously (i) determined the Merger Agreement and the transactions contemplated thereby, including the Mergers and the issuance of Crescent Class A Common Stock contemplated thereby (“Crescent Stock Issuance”), to be fair to, and in the best interests of, Crescent and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Crescent Stock Issuance, and (iii) directed that the Crescent Stock Issuance be submitted to the Crescent stockholders for approval at a meeting of such stockholders and resolved to recommend that the Crescent stockholders vote in favor of the approval of the Crescent Stock Issuance.
The Crescent board of directors unanimously recommends that you vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
The Crescent Proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE CRESCENT SPECIAL MEETING VIRTUALLY. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the Crescent Issuance Proposal by the Crescent stockholders is a condition to the Mergers and requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Approval of the Crescent Adjournment Proposal is not a condition to the Mergers and requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting virtually, Crescent stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.
If you have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact D.F. King & Co., Inc., the proxy solicitor for Crescent, toll-free at (800) 870-0653 or, for brokers and banks, collect at (212) 931-0845. You will not be charged for any of these documents that you request.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ John C. Goff
John C. Goff
Chairman of the Board
Crescent Energy Company
, 2025

NOTICE OF THE SPECIAL MEETING OF VITAL STOCKHOLDERS
TO BE HELD ON DECEMBER 12, 2025
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Vital Energy, Inc. (“Vital”) will be held on December 12, 2025, at 10:00 a.m., Central Time (the “Vital Special Meeting”), at www.virtualshareholdermeeting.com/VTLE2025SM to consider and vote on the following proposals (the “Vital Proposals”):
•a proposal to adopt that certain Agreement and Plan of Merger, dated August 24, 2025, by and among Crescent Energy Company (“Crescent”), Venus Merger Sub I Inc., Venus Merger Sub II LLC and Vital, as may be amended, modified or supplemented from time to time (the “Merger Agreement”), whereby, upon the terms and subject to the conditions set forth therein, Vital will be acquired by Crescent pursuant to a series of mergers (the “Mergers,” and such proposal, the “Vital Merger Proposal”); and
•a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers (the “Vital Advisory Compensation Proposal”).
Vital will transact no other business at the Vital Special Meeting. Vital stockholder approval of the Vital Merger Proposal is required to complete the Mergers. The record date for the Vital Special Meeting has been set as October 22, 2025 (the “Vital Record Date”). Only Vital stockholders of record as of the close of business on the Vital Record Date are entitled to notice of, and to vote at, the Vital Special Meeting or any adjournments and postponements of the Vital Special Meeting. A complete list of stockholders will be available commencing November 28, 2025 and may be inspected during normal business hours by contacting our Investor Relations Department at the Santa Fe Plaza Building, 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120 or by telephone at (918) 858-5504 or by email to ir@vitalenergy.com and will be available for inspection during the special meeting at www.virtualshareholdermeeting.com/VTLE2025SM. In order to attend the virtual meeting, you must register in advance no later than December 10, 2025 at 10:00 a.m., Central Time by visiting www.ProxyVote.com and selecting “Attend a Meeting.” You will need the 16-digit control number included on your voting instruction form or proxy card. You will receive a confirmation e-mail with information on how to attend the meeting. On the day of the meeting, you will be able to participate in the Vital Special Meeting by visiting www.virtualshareholdermeeting.com/VTLE2025SM and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. Beneficial shareholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank or other nominee. In addition to pre-registering for the meeting, beneficial holders that wish to vote must provide a legal proxy from their bank, broker or other nominee when they vote at the meeting. Such beneficial owners are strongly encouraged to obtain the legal proxy at least five days prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy ready to include when voting. For additional information regarding the Vital Special Meeting, see the section entitled “Special Meeting of Vital Stockholders” beginning on page 48 of the joint proxy statement/prospectus accompanying this notice.
At a meeting held on August 24, 2025, the Vital Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, are fair to, and in the best interests of, Vital and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, and (iii) resolved to recommend that the Vital stockholders approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers.
The Vital Board unanimously recommends that you vote “FOR” the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal.

The Vital Proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus, including the summary of the Merger Agreement beginning on page 135 thereof, is incorporated by reference into this notice.
PLEASE SUBMIT A PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE VITAL SPECIAL MEETING VIRTUALLY. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the Vital Merger Proposal by the Vital stockholders is a condition to the Mergers and requires the affirmative vote of the holders of a majority of the shares of Vital Common Stock outstanding on the Vital Record Date. Approval of the Vital Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of Vital Common Stock cast on the Vital Advisory Compensation Proposal. Even if you plan to attend the Vital Special Meeting virtually, Vital stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.
If you have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the Vital Special Meeting or other information related to the proxy solicitation, contact Sodali & Co, the proxy solicitor for Vital, toll-free at (800) 662-5200, or, for brokers and banks, collect at (203) 658-9400. You will not be charged for any of these documents that you request.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ William E. Albrecht
William E. Albrecht
Chairman of the Board
Vital Energy, Inc.
, 2025

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference important business and financial information about Crescent Energy Company (“Crescent”) and Vital Energy, Inc. (“Vital”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Crescent and Vital have filed with the U.S. Securities and Exchange Commission (the “SEC”). For a listing of documents incorporated by reference herein, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 199 and 200, respectively.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Crescent or Vital, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal offices are listed below.

For Crescent Stockholders:	For Vital Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	Vital Energy, Inc. 521 E. Second Street, Suite 1000 Tulsa, Oklahoma 74120 (918) 513-4570
To obtain timely delivery of these documents before the Crescent special meeting, Crescent stockholders must request the information no later than December 5, 2025 (which is five business days before the date of the Crescent Special Meeting).
To obtain timely delivery of these documents before the Vital special meeting, Vital stockholders must request the information no later than December 5, 2025 (which is five business days before the date of the Vital Special Meeting).
If you are a Crescent stockholder and have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the Crescent special meeting or other information related to the Crescent proxy solicitation, contact D.F. King & Co., Inc., the proxy solicitor for Crescent, toll-free at (800) 870-0653 or, for brokers and banks, collect at (212) 931-0845. You will not be charged for any of these documents that you request.
If you are a Vital stockholder and have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the Vital special meeting or other information related to the Vital proxy solicitation, contact Sodali & Co, the proxy solicitor for Vital, toll-free at (800) 662-5200, or, for brokers and banks, collect at (203) 658-9400. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 contained herein, constitutes a prospectus of Crescent under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A common stock, par value $0.0001 per share, of Crescent (the “Crescent Class A Common Stock”) to be issued to Vital stockholders pursuant to the Merger Agreement (as defined herein).
This joint proxy statement/prospectus also constitutes a notice of meeting and proxy statement of each of Crescent and Vital under Section 14(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).
Crescent has supplied all information contained or incorporated by reference herein relating to Crescent, and Vital has supplied all information contained or incorporated by reference herein relating to Vital. Crescent and Vital have both contributed to the information relating to the Mergers (as defined herein) and the Merger Agreement contained in this joint proxy statement/prospectus.
Crescent and Vital have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. Crescent and Vital take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated , 2025 and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date hereof unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to the stockholders of Crescent and stockholders of Vital, nor the issuance by Crescent of shares of Crescent Class A Common Stock pursuant to the Merger Agreement, will create any implication to the contrary.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

GLOSSARY OF CERTAIN DEFINED TERMS
All references in this joint proxy statement/prospectus to:
•“2028 Notes” refer to Crescent’s 9.250% Senior Notes due 2028;
•“2028 Notes Redemption” refer to Crescent’s redemption of certain of its 2028 Notes;
•“2034 Notes” refer to Crescent’s 8.375% Senior Notes due 2034;
•“Closing” refer to the closing of the Mergers;
•“Closing Date” refer to the date on which the Closing occurs;
•“Code” refer to the Internal Revenue Code of 1986, as amended;
•“Crescent” refer to Crescent Energy Company, a Delaware corporation;
•“Crescent Adjournment Proposal” refer to the proposal submitted to the Crescent stockholders to approve one or more adjournments of the Crescent Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Crescent Special Meeting to approve the Crescent Issuance Proposal;
•“Crescent Board” refer to the board of directors of Crescent;
•“Crescent Bylaws” refer to the Amended and Restated Bylaws of Crescent, adopted December 7, 2021;
•“Crescent Change in Recommendation” refer to a change in recommendation by the Crescent Board with respect to the Mergers and the Crescent Proposals;
•“Crescent Charter” refer to the Amended and Restated Certificate of Incorporation of Crescent, adopted December 7, 2021;
•“Crescent Equity Incentive Plan” refer to the Crescent Energy Company 2021 Equity Incentive Plan, as amended from time to time;
•“Crescent Finance” refer to Crescent Energy Finance LLC, a Delaware limited liability company and a wholly owned subsidiary of OpCo;
•“Crescent Issuance Proposal” refer to the proposal submitted to the Crescent stockholders to approve the issuance of shares of Crescent Class A Common Stock in connection with the Merger Agreement;
•“Crescent Parties” refer to Crescent, Merger Sub Inc. and Merger Sub LLC, collectively;
•“Crescent Preferred Stock” refer to the preferred stock, par value $0.0001 per share, of Crescent designated as “Series I Preferred Stock”;
•“Crescent PSU Award” refer to each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Crescent Class A Common Stock or the value of which is determined with reference to the value of shares of Crescent Class A Common Stock;
•“Crescent Proposals” refer to the Crescent Issuance Proposal and the Crescent Adjournment Proposal, collectively;
•“Crescent Record Date” refer to October 16, 2025;
•“Crescent Revolving Credit Facility” refer to the credit facility governing the Credit Agreement, dated as of May 6, 2021, among Crescent Finance, Wells Fargo, National Association, JP Morgan Chase Bank, N.A. and the lender parties thereto, as amended;

•“Crescent RSU Award” refer to each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Crescent Class A Common Stock or the value of which is determined with reference to the value of shares of Crescent Class A Common Stock;
•“Crescent Special Committee” refer to the special committee of the Crescent Board formed for the purpose of reviewing and evaluating the Merger Agreement and the Mergers and any potential alternatives thereto;
•“Crescent Special Meeting” refer to the special meeting of Crescent stockholders in connection with the transactions contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•“Crescent Stock Issuance” refer to the issuance of shares of Crescent Class A Common Stock to Vital stockholders in connection with the Mergers;
•“Crescent Stockholder Approval” refer to the approval of the Crescent Stock Issuance under Sections 312.03(c) and 312.07 of the NYSE Listed Company Manual by the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting;
•“Crescent Support Agreements” refer to those certain Voting and Support Agreements, dated August 24, 2025, by and between Crescent, Vital and each of the Crescent Supporting Stockholders;
•“Crescent Supporting Stockholders” refer to, collectively, affiliated entities of John C. Goff, Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC;
•“Crescent Termination Fee” refer to a cash amount equal to $76.9 million;
•“Deferred Compensation Plan” refer to the Vital Energy, Inc. Director Deferred Compensation Plan.
•“DGCL” refer to the Delaware General Corporation Law, as amended;
•“DLLCA” refer to the Delaware Limited Liability Company Act, as amended;
•“DOJ” refer to the United States Department of Justice;
•“DTC” refer to The Depository Trust Company;
•“Effective Time” refer to the effective time of the First Company Merger;
•“ERISA” refer to the Employee Retirement Income Security Act of 1974, as amended;
•“Exchange Ratio” refer to the 1.9062 shares of Crescent Class A Common Stock to be received by Vital stockholders as consideration for each share of Vital Common Stock pursuant to the Merger Agreement;
•“Excluded Shares” refer to each share of Vital Common Stock held by Vital as treasury shares or by, Crescent, Merger Sub Inc. or Merger Sub LLC, or by any wholly owned subsidiary of Vital, Merger Sub Inc. or Merger Sub LLC immediately prior to the Effective Time;
•“First Company Merger” refer to the merger of Merger Sub Inc. with and into Vital, with Vital continuing as the Surviving Corporation;
•“FTC” refer to the United States Federal Trade Commission;
•“GAAP” refer to accounting principles generally accepted in the United States of America;
•“Henry Investor Agreement” refer to the Investor Agreement, dated as of September 13, 2023, by and among Vital and the Henry Investors;
•“Henry Investors” refer to, collectively, Henry Energy LP, Henry TAW LP, Richard D. Campbell and the other parties to the Henry Investor Agreement;

•“Houlihan Lokey” refer to Houlihan Lokey Capital, Inc., financial advisor to Vital;
•“HSR Act” refer to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•“Intrepid” refer to Intrepid Partners, LLC, financial advisor to the Crescent Special Committee;
•“Jefferies” refer to Jefferies LLC, financial advisor to Crescent;
•“J.P. Morgan” refer to J.P. Morgan Securities LLC, financial advisor to Vital;
•“KKR” refer to the Manager and its affiliates, which includes the Series I Preferred Stockholder;
•“Management Agreement” refer to the Management Agreement, dated as of December 7, 2021 (as amended on May 15, 2024 and December 3, 2024), by and among Crescent and the Manager;
•“Management Agreement Amendment” refer to the Third Amendment to Management Agreement, dated August 24, 2025, by and among Crescent, the Manager and Vital;
•“Management Fee” refer to the management fee as set forth in the Management Agreement and as amended by the Management Agreement Amendment;
•“Manager” refer to KKR Energy Assets Manager LLC, a Delaware limited liability company;
•“Manager Incentive Plan” refer to the 2021 Manager Incentive Plan of Crescent, as amended or supplemented from time to time;
•“Manager Incentive Plan Share Limit” refer to 4,306,745 shares of Crescent Class A Common Stock reserved for delivery, which shall be increased on January 1 of each calendar year, that occurs between December 6, 2021 and December 6, 2031 by 10% of the additional shares of Crescent Class A Common Stock issued, if any, during the immediately preceding calendar year;
•“Manager PSU Award” refer to the performance stock unit (“PSU”) award granted to Manager on December 6, 2021 pursuant to the Manager Incentive Plan. The Manager PSU Award represents the right to receive shares of Crescent Class A Common Stock in an amount ranging from 0% to 240% of each target PSU (based on certain performance-based conditions), with each such target PSU corresponding to a number of shares of Crescent Class A Common Stock equal to 2% of the total number of shares of Crescent Class A Common Stock outstanding on each applicable performance period end date. The Manager PSU Award granted Manager five target PSUs;
•“Merger Agreement” refer to the Agreement and Plan of Merger, dated August 24, 2025, by and among Crescent, Vital, Merger Sub Inc. and Merger Sub LLC;
•“Merger Consideration” refer to the 1.9062 fully paid and nonassessable shares of Crescent Class A Common Stock that will be paid by Crescent for each share of Vital Common Stock (other than any Excluded Shares) issued and outstanding immediately prior to the Effective Time, provided that cash will be paid in lieu of the issuance of fractional shares of Crescent Class A Common Stock, if any;
•“Mergers” refer to the First Company Merger and Second Company Merger, collectively;
•“Merger Sub Inc.” refer to Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Crescent;
•“Merger Sub LLC” refer to Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent;
•“NAV” refer to net asset value;
•“NGLs” refer to natural gas liquids;

•“Notes Offering” refer to Crescent’s offering of the 2034 Notes;
•“Notes Transactions" refer to, collectively, the Notes Offering, the Tender Offer and the 2028 Notes Redemption;
•“NYMEX” refer to the New York Mercantile Exchange;
•“NYSE” refer to the New York Stock Exchange;
•“OpCo” refer to Crescent Energy OpCo LLC, a Delaware limited liability company, of which Crescent is the managing member and of which Crescent and its wholly owned subsidiaries are the sole owners;
•“OpCo LLC Agreement” refer to the Amended and Restated Limited Liability Company Agreement of OpCo, dated as of December 7, 2021, as may be amended or restated from time to time;
•“OpCo Units” refer to the membership interests of OpCo;
•“RCF Draw” refer to the draw on the Crescent Revolving Credit Facility and repayment of the Vital Revolving Credit Facility immediately following Closing;
•“Ridgemar Acquisition” refer to Crescent’s acquisition of all of the issued and outstanding securities of Ridgemar EF pursuant to the Membership Interest Purchase Agreement, dated December 3, 2024, by and among Crescent Energy Finance LLC, Crescent, Ridgemar Energy Operating, LLC and Ridgemar EF;
•“Ridgemar EF” refer to Ridgemar (Eagle Ford) LLC;
•“SEC” refer to the U.S. Securities and Exchange Commission;
•“Second Company Merger” refer to the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the Surviving Company;
•“Second Merger Effective Time” refer to the Effective Time of the Second Company Merger;
•“Series I Preferred Stockholder” refer to the holder of the Crescent Preferred Stock;
•“SilverBow” refer to SilverBow Resources, Inc.;
•“SilverBow Merger” refer to the mergers consummated pursuant to the Agreement and Plan of Merger, dated May 15, 2024, between Crescent, SilverBow, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., and Artemis Merger Sub II LLC, pursuant to which, among other things, Crescent acquired SilverBow.
•“Special Meetings” refer, collectively, to the Crescent Special Meeting and the Vital Special Meeting;
•“Surviving Company” refer to Merger Sub LLC as the surviving entity following the Second Company Merger;
•“Surviving Corporation” refer to Vital as the surviving entity following the First Company Merger;
•“Tender Offer” refer to Crescent’s tender offer of certain of the 2028 Notes that commenced concurrently with the Notes Offering;
•“Vital” refer to Vital Energy, Inc., a Delaware corporation;
•“Vital Advisory Compensation Proposal” refer to the proposal submitted to the Vital stockholders to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers;
•“Vital Board” refer to the board of directors of Vital;

•“Vital Bylaws” refer to the Fourth Amended and Restated Bylaws of Vital, adopted January 9, 2023;
•“Vital Cash-Settled PSU Award” refer to each award of outstanding restricted stock units granted under the Vital Equity Incentive Plan that is (i) subject in whole or in part to performance-based vesting and (ii) payable in cash.
•“Vital Change in Recommendation” refer to a change in recommendation by the Vital Board with respect to the Mergers and the Vital Proposals.
•“Vital Charter” refer to the Second Amended and Restated Certificate of Incorporation of Vital, adopted May 28, 2024;
•“Vital Common Stock” refer to the common stock, par value $0.01 per share, of Vital;
•“Vital Director Deferred Stock Award” refer to each award of Vital Common Stock deferred pursuant to the Deferred Compensation Plan;
•“Vital Equity Incentive Plan” refer to the Vital Energy, Inc. Omnibus Equity Incentive Plan, dated as of December 10, 2024, as amended from time to time;
•“Vital Merger Proposal” refer to the proposal submitted to Vital stockholders to adopt the Merger Agreement;
•“Vital Proposals” refer to the Vital Merger Proposal and the Vital Advisory Compensation Proposal, collectively;
•“Vital PSU Award” refer to each award of outstanding restricted stock unit granted under the Vital Equity Incentive Plan that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Vital Common Stock;
•“Vital Record Date” refer to October 22, 2025;
•“Vital Revolving Credit Facility” refer to the Fifth Amended and Restated Credit Agreement among Vital, as borrower, Wells Fargo Bank, N.A., as administrative agent, Vital Midstream Services, LLC, as guarantor, and the banks signatory thereto, as amended;
•“Vital RS Award” refer to each award of shares of Vital Common Stock granted under the Vital Equity Incentive Plan that is subject solely to time-based vesting;
•“Vital Special Meeting” refer to the special meeting of Vital stockholders in connection with the transactions contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•“Vital Stockholder Approval” refer to the adoption of the Merger Agreement by the Vital stockholders by the affirmative vote of a majority in voting power of Vital Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class, in accordance with the DGCL and the organizational Documents of Vital;
•“Vital Stock Option” refer to each option to purchase shares of Vital Common Stock under the Vital Equity Incentive Plan;
•“Vital Termination Fee” refer to a cash amount equal to $22.5 million; and
•“WACC” refer to weighted average cost of capital.

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS
The following are answers to certain questions that you may have regarding the Special Meetings. Crescent and Vital urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.
Q:    Why am I receiving this joint proxy statement/prospectus?
A.    You are receiving this joint proxy statement/prospectus because the Crescent Parties and Vital have entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, Crescent has agreed to acquire Vital by means of the Mergers. The Merger Agreement, which governs the terms of the Mergers, is attached to this joint proxy statement/prospectus as Annex A.
Crescent. The issuance of shares of Crescent Class A Common Stock in connection with the Mergers must be approved by the Crescent stockholders in accordance with Section 312.03(c) and 312.07 of the NYSE Listed Company Manual in order for the Mergers to be consummated. The Crescent Special Meeting is being held to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of Crescent Class A Common Stock voted as soon as possible.
Vital. The Merger Agreement must be adopted by the Vital stockholders in accordance with the DGCL in order for the Mergers to be consummated. The Vital Special Meeting is being held to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of Vital Common Stock voted as soon as possible.
Q:    When and where will the Special Meetings take place?
A:    Crescent. The Crescent Special Meeting will be held at 10:00 a.m., Central Time (with log-in beginning at 9:45 a.m., Central Time), on December 12, 2025, at the following address: www.virtualshareholdermeeting.com/CRGY2025SM. The Crescent Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. To log in, Crescent stockholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or notice.
Vital. The Vital Special Meeting will be held at 10:00 a.m., Central Time (with log-in beginning at 9:45 a.m., Central Time, on December 12, 2025), at the following address: www.virtualshareholdermeeting.com/VTLE2025SM. The Vital Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. To log in, Vital stockholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or notice.
Q:    What matters will be considered at the Special Meetings?
A:    Crescent. The Crescent stockholders are being asked to consider and vote on:
•the Crescent Issuance Proposal to approve the issuance of shares of Crescent Class A Common Stock in connection with the Mergers as contemplated by the Merger Agreement; and
•the Crescent Adjournment Proposal to approve one or more adjournments of the Crescent Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Crescent Special Meeting to approve the Crescent Issuance Proposal.
Vital. The Vital stockholders are being asked to consider and vote on:
•the Vital Merger Proposal to adopt the Merger Agreement; and
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•the Vital Advisory Compensation Proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers.
Q:    Is my vote important?
A:    Crescent. Yes. Your vote is very important. The Mergers cannot be completed unless the Crescent Issuance Proposal is approved by the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Only Crescent stockholders as of the close of business on the Crescent Record Date are entitled to vote at the Crescent Special Meeting. The Crescent Board unanimously recommends that such Crescent stockholders vote “FOR” the approval of the Crescent Issuance Proposal and “FOR” the approval of the Crescent Adjournment Proposal. Even if you plan to attend the Crescent Special Meeting virtually, Crescent recommends that you submit a proxy with respect to your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the Crescent Special Meeting.
Vital. Yes. Your vote is very important. The Mergers cannot be completed unless the Vital Merger Proposal is approved by the affirmative vote of the holders of a majority of shares of Vital Common Stock outstanding on the Vital Record Date. Only Vital stockholders as of the close of business on the Vital Record Date are entitled to vote at the Vital Special Meeting. The Vital Board unanimously recommends that such Vital stockholders vote “FOR” the approval of the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal. Even if you plan to attend the Vital Special Meeting virtually, Vital recommends that you submit a proxy with respect to your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the Vital Special Meeting.
Q:    What is the difference between holding shares as a holder of record and as a beneficial owner?
A:    Crescent. If your shares of Crescent Class A Common Stock are registered directly in your name with Crescent’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.
Vital. If your shares of Vital Common Stock are registered directly in your name with Vital’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Vital Special Meeting. But, because you are not the stockholder of record, you may not vote your shares at the Vital Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee.
Q:    If my shares of Crescent Class A Common Stock and/or Vital Common Stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?
A:    If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares.

Otherwise, your broker, bank or other nominee cannot vote your shares on the Crescent Proposals or the Vital Proposals to be considered at the Crescent Special Meeting or the Vital Special Meeting, as applicable.
A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted because such nominee does not have discretionary authority to vote on the matter and has not received specific voting instructions from the beneficial owner of such shares. Because the rules applicable to brokers, banks and other nominees only provide brokers with discretionary authority to vote on proposal that are considered routine, whereas each of the proposals for consideration at the Crescent Special Meeting and the Vital Special Meeting are considered non-routine under NYSE rules, it is not expected that there will be any broker non-votes at the Crescent Special Meeting or the Vital Special Meeting. As a result, no broker, bank or other nominee will be permitted to vote your shares of Crescent Class A Common Stock or Vital Common Stock at the applicable Special Meeting without receiving instructions from you.
Broker non-votes, if any, will have no effect on the outcome of the Crescent Issuance Proposal and the Crescent Adjournment Proposal.
Broker non-votes, if any, will have the same effect as a vote “AGAINST” the Vital Merger Proposal and will have no effect on the Vital Advisory Compensation Proposal.
Q:    What Crescent stockholder vote is required for the approval of each proposal?
A:    The Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions and broker non-votes, if any, will have no effect on the outcome of the Crescent Issuance Proposal. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on August 24, 2025.
The Crescent Adjournment Proposal. Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have no effect on the outcome of the Crescent Adjournment Proposal. With respect to the Crescent Adjournment Proposal, if a broker non-vote occurs because a beneficial owner provided its broker, bank or other nominee with instructions to vote on Crescent Stock Issuance but not on the Crescent Adjournment Proposal, such a broker non-vote would have no effect on the outcome of the Crescent Adjournment Proposal.
Q:    What Vital stockholder vote is required for the approval of each proposal?
A:    The Vital Merger Proposal. Approval of the Vital Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Vital Common Stock outstanding on the Vital Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Vital Merger Proposal.
The Vital Advisory Compensation Proposal. Approval of the Vital Advisory Compensation Proposal requires the affirmative vote of a majority of votes cast at the Vital Special Meeting and entitled to vote on the proposal. Abstentions and broker non-votes, if any, will not affect the outcome of the voting on the proposal.
Q:    Who will count the votes?
A:    The votes at the Crescent Special Meeting will be counted by Equiniti Trust Company, LLC, Crescent’s transfer agent, which will serve as an independent inspector of elections. The votes at the Vital Special

Meeting will be counted by Broadridge Financial Solutions, which will serve as an independent inspector of election.
Q:    What will Vital stockholders receive if the Mergers are completed?
A:    Subject to the terms and conditions of the Merger Agreement, each share of Vital Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive 1.9062 shares of Crescent Class A Common Stock and cash in lieu of fractional shares of Crescent Class A Common Stock, if any.
Based on the closing price of Crescent Class A Common Stock on October 21, 2025, the last practicable date before the date of this joint proxy statement/prospectus, the value of the per share Merger Consideration was approximately $15.23. The market price of Crescent Class A Common Stock when Vital stockholders receive those shares after the Mergers are completed could be greater than, less than or the same as the market price of shares of Crescent Class A Common Stock on the date of this joint proxy statement/prospectus or at the time of the Vital Special Meeting.
For information regarding the treatment of Vital incentive awards, please see the Question and Answer directly below.
If you receive the Merger Consideration and would otherwise be entitled to receive a fractional share of Crescent Class A Common Stock, you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share. For additional information regarding the Merger Consideration, see the sections entitled “The Mergers-Consideration to Vital Stockholders” and “The Merger Agreement-Effect of the Mergers; Merger Consideration” beginning on pages 54 and 137, respectively.
Q:     What will holders of Vital incentive awards receive if the Mergers are completed?
A:    The Merger Agreement provides that, as of the Effective Time:
•each Vital Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically be assumed by Crescent and converted into an option to purchase shares of Crescent Class A Common Stock equal to the product of (i) the number of shares of Vital Common Stock subject to the Vital Stock Option immediately before the Effective Time and (ii) the Exchange Ratio, with an exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per share of Vital Common Stock of such Vital Stock Option immediately before the Effective Time by (b) the Exchange Ratio, subject to substantially the same terms and conditions as were applicable to such Vital Stock Option immediately before the Effective Time;
•each Vital RS Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full and be cancelled and converted into the right to receive, without interest, the Merger Consideration in respect of each share of Vital Common Stock subject thereto, with cash paid in lieu of any fractional shares of Crescent Class A Common Stock in accordance with the Merger Agreement;
•each Vital Cash-Settled PSU Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full with performance conditions deemed to have been satisfied at target performance level, and be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Cash-Settled PSU Award, and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes; and

•any amounts in a Vital director’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) will become payable in a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Director Deferred Stock Award and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
For additional information regarding the treatment of Vital incentive awards, see the section entitled “The Merger Agreement-Treatment of Vital Incentive Awards” beginning on page 137.
Q:    What equity stake will Vital stockholders hold in Crescent immediately following the Mergers?
A:    Immediately following the Closing, we expect that (i) Crescent’s existing stockholders will hold approximately 77% of Crescent Class A Common Stock and (ii) Vital’s existing stockholders will hold approximately 23% of Crescent Class A Common Stock.
Q:    How do each of the Crescent Board and Vital Board recommend that I vote?
A:    Crescent. The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal. Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment. For additional information regarding how the Crescent Board recommends that Crescent stockholders vote, see the section entitled “The Mergers-Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 73.
Vital. The Vital Board unanimously recommends that Vital stockholders vote “FOR” the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal. For additional information regarding how the Vital Board recommends that Vital stockholders vote, see the section entitled “The Mergers-Recommendation of the Vital Board and Vital’s Reasons for the Mergers” beginning on page 98.
Q:    Why are Vital stockholders being asked to approve, on a non-binding, advisory basis, certain compensation arrangements that may be paid or become payable to Vital’s named executive officers in connection with the Mergers?
A:    Rule 14a-21(c) promulgated by the SEC under Section 14A of the Exchange Act requires that Vital seek a non-binding, advisory vote with respect to certain compensation arrangements that could be paid or become payable to Vital’s named executive officers in connection with the Mergers. For more information regarding such payments, see the section entitled “Vital Proposals.”
Q:    Why did the Crescent Board establish a special committee in connection with the negotiation and evaluation of the Mergers and the Merger Agreement?
A:    Given the rights held by the Series I Preferred Stockholder, an affiliate of KKR, with respect to the election of the entire Crescent Board and approval rights over certain issuances of Crescent Class A Common Stock and given that the interests of KKR and certain Crescent directors and officers in the Mergers may differ from those of the Crescent stockholders, the Crescent Board determined it was appropriate to establish the Crescent Special Committee composed entirely of Independent Directors (as defined in the Crescent Bylaws) for the purpose of reviewing and evaluating the Merger Agreement and the Mergers.
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For additional information regarding the interests of certain Crescent officers and directors in the Mergers, see the section entitled “The Mergers-Interests of Crescent Affiliates in the Mergers” beginning on page 125.
Q:    Do any of the officers, directors or other affiliates of Crescent or Vital have interests in the Mergers that may differ from or be in addition to my interests as a Crescent or Vital stockholder?
A:    Crescent. Crescent stockholders should be aware that certain directors, executive officers and other affiliates of Crescent have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to, the increase in the Management Fee payable to the Manager (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. These interests are described in more detail in the section entitled “The Mergers-Interests of Crescent Affiliates in the Mergers” beginning on page 125.
Vital. Vital stockholders should be aware that the executive officers and directors of Vital have interests in the Mergers that may be different from, or in addition to, the interests of Vital stockholders generally. These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards held by Vital directors and executive officers, potential severance payments and benefits upon a Vital executive officer’s qualifying termination of employment that occurs on or within 18 months following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing. These interests are described in more detail in the sections entitled “The Mergers-Interests of Vital Directors and Executive Officers in the Mergers” and “The Mergers-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers” beginning on pages 127 and 131, respectively.
Q:    What will the composition of the Crescent Board and management be following completion of the Mergers?
A:    Pursuant to the Merger Agreement, prior to the Effective Time, Crescent will take all actions reasonably necessary to (i) increase the number of directors constituting the Crescent Board to twelve, to become effective immediately prior to, but conditioned on, the Effective Time, (ii) appoint two directors designated by Vital and reasonably acceptable to Crescent to the Crescent Board as of the Effective Time and (iii) cause each director designee to be appointed to a standing committee of the Crescent Board. Such designees shall satisfy the independence requirements of the NYSE with respect to service on the Crescent Board. Further, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) to approve the expansion of the Crescent Board and (ii) not to remove or replace such director designees for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause). Upon completion of the Mergers, one current director of Crescent will resign from his or her current position in order to effect the appointment of the two directors nominated by Vital. All other current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business. Additionally, Crescent will continue to be headquartered in Houston, Texas.
Q:    Who is entitled to vote at the Special Meetings?
A:    Crescent Special Meeting. The Crescent Board has fixed October 16, 2025 as the record date for the Crescent Special Meeting. All holders of record of shares of Crescent Class A Common Stock as of the close of business on the Crescent Record Date are entitled to receive notice of, and to vote at, the Crescent

Special Meeting, provided that those shares remain outstanding on the date of the Crescent Special Meeting. As of the Crescent Record Date, there were 254,631,041 shares of Crescent Class A Common Stock outstanding. Virtual attendance at the Crescent Special Meeting is not required to vote. Instructions on how to vote your shares without attending the Crescent Special Meeting are provided in this section below. For additional information, see the section entitled “Special Meeting of Crescent Stockholders.”
Vital Special Meeting. The Vital Board has fixed October 22, 2025 as the record date for the Vital Special Meeting. All holders of record of shares of Vital Common Stock as of the close of business on the Vital Record Date are entitled to receive notice of, and to vote at, the Vital Special Meeting, provided that those shares remain outstanding on the date of the Vital Special Meeting. As of the Vital Record Date, there were 38,689,952 shares of Vital Common Stock outstanding. Virtual attendance at the Vital Special Meeting is not required to vote. Instructions on how to vote your shares without attending the Vital Special Meeting are provided in this section below. For additional information, see the section entitled “Special Meeting of Vital Stockholders.”
Q:    How many votes do I have?
A:    Crescent stockholders. Each Crescent stockholder of record is entitled to one vote for each share of Crescent Class A Common Stock held of record by such stockholder as of the close of business on the Crescent Record Date.
Vital stockholders. Each Vital stockholder of record is entitled to one vote for each share of Vital Common Stock held of record by such stockholder as of the close of business on the Vital Record Date.
Q:     What constitutes a quorum for the Crescent Special Meeting and the Vital Special Meeting?
A:    A quorum is the minimum number of stockholders necessary to hold a valid meeting.
Quorum for Crescent Special Meeting. The presence of a majority of the voting power of the outstanding Crescent Class A Common Stock virtually present or represented by proxy and entitled to vote at the meeting shall constitute a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Crescent Class A Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Broker non-votes, if any, will be treated as present for purposes of determining the presence of a quorum at the Crescent Special Meeting. Virtual attendance at the Crescent Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
Quorum for Vital Special Meeting. The virtual presence of a majority of the voting power of the outstanding shares of Vital Common Stock present in person or represented by proxy and entitled to vote at the meeting shall constitute a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Vital Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Vital Special Meeting. Broker non-votes, if any, will be treated as present for purposes of determining the presence of a quorum at the Vital Special Meeting. Virtual attendance at the Vital Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Vital Special Meeting.
Q:    Have any Crescent stockholders already committed to voting in favor of the Crescent Issuance Proposal?
A:    Yes. As required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on August 24, 2025. In addition, concurrently with the execution of the Merger Agreement, the Crescent Supporting Stockholders, who, as of such date, held approximately 29% of the outstanding shares of Crescent Class A Common Stock and all shares of Crescent Preferred Stock, entered into voting and support agreements with Vital, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to vote all shares of Crescent capital stock beneficially owned by such stockholders in favor of the Crescent Issuance Proposal and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers. For additional information, see “The Merger Agreement-Crescent Support Agreements.”
Q:    Are any Vital stockholders obligated to vote in favor of the Vital Merger Proposal?
A:    Yes. Under the terms of the Henry Investor Agreement, the Henry Investors, who as of the date of the Merger Agreement held approximately 20% of the outstanding shares of Vital Common Stock, are required to vote in accordance with the recommendation of the Vital Board with respect to the Vital Merger Proposal, subject to certain limited exceptions. For additional information, see “The Merger Agreement-Henry Investor Agreement.”
Q:    What will happen to Vital as a result of the Mergers?
A:    Pursuant to the First Company Merger, Merger Sub Inc. will merge with and into Vital, with Vital continuing as the Surviving Corporation, and, immediately following the First Company Merger, pursuant to the Second Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the Surviving Company. Shares of Vital Common Stock will no longer be publicly traded and will be delisted from the NYSE. Promptly following the completion of the Mergers, Crescent intends to effect an internal reorganization for financing purposes pursuant to which the Surviving Company will be contributed to OpCo and subsequently to Crescent Finance, the operating subsidiaries of Crescent Finance will be contributed to the Surviving Company, and the Surviving Company will be merged with and into Crescent Finance, with Crescent Finance surviving the merger.
Q:    I own shares of Vital Common Stock. What will happen to those shares as a result of the Mergers?
A:    If the Mergers are completed, your shares of Vital Common Stock will be converted into the right to receive the Merger Consideration. All such shares of Vital Common Stock will cease to be outstanding and will automatically be canceled. Each holder of a share of Vital Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to shares of Vital Common Stock except the right to receive the Merger Consideration and any cash to be paid in lieu of any fractional shares of Crescent Class A Common Stock, in each case to be issued or paid upon the exchange of any shares of Vital Common Stock for Merger Consideration. For additional information, see the sections entitled “The Mergers-Consideration to Vital Stockholders” and “The Merger Agreement-Effect of the Mergers; Merger Consideration” beginning on pages 54 and 137, respectively.
Q:    Where will the Crescent Class A Common Stock that Vital stockholders receive in the Mergers be publicly traded?
A:    Following the consummation of the Mergers, the shares of Crescent Class A Common Stock that Vital stockholders receive in the Mergers will be listed and traded on the NYSE under the symbol “CRGY.”
Q:    What happens if the Mergers are not completed?
A:    If the Vital Merger Proposal is not approved by Vital stockholders or if the Crescent Issuance Proposal is not approved by Crescent stockholders or if the Mergers are not completed for any other reason, Vital stockholders will not receive any Merger Consideration in connection with the Mergers, and their shares of Vital Common Stock will remain outstanding. Vital will remain an independent public company and Vital Common Stock will continue to be listed and traded on the NYSE. Additionally, if the Vital Merger Proposal is not approved by Vital stockholders or if the Mergers are not completed for any other reason, Crescent will not issue shares of Crescent Class A Common Stock to Vital stockholders, regardless of whether the Crescent Issuance Proposal is approved. If the Merger Agreement is terminated under specified circumstances, either Vital or Crescent (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related payment. For a more detailed discussion of the termination fees or other termination-related payments, see “The Merger Agreement—Termination” beginning on page 162.
Q:    What is a proxy and how can I vote my shares at the special meetings?
A:    A proxy is a legal designation of another person to vote the stock you own on your behalf.
Crescent. Shares of Crescent Class A Common Stock held directly in your name as the stockholder of record as of the close of business on the Crescent Record Date may be voted at the Crescent Special Meeting using the 16-digit control number found on your proxy card or voting instruction form, as described below. If you are a beneficial owner of Crescent Class A Common Stock but not the stockholder of record of such shares of Crescent Class A Common Stock, you will also need proof of stock ownership to be admitted to the Crescent Special Meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. If your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Crescent Special Meeting, your shares may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.
Vital. We strongly encourage you to vote your proxy by Internet, telephone or mail prior to the meeting, even if you plan to attend the Vital Special Meeting. Please also note that in order to attend and vote at the Vital Special Meeting, you must have already pre-registered for the meeting no later than December 10, 2025 at 10:00 a.m., CT. Once you have pre-registered, you will receive a confirmation e-mail with information on how to attend and vote at the meeting. Registered holders may log into the Vital Special Meeting website at www.virtualshareholdermeeting.com/VTLE2025SM, click on the ballot posted on the site and follow the instructions provided on the ballot. If you are the beneficial owner of shares held in street name, in order to vote at the meeting, you will need to provide a legal proxy from your bank, broker or other nominee. Beneficial owners are strongly encouraged to obtain the legal proxy at least 5 days prior to the meeting. Beneficial owners will need to have an electronic image (such as a pdf file or scan) of the legal proxy ready to include when voting. You should refer to the voting instructions provided by your brokerage firm, bank, or other holder of record for information about how to obtain a legal proxy.
The Vital Special Meeting will be a virtual meeting of the shareholders conducted via live webcast. Shares of Vital Common Stock held directly in your name as the stockholder of record as of the close of business on the Vital Record Date may be voted virtually at the Vital Special Meeting. The Vital Special Meeting is structured to provide Vital stockholders the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting. In order to attend the virtual meeting, you must register in advance no later than December 10, 2025, at 10:00 a.m., Central Time by visiting www.ProxyVote.com and selecting “Attend a Meeting.” You will need the 16-digit control number included on your voting instruction form or proxy card. You will receive a confirmation e-mail with information on how to attend the meeting. On the day of the meeting, you will be able to participate in the Vital Special Meeting by visiting www.virtualshareholdermeeting.com/VTLE2025SM and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. Beneficial stockholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank or other nominee. In addition to pre-registering for the meeting, beneficial holders that wish to vote must provide a legal proxy from their bank, broker or other nominee when they vote at the meeting. Such beneficial owners are strongly encouraged to obtain the legal proxy at least five days prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy ready to include when voting. Additional information regarding the rules and procedures for participating in the Vital Special Meeting will be provided in the meeting rules of conduct, which stockholders can view during the meeting at the meeting website.

Q:    How can I vote my shares without attending the special meetings?
A:    Crescent. If you are a stockholder of record of Crescent Class A Common Stock as of the close of business on the Crescent Record Date, you can vote by submitting a proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.
Vital. If you are a stockholder of record of Vital Common Stock as of the close of business on the Vital Record Date, you can vote by submitting a proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.
Q:    How can I submit a question at the Special Meetings?
A:    Crescent. Crescent stockholders attending the Crescent Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. However, Crescent stockholders will be able to submit any questions by the close of business on December 11, 2025 in advance of the Crescent Special Meeting by visiting www.proxyvote.com with their 16 digit control number found on their proxy card or voting instruction form.
Vital. Vital stockholders attending the Vital Special Meeting will be in a listen-only mode and will not be able to speak during the webcast.
Q:    Who do I contact if I am encountering difficulties attending the Special Meetings online?
A:    Crescent. If you encounter any difficulties during the check-in process or during the Crescent Special Meeting, please call (844) 986-0822 (domestic) or (303) 562-9302 (international), and a technician will be ready to assist you starting at 9:45 a.m., Central Time and until the Crescent Special Meeting has finished. Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.
A:    Vital. If you run into any technical issues while checking in or joining the session, you’ll find a technical assistance phone number on the registration page starting 15 minutes before the meeting begins.
Q:    What should I do if I receive more than one set of voting materials?
A:    You may receive more than one set of voting materials relating to the Crescent Special Meeting and/or the Vital Special Meeting if you (i) hold shares of both Crescent Class A Common Stock and Vital Common Stock, (ii) hold shares of Crescent Class A Common Stock and/or Vital Common Stock in “street name” and also directly in your name as a holder of record or otherwise or (iii) hold shares of Crescent Class A Common Stock and/or Vital Common Stock in more than one brokerage account.
Direct holders (holders of record). For shares of Crescent Class A Common Stock and/or Vital Common Stock held directly, complete, sign, date and return each proxy card (or submit your proxy by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Crescent Class A Common Stock and/or Vital Common Stock are voted.
Shares in “street name.” For shares of Crescent Class A Common Stock and/or Vital Common Stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.
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Q:    I hold shares of both Crescent Class A Common Stock and Vital Common Stock. Do I need to vote separately for each company?
A:    Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Crescent Class A Common Stock and with respect to the voting of shares of Vital Common Stock in order to effectively vote the shares you hold in each company.
Q:    If a holder of shares gives a proxy, how will the shares of Crescent Class A Common Stock or Vital Common Stock, as applicable, covered by the proxy be voted?
A:    If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Crescent Class A Common Stock or your shares of Vital Common Stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Crescent Class A Common Stock or Vital Common Stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Crescent Special Meeting or the Vital Special Meeting, as applicable.
Q:    How will my shares be voted if I return a blank proxy?
A:    Crescent. If you sign, date and return your proxy and do not indicate how you want your shares of Crescent Class A Common Stock to be voted, then your shares of Crescent Class A Common Stock will be voted “FOR” the approval of the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Vital. If you sign, date and return your proxy and do not indicate how you want your shares of Vital Common Stock to be voted, then your shares of Vital Common Stock will be voted “FOR” the approval of the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal.
Q:    Can I change my vote after I have submitted my proxy?
A:    Crescent. Yes. If you are a stockholder of record of Crescent Class A Common Stock as of the close of business on the Crescent Record Date, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Crescent Special Meeting in one of the following ways:
•submit a new proxy card bearing a later date;
•submit a new proxy by phone or the Internet at a later time;
•give written notice of your revocation to Crescent’s corporate secretary at 600 Travis Street, Suite 7200, Houston, Texas 77002 stating that you are revoking your proxy; or
•vote virtually at the Crescent Special Meeting. Please note that your attendance at the Crescent Special Meeting will not alone serve to revoke your proxy.
If you are a beneficial owner of Crescent Class A Common Stock as of the close of business on the Crescent Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Vital. Yes. If you are a stockholder of record of Vital Common Stock as of the close of business on the Vital Record Date, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Vital Special Meeting in one of the following ways:
•deliver a new proxy card bearing a later date by no later than 10:59 p.m., Central Time on December 11, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•deliver a new proxy by phone or the Internet at a later time by no later than 10:59 p.m., Central Time on December 11, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);
•give written notice of your revocation to Vital’s corporate secretary at 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120 stating that you are revoking your proxy by no later than 10:59 p.m., Central Time on December 11, 2025 (in which case your proxy will not be voted); or
•vote virtually at the Vital Special Meeting. Please note that your attendance at the Vital Special Meeting will not alone serve to revoke your proxy unless you have given written notice of your revocation as provided above or unless you vote your shares during the Vital Special Meeting.
If you are a beneficial owner of Vital Common Stock as of the close of business on the Vital Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:    Where can I find the voting results of the Special Meetings?
A:    Within four business days following the Special Meetings and certification of the final voting results, Crescent and Vital each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.
Q:    If I do not favor the Mergers as a Crescent stockholder or Vital stockholder, what are my rights?
A:    Crescent. Crescent stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Crescent Class A Common Stock as contemplated by the Merger Agreement. Crescent stockholders may vote against the Crescent Issuance Proposal if they do not favor the Mergers.
Vital. Because shares of Crescent Class A Common Stock are listed on the NYSE and holders of shares of Vital Common Stock are not required to receive consideration other than shares of Crescent Class A Common Stock, and cash in lieu of fractional shares (if any), in the Mergers, holders of shares of Vital Common Stock are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the Mergers. Vital stockholders may vote against the Vital Merger Proposal if they do not favor the Mergers.
Q:    Are there any risks that I should consider as a Crescent stockholder and/or Vital stockholder in deciding how to vote?
A:    Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 25. You also should read and carefully consider the risk factors of Crescent and Vital contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.
Q:    What happens if I sell or otherwise transfer my shares before the Special Meetings?
A:    Crescent stockholders. The record date for Crescent stockholders entitled to vote at the Crescent Special Meeting is earlier than the date of the Crescent Special Meeting. If you transfer your shares of Crescent Class A Common Stock after the Crescent Record Date but before the Crescent Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Crescent Special Meeting.
Vital stockholders. The record date for Vital stockholders entitled to vote at the Vital Special Meeting is earlier than the date of the Vital Special Meeting. If you transfer your shares of Vital Common Stock after the Vital Record Date but before the Vital Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Vital Special Meeting.

Q:    What happens if I sell or otherwise transfer my shares Vital Common Stock before the completion of the Mergers?
A:    Only Vital stockholders as of immediately prior to the Effective Time will become entitled to receive the Merger Consideration. If you sell your shares of Vital Common Stock prior to the First Company Merger, you will not become entitled to receive the Merger Consideration by virtue of the Mergers.
Q:    What are the material U.S. federal income tax consequences of the Mergers to Vital stockholders?
A:    Assuming that the Mergers are completed as currently contemplated, Vital and Crescent intend that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Crescent and Vital intend to report the Mergers consistent with such qualification. Provided that the Mergers so qualify, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers”) of Vital Common Stock generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Vital Common Stock for Crescent Class A Common Stock, except with respect to cash, if any, received in lieu of fractional shares of Crescent Class A Common Stock, if any. It is not a condition to Crescent’s obligation or Vital’s obligation to complete the Mergers (as currently contemplated) that the Mergers qualify as a reorganization. Moreover, Crescent and Vital have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged by the IRS, the Mergers would generally be treated as a taxable transaction for U.S. holders in which they recognize taxable gain or loss.
For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders of Vital Common Stock, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.” Each Vital stockholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income tax consequences of the Mergers to it.
Q:    When are the Mergers expected to be completed?
A:    Crescent and Vital are working to complete the Mergers as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement-Conditions to the Completion of the Mergers” beginning on page 160, including without limitation the approval of the Vital Merger Proposal by Vital stockholders at the Vital Special Meeting, the approval of the Crescent Issuance Proposal by Crescent stockholders at the Crescent Special Meeting and the expiration of the statutory waiting periods under the HSR Act, the transaction is expected to be completed by year end 2025. However, neither Crescent nor Vital can predict the actual date on which the Mergers will be completed, nor can the parties assure that the Mergers will be completed, because completion is subject to conditions beyond either company’s control.
Q:    If I am a Vital stockholder, how will I receive the Merger Consideration to which I am entitled?
A:    If you are a holder of book-entry shares representing eligible shares of Vital which are held through DTC, the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, the Merger Consideration and any cash in lieu of any fractional shares of Crescent Class A Common Stock and any dividends on the shares of Crescent Class A Common Stock with a record date after the Effective Time but prior to delivery and a payment date subsequent to delivery, in each case, that DTC has the right to receive.
If you are a holder of record of Vital book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the Mergers, (i) a notice advising you of the effectiveness of the Mergers, (ii) a statement reflecting the aggregate whole number of shares of Crescent Class A Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement as Merger Consideration and (iii) a check in the amount equal to cash in lieu of any fractional shares of Crescent Class A Common Stock (if applicable) and any dividends on the shares of Crescent Class A Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender.
No interest will be paid or accrued on any amount payable for shares of Vital Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.
For additional information on the exchange of Vital Common Stock for the Merger Consideration, see the section entitled “The Merger Agreement-Payment for Securities; Exchange” beginning on page 138.
Q:    If I am a Vital stockholder, will the shares of Crescent Class A Common Stock issued in the Mergers receive a dividend?
A:    After the completion of the Mergers, the shares of Crescent Class A Common Stock issued in connection with the Mergers will carry with them the right to receive the same dividends on shares of Crescent Class A Common Stock as the shares of Crescent Class A Common Stock held by all other holders of such shares for any dividend the record date for which occurs after the Mergers are completed.
On August 4, 2025, the Crescent Board approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to shareholders of Crescent Class A Common Stock with respect to the second quarter of 2025. The quarterly dividend became payable on September 2, 2025 to Crescent stockholders of record as of the close of business on August 18, 2025. For a further description of Crescent’s historical dividends, see Crescent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, each of which is incorporated by reference into this joint proxy statement/prospectus.
Any future Crescent dividends will depend on Crescent’s level of earnings, financial requirements and other factors and will be subject to approval by the Crescent Board, applicable law and the terms of Crescent’s existing debt documents.
Q:    Who will solicit and pay the cost of soliciting proxies?
A:    Crescent. Crescent has retained D.F. King & Co., Inc. to assist in its solicitation process. Crescent will pay D.F. King & Co., Inc. a fee of approximately $20,000, as well as reasonable and documented out-of-pocket expenses. Crescent also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies for Crescent (subject to certain exceptions).
Vital. Vital has retained Sodali & Co to assist in its solicitation process. Vital will pay Sodali & Co a fee of approximately $35,000 plus a discretionary fee for such consulting, analytic and proxy solicitation services, as well as reasonable and documented out-of-pocket expenses. Vital also has agreed to indemnify Sodali & Co against various liabilities and expenses that relate to or arise out of its solicitation of proxies for Vital (subject to certain exceptions).
Q:    What is “householding”?
A:    To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding a corporation’s common stock but who share the same address, a corporation may adopt a procedure approved by the SEC called “householding.” Under this procedure, certain holders of record who have the same address and last name will receive only one copy of proxy materials until such time as one or more of these stockholders notifies such corporation that they want to receive separate copies. Each of Crescent and Vital have elected to institute householding in connection with the Crescent Special Meeting and the Vital Special Meeting, respectively.
Q:    What should I do now?
A:    You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Crescent Class A Common Stock and/or Vital Common Stock will be voted in accordance with your instructions.
Q:    Who can answer my questions about the Crescent Special Meeting and/or Vital Special Meeting or the transactions contemplated by the Merger Agreement?
A:    Crescent stockholders. If you have questions about the Crescent Special Meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Crescent’s proxy solicitor:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Collect: (212) 931-0845
Toll-Free: (800) 870-0653
E-mail: CRGY@dfking.com
Vital stockholders. If you have questions about the Vital Special Meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Vital’s proxy solicitor:
Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Collect: (203) 658-9400
Toll-Free: (800) 662-5200
Email: vtle.info@investor.sodali.com
Q:    Where can I find more information about Crescent, Vital and the Mergers?
A:    You can find out more information about Crescent, Vital and the Mergers by reading this joint proxy statement/prospectus and, with respect to Crescent and Vital, from various sources described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 199 and 200, respectively.

SUMMARY
This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which Crescent and Vital refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meetings. In addition, Crescent and Vital incorporate by reference important business and financial information about Crescent and Vital into this joint proxy statement/prospectus, as further described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 199 and 200, respectively. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 199 and 200, respectively. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.
Information About the Companies (page 40)
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Crescent is a differentiated U.S. energy company committed to delivering value for stockholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s long-life, balanced portfolio combines stable cash flows from low-decline production with deep, high-quality development inventory. Crescent’s investing and operating activities are focused in Texas and the Rocky Mountain region. For additional information, please visit www.crescentenergyco.com.
Vital Energy, Inc.
521 E. Second Street, Suite 1000
Tulsa, Oklahoma 74120
Phone: (918) 513-4570
Vital is an independent energy company with headquarters in Tulsa, Oklahoma. Vital Energy’s business strategy is focused on the acquisition, exploration and development of oil and natural gas properties in the Permian Basin of West Texas. Additional information about Vital Energy may be found on its website at www.vitalenergy.com.
Venus Merger Sub I Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub Inc. is a wholly owned subsidiary of Crescent that was incorporated in Delaware on August 22, 2025. Upon the completion of the First Company Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was formed for the sole purpose of effecting the Mergers.
Venus Merger Sub II LLC
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001

Merger Sub LLC is a wholly owned subsidiary of Crescent that was organized in Delaware on August 22, 2025, for the purpose of entering into the Mergers. Immediately following the completion of the Mergers, Merger Sub LLC will continue as the Surviving Company.
The Mergers and the Merger Agreement (pages 54 and 135)
The terms and conditions of the Mergers are contained in the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Crescent and Vital encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Mergers.
The Crescent Board and the Vital Board each has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers and the Crescent Stock Issuance. Pursuant to the terms and subject to the conditions included in the Merger Agreement, Crescent has agreed to acquire the business of Vital by means of a merger of Merger Sub Inc. with and into Vital, with Vital continuing as the Surviving Corporation as a direct wholly owned subsidiary of Crescent. Immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the Surviving Company as a direct wholly owned subsidiary of Crescent. Promptly following the completion of the Mergers, Crescent intends to effect an internal reorganization for financing purposes pursuant to which the Surviving Company will be contributed to OpCo and subsequently to Crescent Finance, the operating subsidiaries of Crescent Finance will be contributed to the Surviving Company, and the Surviving Company will be merged with and into Crescent Finance, with Crescent Finance surviving the merger.
Effect of the Mergers; Merger Consideration (page 137)
Subject to the terms and conditions of the Merger Agreement, each share of Vital Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive from Crescent 1.9062 fully paid and nonassessable shares of Crescent Class A Common Stock and cash in lieu of fractional shares of Crescent Class A Common Stock, if any.
Risk Factors (page 25)
The Mergers and an investment in Crescent Class A Common Stock involve risks, some of which are related to the transactions contemplated by the Merger Agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 25, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Crescent’s and Vital’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings they make with the SEC. Vital stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Vital Merger Proposal to be considered and voted on at the Vital Special Meeting, and Crescent stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Crescent Issuance Proposal to be considered and voted on at the Crescent Special Meeting. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 199 and 200, respectively.
Treatment of Vital Incentive Awards (page 137)
Vital Stock Options
As of the Effective Time, each Vital Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically be assumed by Crescent and converted into an option to purchase shares of Crescent Class A Common Stock equal to the product of (i) the number of shares of Vital Common Stock subject to the Vital Stock Option immediately before the Effective Time and (ii) the Exchange Ratio, with an exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per share of Vital Common Stock of such Vital Stock Option immediately before the Effective Time by (b) the Exchange Ratio, subject to substantially the same terms and conditions as were applicable to such Vital Stock Option immediately before the Effective Time.

Vital RS Awards
As of the Effective Time, each Vital RS Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full and be cancelled and converted into the right to receive, without interest, the Merger Consideration in respect of each share of Vital Common Stock subject thereto, with cash paid in lieu of any fractional shares of Crescent Class A Common Stock in accordance with the Merger Agreement.
Vital Cash-Settled PSU Awards
As of the Effective Time, each Vital Cash-Settled PSU Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full with performance conditions deemed to have been satisfied at target performance level, and be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Cash-Settled PSU Award, and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
Vital Director Deferred Stock Awards
As of the Effective Time, any amounts in a Vital director’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) will become payable in a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Director Deferred Stock Award and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
Required Vote to Approve the Vital Advisory Compensation Proposal
Approval of the Vital Advisory Compensation Proposal requires the affirmative vote of a majority of votes cast at the Vital Special Meeting and entitled to vote on the proposal. Abstentions and broker non-votes, if any, will not affect the outcome of the voting on the proposal.
The Vital Advisory Compensation Proposal is described in the section entitled “Vital Proposals” beginning on page 53.
Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers (page 73)
The Crescent Board unanimously recommends that you vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal. Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment. For the factors considered by each of the Crescent Board and the Crescent Special Committee in reaching this decision and additional information on the recommendation of the Crescent Board, see the section entitled “The Mergers-Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 73.
Recommendation of the Vital Board and Vital’s Reasons for the Mergers (page 98)
The Vital Board unanimously recommends that you vote “FOR” the Vital Merger Proposal and “FOR” the Vital Advisory Compensation Proposal. For the factors considered by the Vital Board in reaching this decision and additional information on the recommendation of the Vital Board, see the section entitled “The Mergers-Recommendation of the Vital Board and Vital’s Reasons for the Mergers” beginning on page 98.

Opinions of Financial Advisors
Opinion of Jefferies LLC, Crescent’s Financial Advisor
Pursuant to an engagement letter dated as of August 15, 2025, Crescent retained Jefferies to act as its lead financial advisor in connection with the possible acquisition by Crescent of Vital or other business transactions or series of transactions between Crescent and Vital involving all or at least a majority of Vital’s equity or consolidated assets. At a meeting of the Crescent Board on August 24, 2025, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated as of the same date, to the Crescent Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the transactions contemplated in the Merger Agreement was fair, from a financial point of view, to Crescent.
The full text of the written opinion of Jefferies, dated as of August 24, 2025, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion was directed to the Crescent Board and addresses only the fairness to Crescent, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, as of the date of the opinion. The summary of the opinion of Jefferies set forth in the section entitled “The Mergers-Opinion of Jefferies LLC, Crescent’s Financial Advisor” beginning on page 76 is qualified in its entirety by reference to the full text of the opinion, a copy of which is attached as Annex D to this joint proxy statement/prospectus.
For additional information, see the section entitled “The Mergers-Opinion of Jefferies LLC, Crescent’s Financial Advisor” beginning on page 76 and Annex D.
Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor
The Crescent Special Committee engaged Intrepid to act as its financial advisor. As part of that engagement, the Crescent Special Committee requested that Intrepid evaluate the fairness, from a financial point of view, of the Merger Consideration to Crescent. On August 24, 2025, Intrepid delivered to the Crescent Special Committee its oral opinion, confirmed by its delivery to the Crescent Special Committee of a written opinion dated as of the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Transaction (as defined under “The Mergers-Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”) on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan (each as defined under “The Mergers-Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”).
The full text of Intrepid’s written opinion, dated August 24, 2025, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, and the qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference herein.
Intrepid provided its opinion for the information and benefit of the Crescent Special Committee (in its capacity as such) in connection with its evaluation of the Transaction. The opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Crescent Special Committee. The opinion is not intended to be and does not constitute a recommendation to any Crescent stockholder as to how such Crescent stockholder should act or vote with respect to the Transaction or any other matter.
Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they existed on, and were evaluated as of, August 24, 2025. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after August 24, 2025, including, without limitation, developments, circumstances, events or information that might affect the amounts payable to the Manager under the Management Agreement. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Crescent or Vital and the price, trading range or volume at which any securities will trade at any time, including following the announcement of the Transaction.
For additional information, see the section entitled “The Mergers-Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor” beginning on page 85 and Annex E.
Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor
On August 24, 2025, Houlihan Lokey verbally rendered its opinion to the Vital Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Vital Board dated August 24, 2025), as to whether, as of the date thereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view.
Houlihan Lokey’s opinion was directed to the Vital Board (in its capacity as such) and only addressed whether, as of the date thereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this joint proxy statement/prospectus and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Vital Board, any security holder of Vital or any other person as to how to act or vote with respect to any matter relating to the Merger.
See the section entitled “The Mergers-Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor” of this joint proxy statement/prospectus beginning on page 103 and Annex F.
Special Meeting of Crescent Stockholders (page 41)
Date, Time, Place and Purpose of the Crescent Special Meeting
The Crescent Special Meeting will be held on December 12, 2025, at 10:00 a.m., Central Time, at the following address: www.virtualshareholdermeeting.com/CRGY2025SM. The purpose of the Crescent Special Meeting is to consider and vote on the Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal by Crescent stockholders is a condition to the obligations of Crescent and Vital to complete the Mergers. Approval of the Crescent Adjournment Proposal is not a condition to the obligation of either Vital or Crescent to complete the Mergers.
Record Date and Outstanding Shares of Crescent Class A Common Stock
Only holders of record of issued and outstanding shares of Crescent as of the close of business on October 16, 2025 are entitled to notice of, and to vote at, the Crescent Special Meeting or any adjournment or postponement of the Crescent Special Meeting.
As of the close of business on the Crescent Record Date, there were 254,631,041 shares of Crescent Class A Common Stock issued and outstanding and entitled to vote at the Crescent Special Meeting. You may cast one vote on the Crescent Proposals for each share of Crescent Class A Common Stock that you held as of the close of business on the Crescent Record Date.

A complete list of Crescent stockholders entitled to vote at the Crescent Special Meeting will be available for inspection at Crescent’s principal place of business during regular business hours for a period of no less than ten days before the Crescent Special Meeting and during the Crescent Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Crescent stockholders is necessary for Crescent to hold a valid meeting. The presence at the Crescent Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the outstanding shares of Crescent Class A Common Stock entitled to vote at the Crescent Special Meeting constitutes a quorum. Virtual attendance at the Crescent Special Meeting constitutes presence in person for purposes of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for the Crescent Proposals or vote to “abstain” in respect of the Crescent Proposals, your shares of Crescent Class A Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Crescent Class A Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee for one proposal but giving voting instructions for the other proposal will be considered present and entitled to vote at the Crescent Special Meeting for the purpose of determining the presence of a quorum.
A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Because it is expected that all of the matters to be voted on at the Crescent Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of Crescent Class A Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of Crescent Class A Common Stock and provide your broker, bank or other nominee with instructions to vote on one Crescent Proposal but not on the other Crescent Proposals, your shares of Crescent Class A Common Stock will be treated as present for purposes of determining the presence of a quorum at the Crescent Special Meeting.
Required Vote to Approve the Crescent Issuance Proposal
Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have no effect on the outcome of the Crescent Issuance Proposal.
Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on August 24, 2025.
The Crescent Issuance Proposal is described in the section entitled “Crescent Proposals” beginning on page 47.
Required Vote to Approve the Crescent Adjournment Proposal
Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will no effect on the outcome of the Crescent Adjournment Proposal.
The Crescent Adjournment Proposal is described in the section entitled “Crescent Proposals” beginning on page 47.
Voting by Crescent Directors and Executive Officers
As of the Crescent Record Date, Crescent directors and executive officers, as a group, owned and were entitled to vote 10,535,846 shares of Crescent Class A Common Stock, or approximately 4% of the total outstanding shares of Crescent Class A Common Stock.

Crescent currently expects that all of its directors and executive officers will vote their shares “FOR” the Crescent Issuance Proposal.
Concurrently with the execution of the Merger Agreement, certain stockholders of Crescent, who, as of such date, held approximately 29% of the outstanding shares of Crescent Class A Common Stock and all shares of Crescent Preferred Stock affiliated with members of the Crescent Board, entered into voting and support agreements with Crescent and Vital (the “Crescent Support Agreements”), pursuant to which the Crescent Supporting Stockholders have agreed, among other things, (i) not to transfer any of their shares of Crescent Class A Common Stock, (ii) to vote their shares of Crescent Class A Common Stock in favor of the Crescent Issuance Proposal and (iii) to vote their shares of Crescent Class A Common Stock against (A) any Crescent Competing Proposal or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Crescent or its subsidiaries contained in the Merger Agreement or of such Crescent Supporting Stockholder contained in the Crescent Support Agreements. Additionally, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) not to indirectly transfer its shares of Crescent Preferred Stock for a period of three years following the Effective Time, (ii) to approve the expansion of the Crescent Board to twelve members to become effective as of, or as of immediately prior to, the Closing and (iii) not to remove or replace the two directors designated by Vital for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause). The Crescent Support Agreements will terminate upon the earlier to occur of (i) the approval of the Crescent Issuance Proposal, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the Effective Time. For additional information, see “The Merger Agreement—Crescent Support Agreements.”
Adjournment
Under the Merger Agreement, Crescent is required to adjourn or postpone the Crescent Special Meeting, (i) to the extent necessary, after good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to its stockholders, or (ii) if at the time of the Crescent Special Meeting, there are insufficient shares of Crescent Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special Meeting. Crescent may adjourn or postpone the Crescent Special Meeting if, at the time of the Crescent Special Meeting, there are insufficient shares of Crescent Class A Common Stock represented to approve the Crescent Issuance Proposal, whether or not a quorum is present. Notwithstanding the foregoing, the Merger Agreement provides that the Crescent Special Meeting may not be adjourned or postponed to a date on or after two business days prior to the End Date (as defined below) nor for more than ten business days after the date for which the meeting was previously scheduled without the prior written consent of Vital.
Special Meeting of Vital Stockholders (page 48)
Date, Time, Place and Purpose of the Vital Special Meeting
The Vital Special Meeting will be held at 10:00 a.m., Central Time, on December 12, 2025 at the following address: www.virtualshareholdermeeting.com/VTLE2025SM.
The purpose of the Vital Special Meeting is to consider and vote on the Vital Proposals. Approval of the Vital Merger Proposal is a condition to the obligations of Crescent and Vital to complete the Mergers. Approval of the Vital Advisory Compensation Proposal is not a condition to the obligation of either Vital or Crescent to complete the Mergers.
Record Date and Outstanding Shares of Vital Common Stock
Only record holders of shares of Vital Common Stock at the close of business on the Vital Record Date are entitled to notice of, and to vote at, the Vital Special Meeting or any adjournment or postponement of the Vital Special Meeting.

At the close of business on the Vital Record Date, the only issued and outstanding voting securities of Vital entitled to vote at the Vital Special Meeting were shares of Vital Common Stock. Each share of Vital Common Stock outstanding on the Vital Record Date for the Vital Special Meeting is entitled to one vote on each Vital Proposal and any other matter coming before the Vital Special Meeting. You may cast one vote on each Vital Proposal for each share of Vital Common Stock that you held as of the close of business on the Vital Record Date.
A complete list of Vital’s stockholders entitled to vote at the Vital Special Meeting will be available for inspection at Vital’s principal place of business during regular business hours for a period of no less than ten days before the Vital Special Meeting and during the Vital Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Vital stockholders is necessary for Vital to hold a valid meeting. The presence at the Vital Special Meeting of the holders of a majority of the voting power of the outstanding shares of the stock entitled to vote at the Vital Special Meeting, virtually or represented by proxy, constitutes a quorum. Virtual attendance at the Vital Special Meeting constitutes presence in person for purposes of determining the presence of a quorum for the transaction of business at the Vital Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for any Vital Proposal or vote to “abstain” in respect of the Vital Proposals, your shares of Vital Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Vital Special Meeting. Executed proxies which do not specify how you want your shares voted will be voted in accordance with the recommendations of the Vital Board.
A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Because it is expected that all of the matters to be voted on at the Vital Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of Vital Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of Vital Common Stock and provide your broker, bank or other nominee with instructions to vote on one Vital Proposal but not on the other Vital Proposal, your shares of Vital Common Stock will be treated as present for purposes of determining the presence of a quorum at the Vital Special Meeting.
Required Vote to Approve the Vital Merger Proposal
Approval of the Vital Merger Proposal is a condition to the completion of the Mergers and requires the affirmative vote of the holders of a majority of the shares of Vital Common Stock outstanding on the Vital Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Vital Merger Proposal.
The Vital Merger Proposal is described in the section entitled “Vital Proposals” beginning on page 53.
Required Vote to Approve the Vital Advisory Compensation Proposal
Approval of the Vital Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of Vital Common Stock cast on the Vital Advisory Compensation Proposal. Abstentions and broker non-votes, if any, will not affect the outcome of the voting on the Vital Advisory Compensation Proposal.
The Vital Advisory Compensation Proposal is described in the section entitled “Vital Proposals” beginning on page 53.
Voting by Vital Directors and Executive Officers
As of the Vital Record Date, Vital directors and executive officers, as a group, owned and were entitled to vote 627,117 shares of Vital Common Stock, or approximately 1.6% of the total outstanding shares of Vital Common Stock.

Vital currently expects that all of its directors and executive officers will vote their shares “FOR” the Vital Proposals.
Adjournment
Under the Merger Agreement, Vital is required to adjourn or postpone the Vital Special Meeting (i) if at the time of the Vital Special Meeting (A) there are insufficient shares of Vital Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Vital Special Meeting (B) there are insufficient shares of Vital Common Stock represented (either in person or by proxy) to approve the Vital Merger Proposal, whether or not a quorum is present or (ii) to the extent necessary, after good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to Vital stockholders. Notwithstanding the foregoing, the Merger Agreement provides that the Vital Special Meeting may not be adjourned or postponed to a date on or after two business days prior to March 31, 2026 (the “End Date”) (except as necessary to amend or supplement this joint proxy statement/prospectus), nor, without the prior consent of Crescent, for more than ten business days after the date for which the meeting was previously scheduled. The chairperson of the Vital Special Meeting may adjourn the Vital Special Meeting from time to time for any reason, whether or not there is a quorum at the Vital Special Meeting.
Interests of Crescent Affiliates in the Mergers (page 125)
In considering the recommendation of the Crescent Board with respect to the Crescent Proposals, Crescent stockholders should be aware that certain directors, executive officers and other affiliates of Crescent have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to, the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. These interests are described in more detail in the section entitled “The Mergers-Interests of Crescent Affiliates in the Mergers” beginning on page 125. The members of the Crescent Board and the Crescent Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Crescent stockholders approve the Crescent Proposals.
Board of Directors and Management of the Combined Company Following Completion of the Mergers (page 126)
Pursuant to the Merger Agreement, prior to the Effective Time, Crescent will take all actions reasonably necessary to (i) increase the number of directors constituting the Crescent Board to twelve, to become effective immediately prior to, but conditioned on, the Effective Time, (ii) appoint two directors designated in writing by Vital and reasonably acceptable to Crescent to the Crescent Board as of the Effective Time, after reasonable consultation with Crescent following an opportunity to interview the director designees, and (iii) cause each director designee to be appointed to a standing committee of the Crescent Board. Such designees shall satisfy the independence requirements of the NYSE with respect to service on the Crescent Board. Further, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) to approve the expansion of the Crescent Board and (ii) not to remove or replace such director designees for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause).
Upon completion of the Mergers, one current director of Crescent will resign from his or her current position in order to effect the appointment of the two directors nominated by Vital. All other current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business.
Additionally, Crescent will continue to be headquartered in Houston, Texas.

Interests of Vital Directors and Executive Officers in the Mergers (page 127)
In considering the recommendations of the Vital Board with respect to the Vital Merger Proposal and the Vital Advisory Compensation Proposal, Vital stockholders should be aware that the executive officers and directors of Vital have interests in the Mergers that may be different from, or in addition to, the interests of Vital stockholders generally. These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards held by Vital directors and executive officers, potential severance payments and benefits upon a Vital executive officer’s qualifying termination of employment that occurs on or within 18 months following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing.
These interests are described in more detail in the sections entitled “The Mergers-Interests of Vital Directors and Executive Officers in the Mergers” and “The Mergers-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers” beginning on pages 127 and 131, respectively.
No Solicitation; Changes in Recommendation (page 146)
Subject to certain exceptions, the Merger Agreement limits Crescent’s and Vital’s ability to initiate, solicit or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to it or its subsidiaries) the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal. For a more detailed discussion on Crescent and Vital and the ability of their boards of directors to consider other proposals, please see the section entitled “The Merger Agreement-No Solicitation; Changes in Recommendation” beginning on page 146.
Conditions to the Completion of the Mergers (page 160)
Mutual Conditions
The respective obligations of Vital and the Crescent Parties to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time or, to the extent permitted by law, the waiver by each party, of each of the following conditions:
•the adoption of the Merger Agreement by Vital stockholders must have been obtained in accordance with applicable law and the organizational documents of Vital;
•the approval of the Crescent Stock Issuance by Crescent stockholders must have been obtained in accordance with applicable law and the organizational documents of Crescent;
•any waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act must have expired or otherwise been terminated;
•no governmental entity having jurisdiction over any party to the Merger Agreement will have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement, and no law may be in effect that makes consummation of the Mergers illegal or otherwise prohibited;
•the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order (or, to the knowledge of Crescent or Vital, threatened by the SEC); and
•the shares of Crescent Class A Common Stock issuable to holders of eligible shares of Vital Common Stock pursuant to the Merger Agreement must have been authorized for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to the Obligations of the Crescent Parties
The obligations of the Crescent Parties to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time or, to the extent permitted by law, the waiver by Crescent of each of the following conditions:
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Vital must be true and correct (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•Vital must have performed or complied in all material respects with all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement or to the Effective Time; and
•Crescent must have received a certificate of Vital signed by an executive officer of Vital, dated as of the Closing Date, confirming that the conditions described above have been satisfied.
Additional Conditions to the Obligations of Vital
The obligations of Vital to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by Vital at or prior to the Effective Time of each of the following conditions:
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of the Crescent Parties must be true and correct (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•each of the Crescent Parties must have performed or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and
•Vital must have received a certificate of Crescent signed by an executive officer of Crescent, dated as of the Closing Date, confirming that the conditions described above have been satisfied.
Termination (page 162)
Crescent and Vital may terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Vital stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders.
The Merger Agreement may also be terminated by either Crescent or Vital at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Vital stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders, in any of the following situations:
•if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the Mergers illegal or otherwise permanently prohibited, so long as the terminating party’s material breach of a covenant or agreement under the Merger Agreement has not been the primary cause or primarily resulted in such action or event occurring;
•if the Mergers have not been consummated at or prior to 5:00 p.m. Houston, Texas time on the End Date, so long as the terminating party’s material breach of a covenant or agreement under the Merger Agreement has not been the primary cause or primarily resulted in the failure of the Mergers to occur on or before such date;
•in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of an applicable closing condition if it was continuing as of the Closing Date and (ii) cannot be or has not been cured within thirty days after the giving of written notice to the breaching party of such breach (which, in the case of a breach by Vital, we refer to as a “Vital breach termination event” and, in the case of a breach by Crescent, we refer to as a “Crescent breach termination event”) and so long as the terminating party is not in itself in such breach; or
•if (i) the Vital stockholders do not approve the Vital Merger Proposal upon a vote held at a duly held Vital Special Meeting, or at any adjournment or postponement of the Vital Special Meeting, or (ii) the Crescent stockholders do not approve the Crescent Issuance Proposal upon a vote held at a duly held Crescent Special Meeting, or at any adjournment or postponement of the Crescent Special Meeting.
In addition, the Merger Agreement may be terminated by Crescent:
•if (i) at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, the Vital Board or any committee thereof has made a Vital Change in Recommendation (whether or not permitted by the Merger Agreement) or (ii) Vital or one of its directors or officers Willfully and Materially Breaches (as defined herein) its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date; or
•at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal, so long as Crescent has contemporaneously with such termination paid Vital the Crescent Termination Fee and Crescent has complied in all material respects in accordance with the Merger Agreement in respect of such Crescent Superior Proposal.
Further, the Merger Agreement may be terminated by Vital:
•if (i) at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Change in Recommendation (whether or not permitted by the Merger Agreement) or (ii) Crescent or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date; or
•at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, in order to enter into a definitive agreement with respect to a Vital Superior Proposal, so long as Vital has contemporaneously with such termination paid Crescent the Vital Termination Fee and Vital has complied in all material respects in accordance with the Merger Agreement in respect of such Vital Superior Proposal.
Termination Fees and Expense Reimbursement (page 163)
Termination Fees Payable by Crescent
The Merger Agreement requires Crescent to pay Vital the Crescent Termination Fee if:
•(i) Vital terminates the Merger Agreement because (A) at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Change in Recommendation (whether or not permitted by the Merger Agreement) or (B) Crescent or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date, or (ii) Crescent terminates the Merger Agreement at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal;
•(i) (A) Vital or Crescent terminates the Merger Agreement due to failure to obtain the Crescent stockholder approval of the Crescent Issuance Proposal, and on or before the date of such termination a Crescent Competing Proposal has been publicly announced or publicly disclosed and not withdrawn without qualification at least five business days prior to the Crescent Special Meeting or (B) Vital terminates the Merger Agreement due to a Crescent breach termination event, and on or before the date of such termination a Crescent Competing Proposal has been announced, disclosed or otherwise communicated to senior management of Crescent or the Crescent Board and not withdrawn, and (ii) within twelve months after such termination, Crescent enters into a definitive agreement with respect to, or publicly approves or recommends to its stockholders or otherwise does not oppose, or consummates, any Crescent Competing Proposal (for purposes of this paragraph, any reference in the definition of Crescent Competing Proposal to “15%” will be deemed to be a reference to “50%”); or
•Crescent or Vital terminates the Merger Agreement because of (i) the failure to obtain the Crescent stockholder approval of the Crescent Issuance Proposal or (ii) the failure to consummate the Mergers prior to the expiration of the End Date, and at the time of such termination, Vital would have been permitted to terminate the Merger Agreement because of a Crescent Change in Recommendation or breach of Crescent’s non-solicitation obligations in the Merger Agreement.
In no event will Crescent be required to pay the Crescent Termination Fee on more than one occasion.
Termination Fees Payable by Vital
The Merger Agreement requires Vital to pay Crescent the Vital Termination Fee if:
•(i) Crescent terminates the Merger Agreement because (A) at any time prior to the approval of the Vital Merger Proposal by the Vital stockholders, the Vital Board or any committee thereof has made a Vital Change in Recommendation (whether or not permitted by the Merger Agreement) or (B) Vital or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date, or (ii) Vital terminates the Merger Agreement at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, in order to enter into a definitive agreement with respect to a Vital Superior Proposal;
•(i) (A) Vital or Crescent terminates the Merger Agreement due to failure to obtain the Vital stockholder approval of the Vital Merger Proposal, and on or before the date of such termination a Vital Competing Proposal has been publicly announced or publicly disclosed and not withdrawn without qualification at least five business days prior to the Vital Special Meeting or (B) Crescent terminates the Merger Agreement due to a Vital breach termination event, and on or before the date of such termination a Vital Competing Proposal has been announced, disclosed or otherwise communicated to senior management of Vital or the Vital Board and not withdrawn, and (ii) within twelve months after such termination, Vital enters into a definitive agreement with respect to, or publicly approves or recommends to its stockholders or otherwise does not oppose, or consummates, any Vital Competing Proposal (for purposes of this paragraph, any reference in the definition of Vital Competing Proposal to “15%” will be deemed to be a reference to “50%”); or
•Crescent or Vital terminates the Merger Agreement because of (i) the failure to obtain the Vital stockholder approval of the Vital Merger Proposal or (ii) the failure to consummate the Mergers prior to the expiration of the End Date, and at the time of such termination, Crescent would have been permitted to terminate the Merger Agreement because of a Vital Change in Recommendation or breach of Vital’s non-solicitation obligations in the Merger Agreement.
In no event will Vital be required to pay the Vital Termination Fee on more than one occasion.

Expenses
Except for the payment of expenses described below, generally, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne solely and entirely by the party incurring such expenses, whether or not the Mergers are consummated.
The Merger Agreement requires Crescent to pay Vital an expense reimbursement in the amount of $5.5 million if the Merger Agreement is terminated by either Crescent or Vital because the required Crescent Stockholder Approval is not obtained and Vital is not otherwise entitled to receive the Crescent Termination Fee.
The Merger Agreement requires Vital to pay Crescent an expense reimbursement in the amount of $5.5 million if the Merger Agreement is terminated by either Crescent or Vital because the required Vital Stockholder Approval is not obtained and Crescent is not otherwise entitled to receive the Vital Termination Fee.
In no event will either party be entitled to receive more than one payment of the expense reimbursement. If either party receives a termination fee, then such party will not be entitled to also receive the expense reimbursement, and if a party is entitled to receive a termination fee after it has already received an expense reimbursement or concurrently with such expense reimbursement, such termination fee will be paid net of the expense reimbursement received.
No Dissenters’ or Appraisal Rights (page 134)
No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement. See “The Mergers—No Dissenters’ or Appraisal Rights” on page 134.
Related Agreements
Crescent Support Agreements
Concurrently with the execution of the Merger Agreement, the Crescent Supporting Stockholders, who, as of such date, held approximately 29% of the outstanding shares of Crescent Class A Common Stock and all shares of Crescent Preferred Stock, entered into voting and support agreements with Crescent and Vital, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, (i) not to transfer any of their shares of Crescent Class A Common Stock, (ii) to vote their shares of Crescent Class A Common Stock in favor of the Crescent Issuance Proposal and any other matter considered and voted upon by the stockholders of Crescent necessary to consummate the Mergers and (iii) to vote their shares of Crescent Class A Common Stock against (A) any Crescent Competing Proposal or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Crescent or its subsidiaries contained in the Merger Agreement or of such Crescent Supporting Stockholder contained in the Crescent Support Agreements. Additionally, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) not to indirectly transfer its shares of Crescent Preferred Stock for a period of three years following the Effective Time, (ii) to approve the expansion of the Crescent Board to twelve members to become effective as of, or as of immediately prior to, the Closing and (iii) not to remove or replace the two directors designated by Vital for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause). The Crescent Support Agreements will terminate upon the earlier to occur of (i) the approval of the Crescent Issuance Proposal, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the Effective Time.
The foregoing description of the Crescent Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of Crescent Support Agreement, attached hereto as Annex B.
Management Agreement Amendment
Pursuant to the Merger Agreement, Crescent entered into the Management Agreement Amendment, pursuant to which the incremental Management Fee that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million per annum.

The foregoing description of the Management Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Management Agreement Amendment, attached hereto as Annex C.
Henry Investor Agreement
The Henry Investors, who held approximately 20% of the outstanding shares of Vital Common Stock as of the date of the Merger Agreement, entered into the Henry Investor Agreement with Vital on September 13, 2023, in connection with the acquisition of certain oil and gas producing properties from the Henry Investors for consideration of, among other things, cash and preferred stock of Vital that converted into 1,575,376 shares of Vital Common Stock on May 23, 2024. Under the terms of the Henry Investor Agreement, the Henry Investors agreed, until such time that the Henry Investors no longer beneficially own 10% or more of the outstanding shares of Vital Common Stock, among other things, (i) not to transfer any of their voting securities without the prior consent of Vital, subject to certain exceptions, and (ii) to cause all the voting securities beneficially owned by the Henry Investors or their affiliates to be voted in favor of any recommendation of the Vital Board relating to any merger, acquisition or business combination that is voted on by the Vital stockholders. Vital is required to use reasonable best efforts to enforce these obligations under the terms of the Merger Agreement, and Vital may not terminate or amend, or grant any waiver under, the Henry Investor Agreement without the prior written consent of Crescent.
Material U.S. Federal Income Tax Consequences of the Mergers (page 167)
Assuming that the Mergers are completed as currently contemplated, Vital and Crescent intend that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the Mergers so qualify, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers”) of Vital Common Stock generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of their Vital Common Stock for Crescent Class A Common Stock, except with respect to cash, if any, received in lieu of fractional shares of Crescent Class A Common Stock. It is not a condition to Crescent’s obligation or Vital’s obligation to complete the Mergers (as currently contemplated) that the Mergers qualify as a reorganization. Moreover, Crescent and Vital have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged by the IRS, the Mergers would generally be treated as a taxable transaction for U.S. holders in which they recognize taxable gain or loss.
For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders of Vital Common Stock, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.” Each Vital stockholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income tax consequences of the Mergers to it.
Comparison of Rights of Stockholders of Crescent and Vital (page 188)
The rights of Vital stockholders who receive shares of Crescent Class A Common Stock in the Mergers will be governed by the Crescent Charter and the Crescent Bylaws, rather than by the Vital Charter and the Vital Bylaws. As a result, Vital stockholders will have different rights once they become Crescent stockholders due to the differences in the organizational documents of Vital and Crescent. The key differences are described in the section entitled “Comparison of Rights of Stockholders of Crescent and Stockholders of Vital” beginning on page 188. Certain risks associated with these differences are also described in the section entitled “Risk Factors-Risks Relating to Crescent Following the Mergers-The Series I Preferred Stockholder will continue to have control over certain corporate matters, including the election of directors, following the Closing, and as a result, Vital stockholders will exercise less influence over management than they currently do.”
Listing of Crescent Shares; Delisting and Deregistration of Vital Shares (page 133)
If the Mergers are completed, the shares of Crescent Class A Common Stock to be issued in the Mergers will be listed for trading on the NYSE, shares of Vital Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and Vital will no longer be required to file periodic reports with the SEC in connection with Vital Common Stock, pursuant to the Exchange Act.
Accounting Treatment of the Mergers
Crescent prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Crescent will be treated as the acquirer for accounting purposes. See “The Mergers—Accounting Treatment of the Mergers” beginning on page 133.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CRESCENT
The following table sets forth selected historical consolidated financial data for Crescent (i) as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 and (ii) as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.
The selected historical consolidated financial data as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 was derived from Crescent’s unaudited condensed consolidated financial statements included in Crescent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 was derived from Crescent’s audited consolidated financial statements included in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, incorporated by reference herein.
The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Crescent nor does it include the effects of the Mergers. This summary should be read together with other information contained in Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 199.

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2024	2023	2022	2025	2024
	(in thousands)
Statement of Operations Data:
Revenues:
Oil	$2,130,418	$1,750,961	$1,969,070	$1,222,147	$973,516
Natural gas	349,858	371,066	766,962	346,441	131,218
Natural gas liquids	316,981	192,870	268,192	205,717	133,850
Midstream and other	133,662	67,705	52,841	73,851	72,172
Total revenues	2,930,919	2,382,602	3,057,065	1,848,156	1,310,756
Expenses:
Lease operating expense	528,822	495,380	438,753	321,745	253,142
Workover expense	60,312	58,441	66,864	35,381	29,883
Asset operating expense	103,220	86,593	78,709	50,724	58,249
Gathering, transportation and marketing	312,931	235,153	177,078	211,362	135,420
Production and other taxes	162,634	162,963	238,381	115,487	63,588
Depreciation, depletion and amortization	949,480	675,782	532,926	579,629	388,946
Impairment expense	161,542	153,495	142,902	48,632	—
Exploration expense	16,591	9,328	3,425	5,880	193
Midstream and other operating expense	110,136	39,809	13,513	58,843	57,525
General and administrative expense	336,219	140,918	84,990	181,382	89,855
Gain on sale of assets	(29,430)	—	(4,641)	(12,772)	(19,449)
Total expenses	2,712,457	2,057,862	1,772,900	1,596,293	1,057,352
Income from operations	218,462	324,740	1,284,165	251,863	253,404
Other income (expense):
Gains (loss) on derivatives	(114,348)	166,980	(676,902)	107,557	(101,470)
Interest expense	(216,263)	(145,807)	(95,937)	(148,400)	(85,045)
Loss from extinguishment of debt	(59,095)	—	—	—	(22,582)
Other income (expense)	1,760	(282)	949	231	774
Income (loss) from equity affiliates	729	(413)	4,616	831	78
Total other income (expense)	(387,217)	20,478	(767,274)	(39,781)	(208,245)
Income (loss) before income taxes	(168,755)	345,218	516,891	212,082	45,159
Income tax benefit (expense)	31,072	(23,227)	(36,291)	(43,670)	(7,318)

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2024	2023	2022	2025	2024
	(in thousands)
Net income (loss)	(137,683)	321,991	480,600	168,412	37,841
Less: net (income) loss attributable to noncontrolling interests	1,215	(472)	(2,669)	(3,288)	(1,681)
Less: net (income) loss attributable to redeemable noncontrolling interests	21,863	(253,909)	(381,257)	(14,050)	(22,781)
Net income (loss) attributable to Crescent	$(114,605)	$67,610	$96,674	$151,074	$13,379
Balance sheet data (at period end):
Cash and cash equivalents	$132,818	$2,974		$3,054
Property, plant and equipment, net	8,145,054	6,115,826		8,980,400
Total assets	9,160,649	6,803,335		9,856,686
Total liabilities	4,792,689	3,167,617		5,357,962
Redeemable noncontrolling interests	1,228,329	1,901,208		—
Total equity	3,139,631	1,734,510		4,498,724
Net cash provided by (used in):
Operating activities	$1,223,086	$935,769	$1,012,372	$836,080	$470,696
Investing activities	(1,198,299)	(1,398,800)	(1,124,344)	(1,269,111)	(286,562)
Financing activities	207,392	456,456	(7,841)	213,380	594,461

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VITAL
The following table sets forth selected historical consolidated financial data (i) as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 and (ii) as of June 30, 2025 and for the six months ended June 30, 2025 and 2024. The selected historical consolidated financial data of Vital as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 was derived from Vital’s unaudited condensed consolidated financial statements included in Vital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 was derived from Vital’s audited consolidated financial statements included in Vital’s Annual Report on Form 10-K for the year ended December 31, 2024, incorporated by reference herein.
The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Vital nor does it include the effects of the Mergers. This summary should be read together with other information contained in Vital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 199.

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2024	2023	2022	2025	2024
	(in thousands)
Statement of Operations Data:
Revenues:
Oil sales	$1,728,971	$1,328,518	$1,351,207	$787,937	$857,451
NGL sales	190,775	136,901	234,613	112,785	86,945
Natural gas sales	15,544	63,214	208,554	37,969	12,874
Sales of purchased oil	12,745	14,313	119,408	—	—
Other operating revenues	4,279	4,658	7,014	3,116	1,440
Total revenues	1,952,314	1,547,604	1,920,796	941,807	958,710
Costs and expenses:
Lease operating expenses	448,078	261,129	173,983	211,235	219,470
Production and ad valorem taxes	117,947	93,224	110,997	59,581	57,693
Oil transportation and marketing expenses	44,843	41,284	53,692	20,769	22,032
Gas gathering, processing and transportation expenses	17,825	2,013	—	12,136	7,464
Costs of purchased oil	13,243	15,065	122,118	—	—
General and administrative	101,578	104,819	68,082	46,471	52,929
Organizational restructuring expenses	795	1,654	10,420	4,627	—
Depletion, depreciation and amortization	741,966	463,244	311,640	376,324	340,405
Impairment expense	481,305	—	40	585,287	—
Other operating expenses, net	8,799	6,223	8,583	4,176	3,611
Total costs and expenses	1,976,379	988,655	859,555	1,320,606	703,604
Gain (loss) on disposal of assets, net	1,513	672	(1,079)	1,365	166
Operating income (loss)	(22,552)	559,621	1,060,162	(377,434)	255,272
Non-operating income (expense):
Gain (loss) on derivatives, net	38,140	96,230	(298,723)	113,164	(144,489)
Interest expense	(177,794)	(149,819)	(125,121)	(100,234)	(84,111)
Loss on extinguishment of debt, net	(66,115)	(4,039)	(1,459)	—	(66,115)
Other income, net	7,060	9,748	2,155	1,216	4,674
Total non-operating expense, net	(198,709)	(47,880)	(423,148)	14,146	(290,041)
Income (loss) before income taxes	(221,261)	511,741	637,014	(363,288)	(34,769)
Income tax benefit (expense)	47,740	183,337	(5,502)	(238,121)	5,340
Net income (loss)	(173,521)	695,078	631,512	(601,409)	(29,429)

	Historical
	For the Years Ended December 31,			For the Six Months Ended June 30,
	2024	2023	2022	2025	2024
	(in thousands)
Preferred stock dividends	(652)	(449)	—	—	(652)
Net income (loss) available to common stockholders	$(174,173)	$694,629	$631,512	$(601,409)	$(30,081)
Balance sheet data (at period end):
Cash and cash equivalents	$40,179	$14,061		$30,194
Property and equipment, full cost method, net	4,997,897	4,360,208		4,518,965
Total assets	5,878,946	5,149,581		5,100,451
Total debt, net of unamortized discounts, premiums and debt issuance costs	2,454,242	1,609,424		2,321,294
Total liabilities	3,178,375	2,364,324		2,994,873
Total Stockholders’ Equity	2,700,571	2,785,257		2,105,578
Net cash provided by (used in):
Operating activities	1,000,330	812,956	829,620	603,326	496,991
Investing activities	(1,737,591)	(1,476,130)	(475,952)	(471,423)	(432,335)
Financing activities	763,379	632,800	(366,031)	(141,888)	(22,153)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following summary unaudited pro forma condensed combined balance sheet data gives effect to the Mergers, the Notes Transactions and the RCF Draw as if they had occurred on June 30, 2025. The pro forma balance sheet as of June 30, 2025 reflects no adjustment for the Ridgemar Acquisition and SilverBow Merger (the “Previous Crescent Acquisitions”) or Vital’s purchase in September 2024 of certain oil and natural gas properties (the “Point Properties” and, such transaction, the “Point Acquisition”), as the transactions are already reflected in the historical balance sheets of Crescent and Vital, respectively, for such periods. The unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2025 and for the year ended December 31, 2024 gives effect to (i) the Mergers, (ii) the Previous Crescent Acquisitions, (iii) the Point Acquisition (iv) the Notes Transactions which occurred in July 2025, and (v) the RCF Draw, as if each had occurred on January 1, 2024. The pro forma condensed combined statement of operations for the six months ended June 30, 2025 reflects no adjustment for the SilverBow Merger or the Point Acquisition as these transactions are already reflected in the historical statements of operations of Crescent and Vital, respectively for the six months ended June 30, 2025. The pro forma statement of operations for the year ended December 31, 2024 does not reflect the historical operations of the Point Acquisition from July 1, 2024 through September 19, 2024 as this period was also not reflected within Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025 and is deemed to be immaterial to the pro forma statement of operations for the year ended December 31, 2024. The pro forma financial statements contain certain reclassification adjustments to conform the historical financial statement presentation of Vital, the Point Properties, SilverBow and Ridgemar with Crescent’s historical financial statement presentation.
The following summary unaudited pro forma condensed combined financial statements has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Mergers occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 25. The following summary unaudited pro forma condensed combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 170 and the related notes.

	Crescent Pro Forma Combined
	Six Months Ended June 30,	Year Ended December 31,
	2025	2024
Statement of Operations Data:
Revenues:
Oil	$2,048,021	$4,915,917
Natural gas	385,356	499,203
Natural gas liquids	320,258	605,814
Midstream and other	76,967	152,323
Total revenues	2,830,602	6,173,257
Expenses:
Lease operating expense	503,242	1,073,608
Workover expense	69,396	158,581
Asset operating expense	50,724	103,220
Gathering, transportation and marketing	245,723	474,122
Production and other taxes	176,679	356,818
Depreciation, depletion and amortization	703,836	1,343,350
Impairment expense	633,919	642,847
Exploration expense	7,069	19,757
Midstream and other operating expense	60,821	127,310
General and administrative expense	262,076	692,045
Gain on sale of assets	(14,137)	(30,943)
Total expenses	2,699,348	4,960,715
Income from operations	131,254	1,212,542
Other income (expense):
Interest expense	(249,678)	(550,042)
Loss from extinguishment of debt	—	(154,417)
Gain (loss) on derivatives	220,721	(86,498)
Income (loss) from equity affiliates	644	(187)
Other income	1,447	10,590
Total other income (expense)	(26,866)	(780,554)
Income before income taxes	104,388	431,988
Income tax benefit (expense)	(336,748)	(78,806)
Net income (loss)	(232,360)	353,182
Less: net (income) loss attributable to noncontrolling interests	(3,288)	1,215
Less: net (income) attributable to redeemable noncontrolling interests	(7,016)	(138,298)
Preferred stock dividends	—	(652)
Less: net income (loss) attributable to Crescent Energy	$(242,664)	$215,447
Balance sheet data (at period end):
Cash and cash equivalents	$24,810
Property, plant and equipment, net	11,368,378
Total assets	12,961,743
Total debt	5,748,380
Total liabilities	7,901,497
Total equity	5,060,246

SUMMARY UNAUDITED PRO FORMA OIL, NATURAL GAS AND NGL RESERVE INFORMATION
The following tables present the estimated unaudited pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2024. The unaudited pro forma reserve information set forth below gives effect to the Mergers and the Ridgemar Acquisition as if they had been completed on December 31, 2024. The unaudited pro forma reserve information reflects no adjustment for the SilverBow Merger or the Point Acquisition as these transactions are already reflected in the historical reserve information of Crescent and Vital as of December 31, 2024. The following summary unaudited pro forma reserve information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 25. The summary unaudited pro forma reserve information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 170 and the related notes included in this joint proxy statement/prospectus.

	As of December 31, 2024
	Crescent Pro Forma Combined Prior to Mergers (1)	Vital Historical (2)	Crescent Unaudited Pro Forma Combined (3)
Proved Reserves
Oil (MBbls)	357,896	183,140	541,036
Natural Gas (MMcf)(4)	1,662,132	794,909	2,457,041
NGLs (MBbls)	157,769	139,650	297,419
Total (Mboe)	792,689	455,275	1,247,964
Proved Developed Reserves:
Oil (MBbls)	231,586	118,966	350,552
Natural Gas (MMcf)(4)	1,383,829	587,785	1,971,614
NGLs (MBbls)	116,603	101,229	217,832
Total (Mboe)	578,829	318,159	896,988
Proved Undeveloped Reserves:
Oil (MBbls)	126,310	64,174	190,484
Natural Gas (MMcf)(4)	278,303	207,124	485,427
NGLs (MBbls)	41,166	38,421	79,587
Total (Mboe)	213,860	137,116	350,976
__________________
(1)Includes reserves from the Ridgemar Acquisition as if it had occurred on December 31, 2024. Crescent’s reserves were determined using average first-day-of-the-month prices for the prior twelve months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $75.48 per barrel as of December 31, 2024, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.13 per MMBtu as of December 31, 2024, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $73.37 per barrel of oil, $1.75 per Mcf of natural gas and $23.47 per barrel of NGLs as of December 31, 2024.
(2)The following prices were used to estimate Vital’s SEC proved reserve volumes. The twelve month 2024 average adjusted prices after differentials were $0.85 per Mcf of natural gas, $76.76 per barrel of oil, and $13.66 per barrel of NGL.
(3)Reflects the arithmetic sum of the two preceding columns. These estimates have not been updated for changes in development plans or other factors, which may have occurred subsequent to December 31, 2024, including the Mergers.
(4)Based on approximate energy equivalency, one Mboe is equal to six MMcf of natural gas.

COMPARISON OF CRESCENT AND VITAL MARKET PRICES AND IMPLIED SHARE VALUE OF THE MERGER CONSIDERATION
The following table sets forth the closing sale prices per share of Crescent Class A Common Stock and Vital Common Stock as reported on the NYSE on August 22, 2025, the last trading day prior to the public announcement of the Mergers, and on October 21, 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. Crescent Class A Common Stock is traded on the NYSE under the symbol “CRGY” and Vital Common Stock is traded on the NYSE under the symbol “VTLE.” The table also shows the estimated implied value of the Merger Consideration proposed for each share of Vital Common Stock as of the same two dates. The implied value for the Merger Consideration was calculated by multiplying the closing sales price of a share of Crescent Class A Common Stock on the relevant date by the exchange ratio of 1.9062 shares of Crescent Class A Common Stock for each share of Vital Common Stock.

	Crescent Class A Common Stock	Vital Common Stock	Implied Per Share Value of Merger Consideration
August 22, 2025	$9.94	$15.79	$18.95
October 21, 2025	$7.99	$15.02	$15.23
Holders of Crescent Class A Common Stock and Vital Common Stock are encouraged to obtain current market quotations for Crescent Class A Common Stock and Vital Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Crescent Class A Common Stock before or after the effective date of the Mergers. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 199 and 200.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38, Vital stockholders should carefully consider the following risks before deciding how to vote with respect to the Vital Merger Proposal to be considered and voted on at the Vital Special Meeting, and Crescent stockholders should carefully consider the following risks before deciding how to vote with respect to the Crescent Issuance Proposal to be considered and voted on at the Crescent Special Meeting. In addition, Vital stockholders and Crescent stockholders should also read and consider the risks associated with each of the businesses of Vital and Crescent because these risks will also affect the combined company. These risks can be found in each of Crescent’s and Vital’s Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, Current Reports on Form 8-K and other filings they make with the SEC, in each case incorporated by reference into this joint proxy statement/prospectus. Vital stockholders and Crescent stockholders should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 199 and 200.
Risks Relating to the Mergers
As a result of the shutdown of the federal government, Crescent has determined to rely on Section 8(a) of the Securities Act to cause the registration statement of which this joint proxy/prospectus forms a part to become effective automatically. Crescent’s reliance on Section 8(a) could result in a number of adverse consequences, including the potential need for Crescent to file a post-effective amendment and each of Crescent and Vital to distribute an updated joint proxy/prospectus to shareholders to address comments provided by the SEC, or a stop order issued preventing use of the registration statement, and a corresponding stock price decline or other negative results.
The registration statement of which this joint proxy/prospectus forms a part is expected to become automatically effective by operation of Section 8(a) of the Securities Act on the 20th calendar day after the most recent amendment of the registration statement filed with the SEC, in lieu of the SEC declaring the registration statement effective following the completion of its review. Prior to the shutdown of the federal government and the filing the registration statement of which this joint proxy/prospectus forms a part of, the SEC indicated to Crescent that they have not completed their review of the registration statement, may have comments and would continue to review upon the federal government reopening. Although Crescent’s reliance on Section 8(a) does not relieve Crescent, Vital and other parties from the responsibility for the adequacy and accuracy of the disclosure set forth in the registration statement and for ensuring that the registration statement complies with applicable requirements, use of Section 8(a) poses a risk that, after the date of this joint proxy statement/prospectus, Crescent may be required to file a post-effective amendment to the registration statement and Crescent and Vital may be required to distribute an updated joint proxy/prospectus to shareholders, or otherwise delay the closing of the Mergers, if changes to the information in this joint proxy/prospectus are required, or if a stop order under Section 8(d) of the Securities Act prevents continued use of the registration statement. These or similar events could cause the trading price of the Crescent Class A Common Stock to decline or result in other negative results.
Because the Exchange Ratio is fixed and the market price of Crescent Class A Common Stock will fluctuate, Vital stockholders cannot be certain of the precise value of the Merger Consideration they will receive in the Mergers.
If the Mergers are completed, each issued and outstanding eligible share of Vital Common Stock will be automatically converted into the right to receive the Merger Consideration. The Exchange Ratio for the Merger Consideration is fixed, and there will be no adjustment to the Merger Consideration for changes in the market price of Crescent Class A Common Stock or Vital Common Stock prior to the completion of the Mergers.
If the Mergers are completed, there will be a time lapse between the date of this joint proxy statement/prospectus, the dates of the Special Meetings and the date on which Vital stockholders entitled to receive the Merger

Consideration actually receive the Merger Consideration. The market value of shares of Crescent Class A Common Stock will fluctuate, possibly materially, during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Crescent’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Crescent and Vital. For additional information about the Merger Consideration, see the sections entitled “The Mergers-Consideration to Vital Stockholders,” “The Merger Agreement-Effect of the Mergers; Merger Consideration” and “Summary-Comparison of Crescent and Vital Market Prices and Implied Share Value of the Merger Consideration” beginning on pages 54, 137 and 24, respectively.
The Mergers are subject to a number of conditions to the obligations of both Vital and the Crescent Parties to complete the Mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Mergers or result in termination of the Merger Agreement.
The respective obligations of Vital and the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party at or prior to the Effective Time of a number of conditions. For a summary of the conditions that must be satisfied or waived prior to completion of the Mergers, see the section entitled “The Merger Agreement-Conditions to the Completion of the Mergers” beginning on page 160.
Many of the conditions to completion of the Mergers are not within the control of Crescent and Vital, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to March 31, 2026 (the “End Date”), it is possible that the Merger Agreement may be terminated. Although Crescent and Vital have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to consummate the Mergers as promptly as reasonably practicable, these and other conditions to the consummation of the Mergers may fail to be satisfied. In addition, satisfying the conditions to and completion of the Mergers may take longer, and could cost more, than Crescent and Vital expect.
Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Mergers for a significant period of time or prevent the Mergers from occurring. Any delay in completing the Mergers may adversely affect the cost savings and other benefits that Vital and Crescent expect to achieve if the Mergers and the integration of the companies’ respective businesses are not completed within the expected time frame. See “Risk Factors—Failure to complete the Mergers could negatively impact the price of shares of Crescent Class A Common Stock and the price of shares of Vital Common Stock, as well as Crescent’s and Vital’s respective ongoing and future businesses and financial results” below.
Failure to complete the Mergers could negatively impact the price of shares of Crescent Class A Common Stock and the price of shares of Vital Common Stock, as well as Crescent’s and Vital’s respective ongoing and future businesses and financial results.
The Merger Agreement may be terminated by either Crescent or Vital if the Mergers are not completed by 5:00 p.m. Houston, Texas time, on the End Date, except that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any material covenant or agreement under the Merger Agreement is the primary cause of or resulted in the failure of the transactions to be consummated on or before that date. Crescent and Vital can also mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval is obtained. In addition, Crescent and Vital may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement-Termination” beginning on page 162.
If the Mergers are not completed for any reason, Crescent’s and Vital’s respective ongoing and future businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the Mergers, Crescent and Vital will be subject to a number of risks, including the following:
•Crescent and Vital will be required to pay their respective costs relating to the Mergers, which are substantial, such as legal, accounting, financial advisory and printing fees, whether or not the Mergers are completed;

•time and resources committed by Crescent’s and Vital’s management to matters relating to the Mergers could otherwise have been devoted to pursuing other beneficial opportunities;
•Crescent and Vital may experience negative reactions from financial markets, including negative impacts on the prices of their respective common stock, including to the extent that the current market price reflects a market assumption that the Mergers will be completed;
•Crescent and Vital may experience negative reactions from employees, customers or vendors; and
•since the Merger Agreement restricts the conduct of Crescent’s and Vital’s business prior to completion of the Mergers, Crescent and Vital may not have been able to take certain actions during the pendency of the Mergers that would have benefited it as an independent company and the opportunity to take such actions may no longer be available. For a description of the restrictive covenants to which Crescent and Vital are subject, see the section entitled “The Merger Agreement-Interim Operations of Vital and Crescent” beginning on page 142.
If the Merger Agreement is terminated and the Vital Board seeks another merger or business combination, Vital may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration Crescent has agreed to provide in the Mergers, or such other merger or business combination may not be completed. If the Merger Agreement is terminated under specified circumstances, Crescent may be required to pay Vital a termination fee of $76.9 million, and Vital may be required to pay Crescent a termination fee of $22.5 million. If the Merger Agreement is terminated because of a failure of Crescent’s or Vital’s stockholders to approve the proposals required to complete the Mergers, Crescent and Vital, as applicable, may be required to reimburse the other party for its transaction expenses in an amount equal to $5.5 million. For a description of these circumstances, see the section entitled “The Merger Agreement-Termination” beginning on page 162. In addition, any delay in completing the Mergers may significantly reduce the synergies and other benefits that Crescent and Vital expect to achieve if they successfully complete the Mergers within the expected timeframe and integrate their respective businesses.
Crescent’s and Vital’s directors, executive officers and other affiliates may have interests in the Mergers that are different from, or in addition to, the interests of Crescent’s and Vital’s stockholders.
Certain of Crescent’s directors, executive officers and other affiliates and Vital’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Crescent’s stockholders and Vital’s stockholders generally. The interests of certain of Crescent’s directors, executive officers and other affiliates include, but are not limited to, the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. For these reasons, among others, the Crescent Board sought and obtained the approval and recommendation of the Crescent Special Committee consisting solely of independent directors formed for the purpose of reviewing and evaluating the terms of the Merger Agreement, the Mergers and the transactions contemplated thereby. The Crescent Special Committee and the Crescent Board were each aware of the interests of Crescent’s affiliates at the time each recommended and approved, as the case may be, the Merger Agreement, including the Mergers. If you are a Crescent stockholder, these interests may cause Crescent’s directors and executive officers to view the Crescent Issuance Proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Mergers-Interests of Crescent Affiliates in the Mergers” beginning on page 125.
The interests of Vital’s directors and executive officers include, but are not limited to, the treatment in the Mergers of outstanding incentive awards, potential severance payments and benefits upon an executive officer’s qualifying termination of employment that occurs on or within 18 months following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing. The Vital Board was aware of the interests of Vital’s directors and executive officers at the time it approved the Merger Agreement, including the Mergers. If you are a Vital stockholder, these interests may cause Vital’s directors and executive officers to view the Vital Merger Proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Mergers-Interests of Vital Directors and Executive Officers in the Mergers” beginning on page 127.
Current Crescent and Vital stockholders will have a reduced ownership and voting interest after the consummation of the Mergers compared to their current ownership and thus will exercise less influence over management.
Based on the number of issued and outstanding shares of Crescent Class A Common Stock and Vital Common Stock as of their respective record dates, and the Exchange Ratio as set forth in the Merger Agreement, it is expected that, on a fully-diluted basis, current Crescent stockholders will collectively own approximately 78% and current Vital stockholders will collectively own approximately 22% of the outstanding shares of Crescent Class A Common Stock (without giving effect to any shares of Crescent Class A Common Stock held by Vital stockholders prior to the Mergers, if any). As a result of the Mergers, current Crescent stockholders and current Vital stockholders will own a smaller percentage of the combined company than they currently own of Crescent and Vital respectively, and as a result will have less influence on the management and policies of the combined company post-Mergers than they now have on the management and policies of Crescent and Vital, respectively. In addition, Crescent may issue additional equity from time to time, including prior to the consummation of the Mergers, which would further reduce stockholders’ ownership and voting interest in the combined company.
The Mergers are subject to the expiration or termination of the waiting period under the HSR Act, which could delay or prevent the completion of the Mergers.
Completion of the Mergers is conditioned upon the expiration or termination of the waiting period under the HSR Act. Although each party has agreed to use its reasonable best efforts to obtain HSR Act clearance, there can be no assurance that it will be obtained and that the other conditions to completing the Mergers will be satisfied. Pursuant to the Merger Agreement, each of Crescent and Vital have agreed to (i) cooperate fully with each other and furnish to the other such necessary information and reasonable assistance as the other may reasonably requested in connection with its preparation of any such filings and (ii) keep the other apprised of the statutes of any communications with, and any inquiries or requests for additional information, and provide the other party an opportunity to review and comment on proposed submissions. In addition, relevant governmental authorities may file suit to block the completion of the Mergers or request asset divestitures or changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement. Under the terms of the Merger Agreement, Crescent has agreed to take any and all action necessary to ensure that no governmental entity enters any order, decision, judgment, decree, ruling, injunction or (preliminary or permanent), or establishes any law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to otherwise ensure that no antitrust authority with the authority to clear, authorize or otherwise approve the consummation of the Mergers fails to do so by the End Date.
However, under the terms of the Merger Agreement, Crescent and its subsidiaries will not be required or permitted to take, or cause to be taken, any action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Crescent and its subsidiaries (including Vital and its subsidiaries), taken as a whole after giving effect to the Closing (it being understood that Crescent and its subsidiaries (including Vital and its subsidiaries) taken as a whole after giving effect the Closing, will be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Vital and its subsidiaries, taken as a whole, as of the date of the Merger Agreement).
Completion of the Mergers is also conditioned upon the authorization for listing of Crescent Class A Common Stock to be issued in connection with the Mergers on the NYSE. Although Crescent has agreed to take all action reasonably necessary to cause the Crescent Class A Common Stock to be issued to the Vital stockholders to be approved for listing on the NYSE prior to the Effective Time, such as filing a subsequent listing application with the NYSE to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained or that the other conditions to completing the Mergers will be satisfied.

Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the transaction or of imposing additional costs or limitations on Crescent or Vital following completion of the Mergers, any of which might have an adverse effect on the combined company following completion of the Mergers and may diminish the anticipated benefits of the Mergers. For additional information about the regulatory approval process, see the sections entitled “The Merger Agreement-Conditions to the Completion of the Mergers” and “The Merger Agreement-HSR Approval.”
The Merger Agreement subjects Vital and Crescent to restrictions on their respective business activities while the Mergers are pending.
Each of Vital and Crescent has agreed that, until the earlier of the Effective Time and the termination of the Merger Agreement, except (i) as provided in the applicable party’s disclosure letter, (ii) as required by applicable law, (iii) as expressly required or permitted by the Merger Agreement or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned), it will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings. These restrictions could prevent each of Vital and Crescent from pursuing certain business opportunities that arise prior to the earlier of the Effective Time and the termination of the Merger Agreement and are outside the ordinary course of business. See the section entitled “The Merger Agreement-Covenants-Conduct of Business of Vital and Crescent Pending the Mergers” for additional details.
Crescent and Vital will be subject to business uncertainties while the Mergers are pending, which could adversely affect their respective businesses.
In connection with the pendency of the Mergers, it is possible that certain persons with whom Crescent and Vital have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Crescent or Vital, as the case may be, as a result of the Mergers, which could negatively affect Crescent’s or Vital’s revenues, earnings and cash flows, as well as the market price of Crescent Class A Common Stock or Vital Common Stock, regardless of whether the Mergers are completed.
Under the terms of the Merger Agreement, each of Crescent and Vital are subject to certain restrictions on the conduct of its business prior to the Effective Time, which may adversely affect its ability to execute certain of its business strategies. Limitations on Vital include, among other things, the ability to issue capital stock, make distributions, declare dividends, modify or enter into material contracts, the ability to acquire other businesses, incur indebtedness, incur encumbrances or incur capital expenditures, in each case, subject to certain exceptions set forth in the Merger Agreement. Limitations on Crescent include, among other things, the ability to issue capital stock, declare dividends and the ability to acquire other businesses, in each case, subject to certain exceptions set forth in the Merger Agreement. Such limitations could negatively affect Crescent’s or Vital’s businesses and operations prior to the completion of the Mergers. For a description of the restrictive covenants to which Crescent and Vital are subject, see the section entitled “The Merger Agreement- Interim Operations of Vital and Crescent” beginning on page 142.
The Merger Agreement contains provisions that limit Vital’s and Crescent’s ability to pursue alternatives to the Mergers, could discourage a potential competing acquiror of Vital or Crescent from making a favorable alternative transaction proposal and, in specified circumstances, could require Vital or Crescent to pay the other party a termination fee.
The Merger Agreement contains certain provisions that restrict Vital’s and Crescent’s ability to initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of an acquisition proposal, engage in any discussions or negotiations with respect to an acquisition proposal or furnish any non-public information or access to its assets to any person in connection with an acquisition proposal, or enter into any letter of intent or agreement in principle concerning an acquisition proposal. In addition, the other party generally has an opportunity to offer to modify the terms of the transactions contemplated by the Merger Agreement in response to any third-party alternative transaction proposal before a party’s board of directors may change, withdraw, modify, or qualify its recommendation with respect to the Vital Merger Proposal or the Crescent Issuance Proposal, as applicable. In some circumstances, upon termination of the Merger Agreement, Vital or Crescent will be required to pay a termination fee of $22.5 million or $76.9 million, respectively, to the other party.
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Vital or Crescent or pursuing an alternative transaction with either entity from considering or proposing such a transaction. In Vital’s case, the provisions could discourage a potential third-party acquiror or merger partner that was prepared to pay consideration with a higher per share price than the per share price proposed to be received in the Mergers, or might result in a potential third-party acquiror or merger partner proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee that is payable in certain circumstances.
For additional information, see the sections entitled “The Merger Agreement-No Solicitation; Changes in Recommendation” and “The Merger Agreement-Termination” beginning on pages 146 and 162.
Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Whether or not the Mergers are completed, the announcement and pendency of the Mergers could disrupt the businesses of Crescent or Vital. Crescent and Vital are dependent on the experience and industry knowledge of their senior management and other key employees to execute their business plans. Crescent’s success after the Mergers will depend in part upon the ability of Crescent and Vital to retain key management personnel and other key employees in advance of the Mergers, and of the combined company’s ability to do so following the Mergers. Current and prospective employees of Crescent and Vital may experience uncertainty about their roles within the combined company following the Mergers, which may have an adverse effect on the current ability of each of Crescent and Vital to attract or retain key management and other key personnel or the ability of the combined company to do so following the Mergers.
No assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Crescent and Vital to the same extent that such companies have previously been able to attract or retain employees. In addition, following the Mergers, Crescent might not be able to locate suitable replacements for any such key employees who leave Crescent or Vital or offer employment to potential replacements on satisfactory terms.
Crescent and Vital will incur significant transaction and merger-related costs in connection with the Mergers, which may be in excess of those anticipated by Crescent or Vital.
Each of Crescent and Vital has incurred and expects to continue to incur a number of non-recurring costs associated with the Mergers, many of which are payable regardless of whether or not the Mergers are completed. These fees and costs have been, and will continue to be, substantial. These costs include, among others, employee retention costs, fees paid to legal, accounting and financial advisors, severance and benefit costs, fees related to regulatory filings and notices, filing fees and printing and mailing fees. Crescent and Vital will also incur transaction fees and costs related to the integration of the companies, which may be substantial. Moreover, each company may incur additional unanticipated expenses in connection with the Mergers and the integration, including costs associated with any stockholder litigation related to the Mergers.
The costs described above, as well as other unanticipated costs and expenses, could have an adverse effect on the financial condition and operating results of Crescent, Vital or, following the completion of the Mergers, the combined company.
Completion of the Mergers may trigger change in control or other provisions in certain agreements to which Vital is a party.
The completion of the Mergers may, in and of itself or in combination with certain ratings downgrade events, trigger change in control or other provisions in certain agreements to which Vital is a party, including agreements governing its indebtedness and certain oil and gas leases. For a description of the treatment of Vital’s indebtedness in the Mergers, see “The Mergers-Treatment of Indebtedness” beginning on page 133. Failure to successfully negotiate a waiver could result in a counterparty to any provision that is triggered terminating an agreement or seeking monetary damages. Crescent and Vital may seek to negotiate waivers of change of control provisions, but the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to each company. Further, it may not be practicable to obtain waivers for certain change of control or other provisions and the conditions to such provisions may be subject to factors beyond Crescent’s and Vital’s control. For example, the parties expect that the transactions contemplated by the Merger Agreement will constitute a change of control under the indentures governing Vital’s 7.750% senior unsecured notes due 2029, 9.750% senior unsecured notes due 2030 and 7.875% senior unsecured notes due 2032 and, if such change of control were to be accompanied by a decrease in the rating of any such series of Vital’s notes by one or more gradations on any date from the date of the public announcement of the Mergers until the end of the 60-day period following such announcement (which period may be extended upon the occurrence of certain events), Vital would be required to offer to repurchase such notes at a 101% of the aggregate principal amount of the applicable series of notes. Although such ratings events are not expected to occur, no assurance can be provided that such ratings event will not occur.
Crescent and Vital may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Mergers from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Crescent’s and Vital’s respective liquidity and financial condition. Lawsuits that may be brought against the parties to the Merger Agreement or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Mergers. If a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed, which may adversely affect Crescent’s and Vital’s respective ongoing and future businesses, financial position and results of operation.
One of the conditions to the Closing is that no injunction by any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the Mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed within the expected timeframe or at all, which may adversely affect Crescent’s and Vital’s respective ongoing and future businesses, financial position and results of operations.
The Mergers may be completed even though material adverse changes subsequent to the announcement of the Mergers, such as industry-wide changes or other events, may occur.
In general, either Crescent or Vital may refuse to complete the Mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the Mergers, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Crescent’s or Vital’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not, in and of itself, give the other party the right to refuse to complete the Mergers. In addition, the parties have the ability, but are under no obligation, to the extent permitted by law, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the Mergers. If adverse changes occur that affect either party but the parties are still required or voluntarily decide to complete the Mergers, Crescent Class A Common Stock share price and Crescent’s business and financial results after the Mergers may suffer.
Vital stockholders are not entitled to appraisal rights in connection with the Mergers.
Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, Vital stockholders will not have rights to an appraisal of the fair value of their shares of Vital Common Stock in connection with the Mergers because they are entitled to receive shares of Crescent Class A Common Stock and Crescent Class A Common Stock is expected to continue to be traded on the NYSE during the pendency of and following the effectiveness of the Mergers.
After the Mergers are completed, Vital stockholders will have their rights as stockholders governed by Crescent’s organizational documents. As such, they will have no right to vote on the election of directors to the Crescent Board.
The rights of Vital stockholders are currently governed by Vital’s organizational documents. Upon consummation of the Mergers, Vital stockholders will receive Crescent Class A Common Stock that will be governed by Crescent’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Vital stockholders and the rights of Vital stockholders post-Mergers. The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder will have full and exclusive authority to appoint the entire Crescent Board and to certain other approval rights with respect to certain fundamental corporate actions, including debt incurrence in excess of 10% of the outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a stockholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent. For a detailed discussion of the differences between rights as a stockholder of Vital and rights as a stockholder of Crescent, see the section entitled “Comparison of Rights of Stockholders of Crescent and Stockholders of Vital” beginning on page 188.
If the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Vital Stockholders may be required to pay substantial U.S. federal income taxes.
Assuming that the Mergers are completed as currently contemplated, Vital and Crescent intend that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Crescent and Vital intend to report the Mergers consistent with such qualification. However, it is not a condition to Vital’s obligation or Crescent’s obligation to complete the Mergers (as currently contemplated) that the Mergers so qualify. Moreover, Vital and Crescent have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the Mergers, and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the IRS or a court determines that the Mergers do not qualify as a reorganization, a U.S. holder of Vital Common Stock would generally recognize taxable gain or loss upon the exchange of Vital Common Stock for Crescent Class A Common Stock and, in case of any gain recognition, may be required to pay substantial U.S. federal income taxes. For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders of Vital Common Stock, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”. Each Vital stockholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income tax consequences of the Mergers to it.
The financial forecasts are based on various assumptions that may not be realized.
The prospective financial and operating information set forth in the forecasts included under the sections entitled “The Mergers-Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers-Certain Vital Unaudited Prospective Financial and Operating Information” were prepared solely for internal use and are subjective in many respects. Crescent’s and Vital’s prospective financial and operating information were based solely upon assumptions of, and information available to, Crescent’s management and Vital’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Crescent’s and Vital’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Crescent’s and Vital’s estimates. In view of these uncertainties, the inclusion of prospective financial and operating information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The prospective financial and operating information set forth in the forecasts included under the sections entitled “The Mergers-Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers-Certain Vital Unaudited Prospective Financial and Operating Information” was prepared by, and is the responsibility of, the management of Crescent and Vital and was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or GAAP. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Crescent nor Vital undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information herein to reflect events or circumstances after the date those prospective financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).
The unaudited prospective financial information of Crescent and Vital included in this joint proxy statement/prospectus was prepared by, and is the responsibility of, the management of Crescent and Vital, as applicable. None of Deloitte & Touche LLP, Ernst & Young LLP, BDO USA, P.C. or Weaver and Tidwell, L.L.P., or any other independent accountants, has compiled, examined, or performed any procedures with respect to Crescent’s and Vital’s prospective financial information contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Deloitte & Touche LLP, with respect to Crescent and Point Energy Partners Operating, LLC, the report of Ernst & Young LLP, with respect to Vital and the reports of the other independent accountants, including BDO USA, P.C. or Weaver and Tidwell, L.L.P. incorporated into this joint proxy statement/prospectus by reference relate to historical financial and operating information for Crescent, Vital and the acquired assets, respectively. Those reports do not extend to Crescent’s and Vital’s prospective financial and operating information and should not be read to do so. See the sections entitled “The Mergers-Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers-Certain Vital Unaudited Prospective Financial Information” for more information.
The opinions of Crescent’s and Vital’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Mergers.
Each of Crescent and Vital has received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but has not obtained any updated opinion from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Crescent or Vital, general market and economic conditions and other factors that may be beyond the control of Crescent or Vital and, on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Crescent or Vital or the prices of the shares of Crescent Class A Common Stock or Vital Common Stock by the time the Mergers are completed. The opinions do not speak as of the time the Mergers will be completed or as of any date other than the date of such opinions. Because neither Crescent nor Vital currently anticipates asking its respective financial advisors to update their opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the Mergers are completed. The Crescent Board’s recommendation that Crescent stockholders vote in favor of the Crescent Issuance Proposal and the Vital Board’s recommendation that Vital stockholders vote in favor of the Vital Merger Proposal, however, are made as of the date of this joint proxy statement/prospectus.
Risks Relating to Crescent Following the Mergers
The integration of Vital into Crescent may not be as successful as anticipated, and Crescent may not achieve the intended benefits or do so within the intended timeframe.
The Mergers involve numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the acquired business. Difficulties in integrating Vital into Crescent, and

Crescent’s ability to manage the combined company, may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows on Crescent. Potential difficulties that may be encountered in the integration process include, among other factors:
•the inability to successfully integrate the businesses of Vital into Crescent, operationally and culturally, in a manner that permits Crescent to achieve the full revenue and cost savings anticipated from the Mergers;
•complexities associated with managing a larger, more complex, integrated business;
•complexities resulting from the different accounting methods of Crescent and Vital;
•not realizing anticipated operating synergies;
•the inability to retain key employees and otherwise integrate personnel from the two companies and the loss of key employees;
•potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Mergers;
•difficulty or inability to refinance the debt of the combined company or comply with the covenants thereof;
•integrating relationships with customers, vendors and business partners;
•performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Mergers and integrating Vital’s operations into Crescent; and
•the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.
Additionally, the success of the Mergers will depend, in part, on Crescent’s ability to realize the anticipated benefits and cost savings from combining Crescent’s and Vital’s businesses, including operational and other synergies that Crescent believes the combined company will achieve, discussed in more detail under the section entitled “The Mergers-Recommendation of Crescent Board and the Crescent Special Committee and Reasons for the Mergers.” The anticipated benefits and cost savings of the Mergers may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Crescent does not currently foresee. Some of the assumptions that Crescent has made, such as the achievement of operating synergies, may not be realized.
The Series I Preferred Stockholder will continue to have control over certain corporate matters, including the election of directors, following the Closing, and as a result, Vital stockholders will exercise less influence over the combined company’s management than they currently do over Vital’s management.
The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder will have full and exclusive authority to appoint the entire Crescent Board and to certain other to approval rights with respect to certain fundamental corporate actions, including without limitation debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a stockholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent. For additional information, see the section entitled “Comparison of Rights of Stockholders of Crescent and Stockholders of Vital.”
The Series I Preferred Stockholder is expected to retain these rights until it ceases to own more than 14,369,367 shares of Crescent Class A Common Stock, subject to certain exceptions. As a result, Vital stockholders will have less ability to influence Crescent’s business than previously under Vital’s corporate structure.

Crescent’s results may suffer if it does not effectively manage its expanded operations following the Mergers.
Following completion of the Mergers, the size of the business of Crescent will increase significantly beyond the current size of Crescent’s existing business. Crescent’s future success will depend, in part, on its ability to manage this expanded business, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Vital into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners. Failure to successfully manage the combined company may have an adverse effect on Crescent’s financial condition, results of operations or cash flows.
The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only and are not an indication of what the combined company’s financial condition or results of operations will be following the Mergers. The actual financial position and results of operations of the combined company following the Mergers may be different, possibly materially, from the unaudited pro forma financial statements included in this joint proxy statement/prospectus for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Crescent and Vital and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Mergers. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial statements. Additionally, the unaudited pro forma financial statements do not reflect the effect of any potential divestitures or refinancings of Vital’s debt that may occur prior to or subsequent to the completion of the Mergers. Other factors may affect the combined company’s financial conditions or results of operations following the Mergers as well. As a result, the actual financial condition and results of operations of the combined company following the Mergers may not be consistent with, or evident from, these unaudited pro forma financial statements. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of Crescent Class A Common Stock following the Mergers. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 170.
Sales of substantial amounts of Crescent Class A Common Stock in the open market, by former Vital stockholders or otherwise, could depress Crescent’s stock price.
Former Vital stockholders and current Crescent stockholders may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company, and as a result may seek to sell their shares of Crescent Class A Common Stock. Shares of Crescent Class A Common Stock that are issued to current holders of Vital Common Stock in the Mergers will be freely tradable by such stockholders without restrictions or further registration under the Securities Act, provided, however, that any stockholders who are affiliates of Crescent will be subject to the resale restrictions of Rule 144 under the Securities Act. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Crescent Class A Common Stock, may affect the market for, and the market price of, Crescent Class A Common Stock in an adverse manner. Based on the number of shares of Vital Common Stock outstanding as of the Vital Record Date, and the Exchange Ratio provided for in the Merger Agreement, current Crescent stockholders will collectively own approximately 78% and current Vital stockholders will collectively own approximately 22% of the outstanding shares of Crescent Class A Common Stock. As of the Crescent Record Date, Crescent had approximately 254,631,041 shares of Crescent Class A Common Stock issued and outstanding.
If the Mergers are completed and stockholders of Crescent, including former Vital stockholders, sell substantial amounts of Crescent Class A Common Stock in the public market following the Closing, the market price of Crescent Class A Common Stock may decrease. These sales might also make it more difficult for Crescent to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The market price of Crescent Class A Common Stock will continue to fluctuate after the Mergers, and may decline if the benefits of the Mergers do not meet the expectations of financial analysts.
Upon completion of the Mergers, holders of Vital Common Stock will become holders of shares of Crescent Class A Common Stock. The market price of Crescent Class A Common Stock may fluctuate significantly following completion of the Mergers, including if Crescent does not achieve the perceived benefits of the Mergers as rapidly, or to the extent anticipated by, financial analysts or the effect of the Mergers on Crescent’s financial results is not consistent with the expectations of financial analysts. If the price of Crescent Class A Common Stock decreases after the Mergers, holders of Vital Common Stock will lose some or all of the value of their investment in Crescent Class A Common Stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Crescent Class A Common Stock, regardless of Crescent’s actual operating performance.
The market price of Crescent Class A Common Stock may be affected by factors different from those that historically have affected Vital Common Stock.
Upon completion of the Mergers, holders of Vital Common Stock who receive the Merger Consideration will become holders of Crescent Class A Common Stock. The businesses of Crescent differ from those of Vital in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Crescent after the Mergers, as well as the market price of Crescent Class A Common Stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Vital. Following the completion of the Mergers, Vital will be part of a larger company with assets in multiple basins, so decisions affecting Vital may be made in respect of the larger combined business as a whole rather than the Vital businesses individually. For a discussion of the businesses of Crescent and Vital and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 40, 199 and 200, respectively, including, in particular, in the sections entitled “Risk Factors” in each of Crescent’s and Vital’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
Following the completion of the Mergers, Crescent may incorporate Vital’s hedging activities into Crescent’s business, and Crescent may be exposed to additional commodity price risks arising from such hedges.
To mitigate its exposure to changes in commodity prices, Vital hedges oil, natural gas liquids and natural gas prices from time to time, primarily through the use of certain derivative commodity instruments. If Crescent assumes existing Vital hedges, Crescent will bear the economic impact of all of Vital’s current hedges following the completion of the Mergers. Actual crude oil, natural gas and natural gas liquids prices may differ from expectations and, as a result, such hedges could have a negative impact on Crescent’s business.
The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
The Mergers will be accounted for as an acquisition by Crescent in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of Vital and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Crescent. The reported financial condition and results of operations of Crescent for periods after completion of the Mergers will reflect Vital balances and results after completion of the Mergers but will not be restated retroactively to reflect the historical financial position or results of operations of Vital and its subsidiaries for periods prior to the Mergers. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 170.
Under the acquisition method of accounting, the total purchase price will be allocated to Vital’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the Mergers. The excess of the purchase price over those fair values, if any, will be recorded as goodwill. To the extent the value of any goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Crescent’s ability to utilize the existing U.S. net operating loss (“NOL”) carryforwards of Vital or its own NOL carryforwards may be materially limited.
As of December 31, 2024, Vital had U.S. federal NOL carryforwards of approximately $897 million of which approximately $530.2 million begin to expire in 2035. The remaining NOL carryforwards of approximately $366.8 million have no expiration date. Crescent’s ability to utilize Vital’s NOL carryforwards and other tax attributes to reduce future taxable income following the consummation of the Mergers depends on many factors, including its future income, which cannot be assured.
Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOL carryforwards that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOL carryforwards would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s equity at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years. Based on the information currently available, the Mergers, if consummated, will result in an ownership change with respect to Vital, which would result in an annual limitation under Section 382 (calculated as described above). In addition, Crescent is expected to undergo an ownership change as a result of the Mergers, if consummated. As a result, the utilization of Crescent’s NOL carryforwards could be subject to an annual limitation under Section 382 (calculated as described above). The limitation with respect to Vital’s existing NOL carryforwards and Crescent’s existing NOL carryforwards could result in a portion of Vital and its subsidiaries’ NOL carryforwards, on the one hand, and Crescent’s NOL carryforwards, on the other hand, expiring prior to their utilization.
Risks Relating to Crescent’s Business
You should read and consider risk factors specific to Crescent’s businesses that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in Part II, Item 1A of Crescent’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 199 and 200.
Risks Relating to Vital’s Business
You should read and consider risk factors specific to Vital’s business that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of Vital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, in Part II, Item 1A of Vital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, in Part II, Item 1A of Vital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 199 and 200.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, and the documents to which Crescent and Vital refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by Crescent and Vital, include certain “forward-looking statements” intended to be subject to the safe harbor provisions provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus about the benefits of the proposed transactions, Crescent’s and Vital’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed transactions, future cash flows and borrowings, Crescent’s and Vital’s financial positions, business strategies and other plans and objectives for future operations and other statements that are not historical facts are forward-looking statements. Such statements are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “foresee,” “plan,” “predict,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,”, “work,” “continue,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “create,” “should,” “could,” or the negative of such terms and phrases or other variations thereof and terms and phrases of similar substance. However, the absence of these terms and phrases does not mean that such statements are not forward-looking. Although Crescent and Vital believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Crescent’s and Vital’s results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others, those set forth under “Risk Factors” included in this joint proxy statement/prospectus and the following:
•the risk that the Merger Agreement may be terminated in accordance with its terms and that the Mergers may not be completed;
•the possibility that Crescent stockholders may not approve the Crescent Issuance Proposal;
•the possibility that Vital stockholders may not approve the Vital Merger Proposal;
•the risk that the parties may not be able to satisfy the conditions to the completion of the Mergers in a timely manner or at all, including due to the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Mergers;
•the risk that the Mergers may not be accretive, and may be dilutive, to Crescent’s earnings per share, which may negatively affect the market price of Crescent shares;
•the possibility that Crescent and Vital will incur significant transaction and other costs in connection with the Mergers, which may be in excess of those anticipated by Crescent or Vital;
•the risk that problems may arise in successfully integrating the business of Crescent and Vital, which may result in the combined company not operating as effectively and efficiently as expected;
•the risk that the combined company may be unable to achieve operational or corporate synergies or that it may take longer than expected to achieve those synergies;
•the risk that Crescent may fail to realize other benefits expected from the Mergers;
•the risk of any litigation relating to the Mergers;
•the risk that any announcements relating to, or the completion of, the Mergers could have adverse effects on the market price of Crescent Class A Common Stock or Vital Common Stock;
•the risk related to disruption of management time from ongoing business operations due to the Mergers;
•the risk that the Mergers and their announcement and/or completion could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; and

•the risks to their operating results and businesses generally.
Such factors are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGL and are difficult to predict and, in many cases, may be beyond the control of Crescent and Vital. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, including restrictions due to elevated interest rates and the timing of development expenditures. Crescent’s and Vital’s forward-looking statements are based on assumptions that Crescent and Vital, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements Crescent and Vital make in this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and “Risk Factors” and the information detailed in Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, Current Reports on Form 8-K and other filings Crescent makes with the SEC, which are incorporated herein by reference, and in Vital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, Current Reports on Form 8-K and other filings Vital makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors,” “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 25, 199 and 200, respectively.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Crescent nor Vital assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Crescent or Vital prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained in this joint proxy statement/prospectus. Accordingly, you should not place undue reliance on these forward-looking statements in deciding how to vote your shares on the proposals set forth in this joint proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Crescent is a differentiated U.S. energy company committed to delivering value for stockholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s long-life, balanced portfolio combines stable cash flows from low-decline production with deep, high-quality development inventory. Crescent’s investing and operating activities are focused in Texas and the Rocky Mountain region. For additional information, please visit www.crescentenergyco.com.
Vital Energy, Inc.
521 E. Second Street, Suite 1000
Tulsa, Oklahoma 74120
Phone: (918) 513-4570
Headquartered in Tulsa, Oklahoma, Vital Energy, Inc. is an independent energy company focused on the acquisition, exploration and development of oil and natural gas properties in the Permian Basin of West Texas, which is characterized by multiple target horizons, extensive production histories, long-lived reserves, high drilling success rates and high initial production rates. As of June 30, 3025, Vital has assembled 271,182 largely contiguous net acres in the Permian Basin, most of which is prospective for multi-zone development in Crane, Glasscock, Howard, Midland, Reagan, and Upton counties in the Midland Basin and Pecos, Reeves, and Ward counties in the Delaware Basin.
Venus Merger Sub I Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub Inc. is a wholly owned subsidiary of Crescent that was incorporated in Delaware on August 22, 2025. Upon the completion of the First Company Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was formed for the sole purpose of effecting the Mergers.
Venus Merger Sub II LLC
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub LLC is a wholly owned subsidiary of Crescent that was organized in Delaware on August 22, 2025. Immediately following the completion of the Mergers, Merger Sub LLC will continue as the Surviving Company.

SPECIAL MEETING OF CRESCENT STOCKHOLDERS
Date, Time and Place
The Crescent Special Meeting will be held on December 12, 2025, at 10:00 a.m., Central Time (with log-in beginning at 9:45 a.m., Central Time), at the following address: www.virtualshareholdermeeting.com/CRGY2025SM.
Purpose of the Crescent Special Meeting
The purpose of the Crescent Special Meeting is to consider and vote on the Crescent Issuance Proposal and the Crescent Adjournment Proposal. Crescent will transact no other business at the Crescent Special Meeting.
Under Section 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock, or of securities convertible into or exercisable for common stock in any transaction or series of related transactions, if:
•such common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or
•the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock.
Because the aggregate number of shares of Crescent Class A Common Stock issuable as Merger Consideration in the Mergers would represent greater than each of the foregoing thresholds, stockholder approval of the Crescent Stock Issuance is required under the NYSE rules and regulations.
Recommendation of the Crescent Board of Directors
The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment.
For additional information on the recommendation of the Crescent Board, see the section entitled “The Mergers-Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 73.
Record Date and Outstanding Shares of Crescent Class A Common Stock
Only holders of record of issued and outstanding shares of Crescent Class A Common Stock as of the close of business on October 16, 2025, the record date for the Crescent Special Meeting, are entitled to notice of, and to vote at, the Crescent Special Meeting or any adjournment or postponement of the Crescent Special Meeting.
As of the close of business on the Crescent Record Date, there were 254,631,041 shares of Crescent Class A Common Stock issued and outstanding and entitled to vote at the Crescent Special Meeting. You may cast one vote on each of the Crescent Issuance Proposal and the Crescent Adjournment Proposal for each share of Crescent Class A Common Stock that you held as of the close of business on the Crescent Record Date.

A complete list of Crescent stockholders entitled to vote at the Crescent Special Meeting will be available for inspection at Crescent’s principal place of business during regular business hours for a period of no less than ten days before the Crescent Special Meeting and during the Crescent Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Crescent stockholders is the minimum number of stockholders necessary to hold a valid meeting. The presence at the Crescent Special Meeting, virtually or by proxy, of the holders of a majority of the voting power of the outstanding Crescent Class A Common Stock constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Crescent Class A Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Virtual attendance at the Crescent Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
Executed proxies which do not specify how you want your shares voted will be voted in accordance with the recommendations of the Crescent Board on such proposal.
Required Vote to Approve the Crescent Proposals
The Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have no effect on the outcome of the Crescent Issuance Proposal.
Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance, pursuant to a written consent delivered on August 24, 2025.
The Crescent Adjournment Proposal. Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have no effect on the outcome of the Crescent Adjournment Proposal.
Each of the Crescent Proposals are described in the section entitled “Crescent Proposals” beginning on page 47.
Methods of Voting
Crescent stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may submit their proxies on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Crescent stockholders of record may vote their shares virtually by ballot at the Crescent Special Meeting or by submitting their proxies:
•by phone until 11:59 p.m., Eastern Time on December 11, 2025;
•by the Internet until 11:59 p.m., Eastern Time on December 11, 2025; or
•by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m., Eastern Time on December 11, 2025.
Crescent stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting at the Crescent Special Meeting
The Crescent Special Meeting will be a completely virtual meeting. There will be no physical meeting location and the meeting will only be conducted via live webcast. Shares held directly in your name as stockholder of record may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.
To participate in the Crescent Special Meeting, visit www.virtualshareholdermeeting.com/CRGY2025SM and enter the control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures. Crescent stockholders will be able to attend the Crescent Special Meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/CRGY2025SM and entering the 16-digit control number included on the proxy card or voting instruction form received by such stockholders. Because the Crescent Special Meeting is completely virtual and being conducted via live webcast, Crescent stockholders will not be able to attend the Crescent Special Meeting in person.
The virtual meeting format uses technology designed to increase stockholder access, save Crescent and Crescent stockholders time and money, and provide Crescent stockholders rights and opportunities to participate in the Crescent Special Meeting similar to what they would have at an in-person meeting. In addition to online attendance, Crescent provides stockholders with an opportunity to hear all portions of the Crescent Special Meeting, submit written questions and comments during the meeting, and vote online during the open poll portion of the Crescent Special Meeting.
If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. If your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Crescent Special Meeting, your shares may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.
Voting by Proxy
Whether you hold your shares of Crescent Class A Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Crescent Special Meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Crescent Class A Common Stock, you may contact D.F. King & Co., Inc., Crescent’s proxy solicitor, toll-free at (800) 870-0653 or, for brokers and banks, collect at (212) 931-0845. or by email at CRGY@dfking.com.
Adjournment
At any meeting at which a quorum of stockholders is not present, virtually or represented by proxy, the holders of a majority of shares of Crescent virtually present or represented by proxy may adjourn the meeting. At the adjourned meeting, Crescent may transact any business which might have been transacted at the original meeting.
Under the Merger Agreement, Crescent is required to adjourn or postpone the Crescent Special Meeting, if at the time of the Crescent Special Meeting, there are insufficient shares of Crescent Class A Common Stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special Meeting or Crescent has not received sufficient proxies to approve the Crescent Issuance Proposal, whether or not a quorum is present. The Merger Agreement also requires Crescent to adjourn or postpone the Crescent Special Meeting if, after consultation with Vital, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the Crescent Special Meeting may not be adjourned or postponed to a date on or after two business days prior to the End Date nor for more than ten business days in the aggregate without the prior written consent of Vital. If Crescent fails to obtain a quorum, Crescent may propose to adjourn the Crescent Special Meeting for the purpose of soliciting additional proxies to obtain a quorum.
Revocability of Proxies
If you are a stockholder of record of Crescent, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:
•submit a new proxy card bearing a later date;
•vote again by phone or the Internet at a later time;
•give written notice before the meeting to Crescent Energy Company 600 Travis Street, Suite 7200, Houston, Texas 77002, Attention: Corporate Secretary, which must be received before your shares are voted at the Crescent Special Meeting; or
•attend the Crescent Special Meeting and vote your shares virtually. Please note that your attendance at the meeting will not alone serve to revoke your proxy.
Proxy Solicitation Costs
The enclosed proxy card is being solicited by Crescent and the Crescent Board. In addition to solicitation by mail, Crescent’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.
Crescent has retained D.F. King & Co., Inc. to assist in the solicitation process. Crescent will pay D.F. King & Co., Inc. a fee of approximately $20,000, as well as reasonable and documented out-of-pocket expenses. Crescent also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Crescent will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Crescent Class A Common Stock held of record by such nominee holders. Crescent will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
No Dissenters’ or Appraisal Rights
Crescent stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Crescent Class A Common Stock as contemplated by the Merger Agreement.
Other Information
The matter to be considered at the Crescent Special Meeting is of great importance to Crescent stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance
If you need assistance in completing your proxy card or have questions regarding the Crescent Special Meeting, contact:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Collect: (212) 931-0845
Toll-Free: (800) 870-0653
E-mail: CRGY@dfking.com
Vote of Crescent’s Directors and Executive Officers
As of the Crescent Record Date, Crescent directors and executive officers, as a group, owned and were entitled to vote 10,535,846 shares of Crescent Class A Common Stock, or approximately 4% of the total outstanding shares of Crescent Class A Common Stock.
Crescent currently expects that all of its directors and executive officers, will vote their shares “FOR” the Crescent Proposals.
Concurrently with the execution of the Merger Agreement, certain stockholders of Crescent who, as of such date, held approximately 29% of the outstanding shares of Crescent Class A Common Stock and all shares of Crescent Preferred Stock, entered into voting and support agreements with Vital, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, (i) not to transfer any of their shares of Crescent Class A Common Stock, (ii) to vote their shares of Crescent Class A Common Stock in favor of the Crescent Issuance Proposal and any other matter considered and voted upon by the stockholders of Crescent necessary to consummate the Mergers and (iii) to vote their shares of Crescent Class A Common Stock against (A) any Crescent Competing Proposal or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Crescent or its subsidiaries contained in the Merger Agreement or of such Crescent Supporting Stockholder contained in the Crescent Support Agreements. Additionally, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) not to indirectly transfer its shares of Crescent Preferred Stock for a period of three years following the Effective Time, (ii) to approve the expansion of the Crescent Board to twelve members to become effective as of, or as of immediately prior to, the Closing and (iii) not to remove or replace the two directors designated by Vital for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause). The Crescent Support Agreements will terminate upon the earlier to occur of (i) the approval of the Crescent Issuance Proposal, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the Effective Time. For additional information, see “The Merger Agreement-Crescent Support Agreements.”
Attending the Crescent Special Meeting
You are entitled to attend the Crescent Special Meeting only if you were a stockholder of record of Crescent at the close of business on the Crescent Record Date or you held your shares of Crescent beneficially in the name of a broker, bank or other nominee as of the Crescent Record Date, or you hold a valid proxy for the Crescent Special Meeting. To participate in the Crescent Special Meeting, visit www.virtualshareholdermeeting.com/CRGY2025SM and enter the control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures.
If you were a stockholder of record of Crescent at the close of business on the Crescent Record Date and wish to attend the Crescent Special Meeting, so indicate on the appropriate proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Crescent Special Meeting.

Results of the Crescent Special Meeting
Within four business days following the Crescent Special Meeting, Crescent intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Crescent will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.
CRESCENT STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE CRESCENT PROPOSALS.

CRESCENT PROPOSALS
Crescent Issuance Proposal
Under Section 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock, or of securities convertible into or exercisable for common stock in any transaction or series of related transactions, if:
•such common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or
•the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock.
Because the aggregate number of shares of Crescent Class A Common Stock issuable as Merger Consideration in the Mergers would represent greater than each of the foregoing thresholds, stockholder approval of the Crescent Stock Issuance is required under the NYSE rules and regulations. If the Mergers are completed pursuant to the Merger Agreement, Crescent expects to issue up to approximately 73.5 million shares of Crescent Class A Common Stock, which is equal to approximately 29% of the shares of Crescent Class A Common Stock outstanding before such issuance. It is a condition to the completion of the Mergers that Crescent stockholders approve the Crescent Issuance Proposal. If the Crescent Issuance Proposal is not approved by Crescent stockholders, the Mergers will not be completed.
In the Mergers, each Vital stockholder will receive, for each share of Vital Common Stock that is issued and outstanding as of immediately prior to the Effective Time, 1.9062 fully paid and nonassessable shares of Crescent Class A Common Stock and cash in lieu of any fractional shares of Crescent Class A Common Stock, as further described in this joint proxy statement/prospectus in the section entitled “The Merger Agreement-Effect of the Mergers; Merger Consideration” beginning on page 137.
If the Crescent Issuance Proposal is approved by Crescent stockholders, but the Merger Agreement is terminated (without the Mergers being completed) prior to the issuance of shares of Crescent Class A Common Stock pursuant to Merger Agreement, Crescent will not issue any shares of Crescent Class A Common Stock as a result of the approval of the Crescent Issuance Proposal.
Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions and, assuming that a quorum is otherwise established, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have no effect on the outcome of the Crescent Issuance Proposal. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on August 24, 2025.
Crescent Adjournment Proposal
Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires affirmative vote of the holders of a majority of the votes cast on such matter at the Crescent Special Meeting. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will no effect on the outcome of the Crescent Adjournment Proposal.
The Crescent Board unanimously recommends a vote “FOR” the Crescent Adjournment Proposal.

SPECIAL MEETING OF VITAL STOCKHOLDERS
Date, Time and Place
The Vital Special Meeting will be held at 10:00 a.m., Central Time, on December 12, 2025 (with log-in beginning at 9:45 a.m., Central Time), at the following address: www.virtualshareholdermeeting.com/VTLE2025SM.
Purpose of the Vital Special Meeting
At the Vital Special Meeting, Vital stockholders will be asked to consider and vote on the following:
•the Vital Merger Proposal; and
•the Vital Advisory Compensation Proposal.
Completion of the Mergers is conditioned on approval by Vital stockholders of the Vital Merger Proposal, but not on approval by Vital stockholders of the Vital Advisory Compensation Proposal. Vital will transact no other business at the Vital Special Meeting.
Recommendation of the Vital Board of Directors
The Vital Board unanimously recommends that Vital stockholders vote:
•“FOR” the Vital Merger Proposal; and
•“FOR” the Vital Advisory Compensation Proposal.
For additional information on the recommendations of the Vital Board, see the section entitled “The Mergers-Recommendation of the Vital Board and Vital’s Reasons for the Mergers” beginning on page 98.
Vital Record Date; Stockholders Entitled to Vote
The record date for the Vital Special Meeting is October 22, 2025. Only record holders of shares of Vital Common Stock at the close of business on such date are entitled to notice of, and to vote at, the Vital Special Meeting or any adjournment or postponement of the Vital Special Meeting.
At the close of business on the Vital Record Date, the only issued and outstanding voting securities of Vital entitled to vote at the Vital Special Meeting were shares of Vital Common Stock. Each share of Vital Common Stock outstanding on the Vital Record Date for the Vital Special Meeting is entitled to one vote on each Vital Proposal and any other matter coming before the Vital Special Meeting.
A complete list of the Vital stockholders entitled to vote at the Vital Special Meeting will be available for inspection by any Vital stockholder for any purpose germane to the Vital Special Meeting during ordinary business hours for the ten days preceding the Vital Special Meeting at by contacting Vital’s Investor Relations Department at the Santa Fe Plaza Building, 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120 and will also be available during the Vital Special Meeting for examination by any stockholder present at such meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Vital stockholders is necessary for Vital to hold a valid meeting. The presence at the Vital Special Meeting of the holders of a majority of the voting power of the outstanding shares of Vital Common Stock entitled to vote at the Vital Special Meeting, virtually or represented by proxy, constitutes a quorum. Virtual attendance at the Vital Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Vital Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for any Vital Proposal or even if you vote to “abstain” in respect of any Vital Proposal, your shares of Vital Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Vital Special Meeting. Because it is expected that all of the matters to be voted on at the Vital Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of Vital Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of Vital Common Stock and provide your broker, bank or other nominee with instructions to vote on one Vital Proposal but not on the other Vital Proposal, your shares of Vital Common Stock will be treated as present for purposes of determining the presence of a quorum at the Vital Special Meeting.
Executed but unvoted proxies which do not specify how you want your share voted will be voted in accordance with the recommendations of the Vital Board.
Required Vote to Approve the Vital Proposals
The Vital Merger Proposal. Approval of the Vital Merger Proposal is a condition to the completion of the Mergers and requires the affirmative vote of the holders of a majority of the shares of Vital Common Stock outstanding on the Vital Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Vital Merger Proposal.
The Vital Advisory Compensation Proposal. Approval of the Vital Advisory Compensation Proposal requires the affirmative vote of a majority of the votes cast at the Vital Special Meeting and entitled to vote on the proposal. Abstentions and broker non-votes, if any, will not affect the outcome of the voting on the Vital Advisory Compensation Proposal.
Each of the Vital Proposals is described in the section entitled “Vital Proposals” beginning on page 53.
Methods of Voting
Vital stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may submit their proxies on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Vital stockholders of record may vote their shares virtually by ballot at the Vital Special Meeting or by submitting their proxies:
•by phone until 10:59 p.m., Central Time, on December 11, 2025;
•by the Internet until 10:59 p.m., Central Time, on December 11, 2025; or
•by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 10:59 p.m., Central Time, on December 11, 2025.
Vital stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.
Voting at the Vital Special Meeting
The Vital Special Meeting will be a completely virtual meeting. There will be no physical meeting location and the meeting will only be conducted via live webcast. Shares held directly in your name as stockholder of record may be voted virtually at the Vital Special Meeting. Even if you plan to attend the Vital Special Meeting, the Vital Board recommends that you submit your proxy in advance as described below so that your vote will be counted if you later decide not to attend the Vital Special Meeting.

To participate in the Vital Special Meeting, visit www.virtualshareholdermeeting.com/VTLE2025SM and enter the control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures. Vital stockholders will be able to attend the Vital Special Meeting online and vote shares electronically at the meeting by pre-registering to attend the special meeting by December 10, 2025 following the instructions in your confirmation email. Because the Vital Special Meeting is completely virtual and being conducted via live webcast, Vital stockholders will not be able to attend the Vital Special Meeting in person.
The virtual meeting format uses technology designed to increase stockholder access, save Vital and Vital stockholders time and money, and provide Vital stockholders rights and opportunities to participate in the Vital Special Meeting similar to what they would have at an in-person meeting. In addition to online attendance, Vital provides stockholders with an opportunity to hear all portions of the Vital Special Meeting and vote online during the open poll portion of the Vital Special Meeting.
If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares.
Voting by Proxy
Whether you hold your shares of Vital Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Vital Special Meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in your proxy card.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Vital Common Stock, you may contact Sodali & Co, Vital’s proxy solicitor, toll-free at (800) 662-5200, or, for brokers and banks, collect at (203) 658-9400.
Adjournment
The chairperson of the Vital Special Meeting may adjourn the Vital Special Meeting from time to time for any reason, whether or not there is a quorum at the Vital Special Meeting. At the adjourned meeting, Vital may transact any business which might have been transacted at the original meeting.
Under the Merger Agreement, Vital is required to adjourn or postpone the Vital Special Meeting, if at the time of the Vital Special Meeting, there are insufficient shares of Vital Common Stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct the business of the Vital Special Meeting, Vital has not received proxies representing the required stockholder approval to approve the Vital Merger Proposal, whether or not a quorum is present, or, to the extent necessary, after good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to Vital stockholders. Notwithstanding the foregoing, the Merger Agreement provides that the Vital Special Meeting may not be adjourned or postponed to a date on or after two business days prior to the End Date (except as necessary to amend or supplement this joint proxy statement/prospectus), nor, without the prior consent of Crescent, for more than ten business days after the date for which the meeting was previously scheduled.
Revocation of Proxies
If you are the record holder of Vital Common Stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the Vital Special Meeting. You can do this by:
•timely delivering a written notice stating that you would like to revoke your proxy to Vital Energy, Inc., c/o Corporate Secretary, 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120;
•completing and submitting another valid proxy by mail, telephone or over the Internet that is later dated and if mailed, is properly signed, or if submitted by telephone or over the Internet by no later than 10:59 p.m.,

Central Time, on December 11, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is automatically revoked); or
•attending the Vital Special Meeting and voting virtually by ballot, which will automatically revoke any proxy previously given. Simply attending the Vital Special Meeting without voting will not revoke any proxy that you have previously given or change your vote.
A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:
Vital Energy, Inc.
521 E. Second Street, Suite 1000
Tulsa, Oklahoma 74120
Attention: Corporate Secretary
If your shares are held in “street name” through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee, you may also revoke your proxy by attending the Vital Special Meeting, using your unique 16-digit control number and voting your shares online during the meeting.
Proxy Solicitation Costs
The enclosed proxy card is being solicited by Vital and the Vital Board. In addition to solicitation by mail, Vital’s directors, officers and employees may solicit proxies in person, by phone, by email or online. These persons will not be specifically compensated for conducting such solicitation.
Vital has retained Sodali & Co to assist in the solicitation process. Vital will pay Sodali & Co a fee of approximately $35,000 plus a discretionary fee for such consulting, analytic and proxy solicitation services, as well as reasonable and documented out-of-pocket expenses. Vital also has agreed to indemnify Sodali & Co against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Vital will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Vital Common Stock held of record by such nominee holders. Vital will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
No Dissenters’ or Appraisal Rights
Under Delaware law, Vital stockholders are not entitled to dissenters’ or appraisal rights in connection with the Mergers.
Other Information
The matters to be considered at the Vital Special Meeting are of great importance to Vital stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance
If you need assistance in completing your proxy card or have questions regarding the Vital Special Meeting, contact:
Sodali & Co
430 Park Avenue, 14th Floor
New York, NY 10022
Collect: (203) 658-9400
Toll-Free: (800) 662-5200
Email: vtle.info@investor.sodali.com
Voting by Vital’s Directors and Executive Officers
As of the Vital Record Date, Vital directors and executive officers, as a group, owned and were entitled to vote 627,117 shares of Vital Common Stock, or approximately 1.6% of the total outstanding shares of Vital Common Stock.
Vital currently expects that all of its directors and executive officers will vote their shares “FOR” the Vital Proposals.
Attending the Vital Special Meeting
You are entitled to attend the Vital Special Meeting only if you were a stockholder of record of Vital at the close of business on the Vital Record Date or you held your shares of Vital beneficially in the name of a broker, bank or other nominee as of the Vital Record Date, or you hold a valid proxy for the Vital Special Meeting. To participate in the Vital Special Meeting, visit www.virtualshareholdermeeting.com/VTLE2025SM and enter the 16-digit control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures.
If you were a stockholder of record of Vital at the close of business on the Vital Record Date, you will be able to attend the Vital Special Meeting and vote your shares during the meeting.
If a broker, bank or other nominee is the record owner of your shares of Vital Common Stock, you will be able to attend the Vital Special Meeting and vote your shares during the meeting by bringing a “legal proxy” obtained from your broker, bank or other nominee, as applicable.
Results of the Vital Special Meeting
Within four business days following the Vital Special Meeting, Vital intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Vital will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.
VITAL STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE VITAL PROPOSALS.

VITAL PROPOSALS
Vital Merger Proposal
For a summary and detailed information regarding the Vital Merger Proposal, see the information about the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in section titled “The Merger Agreement” beginning on page 135. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.
Under the Merger Agreement, approval of the Vital Merger Proposal is a condition to the completion of the Mergers. If the Vital Merger Proposal is not approved, the Mergers will not be completed even if the Vital Advisory Compensation Proposal is approved.
The Vital Board unanimously recommends that Vital stockholders vote “FOR” the Vital Merger Proposal.
Vital Advisory Compensation Proposal
As required by Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Vital is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vital’s named executive officers that is based on or otherwise relates to the Mergers, as described in the section entitled “The Mergers-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers” beginning on page 131. Accordingly, Vital stockholders are being provided the opportunity to cast an advisory vote on such payments.
As an advisory vote, the Vital Advisory Compensation Proposal is not binding upon Vital or the Vital Board or Crescent or the Crescent Board, and approval of this proposal is not a condition to completion of the Mergers and is a vote separate and apart from the Vital Merger Proposal. You may vote to approve the Vital Merger Proposal and vote not to approve the Vital Advisory Compensation Proposal, and vice versa. If the Mergers are completed, the applicable compensation related to the Mergers will be paid to Vital’s named executive officers to the extent payable in accordance with the Merger Agreement or the terms of the applicable compensation agreements and arrangements even if Vital stockholders vote against the approval of the Vital Advisory Compensation Proposal. However, Vital seeks the support of its stockholders and believes that stockholder support is appropriate because Vital has a comprehensive executive compensation program designed to link the compensation of its executives with Vital’s performance and the interests of Vital’s stockholders. Accordingly, holders of shares of Vital Common Stock are being asked to vote on the following resolution:
RESOLVED, that the stockholders of Vital Energy, Inc. approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to the named executive officers of Vital Energy, Inc. that is based on or otherwise relates to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers.”
The Vital Board unanimously recommends that Vital stockholders vote “FOR” the Vital Advisory Compensation Proposal.

THE MERGERS
This discussion of the Mergers is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Mergers.
Transaction Structure
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein, (i) at the Effective Time, Merger Sub Inc., a wholly owned subsidiary of Crescent, will merge with and into Vital, with Vital continuing as the Surviving Corporation, and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, a direct, wholly owned subsidiary of Crescent, with Merger Sub LLC continuing as the Surviving Company. Promptly following the completion of the Mergers, Crescent intends to effect an internal reorganization for financing purposes pursuant to which the Surviving Company will be contributed to OpCo and subsequently to Crescent Finance, the operating subsidiaries of Crescent Finance will be contributed to the Surviving Company, and the Surviving Company will be merged with and into Crescent Finance, with Crescent Finance surviving the merger.
Consideration to Vital Stockholders
Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL and DLLCA, as applicable, each share of Vital Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive from Crescent 1.9062 shares of Crescent Class A Common Stock, with cash paid in lieu of any fractional shares of Crescent Class A Common Stock.
Background of the Mergers
The following is a summary of the events leading up to the signing of the Merger Agreement and certain of the key meetings, negotiations, discussions and actions by and between Crescent and Vital and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of Crescent and Vital.
The Crescent Board, together with the Manager and Crescent senior management, regularly reviews and assesses Crescent’s current operations and asset portfolio, long-term strategic plans, goals, financial position, leverage, opportunities and risks in light of prevailing business and economic conditions and developments in the oil and natural gas sector, in each case across a range of potential future scenarios and industry developments. As part of such ongoing reviews and evaluations, Crescent senior management engages in discussions with representatives of other energy companies from time to time. In connection with these activities, the Crescent Board meets periodically in the ordinary course of business to receive updates from Crescent senior management on such discussions and to consider and evaluate potential strategic alternatives available to Crescent, including merger and acquisition transactions.
Crescent, under the leadership of the Crescent Board, the Manager and Crescent senior management, has pursued a strategy designed to deliver value for stockholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s leadership is an experienced team of investment, financial and industry professionals that provide proven investment and operating expertise. For more than a decade, Crescent and its predecessors have executed on a consistent strategy focused on cash flow, risk management and returns.
Vital was founded in 2006 as “Laredo Petroleum, Inc.” as an independent energy company focused on the acquisition, exploration and development of oil and natural gas properties, primarily focused on operations in the Permian Basin and Mid-Continent regions of the United States. The company completed its initial public offering in December 2011 and completed a rebranding to “Vital Energy, Inc.” in January 2023. Shares of the company’s common stock have traded on the NYSE continuously since the company’s initial public offering.

Over the past several years, Vital has completed a number of bolt-on and other transactions, expanding its asset base across the Permian Basin, amidst challenging commodity price environments (due, in part, to the COVID-19 pandemic, geopolitical developments and other factors). For example, in November 2023 Vital completed the acquisition of assets from the Henry Investors, Tall City Property Holdings III LLC and Maple Energy Holdings, LLC (Maple) for cash and equity consideration of approximately $1.165 billion. Additionally, in 2024, Vital completed (i) the acquisition of certain oil and natural gas properties located in the Delaware Basin from Point Energy Partners Petroleum, LLC, Point Energy Partners Operating, LLC, Point Energy Partners Water, LLC and Point Energy Partners Royalty, LLC for an aggregate cash purchase price of $820 million (the “Point Energy Acquisition”) and (ii) the purchase of additional working interests in producing properties held by PEP Henry Production Partners LP, PEP HPP Jubilee SPV LP, PEP PEOF Dropkick SPV, LLC, PEP HPP Dropkick SPV LP and HPP Acorn SPV LP for an aggregate purchase price of $77.6 million, consisting of cash and equity consideration. As of December 31, 2024, Vital had assembled 286,796 largely contiguous net acres in the Permian Basin, held an average working interest of 74% in Vital-operated active productive wells and had total estimated proved reserves of 455,275 MMBoe.
The Vital Board regularly reviews the strategic direction of Vital and evaluates potential opportunities to enhance stockholder value, including potential strategic combinations and acquisition opportunities, and has over time received significant in-bound proposals with respect to various portions of Vital’s asset base. For the past several years, one of the primary reasons Vital has pursued acquisitions that would enhance its scale is the belief that small-cap and mid-cap oil and gas companies like Vital have consistently traded at lower metrics and found it more difficult to access debt capital at attractive rates than their peer companies with larger market capitalizations. Notwithstanding its successful M&A activity, throughout 2024 and into 2025, Vital Common Stock has continued to trade at a lower trading multiple than its larger market cap peers.
On September 20, 2024, Vital completed the Point Energy Acquisition, the largest acquisition in its history, which significantly increased Vital’s operational scale and footprint in the Delaware Basin.
On September 25, 2024, Mr. Jason Pigott, Chief Executive Officer of Vital, received an inbound request from an executive of Company A, a publicly-traded independent oil and natural gas exploration and production company with focuses on the Permian Basin and Denver-Julesburg (DJ) Basin, seeking to schedule a time to discuss Company A’s interest in an acquisition of Vital. The parties agreed to discuss at an upcoming industry conference taking place in mid-October.
On October 3, 2024, Mr. Pigott and an executive of Company B, a privately-held, international energy and commodity trading company, spoke at an investment banking conference. The Company B executive indicated that Company B would potentially be interested in future discussions relating to a transaction whereby Company B would acquire Vital should the opportunity arise.
On October 10, 2024, Mr. Pigott spoke with one of the co-chief executive officers and co-founders of Company C, a privately-held independent oil and natural gas company with operations predominantly focused on the Permian Basin, at an industry conference. Mr. Pigott and the executive of Company C agreed that it would be beneficial to discuss developments at both Company C and Vital over the past year, which was subsequently scheduled for October 22, 2024.
On October 15, 2024, Mr. Pigott met with a senior corporate development executive of Company D, a privately-held independent oil company with a focus on the Southern Midland Basin. The Company D executive indicated to Mr. Pigott that several of Company D’s key investors had expressed an interest in a combination between Company D and Vital. Mr. Pigott stated that he would relay this conversation at the upcoming Vital Board meeting and revert thereafter.
On October 16, 2024, Mr. Pigott and an executive of Company A met at an industry conference in Midland, Texas to discuss a potential acquisition of Vital by Company A. The two parties agreed that a mutual confidentiality agreement should be put in place to permit further diligence and analysis as to a strategic transaction. On October 29, 2024, Mr. Pigott and the Company A executive met in Houston, Texas and further discussed the potential benefits of a combination of the two companies, including the mutual benefits of the large scale and geographic diversity of a combined company. Mr. Pigott indicated that he would discuss the possibility of exploring a transaction with Company A with the Vital Board at its upcoming meeting to gauge further interest.
In light of recent conversations with potential counterparties, on October 21, 2024, Vital contacted Vinson & Elkins L.L.P. (“V&E”) to act as its legal counsel in connection with providing advice as to the management of inbound communications and any potential strategic alternatives process. V&E had served as Vital’s counsel with respect to various corporate matters, including on securities law and financing matters and acquisition activity for several years prior to this engagement.
Mr. Pigott and an executive of Company C met again on October 22, 2024 and discussed at such meeting the potential benefits of a take-private of Vital at a premium. The two parties agreed that a mutual confidentiality agreement should be put in place to permit further diligence and analysis as to a strategic transaction, although no agreement was ultimately entered into between Vital and Company C.
On October 23, 2024, Mr. David C. Rockecharlie, Crescent’s Chief Executive Officer and Mr. Pigott attended an industry conference in Dallas, Texas and discussed the potential benefits of a combination between Crescent and Vital (the “Potential Transaction”). Mr. Pigott discussed Vital’s recent acquisitions and shared that Vital continued to seek opportunities for enhanced operational scale and financial strength, and was open to considering a variety of strategic transactions. Mr. Rockecharlie conveyed that Crescent had been following the continued acquisition and operational developments at Vital. Mr. Rockecharlie and Mr. Pigott agreed to keep in contact as part of Vital’s and Crescent’s respective evaluation of strategic transactions generally.
On October 30, 2024, representatives of Houlihan Lokey and J.P. Morgan were invited to attend a regularly scheduled Vital Board meeting to discuss strategic alternatives generally. Vital selected Houlihan Lokey and J.P. Morgan to advise Vital on the basis of, among other things (i) each of Houlihan Lokey’s and J.P. Morgan’s experience and its qualifications and reputation in connection with such matters, as well as experience in the upstream oil and natural gas industry, generally and (ii) Houlihan Lokey’s familiarity with Vital’s business (having served as an advisor to Vital on several recent asset acquisitions and financing activities).
At such meeting, Mr. Pigott relayed to the Vital Board details regarding the informal conversations held with potential counterparties over the previous months. The Vital Board discussed its view that Vital faced significant challenges to maximizing shareholder value if it continued to operate on a stand-alone basis given its size, leverage profile and investor preferences for companies that were able to return capital to investors through dividends, and the belief of the Vital Board members that Vital and its stockholders could realize significant benefits by increasing its operating scale, deleveraging and increasing its market capitalization. In addition, the Houlihan Lokey representatives in attendance presented an overview of recently completed small-to-mid-cap public M&A transactions in the energy sector (and related metrics demonstrating the performance of such parties post-transaction announcement) and provided certain financial metrics and a sensitivity analysis with respect to preliminary considerations for Vital in evaluating the possibility of a sale or strategic combination of Vital. Houlihan Lokey further provided an illustrative overview of the timing and process with respect to a formal sale process, discussing the advantages and disadvantages of each of an all-cash or an all-stock transaction (and illustrating potential counterparties in each scenario). After discussion, the Vital Board authorized management to (i) prepare and implement standalone cost-cutting measures aimed at improving Vital’s balance sheet position and (ii) prepare for the possibility of engaging in a strategic review process and further evaluate potential aspects of a strategic review process, so that if the Vital Board determined to commence a process in the future, Vital would be well-prepared to do so. The Vital Board further authorized the creation of a virtual data room by management in order to facilitate due diligence associated with the possibility of engaging in a strategic review process.
On November 6, 2024, Vital reported its third quarter financial and operating results, with Vital’s stock price trading from $27.11 at the close of trading on November 5, 2024, to $31.17 on the close of trading on November 8, 2024.
On November 8, 2024, Mr. Pigott spoke with the President of Company E, a private equity firm with various investments in the energy sector, regarding Company E’s interest in a take-private of Vital. The parties discussed the benefits of such a transaction. Mr. Pigott informed the President of Company E that Vital’s current priority was to focus on Vital’s present operations though the Vital Board would consider any proposal from the perspective of what was in the best interests of its stockholders.
On November 12, 2024, Mr. Bryan Lemmerman, Vital’s Chief Financial Officer, spoke telephonically with an executive of Company F, a publicly-traded independent oil and natural gas exploration and production company with a focus on the Midland Basin. During such call, the Company F executive discussed alternatives surrounding Vital’s Midland Basin assets. While Mr. Lemmerman indicated that Vital would not be interested in such a transaction at that time, the parties agreed that Vital and Company F should remain in contact with respect to potential future transactions.
On November 22, 2024, Mr. Pigott once again met with the executive of Company A at an industry conference. Mr. Pigott indicated to the Company A executive that Vital was currently focused on improving its stand-alone operations and on integrating the Point Energy Acquisition, so Vital was not interested in advancing discussions with respect to strategic alternatives at that time, though the Vital Board would consider any proposal from the perspective of what was in the best interests of its stockholders.
On January 10, 2025, Mr. Pigott held a call with an investment banker representing Company G, a publicly-traded independent oil and natural gas exploration and production company with a focus on the Midland and Delaware Basins. The parties discussed the potential benefits of a strategic transaction involving Company G and Vital, which would increase each companies’ scale in their respective basins. The parties agreed to keep in contact, and the investment banker representing Company G followed up with Mr. Pigott on January 19, 2025 inquiring about involvement in any formal sales process involving Vital if Vital were to commence one.
On February 5, 2025, the Vital Board held a meeting, at which representatives of senior management and Houlihan Lokey and J.P. Morgan were present. At such meeting, Mr. Pigott reviewed with the Board (i) considerations related to Vital evaluating a merger or sale option, (ii) the market response to recent Vital operational and financial guidance, (iii) Vital equity performance compared to peers that had recently completed acquisitions, (iv) remaining potential acquisition opportunities for Vital and (v) an overview of recent industry consolidation. Representatives of Houlihan Lokey provided a summary of market reactions to prior M&A activity by Vital’s peers and identified potential counterparty options and their views as to the benefits and drawbacks of engaging in a potential strategic transaction with each potential counterparty. Representatives of J.P. Morgan provided additional information with respect to timing of a formal sales process and logistics relating to outreach to specific counterparties. During this meeting, the Vital Board also received a presentation from Vital senior management with respect to identified areas of potential cost savings to be realized during 2025. After discussion, the Vital Board determined it was in the best interest of Vital’s stockholders for Vital to continue to engage in preliminary discussions regarding a potential combination or other strategic transaction to gauge interest, though it was not currently in Vital’s best interest to launch a formal strategic review process as Vital continued to focus on stand-alone operations and cost savings initiatives. The Vital Board authorized Vital management to continue to engage in such preliminary discussions and, if appropriate, engage in high level due diligence with potential counterparties.
On February 6, 2025, Mr. Pigott once again met with an executive of Company B at an industry conference in Houston, Texas. The Company B executive reiterated that Company B would potentially be interested in an acquisition of Vital. That same day, Mr. Pigott met again with an executive of Company A to discuss a potential combination. Mr. Pigott and the Company A executive agreed to stay in touch in the coming weeks.
On February 10, 2025, Mr. Pigott spoke with the Executive Chairman of Company F, who indicated that Company F would like to engage in diligence to evaluate a potential acquisition of Vital and would reach out to Mr. Pigott again following Company F’s upcoming earnings announcement and board meeting.
On February 13, 2025, Mr. Pigott met with the co-chief executive officer of Company G. The Company G executive indicated that Company G was not interested in a strategic transaction at such time.
On February 17, 2025, the Vital Board held a meeting at which Mr. Pigott provided an overview of conversations held with potential counterparties with respect to potential strategic transactions that Mr. Pigott had had over the prior several weeks. The Vital Board authorized Mr. Pigott and Mr. William E. Albrecht, Chairman of

the Vital Board, to continue having preliminary discussions with potentially interested counterparties to help gather additional information to assist the Vital Board in determining whether to pursue a strategic transaction in the future.
On February 24, 2025, Mr. Albrecht corresponded with Mr. John C. Goff, Chairman of the Crescent Board, proposing to discuss industry consolidation and set up a future meeting between himself, Mr. Pigott and each of Mr. Goff and Mr. Rockecharlie to discuss potential strategic transactions involving Crescent and Vital. The parties agreed to meet in the coming weeks.
On March 1, 2025, Vital and Company A entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to Vital’s and Company A’s securities. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party.
On March 6, 2025, Mr. Pigott met with the president and chief executive officer of Company H, a publicly-traded independent oil and natural gas exploration and production company with a focus on the Midland, Maverick and Uinta Basins. The Company H executive indicated during the meeting that he had concerns with respect to the leverage profile of a combined company, but the two parties agreed to keep in touch.
On March 19, 2025, an investment banker representing Company D reached out to Mr. Pigott to discuss potential interest in a combination between Company D and Vital, whereby the consideration received by Company D would consist predominantly of Vital Common Stock. Mr. Pigott expressed that a transaction involving a significant amount of Vital Common Stock as consideration would be difficult at the current Vital trading price, given that the Vital Board believed the Vital stock was undervalued at such time, and further communicated Vital’s focus, which has been expressed publicly, on reducing its debt, which the Vital Board believed was important to ultimately drive increases in stockholder value. The investment banker representing Company D again reached out to Mr. Pigott on May 6, 2025, and during such conversation, Mr. Pigott reiterated the prior concerns relating to the trading price of Vital Common Stock. The parties agreed to discuss again following Vital’s first quarter earnings announcement, although no additional communication between Vital and Company D took place.
On March 26, 2025, Mr. Albrecht and Mr. Goff met to discuss a potential acquisition of Vital by Crescent. At such meeting, Mr. Goff expressed that while a combination could have potential benefits, Crescent’s attention remained focused primarily on its recent acquisitions in the Eagle Ford Basin at such time.
On March 31, 2025, Mr. Pigott met with Mr. Rockecharlie. At such meeting, Mr. Rockecharlie reaffirmed Mr. Goff’s indication that Crescent believed a combination could have potential benefits, but that Crescent’s attention was currently focused on its recent acquisitions in the Eagle Ford Basin. The parties agreed to keep in contact regarding a potential future transaction.
The Crescent Board held regularly scheduled meetings in February and April of 2025 in which the potential for a transaction with Vital was discussed. Mr. Rockecharlie and Mr. Goff regularly discussed acquisition opportunities during this time, including a potential transaction with Vital.
On May 21, 2025, the Vital Board held a meeting at which representatives of Houlihan Lokey and J.P. Morgan presented an overview of a potential sales process and evaluations of potential counterparties. Houlihan Lokey and J.P. Morgan recommended that, if the Vital Board believed that it were an attractive time to consider a strategic transaction given the challenges facing Vital on a stand-alone basis, Vital should initiate a formal strategic review process that would include outreach to potential counterparties throughout the month of June, a due diligence process to be conducted throughout June and July, and a request for the submission of final bids by the end of July, which formal process could create competitive pressure and incentivize parties to engage on the specified timeline. After discussion of (i) the various risks associated with continuing as a stand-alone company, (ii) the view of Vital management and the Vital Board that both Vital’s common stock price and those of other publicly-traded exploration and production companies were relatively depressed due to macroeconomic conditions, and (iii) the expectation that there could be value uplift in connection with a strategic, stock-for-stock combination, due to benefits of scale, better access to capital, the potential to accelerate deleveraging and the ability for the Vital stockholders to participate in that uplift as holders of a combined company, the Vital Board generally agreed that the most likely transaction to maximize stockholder value would be a stock-for-stock transaction with a larger, less leveraged publicly traded oil and gas company (as opposed to an all-cash take-private, which the Vital Board believed would raise several complexities, including making it more likely an acquiror would be obligated to refinance Vital’s debt, and be less favorable to Vital’s investors). After consulting with its financial advisors, at the May Vital Board meeting the Vital Board authorized outreach to six publicly-traded oil and gas companies, including Crescent, and the Vital Board authorized Mr. Pigott and representatives of Houlihan Lokey and J.P. Morgan to reach out on Vital’s behalf to each potential buyer in the coming weeks, with a goal of creating a competitive strategic review process and soliciting acquisition proposals from each interested counterparty. Representatives of Houlihan Lokey and J.P. Morgan were also authorized to share with bidders Vital’s stand-alone financial forecasts that had previously been reviewed and approved by the Vital Board at the May 21, 2025 meeting, which are further discussed in the section below entitled “The Mergers-Certain Vital Unaudited Prospective Financial and Operating Information.”
On May 29, 2025, representatives of Houlihan Lokey met with an executive vice president of Company I, a publicly-traded independent oil and natural gas exploration and production company with a focus on the Williston Basin. At such meeting, the executive indicated that Company I would be interested in participating in a sales process involving Vital but would need to complete internal diligence prior to confirming Company I’s participation in such process.
On May 30, 2025, Mr. Rockecharlie and Mr. Goff discussed the ongoing dialogue between Crescent and Vital, including an upcoming meeting between Messrs. Rockecharlie and Pigott.
On June 4, 2025, Mr. Pigott and representatives of Houlihan Lokey met with the chief executive officer of Company F to discuss a potential transaction and to gauge Company F’s interest in participating in a formal sales process with respect to Vital. Company F’s chief executive officer indicated that Company F would be interested in participating in the process.
Also on June 4, 2025, Mr. Pigott and representatives of Houlihan Lokey met with two executive vice presidents of Company G in Midland, Texas. The Company G executives indicated that Company G would be interested in participating in the sales process and inquired as to whether Vital would be interested in a sale of just its Delaware Basin assets, which Mr. Pigott indicated would not be Vital’s first choice but could represent a secondary path for Vital.
On June 10, 2025, Mr. Pigott met with the president and chief executive officer of Company H, to discuss Company H’s interest in participating in the formal Vital sale process. The Company H executive reiterated at such meeting that while Company H was interested in Vital’s asset portfolio, Company H would be uninterested in participating in a process to acquire the company due to concerns regarding the combined company’s leverage profile.
On June 12, 2025, Mr. Pigott met with Mr. Rockecharlie to discuss a potential transaction and gauge Crescent’s interest in the formal sales process. Mr. Rockecharlie indicated that, notwithstanding prior communications that Crescent was focused on its recent acquisitions in the Eagle Ford Basin, Crescent continued to believe a combination could have potential benefits and would be interested in participating in the formal sales process.
On June 13, 2025, the Vital Board held a meeting, at which Mr. Pigott provided an update on strategic alternative discussions held to-date. Additionally, the Vital Board formally authorized the Finance Committee of the Vital Board (the “Finance Committee”), which had regularly scheduled meetings throughout the summer, to coordinate with management to continue to progress the strategic alternatives process consistent with the Vital Board’s authorization, with all Vital Board members to be invited to join each meeting of the Finance Committee.
On June 17, 2025, Vital and Company F entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company F was granted access to Vital’s virtual data room to begin preliminary due diligence with respect to Vital’s assets and operations. Also on that date, Vital and Crescent entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to Vital’s and Crescent’s securities. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Virtual data room access was granted to Crescent later that day.

On June 19, 2025, Crescent’s Executive Vice President of Investments, John Clayton Rynd, spoke with representatives of Houlihan Lokey regarding the proposed marketed sales process for Vital.
Also on June 19, 2025, Crescent accessed the virtual data room maintained by Vital and began to conduct initial commercial due diligence with respect to Vital’s business and assets in anticipation of a request for a proposal to acquire Vital, to be submitted later in the summer of 2025 on the timeline contemplated by the broader marketed process.
On June 23, 2025, Vital and Company G entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company G was granted access to Vital’s virtual data room on that date.
On June 26, 2025, an executive of Company I spoke with representatives of J.P. Morgan, indicating that, after some initial diligence, Company I would be interested in participating in the Vital sales process. On June 30, 2025, Vital and Company I entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company I was granted access to Vital’s virtual data room on that date.
In late June 2025, following a review of Jefferies’ credentials and its substantial experience on similar transactions within the oil and gas industry, and due to its significant knowledge of Crescent’s existing assets and business, and its ongoing relationship with Crescent, Crescent management decided to solicit Jefferies’ advice regarding strategic considerations with respect to the Potential Transaction. Jefferies began, at the request of Crescent senior management, a review and analysis of various strategic and financial matters associated with the Potential Transaction.
In July 2025, Crescent engaged Kirkland & Ellis LLP (“K&E”) as outside legal counsel in its exploration of the Potential Transaction. K&E began, at the request of Crescent senior management, preliminary evaluations of certain matters associated with the Potential Transaction.
On July 2, 2025, Mr. Rynd spoke with representatives of Houlihan Lokey regarding additional details regarding the proposed marketed sale process, including the forthcoming confidential information memorandum regarding the Potential Transaction.
On July 9, 2025, Mr. Rockecharlie spoke with Mr. Pigott to provide a general update on Crescent’s review of the provided Vital diligence materials.
On July 15, 2025, Mr. Lemmerman spoke telephonically with the Executive Vice President and Chief Financial Officer of Company F to provide an update as to the timing of the bid process.
On July 15, 2025, representatives of each of Houlihan Lokey and J.P. Morgan requested the submission of non-binding indications of interest from participants in the Vital sale process, including Crescent, by Tuesday, July 29, 2025, consisting of bidders’ respective proposed consideration and key assumptions underlying such valuation, intended approach to financing, proposed revisions to the draft merger agreement to be prepared by V&E, and other matters relating to an offer to acquire Vital.
On July 19, 2025, Vital posted a bid draft merger agreement to potential counterparties to its virtual data room, requesting proposals with respect to an acquisition of Vital by July 29, 2025, together with markups of the bid form merger agreement. The bid instructions expressed a primary interest in stock for stock transactions though also indicated that all potential transactions would be considered that were determined to be in the best interests of the Vital stockholders by the Vital Board. The bid form merger agreement contemplated, among other items, (i) a tax-free merger transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code whereby the buyer would acquire all of the outstanding shares of Vital Common Stock, (ii) a non-solicitation provision applicable to Vital, which would restrict Vital from soliciting alternative acquisition proposals during the interim period, (iii) a fiduciary out provision applicable to Vital, permitting the Vital Board to terminate the merger agreement to permit Vital to enter into a definitive agreement pursuant to a superior proposal, (iv) substantially parallel representations, warranties and interim operating covenants of each of Vital and the buyer, in each case, customary for transactions of this nature, (v) the delivery of a tax opinion as a condition of Vital’s obligation to consummate the closing and (vi) a termination fee of 2.0% of the equity value of Vital on the date of execution of the merger agreement payable by Vital to the buyer in certain circumstances where the merger agreement is terminated. The bid form merger agreement reserved future comment by Vital with respect to designation rights on the combined company’s board of directors and the treatment of Vital’s existing indebtedness and equity awards. Additionally, in light of uncertainty as to whether certain identified potential counterparties would require a stockholder vote pursuant to applicable stock exchange rules, the bid form merger agreement contemplated a stockholder vote to be held only by Vital.
On July 22, 2025, executives of Company F communicated to Mr. Pigott, Mr. Lemmerman and representatives of Houlihan Lokey that they would likely not be submitting a bid by the July 29 deadline and would instead be focusing on their upcoming earnings announcement and upcoming non-core asset divestitures. The Company F executives indicated that they remained interested in a potential acquisition of Vital but did not think Company F’s timeline of such an acquisition was consistent with Vital’s present timeline.
On July 23, 2025, Mr. Pigott and Mr. Rockecharlie met at an industry conference in Denver, Colorado. The parties discussed certain items related to Crescent’s due diligence of Vital and the proposed timing of the Vital bid process. The parties also discussed the potential benefits of a combination, and Mr. Rockecharlie reaffirmed Crescent’s interest in considering a strategic transaction with Vital.
At the same conference on July 23, 2025, an executive of Company A met with Mr. Pigott and Mr. Lemmerman. Mr. Pigott provided the Company A executive with updates regarding the Vital strategic review process. On July 25, 2025, the executive at Company A contacted representatives of Houlihan Lokey to indicate a potential willingness to participate in the Vital sale process, despite earlier indications that Company A was uninterested. The Company A executive stated that he would revert with additional information following a Company A board meeting to be held later that week.
From June 17, 2025 to July 28, 2025, Crescent management, Jefferies and, following its engagement, K&E, conducted due diligence and evaluated matters associated with the Potential Transaction and Crescent’s potential submission of an indication of interest, including preliminary value and structuring considerations. Representatives of Crescent conducted commercial due diligence with respect to the Potential Transaction and K&E conducted legal due diligence with respect to the Potential Transaction. K&E and Richards, Layton & Finger, P.A. (“RLF”), the legal counsel retained by the Crescent Special Committee as part of the process discussed below, reviewed the draft merger agreement prepared by V&E and discussed the same, and proposed revisions, with Crescent. During this time, Crescent management updated the Crescent Board regarding its evaluation of potential acquisitions and Messrs. Rockecharlie and Goff spoke regularly regarding potential transaction opportunities.
Prior to Crescent’s submission of a non-binding indication of interest with respect to the Potential Transaction, K&E and RLF discussed with Crescent senior management certain considerations relating to the Crescent Board’s fiduciary duties applicable in the context of evaluating or pursuing the Potential Transaction; in particular, in light of the Series I Preferred Stockholder’s continuing rights to elect the entire Crescent Board and the fact that the interests of KKR and certain directors and officers of Crescent could potentially differ from those of the Crescent stockholders in certain circumstances, the Crescent Board discussed the formation of a special committee for purposes of evaluating the Potential Transaction, consistent with prior practice by Crescent in comparable transactions. RLF prepared resolutions for consideration by the Crescent Board with respect to the formation of the Crescent Special Committee.
On July 28, 2025, Crescent senior management held an informal session with the Crescent Board to discuss the Potential Transaction, including the merits thereof and the potential formation of a special committee thereof to review, negotiate and approve or reject any such transaction consistent with prior practice.
On July 29, 2025, the Crescent Board held a meeting to discuss the Proposed Transaction, and resolved to (a) form a special committee of the Crescent Board consisting of Mr. Goff, Bevin Brown, Robert G. Gwin, Ellis L.

“Lon” McCain, Karen Simon and Marc Rowland, each an independent director under applicable NYSE standards, disinterested in the Potential Transaction with Vital and unaffiliated with KKR based on responses to customary director questionnaires circulated for such purpose, to, among other things, review and evaluate the Potential Transaction and Crescent’s other strategic alternatives and to recommend to the Crescent Board whether to approve or reject the Potential Transaction and/or any strategic alternatives, and authorized the committee to engage such independent legal, financial and other advisors as it deemed appropriate, and (b) approve, subject to the separate approval of the Crescent Special Committee, the submission of a non-binding indication of interest to Vital on the terms presented to the Crescent Board earlier that day, which included an offer by Crescent to acquire Vital in a stock-for-stock combination at a fixed exchange ratio and the submission to Vital of a revised merger agreement that had been prepared by representatives of Crescent senior management and K&E, the material terms of which were discussed with the Crescent Board. The Crescent Board also agreed to not approve any transaction without the prior recommendation of the Crescent Special Committee. Mr. Goff was appointed as chair of the Crescent Special Committee.
On July 29, 2025, following the meeting of the Crescent Board, the Crescent Special Committee held a meeting to discuss the Potential Transaction, the indication of interest that was proposed to be submitted on behalf of Crescent and the terms of the existing Management Agreement between the Manager and Crescent. The Crescent Special Committee authorized pursuing the retention of RLF as its legal advisor due to RLF’s prior representation of special committees of the Crescent Board and RLF’s experience generally with representing special committees in similar transactions. The Crescent Special Committee also agreed to pursue the retention of Intrepid as the Crescent Special Committee’s financial advisor due to Intrepid’s prior representation of special committees of the Crescent Board and on the basis of Intrepid’s qualifications and expertise, knowledge of the oil and gas industry, reputation in the investment community, and independence and experience in transactions similar to the Potential Transaction. The Crescent Special Committee resolved to recommend the submission of a non-binding indication of interest to Vital on the terms presented to the Board earlier that day.
On July 29, 2025, Mr. Rockecharlie spoke with Mr. Pigott to indicate that Crescent would be submitting a formal bid with respect to Vital later that day. Later that day, Mr. Rynd, delivered an initial proposal letter to representatives of Houlihan Lokey and J.P. Morgan (the “July 29 Proposal”), pursuant to which Crescent offered to acquire Vital in a stock-for-stock combination at an exchange ratio of 2.15 shares of Crescent Class A Common Stock for each share of Vital Common Stock. The exchange ratio represented an approximately 15% premium to Vital’s then 30-day volume-weighted average trading price and an approximately 2% premium to its then-spot current trading price. The July 29 Proposal included no financing contingencies and indicated that a virtual data room was prepared and available for due diligence review by Vital of Crescent for purposes of evaluating a potential combination. Crescent’s proposed revisions to the merger agreement were also submitted with the July 29 Proposal. The July 29 Proposal also included a confirmatory due diligence request list and remained expressly conditioned on satisfactory completion of due diligence. The Crescent bid package further included a revised draft of the merger agreement, which contemplated, among other things, (i) a mutual “force the vote” provision that would prohibit either party’s board from terminating the merger agreement to enter into a superior proposal, constituting a rejection of the fiduciary out applicable to Vital, (ii) rejection of the tax opinion closing condition, (iii) the inclusion of a mutual obligation for each party to deliver voting and support agreements with respect to significant holders of each party’s common stock, including the Henry Investors with respect to Vital and affiliates of KKR, Liberty Mutual and Mr. Goff with respect to Crescent, (iv) a proposed construct requiring Vital to cooperate with Crescent regarding certain financing activities during the interim period, (v) modifications to the scope of each party’s interim operating covenants, (vi) mutual non-solicitation obligations applicable to each party, which would restrict each party from soliciting alternative acquisition proposals during the interim period, (vi) the right of Crescent to terminate the merger agreement and receive a termination fee if Vital or Vital’s directors or officers breached Vital’s non-solicitation obligations, (vii) reciprocal rights of each party to terminate the merger agreement in certain circumstances, (viii) an expense reimbursement equal to a to-be-determined amount, payable by Vital to Crescent if Vital’s stockholders fail to approve the proposals with respect to the merger agreement at its special meeting following a recommendation of the Vital Board that its stockholders approve the merger agreement and no termination fee is otherwise payable and (ix) a termination fee of 3.25% (increased from 2.0% in the bid draft of the merger agreement) of the equity value of Vital on the date of execution of the merger agreement payable by Vital to Crescent in certain circumstances where the merger agreement is terminated. The revised merger agreement draft continued to reserve comment with respect to Vital designation rights to the combined company’s board of directors and the treatment of Vital’s equity awards. Additionally, on July 29, 2025, representatives of Houlihan Lokey contacted an executive at Company I, who indicated that Company I would not be submitting a bid prior to the deadline. This was promptly communicated to Vital.
The bid deadline expired at 11:59 PM on July 29, 2025, with the July 29 Proposal being the only bid received.
On July 30, 2025, representatives of Houlihan Lokey contacted the financial advisor to Company G to confirm Company G’s intention to not submit a bid, which was subsequently confirmed on such call. Representatives of Houlihan Lokey promptly communicated this to Vital.
Additionally, on July 30, 2025, Mr. Goff contacted Mr. Albrecht via email, as a follow up to Mr. Rockecharlie’s discussion with Mr. Pigott and the formal submission of the July 29 Proposal, to affirm Crescent’s continued interest in a transaction with Vital.
On July 30 and July 31, 2025, Vital held its regularly scheduled Vital Board meetings in person. On July 30, 2025, during a portion of the meetings, representatives of Houlihan Lokey and J.P. Morgan joined the meeting, together with Vital senior management, to discuss the status of the strategic review process and preliminary perspectives on the July 29 Proposal, which included presentations from Houlihan Lokey and J.P. Morgan summarizing outreach and responses on a counterparty-by-counterparty basis, the bidding process and the lack of other proposals received by the July 29 bid deadline and the possibility additional interest may emerge, and a pro forma review of production and other financial metrics of Crescent and Vital as a combined company. In addition, a separate meeting of the Finance Committee was held on July 30, 2025, with all committee members and all other members of the Vital Board present. During such meeting, Mr. Lemmerman presented 2025 and 2026 forecasts for Vital updated to reflect key commodity pricing assumptions, which continued to show that Vital, on a standalone basis, would be constrained in terms of acquisition activity, market capitalization and leverage consistent with prior presentations from Vital management and its financial advisors as discussed herein. On July 31, 2025, representatives of V&E and J.P. Morgan joined for a portion of the Vital Board meeting to further discuss the strategic review process. During this meeting, representatives from V&E reviewed with the Vital Board their fiduciary duties in connection with the strategic review process. In addition, the V&E representatives reviewed with the Vital Board the relationships between Crescent and KKR, including (i) the fact that KKR affiliates, as holders of the Crescent Series I Preferred Stock, had the ability to appoint 100% of the members of the Crescent Board, together with certain approval rights on significant Crescent actions and (ii) the fact that KKR affiliates generally managed and provided other G&A services to Crescent in exchange for management fees and incentive awards which were generally subject to increase in connection with the issuance of additional shares of Crescent common stock (as more fully described under “The Mergers-Reasons for the Mergers”). Following such presentation, representatives of V&E were made available to the independent directors of the Vital Board for additional questions with respect to the Vital Board’s fiduciary duties and the strategic process. The Vital Board determined that, given Vital’s upcoming earnings announcement scheduled for the following week and related management obligations and investor outreach arising therefrom, and the possibility additional bidders may emerge after the companies completed their earnings announcement, it would delay a formal response to the July 29 Proposal until after Vital’s announcement of its quarterly earnings. In the interim, the Vital Board requested (i) additional information from Vital management and the advisors evaluating the proposal and to engage in mutual due diligence to the extent necessary to provide such information, which could be presented at the next regularly scheduled meeting of the Finance Committee of the Board, with all Vital Board members invited to attend, and (ii) that Vital management work with Vital’s financial advisors to determine whether Company A or Company F would be willing to submit a proposal in the near term and whether, given the proposals received to date, any alternative potential counterparties should be contacted to participate in the process (and directing Mr. Pigott to contact any such parties).
In the days that followed the July 31 Vital Board meeting, Vital management worked alongside Houlihan Lokey, J.P. Morgan and V&E to further review publicly available information regarding Crescent and its business and begin mutual due diligence.
On August 1, 2025, an executive at Company A contacted Mr. Pigott to provide an update on Company A’s recent board meeting. The Company A executive indicated that he would follow up following his company’s earnings announcement the following week. On that same day, Mr. Pigott (following the Vital Board’s direction on the prior day to contact any alternative potential counterparties) spoke with the President and Chief Executive Officer of Company J, a publicly-traded, independent oil and natural gas exploration and production company, focused on the Delaware Basin, Eagle Ford and Rockies. The Company J executive expressed that he did not think Company J’s asset base would be a strategic fit with Vital’s. Neither Vital nor Houlihan Lokey received any further communications from Company A or Company J following these conversations.
That same day, Mr. Pigott spoke with the chief executive officer of Company F, who indicated that Company F was focused on debt reduction at the present time and would be uninterested in pursuing a transaction with Vital, given these plans, for at least several months.
Additionally, on August 1, 2025, Mr. Pigott spoke with Mr. Rockecharlie to request access to Crescent’s virtual data room to continue Vital’s ongoing diligence process with respect to Crescent, and Crescent provided virtual data room access to Vital on August 2, 2025. Messrs. Pigott and Rockecharlie spoke again on August 4, 2025 to gain additional insight into each of Vital’s and Crescent’s hedging philosophies. Further, on August 4, 2025, Crescent provided Vital with its standalone unaudited financial forecast as part of Vital’s ongoing reverse due diligence process. For additional information regarding the financial forecasts provided by Crescent, please see “The Mergers-Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent.”
Over the ensuing weeks, Crescent and Vital, together with their advisors, engaged in regular communications regarding the Potential Transaction and commercial due diligence efforts.
Also during this period, Messrs. Rockecharlie and Goff regularly discussed the Potential Transaction, including due diligence efforts, communications between Vital management and Crescent management, the capital markets environment and the relative trading performance of Crescent and Vital common stock, the commodity price environment, legal due diligence efforts, and key terms of the merger agreement including the exchange ratio. Mr. Rockecharlie and Mr. Goff were also regularly joined in these discussions by other members of Crescent management.
On August 4, 2025, Crescent announced its financial and operating results for the quarter ended June 30, 2025.
On August 5, 2025, the Vital Finance Committee, with all members other than Mr. Jarchow attending, and all other members of the Vital Board also attending, held a meeting with representatives of Houlihan Lokey and J.P. Morgan in attendance. Representatives of Houlihan Lokey reiterated to the Vital Board as to the general status of the transaction process, including that each of Company F and Company G had expressed that it would not be submitting a bid to acquire Vital and would be withdrawing from the process. Further, Mr. Lemmerman reviewed with the Vital Finance Committee a comparison between Vital and Crescent, provided an overview of Crescent’s completed acquisitions since December 2021, certain pro forma performance metrics that could result from a combination between Crescent and Vital (including production and leverage), and a technical overview of Crescent’s asset base (highlighting potential synergies between Crescent’s and Vital’s respective asset bases).
Later that day, Mr. Pigott spoke with Mr. Rockecharlie to provide a general update on ongoing diligence efforts, with Mr. Pigott indicating that data from Crescent’s forecast model would be utilized at the upcoming Vital Board meeting scheduled for August 11, 2025.
On August 7, 2025, Vital announced its financial and operating results for the quarter ended June 30, 2025.
On August 11, 2025, Mr. Rockecharlie and Mr. Pigott met to discuss the status of the Potential Transaction. Mr. Pigott indicated that Vital would be sending several diligence requests relating to Crescent’s governance structure, the Management Agreement and further arrangements in respect of KKR. These diligence requests were subsequently sent on August 12, 2025. Further, Mr. Rockecharlie indicated to Mr. Pigott that he and representatives from Crescent would like the opportunity to present Crescent’s strategic rationale for the transaction directly to the Vital Board in the coming days.
Also on August 11, 2025, the Finance Committee, with all other members of the Vital Board also attending, held a meeting with representatives of Vital senior management, Houlihan Lokey, J.P. Morgan and V&E present.

The meeting was intended to be the first of two meetings over the course of August 11 and August 12 after which the Vital Board would determine how to respond to the July 29 Proposal. At such meeting, Mr. Pigott provided an update with respect to his earlier call with Mr. Rockecharlie. Additionally, representatives of Houlihan Lokey presented updated analyses informed by the updated modeling received from Crescent in the prior days, which included projection sensitivities based on oil and natural gas pricing variances, standalone projections for each of Crescent and Vital and combined projections for the pro forma company. Representatives of V&E again reviewed with the Vital Board members their fiduciary duties, with a specific focus on the duties relevant to a sale of control of Vital given KKR’s ownership interest in Crescent and ability to appoint the members of the Crescent Board. Representatives of V&E also led a discussion with respect to customary merger agreement provisions relating to the ability to consider and accept an intervening proposal following the signing of definitive documentation. Also during the meeting, Vital senior management reviewed with the Finance Committee additional information regarding Crescent and a potential combination with Crescent, including (i) comparative and pro forma combined financial information of the Company and Crescent, (ii) an overview of the potential combined company’s financial and operating profile on a variety of metrics, as compared to each company on a standalone basis, (iii) commodity price sensitivities for each company’s financial and operating performance and as a combined entity, (iv) drilling inventory for the combined company and (v) other financial and operating information. The Finance Committee and other Vital Board members discussed, together with Vital senior management and its advisors, the scope of the strategic review process to date and the relatively low likelihood, in the view of the financial advisors and management, that any alternative bidder would make a more compelling proposal than the July 29 Proposal from Crescent in the near term, given recent discussions with Company G, Company F and Company A. Following such presentation, representatives of V&E were made available to the independent directors of the Vital Board for additional questions with respect to the Vital Board’s fiduciary duties and the strategic process.
On August 12, 2025, the Finance Committee, with all other members of the Vital Board also attending, held a meeting with representatives of Vital senior management, Houlihan Lokey, J.P. Morgan and V&E present. During the meeting, V&E provided an overview of the merger agreement markup that Crescent has submitted with its July 29 Proposal and the key issues presented by the draft. After discussion of the results of the strategic review process to date, the general belief that Vital and its advisors had contacted the most likely parties to offer an attractive bid to acquire Vital and the potential benefits and risks associated with a combination with Crescent when compared to the potential benefits and risks of continuing to operate on a stand-alone basis, the Vital Board determined to authorize Vital management and the company’s advisors to engage with Crescent and its advisors to seek to negotiate mutually satisfactory definitive agreements with respect to a combination with Crescent. The Vital Board authorized V&E and Vital management to prepare a revised draft of the merger agreement consistent with the Vital Board’s instructions and deliver it to Crescent, while reserving for further consideration by (i) the Vital Board a proposal on governance and financial matters as they relate to KKR and (ii) the Compensation Committee of the Vital Board matters related to employee compensation, retention and protection in the merger agreement. Mr. Pigott spoke with Mr. Rockecharlie following the Vital Board meeting to inform him that Vital would be engaging with Crescent’s proposal, emphasizing the need to continue mutual due diligence and align on general deal announcement timing.
On August 12, 2025, the Vital Board requested that Mr. Rockecharlie and Mr. Goff present to the Vital Board on August 15, 2025, as previously discussed between Mr. Rockecharlie and Mr. Pigott. Mr. Pigott subsequently confirmed with Mr. Rockecharlie his availability on such date.
On August 13, 2025, Mr. Lemmerman and representatives of Houlihan Lokey held a discussion with Ms. Brandi Kendall, Mr. Rynd and Bo Shi, Crescent’s General Counsel, to obtain an overview and additional details relating to Crescent’s governance structure and its various financial and governance arrangements with KKR as well as certain other diligence items.
On August 13, 2025, the Crescent Board held a meeting to discuss the Potential Transaction. During this meeting, Crescent senior management discussed the Potential Transaction, including the current state of discussions between Crescent and Vital and updates as to the status of various transaction processes conducted to date, during which Mr. Shi reminded the Crescent Board of its fiduciary duties under Delaware law in connection with such transactions. Representatives from K&E also reminded the Crescent Board of applicable fiduciary duty considerations in the context of the Potential Transaction, including regarding the role of the Crescent Special Committee and recent statutory changes to Delaware law with respect to conflict of interest transactions. K&E also provided an overview of the key terms of the latest draft merger agreement prepared by K&E, including (i) the structure of the Potential Transaction as a two-step merger by which Vital would become a wholly-owned subsidiary of Crescent, (ii) requisite stockholder and regulatory approvals to close the Potential Transaction, (iii) the proposed stock-for-stock consideration in respect of the Potential Transaction, (iv) the respective non-solicitation obligations of the parties to refrain from engaging with alternative transaction proposals other than in limited circumstances, (v) termination rights, including with respect to “fiduciary outs”, which Crescent had initially proposed would apply to neither party and (vi) other conditions to closing the Potential Transaction. Representatives from Jefferies were present at the meeting of the Crescent Board.
That same day, the Crescent Special Committee held a meeting at which representatives of RLF and Intrepid were in attendance. During this meeting, the Crescent Special Committee discussed the terms of Crescent’s bid letter, including without limitation, the proposed exchange ratio. The Crescent Special Committee received a presentation from Intrepid regarding, among other things, the Potential Transaction and the impact of the Potential Transaction on the fees payable to KKR under the Management Agreement and the Manager PSU Awards. Intrepid’s presentation also included analysis of the recent and significant decrease in Vital’s stock price. In light of the decrease in Vital’s stock price, the Crescent Special Committee discussed the benefit of a reduction in the exchange ratio and agreed that Mr. Goff would remain in contact with Crescent management on this point. The Crescent Special Committee also approved the engagement of Intrepid as the financial advisor to the Crescent Special Committee and the terms of the engagement letter with Intrepid.
On August 14, 2025, V&E (on behalf of Vital) sent a revised draft of the merger agreement to K&E. The revised draft of the merger agreement contemplated, among other things, (i) Vital’s acceptance of the inclusion of the delivery by each party of voting and support agreements (while including a proposal that each voting and support agreement would terminate in the event of a change of recommendation by either the Vital Board or Crescent Board, as applicable), (ii) Vital’s acceptance of the proposed construct where Vital and Crescent would have reciprocal non-solicitation obligations and termination rights, other than the right for a “fiduciary out” applicable to Crescent, which would permit the Crescent Board to terminate the merger agreement to enter into a definitive agreement pursuant to a superior proposal, which “fiduciary out” would only apply to Vital, (iii) Vital’s re-insertion of the tax opinion closing condition, (iv) Vital’s rejection of the right of either party to terminate the merger agreement and receive a termination fee if such party or such party’s directors or officers shall have breached its non-solicitation obligations, (v) a termination fee of 2.75% (decreased from 3.25% in Crescent’s July 29, 2025 draft of the merger agreement) of the equity value of Crescent on the date of execution of the merger agreement, with respect to the termination fee payable by Crescent, and 2.75% of Vital’s equity value implied by the transaction, with respect to the termination fee payable by Vital, in each case payable by such party to the other in certain circumstances where the merger agreement is terminated and (vi) a mutual expense reimbursement, payable by one party to the other if such party’s stockholders fail to approve the proposals presented to stockholders with respect to the merger agreement at such party’s special meeting following a recommendation of its board that its stockholders approve the merger agreement and no termination fee is otherwise payable, equal to 0.75% of Vital’s implied equity value in the transaction, with respect to reimbursement of Vital, and 0.75% of Crescent’s equity value as of the date of execution of the merger agreement, with respect to reimbursement of Crescent. Later that day, Mr. Pigott and Mr. Rockecharlie spoke to review the agenda for the next day’s Vital Board meeting.
On August 15, 2025, the Vital Board convened a meeting, at which members of Vital senior management and representatives from Houlihan Lokey, J.P. Morgan and V&E were also present. Representatives from J.P. Morgan reviewed with the Vital Board various aspects of Crescent’s governance structure, the identity and background of its independent directors, and Crescent’s financial relationship with KKR, as had been requested be provided by the Vital Board, and the Vital Board members, together with its advisors, discussed the potential benefits and risks associated with Crescent’s relationship with KKR and its significant governance rights and control of the Crescent Board. In addition, representatives from J.P. Morgan provided an exchange ratio analysis and equity pro forma ownership statistic. At the conclusion of this discussion, the advisors exited the meeting. Then, Messrs. Rockecharlie and Goff joined the meeting as invited guests, presented materials relating to the strategic rationale of a business combination, including an overview of the scaled asset positions across the Permian, Eagle Ford and Uinta Basins, positioning of the combined company against liquids-weighted peer companies (in terms of production and return of capital frameworks), information relating to Crescent’s success with integrating numerous acquisitions since it became publicly traded in 2021 and a discussion of future goals and growth opportunities for Crescent. Messrs. Rockecharlie and Goff also participated in a “question and answer” session with members of the Vital Board.
On August 15, 2025, Jefferies was formally engaged as Crescent’s financial advisor and Intrepid was formally engaged as the Crescent Special Committee’s financial advisor.
On August 16, 2025, representatives from V&E and K&E discussed structuring, regulatory and other matters related to the merger agreement.
On August 17, 2025, the Vital Board held a meeting at which representatives from V&E and Houlihan Lokey were present. The purpose of the meeting was to discuss a potential proposal from Vital with respect to certain modifications that would be sought related to Crescent’s governance structure and financial and governance relationship with KKR. After discussion, the Vital Board authorized proposing the following to Crescent: (i) that Vital receive 2 of 11 or 3 of 13 directors on the combined company’s board and that, going forward, a majority of the board be elected by Crescent common stockholders, (ii) that the Management Fee payable to affiliates of KKR under the Management Agreement not be increased due to the shares issued in the Mergers, (iii) that the number of shares issuable upon the settlement of Manager PSU Awards with performance periods commencing prior to signing of the merger agreement not be increased due to the shares issued in the Mergers, and (iv) that KKR agree not to, for a period of three years following closing, indirectly transfer its shares of the Series I Preferred Stock to a third party unaffiliated with KKR, without approval of a majority of the independent directors or in connection with a whole company sale where no special economic consideration is paid to the holder of shares of Series I Preferred Stock.
Later that evening, K&E (on Crescent’s behalf), following consultation with RLF, sent a revised draft of the merger agreement to V&E, which contemplated, among other things, (i) Crescent’s acceptance of mutual expense reimbursement equal to 0.75% of Vital’s implied equity value in the transaction, with respect to reimbursement of Vital, and 0.75% of Crescent’s equity value as of the date of execution of the merger agreement, with respect to reimbursement of Crescent, (ii) Crescent’s rejection of the tax opinion closing condition, (iii) Crescent’s re-insertion of the right of either party to terminate the merger agreement and receive a termination fee if such party or such party’s representatives shall have breached its non-solicitation obligations, (iv) a mutual “force the vote” provision that would prohibit either party’s board to terminate the merger agreement to enter into a superior proposal and (v) a mutual termination fee of 3.00% (increased from 2.75% in Vital’s August 14, 2025 draft of the merger agreement) of the equity value of Crescent on the date of execution of the merger agreement, with respect to the termination fee payable by Crescent, and 3.00% of the equity value of Vital implied by the transaction, with respect to the termination fee payable by Vital, in each case payable by one party to the other in certain circumstances where the merger agreement is terminated. The K&E draft merger agreement also rejected the proposal that the voting and support agreements would terminate upon a change of recommendation from either the Vital Board or Crescent Board, and instead proposed that such voting and support agreements would terminate only upon termination of the merger agreement, itself.
That same day, Mr. Lemmerman and representatives of Houlihan Lokey discussed open points on diligence and details relating to the announcement of the Potential Transaction with Mr. Rynd.
Following a review of Evercore’s credentials and its substantial experience on similar transactions within the oil and gas industry and with Crescent’s business, Crescent management decided to solicit Evercore’s advice regarding strategic considerations with respect to the Potential Transaction. On August 24, 2025, Evercore was formally engaged as one of Crescent’s financial advisors.
On August 18, 2025, the Crescent Board held a meeting to discuss the Potential Transaction, during which Crescent senior management provided an update regarding commercial diligence in process and detailed synergies achieved by a combination of Crescent and Vital. Representatives from Jefferies reviewed the financial considerations and strategic matters associated with the Potential Transaction, including Crescent senior management’s financial projections for a go-forward combined company, market comparisons of a combined company post-Transaction relative to competitors, and Crescent senior management’s assessment of synergies to be achieved by the Potential Transaction. The Crescent Board asked various questions of the Jefferies’ representatives and engaged in discussions regarding the Potential Transaction.

The same day, the Crescent Special Committee also held a meeting, at which representatives of RLF and Intrepid were present. During this meeting, the Crescent Special Committee discussed the terms of the draft of the merger agreement (as discussed at the Crescent Board Meeting), including the exchange ratio and potential forthcoming requests from Vital related to Crescent’s governance and the Management Agreement and received a presentation from Intrepid regarding, among other things, the Potential Transaction, the Management Fee and the Manager PSU Awards, the impact of the Potential Transaction on the Management Fee and the Manager PSU Awards, the anticipated synergies with respect to the Potential Transaction and pro forma cash G&A benchmarking for Crescent. In addition, the Crescent Special Committee discussed Mr. Goff’s communications with Crescent management regarding the potential to reduce the exchange ratio. RLF also reviewed with the Crescent Special Committee the fiduciary duties applicable to the Crescent Special Committee’s evaluation of the Potential Transaction.
Also on August 18, 2025, Mr. Rockecharlie discussed with Mr. Goff KKR’s position regarding any changes to Crescent’s governance structure, the Management Agreement and the Manager Incentive Plan.
Additionally, on August 19, 2025, the Vital Board convened a meeting at which representatives of Houlihan Lokey, J.P. Morgan, and V&E were present. At this meeting, Mr. Pigott, together with representatives from Houlihan Lokey, J.P. Morgan and V&E presented additional information with respect to Crescent’s governance structure and board and committee composition. At the conclusion of this discussion, the representatives of Houlihan Lokey and J.P. Morgan left the meeting, and Mr. Lemmerman summarized for the Vital Board the key provisions of the proposed engagement letters to be entered into with Houlihan Lokey and J.P. Morgan. Representatives from V&E discussed the relationship disclosures provided by each of the financial advisors and the Vital Board authorized entry into the engagement letters. Shortly thereafter, Vital executed engagement letters with each of Houlihan Lokey and J.P. Morgan.
Following the Vital Board meeting on August 19, 2025, Mr. Rockecharlie and Mr. Pigott met virtually to discuss the topics discussed at the Vital Board meeting earlier that day. As part of that discussion, Mr. Rockecharlie expressed that he had previously discussed with representatives of KKR potential requests from Vital regarding changes to Crescent’s governance, the Management Agreement and Manager Incentive Plan and that KKR was not agreeable to such changes, but may be amenable to a cap on the Management Fee as they had agreed to in prior transactions. Mr. Rockecharlie further indicated that Crescent did not believe that, given the fulsome process Vital had run, Vital needed an ability to terminate the merger agreement in order to accept a superior proposal without holding a shareholder vote on the Potential Transaction. Subsequent to the discussion between Mr. Rockecharlie and Mr. Pigott, K&E shared a draft form of Parent Voting and Support Agreement with V&E and Mr. Rockecharlie and Mr. Goff also discussed Vital’s proposals regarding KKR’s governance and rights under the Management Agreement and Manager Incentive Plan.
Also on August 19, 2025, Messrs. Lemmerman and Denny met with Mr. Shi, Mr. Rynd and Ms. Kendall, as well as representatives of Houlihan Lokey, JP Morgan and Jefferies, in-person in Houston, Texas to further discuss Crescent’s governance structure, compensation arrangements and potential synergies between Crescent and Vital. The conversation amongst Messrs. Lemmerman, Denny, Shi and Rynd and Ms. Kendall and their respective financial advisors also included discussion with respect to Crescent’s capacity under its revolving credit facility and its ability to finance a potential transaction without the need for a financing contingency.
Further, on August 19, 2025, representatives of Houlihan Lokey spoke with a representative of the Henry Investors to provide a general overview of the potential transaction and set up a time to meet the following day. On August 20, 2025, representatives of Houlihan Lokey, together with Mr. Pigott, met with representatives of the Henry Investors in Midland, Texas and shared a presentation providing an overview of key aspects of the transaction, including an overview of the pro forma ownership of the combined company, Crescent’s dividend and return of capital framework, and comparisons of the combined company against its peer companies across key metrics (including production, leverage, enterprise value and equity value). Later that day, Mr. Pigott and Mr. Rockecharlie spoke about the Henry Investors’ support of the potential transaction. Mr. Pigott proposed that a representative of the Henry Investors meet with Mr. Rockecharlie the following day, to which Mr. Rockecharlie agreed. That same day, representatives of V&E and K&E also discussed the Crescent and Vital positions on key remaining issues in the merger agreement, including Vital’s right to a “fiduciary out” as compared to Crescent’s proposed mutual “force the vote” construct, and Mr. Rockecharlie and Mr. Goff discussed Mr. Rockecharlie’s forthcoming meeting with the Henry Investors.
On August 20, 2025, Messrs. Rockecharlie, Goff and Rynd, met to discuss ongoing negotiations with respect to the transaction exchange ratio and consideration to be delivered by Crescent in the Potential Transaction, relative to the economic proposals set forth in the July 29 Proposal. Such terms were anticipated to change in the intervening time between submission of the July 29 Proposal and execution of a definitive agreement given changes in market conditions and the stock performance of each company as well as continued diligence following such initial submission. Messrs. Rockecharlie, Rynd and Goff discussed the preliminary valuation analysis performed by Jefferies and premiums to market pricing in recent, comparable upstream oil and gas transactions, and aligned on an updated proposal with respect to the exchange ratio for the Potential Transaction. The group also discussed other financial terms, including the amendment to the Management Agreement proposed by Vital, as well as Vital’s requests related to Crescent’s governance.
On August 21, 2025, Vital executed an amendment to the previously executed engagement letter with Houlihan Lokey with respect to fees due to Houlihan Lokey (i) in connection with the issuance of its opinion (regardless of the conclusion reached therein) and (ii) in connection with Houlihan Lokey acting as financial advisor to Vital, which fees will be due upon successful completion of a sale.
Also on August 21, 2025, the Compensation Committee of the Vital Board convened virtually, with Mr. Pigott and with representatives of V&E to consider whether it was advisable and in the best interests of Vital stockholders to negotiate for any specific provisions or treatment with respect to the compensation of employees following the Mergers and the protection of continuing employees following Closing, given concerns that an announced merger could affect employee retention and motivation.
V&E (on Vital’s behalf) shared with K&E a revised draft of the form of Parent Voting and Support Agreement, which included a separate form for Independence Energy Aggregator LP (“IE Aggregator”). The IE Aggregator iteration of the Parent Voting and Support Agreement contemplated, among other things, (i) IE Aggregator’s assistance and cooperation with respect to HSR Act filings required by the merger agreement, (ii) restrictions on the indirect transfer of shares of Crescent Preferred Stock for a period of three years following the Closing and (iii) approval of the Vital designees to the combined company’s board and an agreement not to remove such designees for at least two years post-Closing. Each of the draft Parent Voting and Support Agreements accepted the Crescent proposal that such agreements would terminate only upon the termination of the merger agreement, itself, not in the event of a change of recommendation by either the Crescent Board of the Vital Board. V&E also shared an initial draft of a form of voting and support agreement (which largely mirrored the form of Parent Voting and Support Agreement) with Jackson Walker LLP, legal counsel to the Henry Investors.
On Thursday August 21, 2025, the Vital Board convened a meeting, at which representatives of Houlihan Lokey, J.P. Morgan and V&E were present. At this meeting, Mr. Pigott updated the Vital Board on his discussions with Mr. Rockecharlie with respect to the key open provisions in the merger agreement and related transaction documents, given that Vital hoped to be able to quickly negotiate resolution of all key points following the close of trading on August 22, 2025, at which point the parties would be able to negotiate the final exchange ratio as well, which Crescent, as well as Vital’s financial advisors, had indicated would be subject to finalization based on market price fluctuations prior to announcement. During this meeting, the Vital Board indicated that it believed preserving a right to terminate the merger agreement to accept a superior proposal was critically important, but that they would otherwise be comfortable moving forward with a deal with a reasonable cap on the Management Fee increase and independent director representation on the combined company’s board, even if Independence Energy Aggregator LP (as holder of the shares of Series I Preferred Stock) preserved the right to appoint directors going forward, given their belief that Independence Energy Aggregator LP would not agree to relinquish such right other than on a negotiated and limited basis. Additionally, on August 21, 2025, Mr. Rockecharlie, following preparation for such meeting with Mr. Pigott, spoke with a representative of the Henry Investors to discuss the details of the potential transaction and the terms of the voting and support agreement shared. Following the meeting, Mr. Pigott and Mr. Rockecharlie met in-person in Houston, Texas to discuss the status of the merger agreement. During this meeting, Mr. Rockecharlie and Mr. Pigott discussed an updated exchange ratio, in light of recent trading prices of Crescent Common Stock and Vital Common Stock, indicating Crescent had initially proposed a transaction with a modest premium and was unwilling to announce a deal at the outsized spot premium in excess of 40% that would be implied by the exchange ratio of 2.150 shares of Crescent Common Stock for each share of Vital Common Stock laid out in the July 29 Proposal. Following this meeting, Mr. Rockecharlie and Mr. Goff discussed Mr. Rockecharlie’s meeting with the Henry Investors and the status of discussions around the exchange ratio and other key terms remaining open to discussion.
On Friday, August 22, 2025, the Vital Board convened a meeting, at which representatives of Houlihan Lokey, J.P. Morgan and V&E were present. At this meeting, Mr. Pigott updated the Vital Board on his discussions with Mr. Rockecharlie with respect to the proposed exchange ratio and representatives of Houlihan Lokey reviewed with the Vital Board various premia analysis, including with respect to other similar transactions. After discussion, the Vital Board agreed to seek an exchange ratio implying a 20% spot premium, which it believed would fairly value Vital Common Stock and represent the highest spot premium announced in a stock-for-stock oil and gas combination in over five years.
Later that day, Mr. Rockecharlie and Mr. Pigott held a conversation during which several key terms of the potential transaction were discussed. Consistent with discussions held at the Vital Board meeting, these included Vital’s request for (i) a 1.9062 exchange ratio, (ii) Vital’s right to designate two directors to the combined company’s board (with Crescent retaining the right to interview potential candidates), (iii) Vital’s right to terminate the merger agreement to accept a superior proposal and (iv) capping the incremental annual fees payable to KKR in connection with the Potential Transaction at $9 million. Such proposals were consistent with those described in prior discussions between Messrs. Rockecharlie and Pigott, and those previously discussed between Messrs. Rockecharlie and Goff.
Following market close that afternoon, Reuters published a news article stating that, according to its sources, Crescent was in “advanced talks” to acquire Vital.
Following the discussion between Messrs. Rockecharlie and Pigott, V&E (on Vital’s behalf) sent a revised draft of the merger agreement to K&E, which reflected the key terms discussed by Messrs. Rockecharlie and Pigott, including, among other things, (i) Vital’s ability to designate two directors to the board of directors of the combined company at Closing that are reasonably acceptable to Crescent and that meet certain independence standards and that both directors would be appointed to a standing committee of the combined company, (ii) that the amendment to the Management Agreement would provide for a $9 million cap on the increase to the Management Fee and (iii) Vital’s rejection of the “force the vote” provision with respect to Vital and re-insertion of the “fiduciary out” applicable to Vital only (without a reciprocal “fiduciary out” applicable to Crescent). The revised draft of the merger agreement also contemplated Vital’s acceptance that the termination fee applicable to each party would equal 3.00% of the equity value of Crescent as of the date of the execution of the merger agreement, with respect to the termination fee payable by Crescent, and 3.00% of the equity value of Vital implied by the transaction, with respect to the termination fee payable by Vital. In addition, V&E also shared an initial draft of the Management Agreement Amendment, which included the $9 million cap on the increase to the Management Fee discussed earlier that day. Representatives of V&E and K&E held a call following delivery of the revised merger agreement to discuss Vital’s position on key remaining issues.
On August 23, 2025, a representative of the Henry Investors conveyed to representatives of Houlihan Lokey that, the Henry Investors had indicated that, in light of the Henry Investor Rights Agreement, the Henry Investors did not see a need to execute a separate voting and support agreement but would be willing to send a “letter of support” to both the Vital Board and Crescent Board and that they intended to comply with their obligations under the Henry Investor Rights Agreement, requiring the Henry Investors to vote in accordance with the Vital Board’s recommendation with respect to the Mergers. Mr. Pigott conveyed this information to Mr. Rockecharlie, and such “letter of support” was delivered later that evening and subsequently made available to the Vital Board.
Additionally on August 23, 2025, the Vital Board held a meeting that was also attended by members of Vital senior management and representatives of Houlihan Lokey, J.P. Morgan and V&E. During this meeting, Mr. Pigott provided an update as to the discussions with Mr. Rockecharlie the previous evening and the latest discussions with representatives of the Henry Investors. Representatives of Houlihan Lokey provided a financial analysis summary, including information regarding the exchange ratio. Representatives of V&E also provided an update as to the status of finalizing the key definitive documentation and answered questions from the Vital Board with respect to the fiduciary-out provisions of the merger agreement.
On August 23, 2025, the Crescent Board held a meeting to further discuss the Potential Transaction and revised merger agreement delivered to K&E by V&E on August 22. The meeting of the Crescent Board was also attended by representatives of Crescent senior management, K&E, RLF, Jefferies and Intrepid. At the meeting, Mr. Rockecharlie provided an overview of discussions with Vital management in the week preceding receipt of the revised merger agreement, and Crescent senior management and K&E provided an overview of and reviewed the material terms set forth therein with the Crescent Board, including the reduction of the exchange ratio from 2.15 to 1.9062 and Vital’s request for an amendment to the Management Agreement capping the incremental annual fees payable to KKR in connection with the Potential Transaction at $9 million. Representatives from K&E also reminded the Crescent Board of applicable fiduciary duty considerations in the context of the Potential Transaction. The Crescent Board asked various questions of the representatives of Jefferies and K&E and engaged in discussions regarding the Potential Transaction and the revised merger agreement.
At the August 23, 2025 Crescent Board meeting, representatives of Jefferies also reviewed with the Crescent Board Jefferies’ financial analyses and stated that Jefferies was prepared to render an opinion to the Crescent Board to the effect that, based upon and subject to the various assumptions made, procedures following, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion as set forth therein, as of the date of such opinion, the Merger Consideration to be paid by Crescent pursuant to the merger agreement was fair, from a financial point of view, to Crescent, as more fully described below in the section entitled “The Mergers-Opinion of Jefferies LLC, Crescent’s Financial Advisor.”
Following the conclusion of the Crescent Board meeting, the Crescent Special Committee held a meeting, at which representatives from RLF and Intrepid were present, to consider the Potential Transaction and to receive a presentation from Intrepid. At the Crescent Special Committee meeting, the Crescent Special Committee discussed the current draft of the merger agreement, including the reduction of the exchange ratio from 2.15 to 1.9062 and Vital’s request for an amendment to the Management Agreement capping the incremental annual fees payable to KKR in connection with the Potential Transaction at $9 million. Intrepid presented its financial analysis to the Crescent Special Committee, including, without limitation, an overview of the Potential Transaction and potential synergies, valuation analyses on Crescent and Vital, the impact of the Potential Transaction on the amounts payable to the Manager under the Management Agreement and the Manager Incentive Plan, and exchange ratio and “has/gets” analyses. The Crescent Special Committee discussed KKR was agreeable to the proposal for the fee cap and the Crescent Special Committee confirmed its agreement to the cap of $9 million on the Management Fee.
Later that evening, representatives of K&E (on Crescent’s behalf), following consultation with RLF, sent a revised draft of the merger agreement to representatives of V&E, which contemplated, among other things, (i) Crescent’s rejection of the tax opinion closing condition, (ii) an exchange ratio of 1.9062 shares of Crescent Common Stock for each share of Vital Common Stock, (iii) a mutual “fiduciary out” applicable to each party and (iv) a covenant for Vital to use commercially reasonable efforts to obtain certain third-party consents during the interim period. Representatives of V&E and K&E held a call the evening of August 23, 2025, following delivery of the revised merger agreement to discuss the parties’ positions on remaining open issues.
Throughout the day on August 24, 2025, V&E and K&E completed negotiations of the merger agreement, Management Agreement Amendment and Parent Voting and Support Agreements, including the disclosure schedules that correspond with the Merger Agreement.
On August 24, 2025, the Crescent Special Committee met to consider the proposed final terms of the merger agreement. Representatives of RLF and Intrepid were present at the meeting, and Messrs. Rynd and Shi were present for a portion of the meeting. At the meeting, the representatives of Crescent management provided a status update to the Crescent Special Committee and resolution of open issues. RLF discussed the terms of the merger agreement and related transaction documents, including the Management Agreement Amendment. Intrepid verbally rendered its opinion to the Crescent Special Committee (which was subsequently confirmed in writing by delivery of Intrepid’s written opinion addressed to the Crescent Special Committee dated the same date) to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinion, the Merger

Consideration was fair, from a financial point of view, to Crescent, as more fully described below in the section entitled “The Mergers-Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor.” For this purpose, Intrepid took into account the projected impact of the Potential Transaction on the amounts payable to the Manager under the Management Agreement and the Manager Incentive Plan. The Crescent Special Committee then (i) determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the Parent Voting and Support Agreements and the Management Agreement Amendment, were fair to, advisable and in the best interests of, Crescent and its stockholders, and (ii) approved and recommended that the Crescent Board adopt resolutions approving the merger agreement and the transactions contemplated thereby, including the Parent Voting and Support Agreements and the Management Agreement Amendment and that the Crescent Board recommend the issuance of shares pursuant to the merger agreement to the Crescent stockholders for approval.
Following the adjournment of the Crescent Special Committee meeting, the Crescent Board convened with members of Crescent senior management and representatives of K&E, RLF, Jefferies and Intrepid in attendance to consider the terms of the proposed final version of the merger agreement. At this meeting, representatives of K&E provided an overview of the key terms of the merger agreement and Jefferies rendered an oral opinion to the Crescent Board, confirmed in writing later that day by delivery of Jefferies’ written opinion addressed to the Crescent Board, to the effect that, based upon and subject to the various assumptions made, procedures following, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion as set forth therein, as of the date of such opinion, the Merger Consideration to be paid by Crescent pursuant to the merger agreement was fair, from a financial point of view, to Crescent, as more fully described below in the section entitled “The Mergers-Opinion of Jefferies LLC, Crescent’s Financial Advisor.” Mr. Goff updated the Crescent Board on the Crescent Special Committee’s determinations and recommendation, following which the Crescent Board (a) approved, adopted and declared advisable the merger agreement and the consummation of the Mergers, the Parent Voting and Support Agreements and the Management Agreement Amendment; (b) declared that the merger agreement and the transactions contemplated thereby, including the Parent Voting and Support Agreements and the Management Agreement Amendment, are fair to, advisable and in the best interests of, Crescent and Crescent’s stockholders; (c) authorized and approved entry into the merger agreement and consummation of the Mergers, the Parent Voting and Support Agreements and the Management Agreement Amendment; and (d) resolved to recommend that Crescent’s stockholders vote in favor of the issuance of shares contemplated by the merger agreement. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder, pursuant to a written consent, authorized, approved and ratified the merger agreement and the transactions contemplated thereby, including the Crescent Stock Issuance, and approved the changes to the board of the combined company effective upon Closing as contemplated by the merger agreement.
In the evening on August 24, 2025, the Vital Board held a special meeting with senior management and representatives of Houlihan Lokey, J.P. Morgan and V&E present. Representatives of Houlihan Lokey reviewed with the Vital Board Houlihan Lokey’s financial analysis of the Mergers. Following discussion, Houlihan Lokey rendered its oral opinion to the Vital Board, which was subsequently confirmed by delivery of a written opinion, dated August 24, 2025, to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transactions pursuant to the merger agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view. Representatives of V&E presented materials summarizing the draft of the merger agreement (in substantially final form). Following discussion, the Vital Board, by unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, Vital and its stockholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the Mergers, and (iii) resolved to recommend that the Vital stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the Mergers.
Shortly thereafter, the applicable parties executed the Merger Agreement, each of the Parent Voting and Support Agreements and the Management Agreement Amendment.

On the morning of August 25, 2025, prior to the opening of trading, Vital and Crescent issued a joint press release announcing the Mergers and later that day hosted a joint conference call to discuss the Mergers. Each of Vital and Crescent filed a Current Report on Form 8-K with the SEC announcing the Mergers.
Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers
On August 24, 2025, the Crescent Board by unanimous written consent, following the approval and favorable recommendation of the Merger Agreement and the transactions contemplated thereby by the Crescent Special Committee, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Crescent Stock Issuance, were fair to and in the best interests of, Crescent and its stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Crescent Stock Issuance, and directed that the Crescent Issuance Proposal be submitted to Crescent stockholders for approval and resolved to recommend that Crescent stockholders approve and adopt the Crescent Stock Issuance at a duly held meeting of Crescent stockholders for such purpose.
The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which, among other things, reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous written consent, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Crescent Stock Issuance and the Management Agreement Amendment are fair to and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Crescent Stock Issuance and the Management Agreement Amendment.
In deciding to approve the Merger Agreement and to recommend that Crescent stockholders approve the Crescent Issuance Proposal, the Crescent Board consulted with Crescent’s management and legal advisors, Kirkland & Ellis. Similarly, the Crescent Special Committee consulted with Crescent’s management, Crescent’s financial and legal advisors and the Crescent Special Committee’s own independent financial and legal advisors, including Intrepid and RLF. Each of the Crescent Board and the Crescent Special Committee considered several factors in making its determinations and recommendations.
The Crescent Board considered a number of factors when evaluating the Mergers, many of which support the Crescent Board’s determination that the Mergers and the other related transactions contemplated by the Merger Agreement were in the best interests of, and were advisable to, Crescent and its stockholders. The Crescent Board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:
•the recommendation received from the Crescent Special Committee consisting solely of independent directors of the Crescent Board, including the fact that the Crescent Special Committee retained its own independent legal and financial advisors;
•the belief that the Mergers will be accretive on key financial metrics beginning in 2026, including levered free cash flow per share, cash flow from operations per share and NAV per share;
•the belief that the combined company will benefit from increased cash flows, further strengthening Crescent’s capital allocation framework by creating a more robust free cash flow profile, permitting the combined company to return capital to its stockholders and reduce debt;
•the belief that the combination of Vital’s and Crescent’s assets will permit Crescent’s entry into the Permian Basin through Vital’s assets, primarily in the Midland and Delaware sub-basins of the Permian Basin;

•the belief that the combined company will be one of the leading oil and gas explorers and producers in the United States with an asset base of approximately 1 million net acres across the Eagle Ford Basin, the Uinta Basin and the Permian Basin, and a production base of approximately 397,000 barrels of oil equivalent per day;
•the belief that the increased scale of the combined company should permit it to compete more effectively and facilitate future development projects, exploration and acquisitions through increased cash flow, lower cost of capital and more efficient capital expenditures;
•that the Mergers will add approximately 1,000 undeveloped locations, which would meaningfully increase Crescent’s existing inventory by approximately 50% and support more than a decade of development by the combined company;
•the belief that the combination of Vital’s and Crescent’s assets will create a pro forma entity that has one of the lowest production decline rates in its peer group;
•the belief that the combined company is expected to create an industry-leading mid-cap exploration and production company primed for sustainable value creation with a demonstrated track record for prudent growth through returns-driven investing and accretive acquisitions;
•that both Crescent and Vital have demonstrated leading sustainability practices, and the expectation that the combined company will continue to aggressively pursue improvements and promote a culture that prioritizes sustainable operations;
•that the Crescent management team has a demonstrated history of successful integrations of merger and acquisition transactions;
•that Crescent will continue to be led by the current experienced Crescent management team and that the addition of two directors selected by Vital to the Crescent Board in connection with the Mergers will add valuable expertise and experience and in-depth familiarity with Vital’s assets and operations to the Crescent Board, which will enhance the likelihood of attaining the strategic benefits that Crescent expects to derive from the Mergers;
•the terms of the Merger Agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the Mergers and the ability of Crescent to terminate the Merger Agreement under certain circumstances;
•the belief that the restrictions imposed on Crescent’s business and operations during the pendency of the Mergers are reasonable and not unduly burdensome;
•that the Exchange Ratio is fixed and will not fluctuate in the event that the market price of Vital Common Stock increases relative to the market price of Crescent Class A Common Stock between the date of the Merger Agreement and the Closing;
•the likelihood of consummation of the Mergers and the Crescent Board’s evaluation of the likely time frame necessary to close the Mergers;
•that Crescent stockholders will have the opportunity to vote on the Crescent Issuance Proposal, which is a condition precedent to the Mergers;
•the Crescent Board’s knowledge of, and discussions with Crescent’s management and its advisors regarding, Crescent’s and Vital’s business operations, financial conditions, results of operations and prospects, taking into account Crescent’s due diligence investigation of Vital;
•Jefferies’ oral opinion rendered to the Crescent Board on August 24, 2025 and subsequently confirmed by delivery of its written opinion dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement was fair, from a financial point of view, to Crescent. The full text of the written opinion of Jefferies to the Crescent Board, dated as of August 24, 2025, is attached as Annex D to this joint proxy statement/prospectus. For more information, see “The Mergers-Opinion of Jefferies LLC, Crescent’s Financial Advisor”; and
•Intrepid’s oral opinion rendered to the Crescent Special Committee on August 24, 2025 and subsequently confirmed by delivery of its written opinion dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken as set forth in such written opinion, the Merger Consideration was fair, from a financial point of view, to Crescent, such opinion specifically taking into account the Management Agreement. For this purpose, Intrepid took into account the projected impact of the Mergers and the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan (each as defined below). The full text of the written opinion of Intrepid to the Crescent Special Committee, dated as of August 24, 2025, is attached as Annex E to this joint proxy statement/prospectus. For more information, see “The Mergers-Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor.”
The Crescent Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the related transactions contemplated thereby. These factors included:
•the possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Crescent or Vital, including the failure to obtain stockholder approval of the Crescent Issuance Proposal or the Vital Merger Proposal;
•that the Exchange Ratio provides for a fixed number of shares of Crescent Class A Common Stock, and, as such, Crescent stockholders cannot be certain at the time of the Crescent Special Meeting of the market value of the Merger Consideration to be paid, and the possibility that Crescent stockholders could be adversely affected in the event that the market price of Crescent Class A Common Stock increases relative to the market price of Vital Common Stock between the date of the Merger Agreement and the Closing;
•that there are significant risks inherent in integrating the operations of Vital into Crescent, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;
•that the Merger Agreement provides that, in certain circumstances, Crescent could be required to pay a termination fee of $76.9 million to Vital or an expense reimbursement fee of $5.5 million;
•that the Mergers might not be completed as a result of a failure to satisfy the conditions contained in the Merger Agreement, including failure to receive necessary regulatory approvals;
•that Vital’s obligation to close the Mergers is conditioned on the approval of the holders of a majority of outstanding shares of Vital Common Stock with respect to the Vital Merger Proposal;
•Vital’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that Vital contemporaneously with such termination pays to Crescent a termination fee of $22.5 million;
•that the restrictions on the conduct of Crescent’s business prior to the consummation of the Mergers, although believed to be reasonable and not unduly burdensome, may delay or prevent Crescent from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Crescent pending the consummation of the Mergers;
•that the Merger Agreement restricts Crescent’s ability to entertain other acquisition proposals or for the Crescent Board to change its recommendation unless certain conditions are satisfied;

•the substantial costs to be incurred in connection with the Mergers, including the costs of integrating the businesses of Crescent and Vital and the other transaction costs to be incurred in connection with the Mergers;
•that certain Crescent affiliates, including the Manager, the Series I Preferred Stockholder and certain directors and executive officers of Crescent, may have interests in the Mergers that are different from, or in addition to, the interests of Crescent stockholders generally, including, among others, the increase in the Management Fee payable to the Manager (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the increase in target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance, as described in the section titled “The Mergers-Interests of Crescent Affiliates in the Mergers”;
•that certain Vital directors and executive officers may have interests in the Mergers that are different from, or in addition to, the interests of Vital stockholders generally, including, among others, the treatment in the Mergers of outstanding Vital incentive awards, potential severance payments and benefits upon a Vital executive officer’s qualifying termination of employment that occurs on or within 18 months following the Closing, rights to ongoing indemnification and insurance coverage and designation rights described in the section titled “The Mergers-Interests of the Vital Directors and Executive Officers in the Mergers”;
•the possibility that the $5.5 million expense reimbursement fee that Vital would be required to pay under the Merger Agreement upon termination of the Merger Agreement under certain circumstances would be insufficient to compensate Crescent for its costs incurred in connection with the Merger Agreement;
•the possibility of losing key employees and skilled workers as a result of the expected consolidation of Crescent’s and Vital’s personnel when the Mergers are completed; and
•other risks of the type and nature described in the section titled “Risk Factors.”
This discussion of the information and factors considered by the Crescent Board in reaching its conclusion and recommendations includes certain of the material factors considered by the Crescent Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Crescent Board in evaluating the Merger Agreement and the related transactions contemplated thereby, and the complexity of these matters, the Crescent Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Crescent Board may have given different weight to different factors. The Crescent Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement and the issuance of Crescent Class A Common Stock pursuant to the Merger Agreement.
It should be noted that this explanation of the reasoning of the Crescent Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Jefferies LLC, Crescent’s Financial Advisor
Pursuant to an engagement letter dated as of August 15, 2025, Crescent retained Jefferies to act as its lead financial advisor in connection with the possible acquisition by Crescent of Vital or other business transactions or series of transactions between Crescent and Vital involving all or at least a majority of Vital’s equity or consolidated assets. At a meeting of the Crescent Board on August 24, 2025, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated as of the same date, to the Crescent Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the transactions contemplated in the Merger Agreement was fair, from a financial point of view, to Crescent.

The full text of the written opinion of Jefferies, dated as of August 24, 2025, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion was directed to the Crescent Board and addresses only the fairness to Crescent, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, as of the date of the opinion. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion, a copy of which is attached as Annex D to this joint proxy statement/prospectus.
In arriving at its opinion, Jefferies, among other things:
•reviewed a draft dated August 24, 2025 of the Merger Agreement;
•reviewed certain publicly available financial and other information about each of Crescent and Vital;
•reviewed certain internal information furnished to Jefferies by Crescent management, relating to the business, operations and prospects of Crescent, including financial forecasts for Crescent approved for Jefferies’ use by the Crescent Board (the “Crescent Forecasts”);
•reviewed certain information furnished to Jefferies by Crescent management, which included internal information of Vital relating to the business, operations and prospects of Vital, including financial forecasts for Vital prepared by management of Vital (the “Vital Forecasts”);
•reviewed financial forecasts for Vital prepared by Crescent management and incorporating certain adjustments made by Crescent management to the Vital Forecasts, which forecasts were approved for Jefferies’ use by the Crescent Board (the “Adjusted Vital Forecasts”);
•held discussions with members of senior management of Crescent concerning the matters described in the second, third, fourth and fifth bullet points above;
•reviewed the implied trading multiples of certain publicly traded companies that Jefferies deemed relevant in evaluating Crescent and Vital;
•compared the proposed financial terms of the mergers with the publicly available financial terms of certain other transactions that Jefferies deemed relevant; and
•conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In Jefferies’ review and analysis and in rendering its opinion, with the Crescent Board’s permission, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by or on behalf of Crescent or that was publicly available to Jefferies (including, without limitation, the information described above) or that was or otherwise reviewed by Jefferies. Jefferies relied on assurances of Crescent management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Crescent or Vital, nor was Jefferies furnished with any such evaluations or appraisals, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.
With respect to the financial forecasts provided to Jefferies and, at the Crescent Board’s direction, reviewed by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. With respect to each of the Crescent Forecasts and the Adjusted Vital Forecasts, in each case, prepared by Crescent management and provided to Jefferies by Crescent, the Crescent Board informed Jefferies, and Jefferies assumed with the Crescent Board’s consent, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Crescent management as to the future financial performance of Crescent and Vital, as the case may be. At the direction of the Crescent Board, Jefferies used and relied upon the Crescent Forecasts and the Adjusted Vital Forecasts in its review and analysis and in rendering its opinion. Jefferies expressed no opinion as to such financial forecasts or the assumptions on which they were made, and Jefferies assumed that the Crescent Forecasts and the Adjusted Vital Forecasts will be realized in the amounts and at the times projected.
Jefferies opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.
Jefferies made no independent investigation of, and expressed no view or opinion as to, any legal or accounting matters affecting Crescent or Vital, and Jefferies assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to Crescent, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Crescent. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies in all respects material to Jefferies’ opinion. Jefferies also assumed that the mergers would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. Jefferies assumed that in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Crescent, Vital or the contemplated benefits of the mergers, in any respect material to Jefferies’ opinion. Jefferies expressed no opinion as to the price shares of Crescent Class A Common Stock or Vital Common Stock would trade at any future time.
Jefferies’ opinion was for the use and benefit of the Crescent Board in its consideration of the transactions contemplated by the Merger Agreement, and its opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Crescent, nor did it address the underlying business decision by Crescent to engage in the transactions contemplated by the Merger Agreement. Jefferies’ opinion only addressed the fairness from a financial point of view to Crescent, as of the date hereof, of the Merger Consideration to be paid by Crescent in the transactions contemplated by the Merger Agreement and did not address any other term or aspect of the Merger Agreement. Jefferies’ opinion did not constitute a recommendation as to how any holder of shares of Crescent Class A Common Stock or shares of Vital Common Stock should vote or act with respect to any matter related to the mergers.
In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Crescent. Jefferies’ opinion was authorized by the fairness opinion committee of Jefferies.
In connection with rendering its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the actual value of either Crescent or Vital, as the case may be. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.
In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the parties’ and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Crescent Class A Common Stock do not purport to be appraisals or to reflect the prices at which Crescent Class A Common Stock may actually be sold or acquired. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, and were provided to the Crescent Board in connection with the delivery of Jefferies’ opinion.
The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that was presented to the Crescent Board on August 23, 2025 and August 24, 2025. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The following summary does not purport to be a complete description of the financial analyses performed by Jefferies and factors considered in connection with Jefferies’ opinion. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 24, 2025, and is not necessarily indicative of current or future market conditions.
Vital’s Standalone Financial Analyses
Discounted Cash Flow Analysis (Vital)
Using the Adjusted Vital Forecasts for Vital, Jefferies performed a discounted cash flow analysis of Vital on a stand-alone basis. For purposes of this analysis, Jefferies assumed First Call WTI Pricing for oil prices reflecting the Wall Street research consensus average as of August 18, 2025 (which had a one year average of $63.33/Bbl, a three-year average of $64.96/Bbl and a five-year average of $65.13/Bbl) and First Call Henry Hub Pricing for natural gas reflecting the Wall Street research consensus average as of August 18, 2025 (which had a one year average of $3.97/MMBtu, a three-year average of $3.94/MMBtu and a five-year average of $3.89 MMBtu) (collectively, “First Call Pricing”). Jefferies calculated the unlevered free cash flows of Vital for the period commencing on July 1, 2025 through December 31, 2029, which it calculated as estimated earnings before interest, tax, depreciation and amortization (“EBITDA”), less capital expenditures and cash taxes. Jefferies then calculated the terminal value of Vital by applying a range of multiples of EBITDA in the terminal year of 3.00x to 4.00x, which range was selected by Jefferies in its professional judgment, to estimated terminal year EBITDA in 2029 for Vital, based on the Adjusted Vital Forecasts. The present values as of July 1, 2025 of the unlevered free cash flows and the terminal value of Vital were then calculated using discount rates ranging from 7.9% to 8.9%, which rates were based on the estimated WACC for Vital. As inputs to the WACC, Jefferies took into account, among other things, the risk-free rate, market risk premium, beta, the cost of debt, debt to total capitalization, the effective tax rate, and applying Jefferies’ professional judgment and experience. Jefferies determined ranges of implied enterprise values for Vital by adding the range of present values as of July 1, 2025 it derived above for Vital’s unlevered free cash flows and terminal values. Jefferies then calculated an implied equity value for Vital and divided the implied equity value for Vital by the number of fully diluted shares of Vital Common Stock to compute the implied equity value per share of Vital Common Stock. Based on Vital’s fully diluted share count of approximately 39.6 million shares as provided by Vital management and approved by Crescent management for Jefferies’ use, this analysis indicated a range of implied equity values per share of $26.30 to $41.09, compared to the implied offer price of $18.95 per share of Vital, as represented by the Merger Consideration.
Net Asset Value Analysis
Jefferies performed a NAV analysis of Vital. Jefferies calculated indications of the present value of the unlevered, asset-level free cash flows that Vital could be expected to generate from existing proved developed reserves, development plans for proved undeveloped reserves, development plans for uncompleted developed reserves and development of additional undeveloped reserves using the Adjusted Vital Forecasts and First Call Pricing. Jefferies calculated indications of net present values as of July 1, 2025 of the asset-level free cash flows for Vital using discount rates ranging from 7.9% to 8.9%, which rates were based on the estimated WACC of Vital. Jefferies then calculated a range of implied enterprise values for Vital by (i) subtracting the present value as of July 1, 2025 of general and administrative expenses, cash taxes payable by Vital and other corporate expenses, in each case using estimates provided by Crescent management, from the indications of the present value of the asset-level free cash flows calculated by Jefferies, (ii) adjusting for the present value as of July 1, 2025 of mark-to-market commodity hedges, and (iii) applying discount rates ranging from 7.9% to 8.9%, which reflects an estimate of Vital’s WACC. As inputs to the WACC, Jefferies took into account, among other things, the risk-free rate, market risk premium, beta, the cost of debt, debt to total capitalization, the effective tax rate, and applying Jefferies’ professional judgment and experience, a sensitivity adjustment around the estimated cost of capital. Jefferies then calculated an implied equity value for Vital and divided the implied equity value for Vital by the number of fully diluted shares of Vital Common Stock to compute the implied equity value per share of Vital Common Stock. Based on Vital’s fully diluted share count of approximately 39.6 million shares as provided to Jefferies by Crescent management, this analysis indicated a range of implied equity values per share of $34.63 to $39.64, compared to the implied offer price of $18.95 per share of Vital, as represented by the Merger Consideration.
Jefferies also performed a NAV analysis of Vital using a discount rate based on industry requisite return levels of 10% to 14% (PV-10 to PV-14). This analysis implied a range of implied equity values per share for Vital from $15.65 to $29.83, compared to the implied offer price of $18.95 per share of Vital, as represented by the Merger Consideration.
Comparable Public Company Analysis
With respect to Vital, Jefferies reviewed publicly available financial and stock market information of the following five publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to Vital for purposes of its financial analyses, based on size, asset profile and financial characteristics (which are referred to as the “Vital Selected Companies”), and compared such information with similar financial data of Vital prepared and provided by Crescent management to Jefferies:
•Civitas Resources, Inc.
•Matador Resources Company
•Permian Resources
•Riley Permian
•SM Energy Company
In its analysis, Jefferies derived multiples for the Vital Selected Companies from the following metrics:
•the estimated total enterprise value divided by production (on a Boe per day basis) for the quarter ended June 30, 2025 (“TEV/Daily Production”);
•the estimated total enterprise value divided by EBITDA for calendar year 2026 (“TEV/2026E EBITDA”);
•the equity value divided by estimated operating cash flow for calendar year 2026 (calculated as EBITDA, less interest and cash taxes) calculated on a per share basis using Vital’s closing price on August 22, 2025 and Vital’s fully diluted share count of approximately 39.6 million shares as provided to Jefferies by Crescent management (the “2026E OCFPS”);
•the estimated levered free cash flow yield for calendar year 2026 (calculated as EBITDA, less interest, cash taxes, and capital expenditures divided by equity value) (“2026E LFCF Yield”);
•the estimated total enterprise value divided by EBITDA for calendar year 2027 (“TEV/2027E EBITDA”);
•the equity value divided by estimated operating cash flow per share for calendar year 2027 (calculated as EBITDA, less interest and cash taxes) calculated on a per share basis using Vital’s closing price on August 22, 2025 and Vital’s fully diluted share count of approximately 39.6 million shares as provided to Jefferies by Crescent management (the “2027E OCFPS”); and
•the estimated levered free cash flow yield for calendar year 2027 (“2027E LFCF Yield”).

Estimated EBITDA and estimated levered free cash flow yield for the Vital Selected Companies was based on market data as of August 22, 2025 and utilizing First Call Pricing. This analysis indicated the following:
Vital Selected Companies

	Selected Multiples
Benchmark	Low	Avg.	High
TEV/Daily Production	$26,500	$33,250	$40,000
TEV/2026E EBITDA	3.00x	3.50x	4.00x
Price/ 2026E OCFPS	1.20x	2.10x	3.00x
2026E LFCF Yield	25.0%	19.3%	13.5%
TEV/2027E EBITDA	3.00x	3.50x	4.00x
Price/ 2027E OCFPS	1.00x	1.88x	2.75x
2027E LFCF Yield	27.5%	21.3%	15.0%
Using the reference ranges for the benchmarks set forth below, which ranges were selected based on the low, average, and high multiples of the Vital Selected Companies, and using metrics calculated by Jefferies based on the Adjusted Vital Projections and Vital’s fully diluted share count of approximately 39.6 million shares as provided by Vital management and approved by Crescent management for Jefferies’s use by Crescent management, Jefferies calculated an implied equity value per share of Vital Common Stock and determined the ranges of implied per unit equity value ranges. Jefferies then compared the resulting ranges to the implied offer price of $18.95 per share of Vital, as represented by the Merger Consideration.

		Implied Equity Value Per Share
Benchmark	Metric	Low	Avg.	High
	(in $MM except daily production)
TEV/Daily Production	138 Mboe/d	$34.39	$57.90	$81.42
TEV/2026E EBITDA	$926	$12.23	$23.92	$35.61
Price/2026E OCFPS	$784	$23.76	$41.59	$59.41
2026E LFCF Yield	$470	$47.49	$61.67	$87.94
TEV/2027E EBITDA	$820	$4.18	$14.53	$24.88
Price/2027E OCFPS	$691	$17.46	$32.73	$48.01
2027E LFCF Yield	$403	$37.03	$47.92	$67.88
Precedent Transaction Analysis
Using publicly available information, Jefferies reviewed financial data to the extent available relating to four selected merger transactions announced since January 2023 involving public company targets engaged in oil and gas operations with a transaction value between $1 billion and $5 billion and consideration comprised of a combination of stock and cash or all stock that Jefferies in its professional judgment considered generally relevant for purposes of its financial analyses, which are referred to as the “precedent transactions.”

The precedent transactions and the transaction dates, were as follows:

			(dollars in millions)
Transaction Date	Buyer	Seller	Transaction Value	Transaction Consideration Mix
February 2023	BayTex Energy Corporation	Ranger Oil Corporation	$2,500	70% stock / 30% cash
August 2023	Permian Resources Corporation	Earthstone Energy, Inc.	$4,500	100% stock / 0% cash
January 2024	APA Corporation	Callon Petroleum Company	$4,500	100% stock / 0% cash
February 2024	Chord Energy Corporation	Enerplus Corporation	$3,900	90% stock / 10% cash
In its analysis, Jefferies derived multiples for each of the Precedent Transactions based on the following metrics:
•the transaction value divided by estimated next twelve-month EBITDA of $1,140 million (“NTM EBITDA”); and
•the transaction value divided by estimated asset level free cash flow (calculated as EBITDA less capital expenditures) for the next twelve months (“NTM Asset Level FCF Yield”).
This analysis indicated the following:

	Selected Multiple
Benchmark	Low	Avg.	High
TEV/NTM EBITDA	2.78x	3.30x	4.07x
TEV/NTM Asset Level FCF Yield	18.5%	12.8%	10.2%
Using the reference ranges for the benchmarks set forth above, which ranges were selected by Jefferies in its professional judgment, and the Adjusted Vital Projections, Jefferies determined ranges of total implied per share equity values for Vital, utilizing First Call Pricing. This analysis indicated the ranges of implied per share equity values below.

		Implied Per Share Equity Value
Benchmark	Metric	Low	Avg.	High
	(in $MM)
TEV/NTM EBITDA	$1,140	$22.08	$36.99	$59.20
TEV/NTM Asset Level FCF Yield	$609	$25.34	$62.36	$93.58
No precedent transaction is identical to the mergers, and none of the target companies in the precedent transactions is identical to Vital. In evaluating the precedent transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Vital’s, Crescent’s, and Jefferies’ control. Mathematical analysis, such as determining the high, low and average is not in itself a meaningful method of using the precedent transactions’ data.
Crescent’s Standalone Financial Analyses
Comparable Public Company Analysis
With respect to Crescent, Jefferies reviewed publicly available financial and stock market information of the following six publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to Crescent for purposes of its financial analyses, based on size, asset profile and financial characteristics (which are referred to as the “Crescent Selected Companies”), and compared such information with similar financial data of Crescent prepared and provided by Crescent management to Jefferies:
•Baytex Energy Corporation
•Civitas Resources, Inc.
•Chord Energy
•Magnolia Oil & Gas Corporation
•Murphy Oil Corporation
•SM Energy Company
In its analysis, Jefferies derived multiples for the Crescent Selected Companies from the following metrics:
•the estimated total enterprise value divided by production (on a Boe per day basis) for the quarter ended June 30, 2025 (“TEV/Daily Production”);
•the estimated total enterprise value divided by EBITDA for calendar year 2026 (“TEV/2026E EBITDA”);
•the equity value divided by estimated operating cash flow per share for calendar year 2026 (calculated as EBITDA, less interest and cash taxes) calculated on a per share basis using Crescent’s closing price on August 22, 2025 and Crescent’s fully diluted share count of 257.732 million shares as provided to Jefferies by Crescent management (the “2026E OCFPS”);
•the estimated levered free cash flow yield for calendar year 2026 (calculated as EBITDA, less interest, cash taxes, and capital expenditures divided by equity value) (“2026E LFCF Yield”), and
•the estimated total enterprise value divided by EBITDA for calendar year 2027 (“TEV/2027E EBITDA”);
•the equity value divided by estimated operating cash flow per share for calendar year 2027 (calculated as EBITDA, less interest and cash taxes) calculated on a per share basis using Crescent’s closing price on August 22, 2025 and Crescent’s fully diluted share count of 257.732 million shares as provided to Jefferies by Crescent management (the “2027E OCFPS”); and
•the estimated levered free cash flow yield for calendar year 2027 (“2027E LFCF Yield”).
Estimated EBITDA and estimated levered free cash flow yield for the Crescent Selected Companies was based on market data as of August 22, 2025 and utilizing First Call Pricing. This analysis indicated the following:
Crescent Selected Companies

	Selected Multiples
Benchmark	Low	Avg.	High
TEV/Daily Production (in $MM)	$21,750	$24,925	$28,100
TEV/2026E EBITDA	2.50x	3.25x	4.00x
Price/2026E OCFPS	1.00x	2.00x	3.00x
2026E LFCF Yield	30.0%	20.0%	10.0%
TEV/2027E EBITDA	2.50x	3.25x	4.00x
Price/2027E OCFPS	1.00x	2.00x	3.00x
2027E LFCF Yield	30.0%	20.0%	10.0%
Using the reference ranges for the benchmarks set forth below, which ranges were selected based on the low, average, and high multiples of the Crescent Selected Companies, and using metrics calculated by Jefferies based on the Crescent Forecasts utilizing First Call Pricing, Jefferies determined implied equity value ranges for Crescent.

Based on Crescent’s fully diluted share count of 257.732 million shares as provided to Jefferies by Crescent management, Jefferies calculated ranges of implied per share equity values for Crescent Class A Common Stock. This analysis indicated the ranges of implied per share equity values below, compared to the closing price per share of Crescent Class A Common Stock on August 22, 2025 of $9.94.

		Implied Equity Value Per Share
Benchmark	Metric (in $MM except daily production)	Low	Avg.	High
TEV/Daily Production ($/Boe/d)	263	$8.52	$11.76	$15.00
TEV/2026E EBITDA	$2,017	$5.89	$11.76	$17.62
Price/2026E OCFPS	$1,720	$6.67	$13.34	$20.01
2026E LFCF Yield	$785	$10.16	$15.24	$30.47
TEV/2027E EBITDA	$2,122	$6.91	$13.08	$19.26
Price/2027E OCFPS	$1,804	$7.00	$14.00	$21.00
2027E LFCF Yield	$871	$11.26	$16.89	$33.79
General
Jefferies’ opinion was one of many factors taken into consideration by the Crescent Board in making its determination to approve the proposed transactions contemplated by the Merger Agreement and should not be considered determinative of the view of the Crescent Board with respect to the proposed transactions contemplated by the Merger Agreement.
Jefferies was selected by the Crescent Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.
Pursuant to the engagement letter dated as of August 15, 2025, Jefferies was engaged by Crescent to act as lead financial advisor to Crescent in connection with the possible acquisition by Crescent of Vital or other business transactions or series of transactions between Crescent and Vital involving all or at least a majority of Vital’s equity or consolidated assets. Pursuant to Jefferies’ engagement as financial advisor to Crescent and as a result of Crescent’s entry into the Merger Agreement, Jefferies will receive a fee for its services. Crescent has agreed to pay Jefferies a transaction fee of $17.5 million, of which $2.5 million became payable upon delivery of Jefferies’ opinion, and the remainder of which is payable upon the closing of the transactions contemplated by the Merger Agreement. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies’ opinion. Crescent has agreed to reimburse Jefferies for certain out-of-pocket expenses (including fees and expenses of its counsel) and to indemnify Jefferies and its affiliates against certain liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement. During the two-year period prior to the date of Jefferies’ opinion, Jefferies provided financial advisory services to Crescent in connection with the acquisition by Crescent of SilverBow Resources, Inc., the acquisition of certain Eagle Ford assets and the divestiture of certain Eagle Ford assets for which Jefferies has received fees of approximately $28.0 million in the aggregate. In addition, during the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory and/or financing services to Vital for which Jefferies or its affiliates received compensation. In the ordinary course of its business, Jefferies and its affiliates trade and hold securities of Crescent and may in the future trade or hold securities of Crescent or Vital and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Crescent, Vital or entities that are affiliated with Crescent or Vital, for which Jefferies would expect to receive compensation.

Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor
The Crescent Special Committee engaged Intrepid to act as its financial advisor. As part of that engagement, the Crescent Special Committee requested that Intrepid evaluate the fairness, from a financial point of view, of the Merger Consideration to Crescent. On August 24, 2025, Intrepid delivered to the Crescent Special Committee its oral opinion, confirmed by its delivery to the Crescent Special Committee of a written opinion dated as of the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Mergers and the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan (each as defined below).
The full text of Intrepid’s written opinion, dated August 24, 2025, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, and the qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference into this section.
Intrepid provided its opinion for the information and benefit of the Crescent Special Committee (in its capacity as such) in connection with its evaluation of the Transaction. The opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Crescent Special Committee. The opinion is not intended to be and does not constitute a recommendation to any Crescent stockholder as to how such Crescent stockholder should act or vote with respect to the Transaction or any other matter. This summary is qualified in its entirety by reference to the full text of the opinion.
Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they existed on, and were evaluated as of, August 24, 2025. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after August 24, 2025, including, without limitation, developments, circumstances, events or information that might affect the amounts payable to the Manager under the Management Agreement. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Crescent or Vital and the price, trading range or volume at which any securities will trade at any time, including following the announcement of the Transaction.
In connection with rendering its opinion, Intrepid, among other things:
•reviewed a draft of the Merger Agreement (draft dated August 24, 2025);
•reviewed the Management Agreement, dated as of December 7, 2021, by and between Crescent and the Manager, as amended by that certain First Amendment to Management Agreement, dated as of May 15, 2024, as further amended by that certain Second Amendment to Management Agreement, dated as of December 3, 2024 (the “Existing Management Agreement”), and a draft of the Third Amendment to the Management Agreement (draft dated August 24, 2025) to be entered into in connection with the Transaction (the Existing Management Agreement as so amended, the “Management Agreement”), and the Crescent Energy Company 2021 Manager Incentive Plan and form of award agreement thereunder (the “Parent 2021 Manager Incentive Plan”);
•discussed calculation methodologies used to compute compensation under the Parent 2021 Manager Incentive Plan with management of Crescent, including the interpretation of the Compensation Committee of the Crescent Board of how mergers and acquisitions would impact the relative total shareholder return calculations and convention to be used for calculating percentile for such relative total shareholder return calculations;
•reviewed certain presentations to the Crescent Special Committee prepared by management of Crescent regarding the Transaction and the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;

•reviewed certain publicly available business and financial information relating to Crescent and Vital that Intrepid deemed relevant, including each of Crescent’s and Vital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC;
•reviewed certain non-public historical and projected financial, reserve and operating data and related assumptions of Crescent and Vital, as prepared and furnished to Intrepid by management of Crescent;
•reviewed information related to certain business, financial and operational benefits and operating synergies anticipated by management of Crescent expected to result from the Transaction (“Synergies”);
•discussed past and current operations and operational projections of Crescent and Vital with management of Crescent (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided, including the Synergies);
•reviewed information prepared by management of Crescent related to the calculation of the projected amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
•discussed the strategic rationale for, and potential benefits of, the Transaction with management of Crescent;
•reviewed certain recent corporate announcements made by Crescent and Vital;
•reviewed and analyzed the pro forma impacts of the Transaction, including the projected impact of the Transaction on the amounts payable under the Management Agreement and the Parent 2021 Manager Incentive Plan;
•reviewed and analyzed NAV based on forecasts and other reserve data provided by management of Crescent;
•reviewed and analyzed publicly available historical and current financial information, share price data and broker research estimates with respect to certain public companies with operations and assets that Intrepid considered comparable to each of Crescent and Vital;
•reviewed the financial metrics, and performed premiums paid analysis, of certain historical transactions that Intrepid deemed relevant and compared such financial metrics to those implied by the Transaction; and
•conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that Intrepid deemed appropriate for purposes of providing its opinion.
For purposes of its analysis and opinion, Intrepid assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax, and other information and data provided to it by Crescent or which management of Crescent discussed with it, and Intrepid has not assumed any responsibility for independent verification of the accuracy or completeness of any such information. Intrepid further relied upon the assurances of the management of Crescent that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial forecasts, projections and business plans of Crescent and of Vital provided to Intrepid by Crescent, Intrepid relied, with the consent of the Crescent Special Committee, upon the assurances of the management of Crescent that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Crescent as to the future performance of Crescent and Vital, under the assumptions reflected therein. With the consent of the Crescent Special Committee, Intrepid assumed that the Synergies would be realized in the amounts and at the times projected. Intrepid expresses no view as to such financial forecasts or any judgments, estimates or assumptions on which they were based. Intrepid further relied, with the consent of the Crescent Special Committee, upon calculations provided to it by management of Crescent regarding the projected impact of the Transaction and the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. Intrepid expressed no view as to such calculations or the underlying methodology or assumptions on which they were based.
Intrepid relied, with the consent of the Crescent Special Committee, upon the assessment of the management of Crescent as to (i) the potential impact on Crescent and Vital of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of Crescent and Vital of the Transaction, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of Crescent and Vital. Intrepid did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Crescent or Vital is or may be a party or is or may be subject. Intrepid also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to Crescent or Vital since the date of the latest information relating to Crescent or Vital, as applicable, made available to it by Crescent. In arriving at its opinion, Intrepid did not conduct a physical inspection of the properties and facilities of Crescent or Vital and did not make or obtain any evaluations or appraisals of its assets or liabilities, nor has Intrepid been furnished with any such evaluations or appraisals.
In rendering its opinion, Intrepid assumed (in all respects material to its analysis and with the consent of the Crescent Special Committee) that the representations and warranties of each party contained in the Merger Agreement are true and correct, and that each party will perform all of the undertakings and agreements required to be performed by it under the Merger Agreement without any waiver or modification of any material terms or conditions contained therein. Intrepid assumed that the final executed and delivered versions of all documents reviewed by it in draft form will conform in all material respects to the most recent drafts reviewed by it. Intrepid assumed that all governmental, regulatory or other consents, approvals or releases will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the Mergers or the consummation of the Transaction or materially reduce the benefits of the Transaction to Crescent. Intrepid assumed that the business of each of Crescent, Vital and the other parties to the Transaction will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. Intrepid assumed that Crescent, the Crescent Special Committee and Vital have relied upon the advice of their counsel, independent accountants and other advisors (other than Intrepid) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the Transaction.
Intrepid was not asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date of the opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. Intrepid was not asked to, nor does it express any view on, and its opinion does not address, any other terms, conditions, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the Transaction and the undertakings of Crescent. Intrepid’s opinion does not address any financing transactions associated with the Transaction. In addition, Intrepid does not express any view regarding the relative merits of the Transaction as compared to any other transaction or business strategy in which Crescent might engage or the merits of the underlying decision by the Crescent Board to engage in the Transaction and enter into and perform the Merger Agreement. Intrepid expresses no view or opinion as to the fairness of the Merger Consideration or the Transaction to any creditors, bondholders or other constituencies of Crescent or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the amounts payable to the Manager or to any officers, directors or employees of any parties to the Transaction or class of such persons, relative to the total Merger Consideration or otherwise, including any incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan as a result of the Transaction. Further, the Crescent Special Committee did not authorize Intrepid to solicit, and Intrepid did not solicit, any indications of interest from any third party with respect to alternative transaction(s).
Intrepid’s opinion does not address accounting, legal, actuarial, regulatory or tax matters. Intrepid is not a legal, tax, commercial or bankruptcy advisor. Intrepid’s opinion does not constitute a solvency opinion and does not address the solvency or financial condition of Crescent, Vital or any of the other parties to the Transaction.

Intrepid’s opinion does not constitute a tax opinion. Intrepid’s opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.
Intrepid does not express any opinion as to equity securities or debt securities of Crescent or Vital and the price, trading range or volume at which any securities will trade at any time, including following announcement of the Transaction.
In arriving at its fairness determination, Intrepid considered the results of all of its analyses and, except as otherwise described herein, did not attribute any particular weight to any factor or analysis considered by it. Intrepid made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses taken as a whole. Several analytical methodologies were employed by Intrepid in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Intrepid. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Intrepid believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Intrepid, therefore, is based on the application of Intrepid’s own experience and judgment to all analyses and factors considered by it, taken as a whole. Intrepid’s opinion was approved by the fairness opinion committee of Intrepid.
Summary of Material Financial Analyses
The following summary does not purport to be an exhaustive description of the financial and comparative analyses performed by Intrepid, nor does the order of analyses described represent relative importance or weight given to those analyses by Intrepid. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. A fairness opinion is thus not susceptible to partial analysis or summary descriptions.
The financial and comparative analyses summarized below include information presented in tabular format. In order to fully understand the analyses performed by Intrepid, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses performed by Intrepid. Considering the data set forth in the tables below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial and comparative analyses performed by Intrepid. Except as otherwise noted, the following quantitative information is based on market data or conditions as they existed at the time of the delivery of the opinion, on August 24, 2025, and is not necessarily indicative of current market conditions.
For purposes of its analysis, Intrepid utilized the financial projections of Crescent and Vital as provided by Crescent, which in each case were derived using Wall Street consensus pricing as of August 18, 2025 (“Consensus Pricing”) (see the section entitled “The Mergers-Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent”). At the direction and with the approval of the Crescent Special Committee, Intrepid also analyzed a sensitivity case utilizing NYMEX strip pricing as of August 18, 2025 (“Strip Pricing”).
Analysis of Vital
Net Asset Value Analysis
Intrepid performed a NAV analysis of Vital on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated WACC ranging from 13.3% to 11.7%, Intrepid discounted to present value as of June 30, 2025 the estimated unlevered free cash flow based on the risked proved developed and undeveloped reserves data for Vital provided for Intrepid’s use by Crescent management to derive a range of total risked proved developed and undeveloped reserve values. Based on this range of total risked proved developed and undeveloped reserve values, Intrepid calculated a range of enterprise values by adjusting for the present value of future: (i) hedging effects, (ii) general and administrative expenses, (iii) cash taxes, and (iv) other corporate level cash flows. Intrepid then calculated an implied equity value for Vital and divided the implied equity value for Vital by the number of fully diluted shares of Vital Common Stock outstanding to compute the implied equity value per share of Vital Common Stock. The analysis indicated a range of implied equity values per share for Vital Common Stock of $11.79 to $16.86 (based on Consensus Pricing) and $7.07 to $11.86 (based on Strip Pricing).
Comparable Company Trading Analysis
Intrepid performed a comparable company trading analysis of Vital by reviewing certain market and financial information of the following publicly traded companies that Intrepid deemed to have certain characteristics similar to those of Vital, and compared such information with similar market and financial information of Vital:
•APA Corporation
•Civitas Resources, Inc.
•HighPeak Energy, Inc.
•Matador Resources Company
•Riley Exploration Permian, Inc.
•SM Energy Company
These companies are referred to in this section as the “Vital selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the Vital selected comparable companies are directly comparable to Vital, the companies included were selected because they are oil and gas companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of Vital. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Vital and the Vital selected comparable companies are also relevant.
For each of the Vital selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of August 22, 2025, including:
•TEV/EBITDA, which is calculated as total enterprise value (defined as equity value plus total debt, preferred equity, and non-controlling interests, less cash and cash equivalents, as applicable) divided by average EBITDA (as projected by broker research analysts) (each company’s definition of EBITDA may vary);
•Equity Value/Cash Flow from Operations (“CFFO”), which is calculated as equity market value divided by the average CFFO (as projected by broker research analysts); and
•Free Cash Flow Yield, which is calculated as: (i) the average cash flow from operations minus capital expenditures (as projected by broker research analysts) divided by (ii) equity value.

For purposes of its analysis, in its professional judgment, Intrepid reviewed all trading multiples and ratios for the Vital selected comparable companies. The resulting minimum, mean, median and maximum trading multiples and ratios of the Vital selected comparable companies are set forth below.

Metric	Minimum	Mean	Median	Maximum
TEV/EBITDA (2025E)	2.6x	3.1x	2.7x	3.9x
TEV/EBITDA (2026E)	2.7x	3.2x	3.0x	3.9x
Equity Value/CFFO (2025E)	1.1x	2.0x	1.9x	3.2x
Equity Value/CFFO (2026E)	1.1x	2.1x	2.2x	2.7x
FCF Yield (2025E)	3.0%	15.9%	16.6%	27.7%
FCF Yield (2026E)	14.0%	18.2%	16.2%	26.8%
The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the Vital selected comparable companies set forth above and Intrepid’s professional judgment.

Metric	Reference Range
TEV/EBITDA (2025E)	2.50x – 2.75x
TEV/EBITDA (2026E)	2.75x – 3.00x
Equity Value/CFFO (2025E)	0.75x – 1.25x
Equity Value/CFFO (2026E)	0.75x – 1.25x
FCF Yield (2025E)	27.5% – 22.5%
FCF Yield (2026E)	22.5% – 17.5%
Based upon the multiples and yields observed in this analysis, Intrepid calculated an implied price per share range for Vital Common Stock as set forth below, which excludes the impact of the expected Synergies.

Metric	Implied Share Price ($)
TEV/EBITDA (2025E)	$26.16 – $34.58
TEV/EBITDA (2026E)	$22.70 – $30.05
Equity Value/CFFO (2025E)	$22.43 – $36.96
Equity Value/CFFO (2026E)	$19.22 – $31.62
FCF Yield (2025E)	$25.86 – $31.47
FCF Yield (2026E)	$12.97 – $16.49
Based upon this analysis, Intrepid calculated an implied Vital Common Stock price reference range of $21.56 to $30.20 based on the averages of the respective minimum and maximum values as derived by each of the metrics.

Precedent Transactions Analysis
Intrepid evaluated certain financial information with respect to the following upstream precedent transactions:

Announcement Date	Buyer(s)	Target(s)
2/18/25	Diamondback Energy, Inc.	Double Eagle IV Midco, LLC
11/13/24	Coterra Energy Inc.	Franklin Mountain Energy, LLC & Avant Natural Resources, LLC
7/28/24	Vital Energy, Inc. & Northern Oil and Gas, Inc.	Point Energy Partners
6/12/24	Matador Resources Company	Ameredev II Parent, LLC
1/4/24	APA Corporation	Callon Petroleum Company
10/4/23	Civitas Resources, Inc.	Vencer Energy, LLC
9/13/23	Vital Energy, Inc.	Henry Energy LP, Henry Resources, LLC, Maple Energy Holdings, LLC & Tall City Property Holdings III LLC
8/21/23	Permian Resources Corporation	Earthstone Energy, Inc.
6/20/23	Civitas Resources, Inc.	Hibernia Energy III, LLC
6/20/23	Civitas Resources, Inc.	Tap Rock Resources, LLC
6/15/23	Earthstone Energy, Inc. & Northern Oil and Gas, Inc.	Novo Oil & Gas Holdings, LLC
4/3/23	Ovintiv Inc.	Black Swan Oil & Gas, LLC & PetroLegacy II Holdings, LLC & Piedra Energy III Holdings, LLC and Piedra Energy IV Holdings, LLC
1/24/23	Matador Resources Company	Advance Energy Partners Holdings, LLC
The transactions listed in the table above are referred to in this section as the “precedent transactions.” No precedent transaction utilized in the precedent transactions analysis was identical or entirely comparable to the Mergers. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Crescent and Vital and the precedent transactions that could affect the values are also relevant.
For each of the precedent transactions, Intrepid calculated the following transaction multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of August 22, 2025, including:
•TEV/EBITDA, which is calculated by dividing the total enterprise value by EBITDA; and
•Adjusted TEV/Production, which is calculated by multiplying (i) total enterprise value divided by the then-current daily production of barrels of oil equivalent, and (ii) the ratio of (a) the average of monthly Strip Pricing for the next twelve months and (b) the average of monthly Strip Pricing for the next twelve months calculated as of the announcement date of each transaction.
The resulting minimum, mean, median and maximum data of the precedent transactions were:

Metric	Low	Mean	Median	Maximum
TEV / EBITDA	2.4x	3.3x	3.0x	5.2x
Adjusted TEV / Production	$24,846	$44,421	$39,120	$97,289

Based on a review of the full range of multiples paid in the precedent transactions and its professional judgment Intrepid selected applicable multiples as set forth in the table below.

Metric	Reference Range
TEV/EBITDA	2.75x – 3.25x
Adjusted TEV/ Production	$22,500– $27,500
Based upon the multiples in this analysis, Vital’s current production and broker research EBITDA projections, Intrepid calculated an implied price per share range for Vital Common Stock as set forth below, which excludes the impact of expected Synergies.

Metric	Implied Share Price
TEV/EBITDA	$22.70 – $37.39
Adjusted TEV/ Production	$20.23 – $37.64
Based upon this analysis, Intrepid calculated an implied Vital Common Stock price reference range of $21.47 to $37.52 based on the averages of the respective minimum and maximum values as derived by each of the methodologies.
Analysis of Crescent
Net Asset Value Analysis
Intrepid performed an NAV analysis of Crescent on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated WACC ranging from 11.8% to 10.4%, Intrepid discounted to present value as of June 30, 2025 the estimated unlevered free cash flow based on the unrisked proved, probable and possible reserves data for Crescent provided for Intrepid’s use by Crescent management to derive a range of unrisked total proved, probable and possible reserve values. Based on its professional judgment and experience, taking into account, among other things, the Society of Petroleum Evaluation Engineers discounted cash flow reserve adjustment factors and perceived risk profile of each reserve category, Intrepid selected reserve adjustment factors (“RAF”) for each reserve category, ranging from 100% to 18%, and multiplied each unrisked reserve value by the applicable RAF to derive a range of total implied risked reserve values. Based on this range of total risked proved, probable and possible reserve values, Intrepid calculated a range of enterprise values by adjusting for the present value of future: (i) hedging effects, (ii) general and administrative expenses, (iii) cash taxes, and (iv) other corporate level cash flows. Intrepid then calculated an implied equity value for Crescent and divided the implied equity value for Crescent by the number of fully diluted shares of Crescent Common Stock outstanding to compute the implied equity value per share of Crescent Common Stock. The analysis indicated a range of implied equity values per share for Crescent Common Stock of $7.50 to $10.54 (based on Consensus Pricing) and $6.08 to $8.87 (based on Strip Pricing).
Comparable Company Trading Analysis
Intrepid performed a comparable company trading analysis of Crescent by reviewing certain market and financial information of the following publicly traded companies that Intrepid deemed to have certain characteristics similar to those of Crescent, and compared such information with similar market and financial information of Crescent:
•APA Corporation
•Baytex Energy Corp.
•Civitas Resources, Inc.
•Magnolia Oil and Gas Corporation
•Murphy Oil Corporation

•Ovintiv Inc.
•SM Energy Company
•Vital Energy, Inc.
These companies are referred to in this section as the “Crescent selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the Crescent selected comparable companies are directly comparable to Crescent, the companies included were selected because they are oil and gas companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of Crescent. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Crescent and the Crescent selected comparable companies are also relevant.
For each of the Crescent selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of August 22, 2025, including:
•TEV/EBITDA, which is calculated as total enterprise value (defined as equity value plus total debt, preferred equity, and non-controlling interests, less cash and cash equivalents, as applicable) divided by the average EBITDA (as projected by broker research analysts) (each company’s definition of EBITDA may vary);
•Equity Value/CFFO, which is calculated as equity market value divided by the average cash flow from operations (as projected by broker research analysts); and
•Free Cash Flow Yield, which is calculated as: (i) the average cash flow from operations minus capital expenditures (as projected by broker research analysts) divided by (ii) equity value.
For purposes of its analysis, in its professional judgment, Intrepid reviewed all trading multiples and ratios for the Crescent selected comparable companies. The resulting minimum, mean, median and maximum trading multiples and ratios of the Crescent selected comparable companies are set forth below.

Metric	Minimum	Mean	Median	Maximum
TEV/EBITDA (2025E)	2.2x	3.1x	2.6x	5.1x
TEV/EBITDA (2026E)	2.5x	3.1x	2.8x	4.9x
Equity Value/CFFO (2025E)	0.5x	2.2x	1.8x	5.3x
Equity Value/CFFO (2026E)	0.6x	2.1x	1.9x	5.0x
FCF Yield (2025E)	2.9%	19.2%	17.3%	44.0%
FCF Yield (2026E)	8.5%	15.2%	15.5%	26.8%
The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the Crescent selected comparable companies set forth above and Intrepid’s professional judgment.

Metric	Reference Range
TEV/EBITDA (2025E)	2.75x – 3.25x
TEV/EBITDA (2026E)	2.75x – 3.25x
Equity Value/CFFO (2025E)	1.25x – 1.75x
Equity Value/CFFO (2026E)	1.25x – 1.75x
FCF Yield (2025E)	30.0% – 25.0%
FCF Yield (2026E)	27.5% – 22.5%

Based upon the multiples and yields observed in this analysis, Intrepid calculated an implied price per share range for Crescent Common Stock as set forth below, which excludes the impact of the expected Synergies.

Metric	Implied Share Price ($)
TEV/EBITDA (2025E)	$7.87 – $11.78
TEV/EBITDA (2026E)	$7.15 – $10.94
Equity Value/CFFO (2025E)	$8.34 – $11.67
Equity Value/CFFO (2026E)	$8.15 – $11.41
FCF Yield (2025E)	$9.93 – $11.91
FCF Yield (2026E)	$9.87 – $12.06
Based upon this analysis, Intrepid calculated an implied Crescent Common Stock price reference range of $8.55 to $11.63 based on the averages of the respective minimum and maximum values as derived by each of the methodologies.
Exchange Ratio Summary
Intrepid analyzed the implied exchange ratios resulting from the NAV analyses and comparable companies analyses utilized to value the Crescent Common Stock and Vital Common Stock as of August 22, 2025. Intrepid calculated the implied exchange ratio ranges by comparing (i) the low end of the valuation range for Vital Common Stock to the high end of the valuation range for Crescent Common Stock and (ii) the high end of the valuation range for Vital Common Stock to the low end of the valuation range for Crescent Common Stock. Intrepid compared the Exchange Ratio to each of the implied exchange ratio ranges derived by Intrepid from the aforementioned analyses, in each case with and without the impacts of the Synergies, the Management Agreement and other impacts as a result of the Mergers. The resulting implied exchange ratio reference ranges utilizing each applicable valuation methodology are summarized below.

Announcement Date	Implied Exchange Ratio (Excluding Synergies and Merger Impacts)	Implied Exchange Ratio (Including Synergies and Merger Impacts)
Net Asset Value Analysis (Consensus Pricing)	1.12x – 2.25x	1.24x – 2.42x
Net Asset Value Analysis (Strip Pricing)	0.80x – 1.95x	0.94x – 2.16x
Comparable Company Trading Analysis	1.85x – 3.53x	1.96x – 3.68x
Has / Gets Analysis
As described above, Intrepid analyzed the implied values per share of Crescent Common Stock resulting from the NAV analysis and comparable company trading analysis (“Crescent Has”), as applicable. In order to evaluate the Merger Consideration, Intrepid calculated the implied Crescent Common Stock price pro forma for the Mergers (“Crescent Gets”), which adjusts the value implied by each Crescent Has methodology for (i) the relevant value of Vital, (ii) the present value of the expected Synergies, (iii) the incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan, and (iv) changes to net debt, non-controlling interests and fully diluted shares outstanding as a result of the Mergers. For this analysis, Intrepid included the expected Synergies and, at the direction and with the approval of the Crescent Special Committee, incremental potential synergies to such Synergies (the “Upside Synergies”). Intrepid then compared the Crescent Common Stock prices from Crescent Gets to the appropriate Crescent Has and summarized in the table below.

Synergy Case	Low	Mean	Median	Maximum
Synergies	1.3%	4.8%	3.9%	9.1%
Upside Synergies	10.5%	10.7%	10.7%	10.9%

Other Information Reviewed for Informational Purposes Only
Solely for informational purposes, Intrepid analyzed the range of the exchange ratio implied by daily trading prices for Vital Common Stock and Crescent Common Stock for the 52-week period ended August 22, 2025. Intrepid observed that, during this period, the daily closing prices of Vital Common Stock and Crescent Common Stock implied an exchange ratio ranging from 1.53 to 3.24. This information did not provide the basis for, and was not otherwise material to, the rendering of Intrepid’s fairness opinion.
In addition, solely for informational purposes, Intrepid reviewed research analyst price targets for each of Vital and Crescent included in equity research from various investment banks and calculated the exchange ratio implied by such price targets. Intrepid observed the price targets ranged from $9.00 to $52.00 per share of Vital Common Stock based upon research analyst price targets and from $10.00 to $20.00 per share of Crescent Common Stock based upon research analyst price targets and an implied exchange ratio of 0.45 to 5.20. This information did not provide the basis for, and was not otherwise material to, the rendering of Intrepid’s fairness opinion.
Intrepid also analyzed, for informational purposes only, certain illustrative potential pro forma financial effects of the Mergers on, among other things, Crescent’s estimated per share financial metrics, taking into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan as well as the Synergies and Upside Synergies.
Solely for informational purposes, Intrepid compared the premiums implied by the Merger Consideration with premiums received in selected upstream precedent transactions. Intrepid considered that premiums paid in the selected precedent transactions have varied widely based on specific considerations with respect to each transaction and that there are inherent differences between each of the targets and transactions analyzed by Intrepid relative to Vital and the Mergers, respectively.

Date Announced	Acquirer	Target
6/3/25	Viper Energy, Inc.	Sitio Royalties Corp.
12/16/24	Vitesse Energy, Inc	Lucero Energy Corp.
5/29/24	ConocoPhillips	Marathon Oil Corporation
5/16/24	Crescent Energy Company	SilverBow Resources, Inc.
2/21/24	Chord Energy Corporation	Enerplus Corporation
1/11/24	Chesapeake Energy Company	Southwestern Energy Corporation
1/4/24	APA Corporation	Callon Petroleum Company
10/23/23	Chevron Corporation	Hess Corporation
10/11/23	Exxon Mobil Corporation	Pioneer Natural Resources Company
8/21/23	Permian Resources Corporation	Earthstone Energy, Inc.
7/13/23	Exxon Mobil Corporation	Denbury Inc.
5/22/23	Chevron Corporation	PDC Energy
2/28/23	Baytex Energy Corp	Ranger Oil Corporation
9/6/22	Sitio Royalties Corp	Brigham Minerals, Inc.
3/7/22	Oasis Petroleum Inc.	Whiting Petroleum Corporation
8/11/21	Chesapeake Energy Corporation	Vine Energy, Inc.
5/24/21	Cabot Oil & Gas Corporation	Cimarex Energy Co
5/10/21	Bonanza Creek Energy, Inc.	Extraction Oil & Gas, Inc.
12/21/20	Diamondback Energy, Inc.	QEP Resources
10/20/20	Pioneer Natural Resources Company	Parsley Energy, Inc.
10/19/20	ConocoPhillips	Concho Resources
9/28/20	Devon Energy Corporation	WPX Energy, Inc.
8/12/20	Southwestern Energy Company	Montage Resources Corp.
7/20/20	Chevron Corporation	Noble Energy, Inc.
The minimum, median, mean and maximum premiums are set forth below:

	Minimum	Mean	Median	Maximum	Transaction
1-Day	(5%)	7%	8%	18%	20%
10-Day volume weighted average price (“VWAP”)	(2%)	9%	10%	24%	19%
20-Day VWAP	(4%)	11%	11%	25%	10%
30-Day VWAP	0%	11%	12%	24%	5%
60-Day VWAP	(1%)	11%	11%	26%	0%
90-Day VWAP	(4%)	14%	14%	29%	1%
52-Week High	(46%)	(11%)	(8%)	9%	(41%)
52-Week Low	19%	74%	37%	428%	25%
Intrepid made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis, such as determining the median and mean, is not in itself a meaningful method of using comparable transaction data. Also, the transaction metrics for the precedent transactions reflect the cyclicality of the oil and gas industry and any potential business, economic, market, regulatory and other conditions impacting such transactions. This information did not provide the basis for, and was not otherwise material to, the rendering of Intrepid’s fairness opinion.

General
As described above in this section, the preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Intrepid’s opinion. In arriving at its fairness determination, Intrepid considered the results of all of its analyses and, except as otherwise described herein, did not attribute any particular weight to any factor or analysis considered by it. Intrepid made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Crescent, Vital or the contemplated transaction. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.
Intrepid prepared these analyses for purposes of Intrepid providing its opinion only to the Crescent Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to Crescent, taking into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Crescent, Intrepid or any other person assumes responsibility if future results are materially different from those forecast.
As described above, Intrepid’s opinion to the Crescent Special Committee was only one of many factors taken into consideration by the Crescent Special Committee and should not be viewed as determinative of the views of the Crescent Special Committee in making its determination to approve the Merger. The foregoing summary does not purport to be an exhaustive description of the analyses performed by Intrepid in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Intrepid attached as Annex E to this joint proxy statement/prospectus.
Miscellaneous
Intrepid and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, private placements and other transactions as well as for real estate, corporate and other purposes. Intrepid and its affiliates also engage in advisory work, private equity activities, underwriting and financing, principal investing, investment management and other financial and non-financial activities and services for various persons and entities.
Intrepid and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in: (i) equity, debt and other securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans and other obligations) of Crescent, Vital, any of their respective affiliates and third parties or any of the other parties to the transactions contemplated by the Merger Agreement, or (ii) any currency or commodity that may be involved in the transactions and other matters otherwise contemplated by the Merger Agreement for the accounts of Intrepid and its affiliates and employees and their customers.
Intrepid acted as financial advisor to the Crescent Special Committee in connection with, and participated in certain of the negotiations leading to, the Transaction. Intrepid may in the future provide certain investment banking services to Crescent, Vital and/or their respective affiliates, for which Intrepid may receive compensation.
Intrepid was engaged by the Crescent Special Committee to act as its financial advisor in connection with an evaluation of the Mergers by entering into an engagement letter. The engagement letter between the Crescent Special Committee and Intrepid provides for an opinion fee of $1,000,000, which was paid to and earned by Intrepid upon delivery of the opinion, regardless of the conclusion reached by Intrepid. The Intrepid engagement letter also provides for a financial advisory fee of $250,000, which was paid to and earned by Intrepid upon execution of the engagement letter, and a transaction fee of $1,000,000, which becomes payable upon the closing of the Transaction, $250,000 of which (to the extent paid) will be fully creditable toward any future investment banking advisory fees payable by the Crescent Special Committee to Intrepid within 18 months of the date of the closing of the Transaction. In addition, Crescent has agreed to reimburse Intrepid for certain of its expenses, including certain attorneys’ fees and disbursements, and to indemnify Intrepid and related persons against various liabilities, including certain liabilities under the federal securities laws. During the past two years, Intrepid has been engaged by prior Crescent Special Committees in connection with Crescent’s acquisitions of SilverBow Resources, Inc. and Ridgemar (Eagle Ford) LLC (collectively, the “Prior Committee Transactions”) pursuant to which Intrepid received aggregate fees of $3,000,000. In addition, Intrepid has been engaged by Crescent in an unrelated matter pursuant to which Intrepid may receive a fee of up to $3,000,000, subject to certain contingencies, a portion of which Intrepid has already earned. During the past two years, no material relationship has existed between Intrepid and its affiliates and Vital, KKR and/or any of their respective affiliates (other than Crescent) pursuant to which compensation was received or earned by Intrepid or its affiliates as a result of such a relationship.
The Crescent Special Committee selected Intrepid to act as its financial advisor based upon its work for prior Crescent Special Committees in the Prior Committee Transactions and on the basis of Intrepid’s qualifications and expertise, knowledge of the oil and gas industry, reputation in the investment community, and independence and experience in transactions similar to the transactions described in the Merger Agreement.
Recommendation of the Vital Board and Vital’s Reasons for the Mergers
By unanimous vote, the Vital Board, at a meeting held on August 24, 2025, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, the Vital stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, and (iii) resolved to recommend that the Vital stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers.
The Vital Board unanimously recommends that Vital stockholders vote “FOR” the Vital Merger Proposal.
In evaluating the Merger Agreement, the Mergers and the other transactions contemplated by the transaction documents, the Vital Board met multiple times to consider a potential transaction with Crescent, and consulted with Vital’s senior management, its outside legal counsel and financial advisors. The Vital Board determined that entering into the Merger Agreement with Crescent provided the best alternative for maximizing stockholder value reasonably available to Vital, including when compared to continuing to operate on a stand-alone basis.
In recommending that Vital stockholders vote their shares of Vital Common Stock in favor of adoption of the Merger Agreement, the Vital Board also considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Vital Board viewed as being generally positive or favorable in coming to its determination and recommendation:
Attractive Value and Acquisition Currency. The aggregate value and nature of the consideration to be received in the Mergers by Vital stockholders, including the fact that based on the closing trading price of Crescent Class A Common Stock of $9.94 on August 22, 2025 (the last trading day prior to the announcement of the Merger Agreement), the Merger Consideration represented an implied value of $18.95 per share of Vital Common Stock, representing a premium of 20.0% to the $15.79 closing trading price of Vital Common Stock on August 22, 2025, a premium of 26.3% to the 10-day volume weighted average trading price of Vital Common Stock ending on August 22, 2025 and a 15.0% premium to the 30-day volume weighted average trading price of Vital Common Stock ending on August 22, 2025. The fixed exchange ratio and the all-stock nature of the Merger Consideration offers Vital stockholders the benefit of any increase in the trading price of the Crescent Class A Common Stock before the closing of the Mergers.
Stockholder Participation in Future Growth of the Combined Company. Following the Mergers, Vital stockholders will have the ability as stockholders of Crescent to participate in the expected future value and growth of the combined company, including dividends and other potential stockholder returns, which the Vital Board viewed as an important opportunity for Vital stockholders. The Vital Board determined that, among other things, a combination with Crescent would:
•create a significantly larger company as well as provide entry into the Eagle Ford and Uinta Basins through Crescent’s assets, that allows for increased focus on the highest returning opportunities across the two companies’ acreage positions;
•provide for the ability to enter into more favorable commercial contracts, and accelerate development opportunities across the two companies which provides additional operating synergies;
•result in a combined company that is able to (i) generate significant free cash flow due to the significant production and development potential of the combined assets and (ii) further realize the benefits of operating and administrative synergies, scale and combined financial strength;
•result in a combined company that is expected to continue to pay Crescent’s base cash dividend of $0.12 per share of Crescent Class A Common Stock per quarter to accelerate the returns to the combined company stockholders (compared to Vital, which does not pay a cash dividend on Vital Common Stock);
•offer a unique value proposition by virtue of Crescent’s relationship with KKR, including management and employee synergies between Crescent and KKR in connection with the Management Agreement;
•allow Vital stockholders to benefit from the Crescent management team’s demonstrated history of successful integrations of merger and acquisition transactions;
•result in a combined company with an improved credit profile and expected lower cost of capital;
•result in a combined company that, due to its credit rating, liquidity, cash flow and market capitalization, is better positioned to compete in acquisition processes, including with respect to larger asset packages and corporate merger or acquisition targets;
•the combined company’s increased market capitalization, which would be expected to enhance its access to debt and equity capital markets;
•improve efficiencies across operating expenses and capital expenditures through the benefit of combined knowledge and technical expertise; and
•enhance the ability to realize potential stockholder benefits from strategic alternatives available specifically in the Eagle Ford and Permian Basins as a larger company.
Continuation of Standalone Vital. The Vital Board determined that there are certain risks associated with continuing to operate as a stand-alone company, including:
•the risk that it may become increasingly difficult for Vital to increase its production and reserves and achieve further benefits of scale through acquisitions given that many of the most attractive third-party acquisition targets have been acquired by larger companies and Vital’s expected difficulty in competing for acquisitions with other larger, less levered companies;
•the risk that additional equity and debt capital would be required to continue significant asset acquisitions and Vital’s leverage profile and absolute debt could increase significantly;
•the risk that necessary additional equity capital may not be available at a reasonable cost or at all;
•the risk that it may become increasingly difficult to attract debt capital at competitive costs, particularly relative to larger companies;
•the risk that Vital Common Stock could continue to trade at depressed multiples compared to peers due to, among other things, its relatively greater leverage, smaller scale and failure to pay a regular quarterly dividend;

•the risk that other alternative strategic transactions might not materialize; and
•the risk that Vital may become less competitive, on a relative basis, compared with larger Permian Basin producers, given scale-related advantages available to larger companies.
Alternative Strategic Transactions. The Vital Board considered alternative potential transactions and, following review of such alternatives upon consultation with the representatives of Vital’s management and its financial advisors, and after taking into account the results of outreach to ten potential other counterparties selected for their likelihood of engaging in a transaction that would maximize value to Vital stockholders described in “Background of the Mergers,” and the fact that no other potential counterparty ultimately made a proposal to acquire Vital, the Vital Board believed that it was unlikely that an alternative bidder would consummate a transaction on superior terms that would provide Vital stockholders more valuable consideration than that provided in connection with the Mergers.
High-Quality Scaled Asset Positions. The Vital Board considered the quality and scale of the combined company’s asset base, including participation by Vital’s stockholders in a larger, high-quality asset base in the Eagle Ford and Uinta Basins through Crescent’s assets.
Opportunity to Receive Alternative Acquisition Proposals. The Vital Board considered the terms of the Merger Agreement whereby the Vital Board may respond to unsolicited acquisition proposals and determined that third parties would likely not be deterred from making a competing proposal because the Vital Board may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Vital Board considered:
•Subject to its compliance with the Merger Agreement, the Vital Board can change its recommendation to Vital stockholders with respect to the approval and adoption of the Vital Merger Proposal prior to the adoption thereof by the Vital stockholders if the Vital Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal advisors, that, with respect to a competing proposal, such proposal is or could reasonably be expected to lead to, a superior proposal, and, with respect to either such a competing proposal or an intervening event, the failure to take such action would be inconsistent with the Vital Board’s fiduciary duties owed to the stockholders of Vital under applicable law; and
•While the Merger Agreement contains a termination fee of $22.5 million (representing approximately 3.0% of the Vital’s equity value at signing implied by the transaction value) that Vital would be required to pay to Crescent in certain circumstances, including, among other circumstances, if Crescent terminates the Merger Agreement in connection with a change in the Vital Board’s recommendation to stockholders with respect to adoption of the Vital Merger Proposal or Vital’s Willful and Material Breach of its non-solicitation obligations under the Merger Agreement, or if Vital terminates the Merger Agreement to enter into a superior proposal, the Vital Board believed that this fee (with a corresponding termination fee of $76.9 million due to Vital by Crescent under reciprocal circumstances) is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees and provisions in comparable mergers involving companies with equivalent equity value and not preclusive of other offers.
Management Agreement Amendment. The Vital Board considered the fact that, concurrent with the signing of the Merger Agreement, Crescent would enter into the Management Agreement Amendment, pursuant to which the incremental Management Fee (as defined in the Management Agreement) that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million.
Combined Company Governance and Leadership. The combined company will be overseen by the Crescent executive management team who have a track record of delivering value for stockholders through asset acquisitions, integration and successful execution of capital deployed. Governance is provided by an experienced, diverse board, which will primarily consist of the current Crescent directors and will include two designees to be appointed by Vital, whom the Series I Preferred Stockholder has agreed will not be removed from the combined company’s board for a period of two years following the Closing (except that such designees may be removed or replaced for cause). Further, pursuant to the Parent Support Agreements, the Series I Preferred Stockholder has agreed not to indirectly transfer its shares of Crescent Preferred Stock for a period of three years following the Closing, providing Vital with enhanced certainty with respect to the go-forward company.
Receipt of Fairness Opinion from Houlihan Lokey. The Vital Board considered the financial analyses reviewed by Houlihan Lokey with the Vital Board as well as the oral opinion of Houlihan Lokey rendered to the Vital Board on August 24, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Vital Board dated August 24, 2025), as to whether, as of the date thereof, the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view, as more fully described below under the heading “- Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor.”
Likelihood of Completion of the Mergers. Stockholders representing approximately 20% of the outstanding voting power of Vital are party to existing investor agreements, pursuant to which such stockholders are obligated to, among other things, vote their shares of Vital Common Stock in favor of the matters to be submitted to Vital stockholders in connection with the transactions contemplated by the Merger Agreement and in line with the unanimous recommendation of the Vital Board. Likewise, the Crescent Support Agreements provide that Crescent stockholders collectively holding approximately 29% of the outstanding voting power of Crescent have agreed, among other things, to vote their shares of Crescent Class A Common Stock in favor of the matters to be submitted to Crescent stockholders in connection with the Crescent stock issuance contemplated by the Merger Agreement.
Tax Considerations. The Vital Board considered that the Mergers, taken together, are intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
Crescent Financing. The Vital Board considered that Crescent would be able to consummate the Mergers without the need for additional third-party financing and that the Merger Agreement did not contain a financing covenant.
Other Terms of the Merger Agreement. The Vital Board concluded, after consultation with Vital’s legal advisors, that the other terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the Merger Agreement may be terminated, are reasonable.
The Vital Board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
•Fixed Exchange Ratio. The Vital Board considered the fact that because the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, Vital stockholders bear the risk of a decrease in the trading price of Crescent Class A Common Stock during the pendency of the Mergers and the fact that the Merger Agreement, although providing dividend and distribution rights as outlined above, does not provide Vital with a collar or a value-based termination right.
•Risks Associated with the Pendency of the Transaction. The Vital Board considered the risks and contingencies relating to the announcement and pendency of the transaction (including the likelihood of litigation or other opposition brought by or on behalf of Vital stockholders or Crescent stockholders challenging the Mergers and the other transactions contemplated by the Merger Agreement) and the risks and costs to Vital if the completion of the transactions is not accomplished in a timely manner or if the transactions do not close at all, including potential employee attrition, the impact on Vital’s relationships with third parties and the effect termination of the Merger Agreement may have on the trading price of Vital Common Stock and Vital’s operating results.

•Considerations with respect to the Combined Company. The Vital Board determined that, among other things, a combination with Crescent could potentially have the following impacts, which it generally considered to be negative:
◦Third parties may negatively perceive that the influence of KKR and its affiliates over corporate operations, based on KKR’s ownership of Crescent’s Series I Preferred Stock (and the corresponding rights to designate the entirety of the Crescent Board and approval rights over certain corporate actions);
◦After the Mergers, unlike common equity in traditional corporate structures, including the existing structure of Vital, holders of Crescent Common Stock will not vote for the election of directors, which may result in holders of Crescent Common Stock having less ability to influence Crescent’s business than would the holders of common equity in a traditional corporate structure such as Vital’s;
◦Crescent is reliant on the Manager to manage its business and operations and provide executive management pursuant to the Management Agreement, but the allocation of such personnel and resources is generally within the Manager’s discretion; and
◦The Manager receives fees under the Management Agreement and the reimbursement of certain costs or expenses incurred by the Manager on behalf of Crescent and holds Manager PSU Awards, and under the terms of the Management Agreement, such fees and the number of shares of Crescent Class A Common Stock subject to the Manager PSU Awards may increase in connection with certain equity issuances by Crescent (to the extent Crescent determines not to enter into an amendment to the Management Agreement in connection with such issuance).
•Interim Operating Covenants. The Vital Board considered the restrictions on the conduct of Vital’s and its subsidiaries’ businesses during the period between the execution of the Merger Agreement and the completion of the transactions as set forth in the Merger Agreement.
•Competing Proposal; Termination Fees. The possibility that the termination fee could discourage other potential parties from making a competing offer; although the Vital Board believed that the termination fee amount is reasonable and will not unduly deter any other party that might be interested in making a competing proposal.
•Crescent Change of Recommendation; Crescent Stockholder Vote. The Vital Board considered the right of the Crescent Board to change its recommendation to Crescent stockholders in certain circumstances, subject to certain conditions (including considering any adjustments to the Merger Agreement proposed by Vital and payment to Vital of a $76.9 million termination fee). The Vital Board also considered that, even if the Merger Agreement is approved by Vital stockholders, Crescent stockholders may not approve the Crescent Stock Issuance Proposal, which is a closing condition of the Mergers.
•Interests of Vital Directors and Executive Officers. The Vital Board considered that Vital’s directors and executive officers may have interests in the transactions that may be different from, or in addition to, those of Vital stockholders. For more information about such interests, see below under the heading “- Interests of Vital Directors and Executive Officers in the Mergers.”
•Merger Costs. The Vital Board considered the costs associated with the completion of the transactions, including management’s time and energy and potential opportunity costs.
•Regulatory Approval. The Vital Board considered that the Mergers and the related transactions require regulatory approval to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approval.
•Other Risks. The Vital Board considered risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Vital Board believed that, overall, the potential benefits of the transactions to Vital stockholders outweighed the risks and uncertainties of the transactions.
The foregoing discussion of factors considered by the Vital Board in reaching its conclusions and recommendation includes the principal and material factors considered by the Vital Board. It is not intended to be exhaustive or complete and may not include all items considered by the Vital Board. Given the significant extent of tangible and strategic matters involved in its evaluation of the transactions, the Vital Board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendation. Rather, the Vital Board viewed its decisions as being based on the totality of the factors and information it considered. Moreover, each member of the Vital Board applied their own personal business judgment and experience to the process and may have given different weight to different factors. The Vital Board based its recommendation on the totality of the information available to it, including discussions with Vital’s management and outside legal and financial advisors.
It should be noted that this explanation of the reasoning of the Vital Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor
On August 24, 2025, Houlihan Lokey verbally rendered its opinion to the Vital Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Vital Board dated August 24, 2025), as to whether, as of the date thereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view.
Houlihan Lokey’s opinion was directed to the Vital Board (in its capacity as such) and only addressed whether, as of the date thereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this joint proxy statement/prospectus and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Vital Board, any security holder of Vital or any other person as to how to act or vote with respect to any matter relating to the Merger.
In arriving at its opinion, Houlihan Lokey, among other things:
1.reviewed the following agreements and documents:
•an execution version of the Merger Agreement;
•an execution version of the Crescent Stockholder Voting and Support Agreement, dated as of August 24, 2025, by and among Crescent, Vital and each of (i) Independence Energy Aggregator LP, (ii) PT Independence Energy Holdings LLC, (iii) John C. Goff, (iv) Goff MCF Partners, LP, (v) Goff Family Investments, LP, (vi) The John C. Goff 2010 Family Trust, (vii) JCG 2016 Holdings, LP, (viii) Goff MCEP Holdings, LLC, (ix) Goff MCEP II, LP, (x) Goff Focused Energy Strategies, LP and (xi) The Goff Family Foundation; and
•the Henry Investor Agreement;

2.reviewed certain publicly available business and financial information relating to Vital and Crescent that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Vital and Crescent;
3.reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Vital and Crescent made available to Houlihan Lokey by Vital and Crescent, including (i) financial projections (and adjustments thereto) prepared by or discussed with the management of Vital and Crescent, as further adjusted by management of Vital with respect to Crescent, relating to Vital and Crescent for the fiscal years ending 2025 through 2029, (ii) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Merger, all as prepared by the management of Crescent, as further adjusted by management of Vital (the “Synergies”), and (iii) certain information regarding Vital and Crescent’s proven and unproven reserves prepared by Vital and Crescent (the “Reserve Information”);
4.spoke with certain members of the management of each of Vital and Crescent and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Vital and Crescent, the Merger and related matters;
5.compared the financial and operating performance of Vital and Crescent with that of other public companies that Houlihan Lokey deemed to be relevant;
6.considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
7.reviewed the current and historical market prices and trading volume for certain of Vital’s and Crescent’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;
8.compared the relative contributions of Vital and Crescent to certain financial statistics of the combined company on a pro forma basis;
9.reviewed certain potential pro forma financial effects of the Merger on earnings per share, cash flow per share, capitalization and financial ratios of Vital and Crescent; and
10.conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, managements of Vital and Crescent advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) and Reserve Information reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Vital and Crescent, as adjusted by management of Vital, and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or Reserve Information or the assumptions on which they are based. Furthermore, upon the advice of the management of Vital, Houlihan Lokey assumed that the estimated Synergies reviewed by Houlihan Lokey have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Crescent, as further adjusted by management of Vital, and that the Synergies will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such Synergies or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Vital or Crescent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Vital or Crescent, or otherwise have an effect on the Merger, Vital or Crescent or any expected benefits of the Merger that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of Vital, that any adjustments to the Exchange Ratio pursuant to the Merger Agreement will not be material to Houlihan Lokey’s analyses or its opinion.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Vital, Crescent or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation (other than with respect to the Reserve Information). Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Vital or Crescent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Vital or Crescent is or may be a party or is or may be subject.
Houlihan Lokey’s opinion was furnished for the use of the Vital Board (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without Houlihan Lokey’s express, prior written consent. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to the Vital Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.
Houlihan Lokey was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Vital Board, Vital, Crescent, their respective security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Vital, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for Vital or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of Vital’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Vital’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Vital, Crescent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of Vital, Crescent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger or fees to be paid to any affiliates of parties to the Merger in connection therewith, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Vital Board, on the assessments by the Vital Board, Vital, Crescent and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Vital, Crescent and the Merger or otherwise.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No Vital, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Vital, Crescent or the proposed transaction and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by the management of Vital, Crescent and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Vital and Crescent. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Vital Board in evaluating the proposed transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Exchange Ratio or of the views of the Vital Board or management with respect to the Merger or the Exchange Ratio. The type and amount of consideration payable in the Merger were determined through negotiation between Vital and Crescent, and the decision to enter into the Merger Agreement was solely that of the Vital Board.
Financial Analyses
In preparing its opinion to the Vital Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.
The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Vital Board on August 24, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.
For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:
•Enterprise Value – generally, the value as of a specified date of the relevant Vital’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of Vital) plus the amount of its net debt (the amount of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).
•Adjusted EBITDAX – generally, the amount of the relevant Vital’s earnings before interest, taxes, depreciation, depletion and amortization, adjusted for certain non-recurring items, for a specified time period.
•NAV.
•WACC.
Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of Vital Common Stock, Crescent Class A Common Stock and the common stock of the selected companies listed below as of August 22, 2025, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. Unless the context indicates otherwise, the estimates of the future financial and operating performance for (i) Vital were based on estimates provided by Vital management, (ii) Crescent were based on estimates provided by Crescent management as adjusted by Vital management and (iii) the selected companies were based on certain publicly available research analyst estimates for those companies.
Selected Companies Analysis (Vital). Houlihan Lokey reviewed certain data for selected exploration and production companies focused on the Permian Basin and other liquids rich basins, with publicly traded equity securities, that Houlihan Lokey deemed relevant for Vital.
The financial data reviewed included:
•Enterprise value as a multiple of estimated Calendar Year (“CY”) 2025 Adjusted EBITDAX; and
•Enterprise value as a multiple of estimated CY 2026 Adjusted EBITDAX.
The selected companies and resulting low, high, median and mean financial data included the following for Vital analysis:
•Chord Energy Corporation
•Civitas Resources, Inc.
•Coterra Energy Inc.
•Crescent Energy Company
•Devon Energy Corporation
•Diamondback Energy, Inc.
•HighPeak Energy, Inc.
•Matador Resources Company
•Permian Resources Corporation
•SM Energy Company

Enterprise Value /
	CY 2025E	CY 2026E
All Selected Companies	Adj. EBITDAX	Adj. EBITDAX
Low	2.6x	2.7x
High	6.0x	6.0x
Median	3.6x	3.6x
Mean	3.7x	3.7x
Taking into account the results of the selected companies analysis for Vital, Houlihan Lokey applied selected multiple ranges of (i) 2.25x to 2.75x estimated CY 2025 Adjusted EBITDAX and (ii) 2.50x to 3.00x estimated CY 2026 Adjusted EBITDAX to corresponding financial data for Vital. The selected companies analysis indicated an implied per share value reference range of (i) $12.79 to $30.06 based on the selected range of multiples of estimated CY 2025 Adjusted EBITDAX and (ii) $8.28 to $22.92 based on the selected range of multiples of estimated CY 2026 Adjusted EBITDAX.
The selected companies analysis indicated an implied per share exchange ratio reference range of (i) 1.140x to 4.040x based on the selected range of multiples of estimated CY 2025 Adjusted EBITDAX and (ii) 0.662x to 2.598x based on the selected range of multiples of estimated CY 2026 Adjusted EBITDAX, in each case as compared to the proposed Exchange Ratio of 1.9062x shares of Crescent Class A Common Stock for each share of Vital Common Stock provided for in the Merger pursuant to the Merger Agreement. Houlihan Lokey calculated such implied per share exchange ratio reference ranges as follows: the low end of the implied per share exchange ratio reference range was calculated by dividing the low end of the implied per share value reference range of Vital Common Stock by the high end of the implied per share value reference range of Crescent Class A Common Stock, and the high end of the implied per share exchange ratio reference range was calculated by dividing the high end of the implied per share value reference range of Vital Common Stock by the low end of the implied per share value reference range of Crescent Class A Common Stock.
Selected Companies Analysis (Crescent). Houlihan Lokey reviewed certain data for selected exploration and production companies focused on the Eagle Ford or other liquids rich basins, with publicly traded equity securities, that Houlihan Lokey deemed relevant for Crescent.
The financial data reviewed included:
•Enterprise value as a multiple of estimated CY 2025 Adjusted EBITDAX; and
•Enterprise value as a multiple of estimated CY 2026 Adjusted EBITDAX.
The selected companies and resulting low, high, median and mean financial data included the following for the Crescent analysis:
•Baytex Energy Corp.
•Civitas Resources, Inc.
•Magnolia Oil & Gas Corporation
•SM Energy Company
•Vital Energy Inc

Enterprise Value /
	CY 2025E	CY 2026E
All Selected Companies	Adj. EBITDAX	Adj. EBITDAX
Low	2.2x	2.4x
High	5.2x	5.0x
Median	2.6x	2.7x
Mean	3.0x	3.1x
Taking into account the results of the selected companies analysis for Crescent, Houlihan Lokey applied selected multiple ranges of (i) 2.75x to 3.25x estimated CY 2025 Adjusted EBITDAX and (ii) 3.00x to 3.50x estimated CY 2026 Adjusted EBITDAX to corresponding financial data for Crescent. The selected companies analysis indicated an implied per share reference range of (i) $7.44 to $11.22 based on the selected range of multiples of estimated CY 2025 Adjusted EBITDAX and (ii) $8.82 to $12.52 based on the selected range of multiples of estimated CY 2026 Adjusted EBITDAX (such per share value reference ranges were used to calculate the implied per share exchange ratio reference ranges noted in the corresponding section of the “Selected Companies Analysis (Vital)” noted on page 107).
Selected Transactions Analysis (Vital). Houlihan Lokey considered certain financial terms of certain exploration and production precedent transactions in the Permian Basin across the following groups (i) transactions located in the Permian Basin (“Corporate Permian”) and (ii) other transactions located in the Permian Basin (“Other Permian”). The financial data reviewed included transaction value as a multiple of estimated Adjusted EBITDAX.
The financial data reviewed included:
•Transaction value as a multiple of estimated Adjusted EBITDAX.
The selected transactions and resulting low, high, median and mean financial data included the following:

Date Announced	Buyer	Seller
Corporate Permian
5/3/25	Riley Exploration Permian Inc	Silverback Exploration II LLC
11/13/24	Coterra Energy Inc	Franklin Mountain Energy; Avant Natural Resources
6/12/24	Matador Resources Co	Ameredev II LLC
2/12/24	Diamondback Energy Inc	Endeavor Energy Resources LP
1/4/24	APA Corp	Callon Petroleum Co
12/11/23	Occidental Petroleum Corp	CrownRock LP
10/11/23	ExxonMobil	Pioneer Natural Resources
8/21/23	Permian Resources Corp	Earthstone Energy Inc
6/20/23	Civitas Resources Inc	Hiberia Energy III LLC
6/15/23	Earthstone Energy Inc; Northern Oil and Gas Inc	Novo Oil & Gas Holdings LLC
5/3/23	Callon Petroleum Co	Percussion Petroleum II LLC
4/3/23	Ovintiv Inc	Black Swan Oil & Gas LLC, PetroLegacy Energy II LLC, Piedra Energy III LLC
1/24/23	Matador Resources	Advance Energy Partners LLC
5/19/22	Centennial Resource Development	Colgate Operating LLC
8/4/21	Callon Petroleum	Primexx Energy Partners Ltd, BPP Acquisition LLC
4/1/21	Pioneer Natural Resources	DoublePoint Energy LLC

Date Announced	Buyer	Seller
Other Permian
2/26/25	Ring Energy Inc	Lime Rock Resources IV LP
2/18/25	Diamondback Energy Inc	Double Eagle IV Midco LLC
7/29/24	Permian Resources Corp	Occidental Petroleum
7/28/24	Vital Energy Inc; Northern Oil and Gas Inc	Point Energy Partners II LLC
10/4/23	Civitas Resources Inc	Vitol Inc
9/13/23	Vital Energy Inc	Tall City Property Holdings III LLC; Henry Resources LLC; Maple Energy Holdings LLC
5/12/23	Vital Energy Inc; Northern Oil and Gas Inc	Forge Energy II LLC
11/16/22	Diamondback Energy	Lario Oil & Gas Co
10/11/22	Diamondback Energy	Firebird Energy LLC
7/5/22	Ring Energy	Stronghold Energy II Oper LLC
6/28/22	Earthstone Energy	Titus Oil & Gas
4/27/22	HighPeak Energy Holdings LLC	Hannathon Petroleum LLC, Undisclosed Seller
2/15/22	HighPeak Energy Holdings LLC	Alamo Borden County II LLC, Alamo Borden County III LLC, Alamo Borden County IV LLC
1/31/22	Earthstone Energy	Bighorn Permian Resources LLC
1/28/22	Maverick Natural Resources LLC	ConocoPhilips
12/16/21	Earthstone Energy	Chisholm Energy Holdings LLC
11/3/21	Continental Resources	Pioneer Natural Resources
9/20/21	ConocoPhillips	Shell
5/20/21	Percussion Petroleum Operating LLC	Oasis Petroleum

Transaction Value / EBITDA
	Corporate Permian	Other Permian
Low	2.3x	1.9x
High	6.3x	5.2x
Mean	3.8x	3.1x
Median	3.2x	3.1x
25th Percentile	2.9x	2.8x
75th Percentile	4.9x	3.4x
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 2.25x to 2.75x estimated Adjusted EBITDAX to corresponding financial data for Vital. The selected transactions analysis indicated an implied per share value reference range of $10.77 to $28.04 based on the selected range of multiples of estimated Adjusted EBITDAX.
The selected transactions analysis indicated an implied per share exchange ratio reference range of 0.874x to 3.277x based on the selected range of multiples of estimated Adjusted EBITDAX, as compared to the proposed Exchange Ratio of 1.9062x shares of Crescent Class A Common Stock for each share of Vital Common Stock provided for in the Merger pursuant to the Merger Agreement. Houlihan Lokey calculated such implied per share exchange ratio reference ranges as follows: the low end of the implied per share exchange ratio reference range was calculated by dividing the low end of the implied per share value reference range of Vital Common Stock by the high end of the implied per share value reference range of Crescent Class A Common Stock, and the high end of the implied per share exchange ratio reference range was calculated by dividing the high end of the implied per share value reference range of Vital Common Stock by the low end of the implied per share value reference range of Crescent Class A Common Stock.
Selected Transactions Analysis (Crescent). Houlihan Lokey considered certain financial terms of certain exploration and production multi-basin corporate precedent transactions and certain exploration and production precedent transactions across the following groups (i) transactions located outside the Permian Basin (“Corporate Non-Permian”), (ii) transactions located in the Eagle Ford Basin (“Eagle Ford”) and (iii) transactions located in the Rockies Basin (“Rockies”). The financial data reviewed included transaction value as a multiple of estimated Adjusted EBITDAX.
The financial data reviewed included:
•Transaction value as a multiple of estimated Adjusted EBITDAX.
The selected transactions and resulting low, high, median and mean financial data included the following:

Corporate Non-Permian
1/27/25	Diversified Energy Co PLC	Maverick Natural Resources
12/16/24	Vitesse Energy Inc	Lucero Energy Corp
7/8/24	Devon Energy	Grayson Mill Energy LLC
6/27/24	SM Energy Co; Northern Oil and Gas Inc	XCL Resources LLC
5/29/24	ConocoPhillips	Marathon Oil Corp
5/16/24	Crescent Energy Co	SilverBow Resources Inc
2/21/24	Chord Energy Corp	Enerplus Corp
5/22/23	Chevron	PDC Energy
2/28/23	Baytex Energy Corp	Ranger Oil Corp
4/14/22	SilverBow Resources	Sundance Energy
3/7/22	Oasis Petroleum	Whiting Petroleum
2/28/22	PDC Energy	Great Western Oil & Gas
2/1/22	Civitas Resources Inc	Bison Oil & Gas II
7/26/21	Verdun Oil Co II LLC	EP Energy
7/12/21	Penn Virginia	Lonestar Resources US Inc.
6/7/21	Bonanza Creek Energy; Extraction Oil & Gas	Crestone Peak Resources
5/10/21	Bonanza Creek Energy	Extraction Oil & Gas
Eagle Ford
12/3/24	Crescent Energy Co	Ridgemar Energy Operating LLC
5/16/24	Crescent Energy Co	SilverBow Resources Inc
9/5/23	Magnolia Oil & Gas	Undisclosed Seller
8/14/23	SilverBow Resources	Chesapeake Energy
2/28/23	Baytex Energy Corp	Ranger Oil Corp
8/9/22	Devon Energy	Validus Energy
4/14/22	SilverBow Resources	Sundance Energy
7/12/21	Penn Virginia	Lonestar Resources
Rockies
6/27/24	SM Energy Co; Norther Oil and Gas Inc	XCL Resources LLC
1/11/24	Prairie Operating Co LLC	Nickel Road Operating LLC
2/16/22	Crescent Energy Co	Verdun Oil Co II

2/1/22	Civitas Resources Inc	Bison Oil & Gas II
4/6/21	Vaquero Energy Inc	Bainbridge Uinta LLC

Transaction Value / EBITDA
	Corporate Non-Permian	Eagle Ford	Rockies
Low	1.7x	2.0x	1.7x
High	4.4x	3.5x	4.2x
Mean	3.0x	2.6x	2.6x
Median	3.0x	2.7x	2.4x
25th Percentile	2.5x	2.1x	1.8x
75th Percentile	3.7x	2.9x	3.5x
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 3.00x to 3.50x estimated Adjusted EBITDAX to corresponding financial data for Crescent. The selected transactions analysis indicated an implied per share reference range of $8.56 to $12.33 based on the selected range of multiples of estimated Adjusted EBITDAX (such per share value reference range was used to calculate the implied per share exchange ratio reference range noted in the corresponding section of the “Selected Transactions Analysis (Vital)” noted on page 109).
Discounted Cash Flow Analysis (Vital). Houlihan Lokey performed discounted cash flow analyses of Vital based on (i) the present value of the future pre-tax cash flows associated with Vital’s reserves expected to be generated from Vital’s assets to be developed on a stand-alone, status quo basis, as adjusted for certain corporate items (the “Vital NAV DCF Analysis”) and (ii) the present value of the future unlevered post-tax cash flows associated with the reserves expected to be generated from Vital’s assets to be developed on a stand-alone, status quo basis (the “Vital Corporate DCF Analysis”).
In conducting Vital NAV DCF Analysis, Houlihan Lokey applied risk adjusted discounted rates (“RADRs”) by reserve classification to the (i) NYMEX Strip Pricing, (ii) a premium of 10% applied to NYMEX Strip Pricing after 18 months (“Strip +10% Pricing”) and (iii) a discount of 10% applied to NYMEX Strip Pricing after 18 months (“Strip -10% Pricing”), in each of the foregoing, of Vital. Vital NAV DCF Analysis indicated an implied per share value reference range of (i) $8.13 to $24.93 based on Strip Pricing, (ii) $23.01 to $44.29 based on Strip +10% Pricing and (iii) $0.00 to $7.15 based on Strip -10% Pricing.
Vital NAV DCF Analysis indicated an implied per share exchange ratio reference range of (i) 0.839x to 4.423x based on Strip Pricing, (ii) 1.600x to 4.670x based on Strip +10% Pricing and (iii) 0.000x to 3.078x based on Strip -10% Pricing, in each case as compared to the proposed Exchange Ratio of 1.9062x shares of Crescent Class A Common Stock for each share of Vital Common Stock provided for in the Merger pursuant to the Merger Agreement. Houlihan Lokey calculated such implied per share exchange ratio reference ranges as follows: the low end of the implied per share exchange ratio reference range was calculated by dividing the low end of the implied per share value reference range of Vital Common Stock by the high end of the implied per share value reference range of Crescent Class A Common Stock, and the high end of the implied per share exchange ratio reference range was calculated by dividing the high end of the implied per share value reference range of Vital Common Stock by the low end of the implied per share value reference range of Crescent Class A Common Stock.
In conducting Vital Corporate DCF Analysis, Houlihan Lokey calculated terminal values for Vital by applying a range of terminal multiples of 2.25x to 2.75x to Vital’s CY 2029 estimated Adjusted EBITDAX. The present values of Vital’s projected future cash flows and terminal values were then calculated using discount rates ranging from 9.75% to 10.75%. Vital Corporate DCF Analysis indicated an implied per share value reference range of $16.12 to $28.79 based on the range of terminal multiples of Vital’s CY 2029 estimated Adjusted EBITDAX.
Vital Corporate DCF Analysis indicated an implied per share exchange ratio reference range of 1.117x to 2.580x, as compared to the proposed Exchange Ratio of 1.9062x shares of Crescent Class A Common Stock for each share of Vital Common Stock provided for in the Merger pursuant to the Merger Agreement. Houlihan Lokey calculated such implied per share exchange ratio reference ranges as follows: the low end of the implied per share exchange ratio reference range was calculated by dividing the low end of the implied per share value reference range of Vital Common Stock by the high end of the implied per share value reference range of Crescent Class A Common Stock, and the high end of the implied per share exchange ratio reference range was calculated by dividing the high end of the implied per share value reference range of Vital Common Stock by the low end of the implied per share value reference range of Crescent Class A Common Stock.
Discounted Cash Flow Analysis (Crescent). Houlihan Lokey performed discounted cash flow analyses of Crescent based on (i) the present value of the future pre-tax cash flows associated with Crescent’s reserves expected to be generated from Crescent’s assets to be developed on a stand-alone, status quo basis, as adjusted for certain corporate items (the “Crescent NAV DCF Analysis”) and (ii) the present value of the future unlevered post-tax cash flows associated with the reserves expected to be generated from Crescent’s assets to be developed on a stand-alone, status quo basis (the “Crescent Corporate DCF Analysis”).
In conducting the Crescent NAV DCF Analysis, Houlihan Lokey applied RADRs by reserve classification to the (i) NYMEX Strip Pricing, (ii) Strip +10% Pricing and (iii) Strip -10% Pricing, in each of the foregoing, of Crescent. The Crescent NAV DCF Analysis for Crescent indicated an implied per share reference range of (i) $5.64 to $9.69 based on Strip Pricing, (ii) $9.48 to $14.38 based on Strip +10% Pricing and (iii) $2.32 to $5.25 based on Strip -10% Pricing (such per share value reference ranges were used to calculate the per share implied exchange ratio reference ranges noted in the corresponding section of the “Discounted Cash Flow Analysis (Vital)” noted on page 79).
In conducting the Crescent Corporate DCF Analysis, Houlihan Lokey calculated terminal values for Crescent by applying a range of terminal multiples of 2.75x to 3.25x to Crescent’s CY 2029 estimated Adjusted EBITDAX. The present values of Crescent’s projected future cash flows and terminal values were then calculated using discount rates ranging from 9.00% to 10.00%. The Crescent Corporate DCF Analysis indicated an implied per share reference range of $11.16 to $14.44 based on the range of terminal multiples of Crescent’s CY 2029 estimated Adjusted EBITDAX (such per share value reference range was used to calculate the implied per share exchange ratio reference range noted in the corresponding section of the “Discounted Cash Flow Analysis (Vital)” noted on page 79).
Other Information
Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the following:
Premiums Paid Analysis. Houlihan Lokey compared the premiums paid in twenty-six precedent corporate exploration and production transactions. In conducting this analysis, Houlihan Lokey calculated implied premiums in select precedent transactions using each of the 1-day, 15-day and 30-day VWAP, compared to those implied in the Merger based on the Exchange Ratio and the closing price of Vital Common Stock as of August 22, 2025.
Merger implied premiums of 20.0%, 24.0%, and 15.0% based on Vital’s 1-Day, 15-Day VWAP, and 30-Day VWAP, respectively, compared to the following summary statistics observed in the analysis:

	Implied Transaction Premiums
	1-Day	15-Day VWAP	30-Day VWAP
Low	-5.0%	-3.7%	-4.8%
High	18.3%	21.1%	28.0%
Mean	7.0%	8.8%	10.9%
Median	7.4%	9.0%	10.8%
25th Percentile	0.9%	4.3%	4.8%
75th Percentile	13.9%	14.1%	17.0%

Present Value of Price Targets. Houlihan Lokey also reviewed publicly available research analysts’ price targets published for Vital and Crescent. For the illustrative analysis, Houlihan Lokey calculated the implied present values of the respective Vital and Crescent price targets based on the respective companies’ implied cost of equity and projected dividends.
Houlihan Lokey calculated the implied per share exchange ratio reference ranges as follows: the twenty-fifth (25th) percentile of Vital present value price targets divided by the seventy-fifth (75th) percentile of Crescent present value price targets, the median of Vital present value price targets divided by the median of Crescent present value price targets and the seventy-fifth (75th) percentile of Vital present value price targets divided by the twenty fifth (25th) percentile of Crescent present value price targets.
The present values of the twenty-fifth (25th) percentile, seventy-fifth (75th) percentile and median price targets for each of Vital and Crescent and the resulting implied per share exchange ratios are summarized below:

	Implied Exchange Ratio Calculation
	Vital 25th Percentile / Crescent 75th Percentile	Vital Median / Crescent Median	Vital 75th Percentile /Crescent 25th Percentile
Present Value of Vital Price Targets	$15.60	$19.07	$23.84
Present Value of Crescent Price Targets	$13.80	$13.35	$12.91
Implied Exchange Ratio	1.131x	1.428x	1.847x
Miscellaneous
Houlihan Lokey was engaged by Vital to act as its financial advisor in connection with the Merger and provide financial advisory services, including an opinion to the Vital Board as to whether, as of the date thereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement was fair to the holders of Vital Common Stock (other than the holders of Excluded Shares) from a financial point of view. Vital engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the terms of its engagement by Vital, Houlihan Lokey became entitled to an opinion fee of $3,000,000 upon the rendering of its opinion (regardless of the conclusion reached therein). Houlihan Lokey also acted as financial advisor to Vital in connection with, and participated in certain of the negotiations leading to, certain potential transactions and the Merger and will receive a fee for such services in connection with the Merger, which is currently estimated to be approximately $15,000,000, which is contingent upon the closing of the Merger. Vital also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Vital, Crescent or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.
Houlihan Lokey and certain of its affiliates may have in the past provided and, may currently be providing investment banking, financial advisory and/or other financial or consulting services to Vital and may have in the past provided, may currently be providing investment banking, financial advisory and/or other financial or consulting services to KKR, an affiliate of Crescent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, KKR (collectively, with KKR, the “KKR Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted in assisting in identifying and analyzing certain strategic alternatives available to Vital, (ii) having acted as financial advisor to Vital in connection with its acquisitions of Henry Resources, LLC, Maple Energy Holdings, LLC, Tall City Exploration, and Point Energy Partners, (iii) having acted as financial advisor to KKR in connection with its acquisition of Marmic Fire & Safety, which closed in July 2024, (iv) having acted as financial advisor to Axel Springer, a member of the KKR Group, in connection with the sale of finanzen.net Group, which transaction closed in January 2025, (v) having acted as financial advisor to Foodco Bondco, a member of the KKR Group, in connection with certain financing alternatives which occurred in 2024, (vi) having acted as financial advisor to an ad hoc group of lenders, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to a borrower in connection with a recapitalization transaction, which concluded in March 2024, (vii) having acted as financial advisor to a lender group, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to Flint Group in connection with a recapitalization transaction, which closed in September 2023, (viii) having acted as financial advisor to a lender group, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to Mobileum in connection with its chapter 11 bankruptcy proceedings, which closed in September 2023, and (ix) having acted as financial advisor to BrightView Holdings, Inc., a member of the KKR Group, in connection with a preferred stock issuance transaction, which closed in August 2023. Based on a review of its information management systems, Houlihan Lokey and its affiliates received aggregate fees of approximately $25 million during the two years prior to the date of its opinion for the services described in the foregoing clause (ii) and approximately $45 million for the services described in the foregoing clauses (iii)-(ix). The potential fees from Houlihan Lokey’s current engagements the KKR Group in connection with unrelated potential transactions cannot be currently quantified, though if such transactions were to be consummated, Houlihan Lokey could recognize compensation in an amount in excess of the fees payable to Houlihan Lokey for the rendering of its services to Vital. In addition, in the course of its review, Houlihan Lokey also identified certain current engagements with certain members of the KKR Group in connection with transactions unrelated to the Merger for which Houlihan Lokey and/or its affiliates could receive compensation, including providing certain merger and acquisition and strategic advisory services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Vital, Crescent, members of the KKR Group, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by KKR, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the KKR Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Vital, Crescent, members of the KKR Group other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey also acted as financial advisor to Vital in connection with, and participated in certain of the negotiations leading to, certain potential transactions and the Merger and will receive a fee for such services in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. In addition, Houlihan Lokey will receive a fee for rendering its opinion, which is not contingent upon the successful completion of the Merger or any conclusions set forth in its opinion. Vital agreed to reimburse certain of Houlihan Lokey expenses and to indemnify Houlihan Lokey and certain related parties for certain potential liabilities arising out of Houlihan Lokey’s engagement.
Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent
Crescent as a matter of course does not make public long-term projections as to its future production, sales, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Crescent is including the following summary of the unaudited prospective financial and operating information from Crescent management’s projections for Crescent and Vital solely because that information was made available to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid. Financial projections for Crescent were prepared by the management of Crescent and certain financial projections for Vital were prepared by the management of Vital and modified by the management of Crescent and each approved for the use of Jefferies and Intrepid by the management of Crescent, the Crescent Board and the Crescent Special Committee. The inclusion of the below information should not be regarded as an indication that any of Crescent, Vital, Jefferies, Intrepid, Houlihan Lokey, J.P. Morgan or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.
The summary of the unaudited prospective financial and operating information below is not included to influence the decision of Crescent stockholders or Vital stockholder whether to vote to approve the Mergers, the Crescent Stock Issuance or any other proposal to be considered at the special meetings, but is provided solely because it was made available to the Crescent Board and Crescent’s financial advisor in connection with the Mergers. The inclusion of the below information should not be regarded as an indication that any of Crescent, Vital, their respective advisors or other representatives or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
This information was prepared solely for internal use and is subjective in many respects. While presented with numerical specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Crescent’s or Vital’s management, including, among others, Crescent’s and/or Vital’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Crescent and Vital operate, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information.”
The unaudited prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Crescent can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial and operating information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information.”
The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Crescent’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Crescent contained in its Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Crescent, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Crescent can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Crescent does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the Mergers under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Crescent or Vital of the Mergers, the effect on Crescent or Vital of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers. Further, the unaudited prospective financial and operating information does not take into account the effect on Crescent or Vital of any possible failure of the Mergers to occur. None of Crescent, Vital or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Crescent’s or Vital’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Crescent, Vital or their respective advisors or other representatives or any other person that it is viewed as material information of Crescent or Vital, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Crescent stockholders and Vital stockholders are cautioned not to place undue reliance on such information and are encouraged to review Crescent’s and Vital’s most recent SEC filings for a description of Crescent’s and Vital’s respective reported financial results. See the section entitled “Where You Can Find More Information.”
Crescent Forecasts for Crescent
In preparing the prospective financial and operating information described below regarding Crescent, the management team of Crescent used the following oil, natural gas and natural gas liquids prices, based on Wall Street consensus pricing as of August 18, 2025.
Wall Street consensus pricing as of August 18, 2025

	2025E	2026E	2027E	2028E	2029E
Oil (WTI) ($/bbl)	$64.30	$63.95	$65.41	$67.01	$65.56
Natural Gas (Henry Hub) ($/MMBtu)	$3.68	$4.07	$3.93	$3.78	$3.84
Crude Oil Realized Pricing ($ / Bbl)	$62.65	$61.50	$62.83	$64.06	$62.45
Natural Gas Realized Pricing ($ / Mcf)	$3.10	$3.41	$3.30	$3.16	$3.25
Natural Gas Liquids Realized Pricing ($ / Bbl)	$21.74	$19.51	$20.04	$20.43	$19.82
The following tables sets forth certain summarized prospective financial and operating information regarding Crescent for 2025 through 2029, as described below, prepared by Crescent management using the referenced commodity price assumptions and provided by Crescent’s management to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid.

(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Oil (MMBbl)	37.6	37.1	38.1	40.1	38.1
Gas (Bcf)	233.8	241.1	230.6	217.0	214.8
NGLs (MMBbl)	17.0	17.2	17.5	17.8	18.1
Net Production (MMBoe)	93.6	94.5	93.9	94.1	92.0
Average Daily Total Rate (MBoe/d)	256.4	259.0	257.4	257.1	252.0
EBITDA(1)	$2,028	$2,017	$2,122	$2,246	$2,092
Capital Expenditures	907	934	933	901	900
Levered Free Cash Flow(2)	842	785	871	1,021	908
Operating Cash Flows	1,750	1,720	1,804	1,922	1,808
__________________
(1)EBITDA is calculated as Total Revenue less Lease Operating Expenses, Gas Gathering, Processing & Transportation, Production Taxes, Cash General and Administrative (“G&A”) and Other Operating Expenses.
(2)Levered Free Cash Flow is calculated as EBITDA less Net Interest Expense, Cash Taxes and Capital Expenditures.
Crescent Forecasts for Vital
In preparing the prospective financial and operating information described below for Vital, the management team of Crescent used the following oil, natural gas and natural gas liquids prices, based on Wall Street consensus pricing as of August 18, 2025.
Wall Street consensus pricing as of August 18, 2025

	2025E	2026E	2027E	2028E	2029E
Oil (WTI) ($/bbl)	$64.30	$63.95	$65.41	$67.01	$65.56
Natural Gas (Henry Hub) ($/MMBtu)	$3.68	$4.07	$3.93	$3.78	$3.84
Crude Oil Realized Pricing ($ / Bbl)	$66.99	$64.76	$65.37	$66.64	$65.26
Natural Gas Realized Pricing ($ / Mcf)	$1.07	$1.52	$2.22	$2.05	$2.29
Natural Gas Liquids Realized Pricing ($ / Bbl)	$16.25	$16.38	$15.92	$15.18	$14.86
The following table sets forth certain summarized prospective financial and operating information regarding Vital for 2025 through 2029, as described below, prepared by the management of Vital and modified by the management of Crescent using, among other things, the referenced commodity price assumptions and provided by Crescent’s management to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid.

(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Oil (MMBbl)	22.6	18.8	16.0	13.9	12.6
Gas (Bcf)	78.2	68.8	61.6	55.2	51.0
NGLs (MMBbl)	13.9	12.1	10.9	9.7	9.0
Net Production (MMBoe)	49.5	42.4	37.1	32.8	30.1
Average Daily Total Rate (MBoe/d)	135.6	116.2	101.8	89.7	82.3
EBITDA(1)	$1,291	$926	$820	$762	$685
Capital Expenditures	822	314	288	232	237
Levered Free Cash Flow(2)	283	470	403	385	314
Operating Cash Flows	1,105	784	691	617	551
__________________
(1)EBITDA is calculated as Total Revenue less Lease Operating Expenses, Gas Gathering, Processing & Transportation, Production Taxes, Cash G&A and Other Operating Expenses.

(2)Levered Free Cash Flow is calculated as EBITDA less Net Interest Expense, Cash Taxes and Capital Expenditures.
Certain Vital Unaudited Prospective Financial and Operating Information
Vital Forecasted Financial Information
Vital as a matter of course does not make public long-term forecasts or internal projections as to future production, revenues, sales, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the Vital Board’s evaluation of the proposed Mergers, Vital management prepared and provided to the Vital Board certain unaudited prospective financial and operating information relating to Vital on a standalone basis for the fiscal years ending December 31, 2025 through December 31, 2029, which is referred to as the “Vital Projections for Vital,” and certain unaudited prospective financial and operating information relating to Crescent for the fiscal years ending December 31, 2025 through December 31, 2029, which is referred to as the “Vital Projections for Crescent.” The Vital Projections for Vital were prepared under the supervision of Vital management on a consistent basis as regular prospective financial and operating information prepared under the supervision of Vital management in the ordinary course of Vital’s financial forecasting, planning and budgeting, updated for the most recently available information and assumptions. The Vital Projections for Crescent were prepared under the supervision of Vital management after reviewing unaudited prospective financial, operating information and reserves data of Crescent provided to them by Crescent, as subsequently adjusted by Vital management to reflect a more current commodity pricing case and adjustment to general and administrative expenses to reflect incremental stock based compensation expenses, described under “Certain Unaudited Prospective Financial and Operating Information-Crescent Forecasted Financial Information.” Vital authorized its financial advisor, Houlihan Lokey, to use and rely upon the Vital Projections for Vital and the Vital Projections for Crescent in connection with its financial analyses and its opinion described in the section entitled “The Mergers-Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor.” Certain other unaudited prospective financial, operating information and reserves data relating to Vital also was provided to Crescent and its financial advisor.
The summary of the unaudited prospective financial and operating information below is not included to influence the decision of Vital stockholders or Crescent stockholders whether to vote to approve the Mergers, the Crescent Stock Issuance or any other proposal to be considered at the special meetings, but is provided solely because it was made available to the Vital Board and Vital’s financial advisor in connection with the Mergers. The inclusion of the below information should not be regarded as an indication that any of Vital, Crescent, their respective advisors or other representatives or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
This information was prepared solely for internal use and is subjective in many respects. While presented with numerical specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Vital’s or Crescent’s management, including, among others, Vital’s and/or Crescent’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Vital and Crescent operate, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information.”
The unaudited prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Vital can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial and operating information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information.”
The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Vital’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Vital contained in its Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Vital, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Vital can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Vital does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the Mergers under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Vital or Crescent of the Mergers, the effect on Vital or Crescent of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers. Further, the unaudited prospective financial and operating information does not take into account the effect on Vital or Crescent of any possible failure of the Mergers to occur. None of Vital, Crescent or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Vital’s or Crescent’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Vital, Crescent or their respective advisors or other representatives or any other person that it is viewed as material information of Vital or Crescent, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Vital stockholders and Crescent stockholders are cautioned not to place undue reliance on such information and are encouraged to review Vital’s and Crescent’s most recent SEC filings for a description of Vital’s and Crescent’s respective reported financial results. See the section entitled “Where You Can Find More Information.”

Vital Management Projections for Vital
In preparing the prospective financial and operating information described below, the management team of Vital used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of August 4, 2025 (amounts may reflect rounding):

	NYMEX Strip Pricing
	2025E	2026E	2027E	2028E	2029E
Commodity Prices
Crude Oil ($/Bbl)	$66.30	$62.73	$62.20	$62.30	$62.41
Natural Gas ($/MMBtu)	$3.42	$3.92	$3.86	$3.78	$3.66
In addition to the assumptions with respect to commodity prices, the Vital Projections for Vital are based on various other assumptions, including, but not limited to, the following principal assumptions: that Vital capital plans over such period would be expected to hold oil production roughly flat and that Vital would undertake no further acquisitions or divestitures resulting in the addition or disposition beyond its present asset base. The Vital Projections for Vital also reflect assumptions regarding the continuing nature of ordinary course operations that may be subject to change.
The following table presents selected unaudited forecasted financial and operating information of Vital contained in the Vital Projections for Vital:

	Fiscal Year Ending December 31, (1)
(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Total Net Production (MMboe)	50.5	49.0	49.1	50.9	51.5
Average Daily Net Production (Mboe/d)	138.4	134.1	134.6	139.2	141.2
Total Unhedged Revenue (2)	$1,847.9	$1,809.2	$1,831.9	$1,879.9	$1,810.8
Total Hedged Revenue (3)	$2,039.9	$1,848.4	$1,814.6	$1,879.9	$1,810.8
Adjusted EBITDAX (4)	$1,336.4	$1,133.0	$1,143.8	$1,250.7	$1,203.2
Total Capital Expenditures	$884.6	$891.2	$880.3	$840.8	$855.3
Unlevered Free Cash Flow (5)	$451.8	$241.7	$263.5	$409.9	$347.9
__________________
(1)Projections based on forward NYMEX Oil, Gas, and Basis strip pricing as of market August 8, 2025.
(2)Total Unhedged Revenue is defined as Net Oil Production multiplied by Average Realized Oil Price plus Net Gas Production multiplied by Average Realized Gas Price plus Net NGL Production multiplied by Average Realized NGL Price.
(3)Total Hedged Revenue is defined as Total Unhedged Revenue plus Realized Hedge Gain (Loss) plus Other Operating Income.
(4)Adjusted EBITDAX is defined as -Total Hedged Revenue less Lease Operating Expenses and Workover Expenses less Marketing, Gathering, Processing and Transportation less Production and Ad Valorem Taxes less General and Administrative less Other Income (Expense) less Adjustments.
(5)Unlevered Free Cash Flow is defined as Adjusted EBITDAX less Income Taxes less Capital Expenditures.
Vital Management Projections for Crescent
In preparing the prospective financial and operating information described below, the management team of Vital used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of August 4, 2025 (amounts may reflect rounding):

	NYMEX Strip Pricing
	2025E	2026E	2027E	2028E	2029E
Commodity Prices
Crude Oil ($/Bbl)	$65.98	$62.14	$61.72	$62.00	$62.24
Natural Gas ($/MMBtu)	$3.37	$3.94	$3.86	$3.77	$3.66

In addition to the assumptions with respect to commodity prices, the Vital Projections for Crescent are based on various other assumptions, including, but not limited to, the following principal assumptions: that Crescent capital plans over such period would be expected to hold oil production roughly flat and that Crescent would undertake no further acquisitions or divestitures resulting in the addition or disposition beyond its present asset base. The Vital Projections for Crescent also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.
The following table presents selected unaudited forecasted financial and operating information of Crescent contained in the Vital Projections for Crescent (amounts may reflect rounding):

	Fiscal Year Ending December 31, (1)
(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Total Net Production (MMboe)	93.6	94.5	93.9	94.1	92.0
Average Daily Net Production (Mboe/d)	256.4	259.0	257.4	257.1	252.0
Total Unhedged Revenue (2)	$3,568.8	$3,471.8	$3,491.1	$3,558.6	$3,412.9
Total Hedged Revenue (3)	$3,679.4	$3,509.3	$3,486.1	$3,558.6	$3,412.9
Adjusted EBITDAX (4)	$1,919.1	$1,877.9	$1,894.2	$1,971.3	$1,859.4
Total Capital Expenditures	$1,765.1	$944.5	$950.2	$915.9	$928.0
Unlevered Free Cash Flow (5)	$151.1	$868.9	$858.5	$930.1	$811.2
__________________
(1)Projections based on forward NYMEX Oil, Gas, and Basis strip pricing as of market August 8, 2025.
(2)Total Unhedged Revenue is defined as Net Oil Production multiplied by Average Realized Oil Price plus Net Gas Production multiplied by Average Realized Gas Price plus Net NGL Production multiplied by Average Realized NGL Price.
(3)Total Hedged Revenue is defined as Total Unhedged Revenue plus Realized Hedge Gain (Loss) plus Other Operating Income.
(4)Adjusted EBITDAX is defined as Total Hedged Revenue less Lease Operating Expenses and Workover Expenses less Marketing, Gathering, Processing and Transportation less Production and Ad Valorem Taxes less General and Administrative less Midstream Expenses less Adjustments.
(5)Unlevered Free Cash Flow is defined as Adjusted EBITDAX less Income Taxes less Capital Expenditures.
VITAL DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL AND OPERATING INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.
Qualifications Regarding Prospective Financial and Operating Information
The Crescent and Vital prospective financial and operating information was prepared by, and is the responsibility of, the management of Crescent and Vital and was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with (i) the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, (ii) the requirements of the SEC, or (iii) generally accepted accounting principles. Deloitte & Touche LLP is the independent registered public accounting firm for Crescent and the independent auditors of Point Energy Partners Operating, LLC and is referred to in this joint proxy statement/prospectus as “Deloitte.” Ernst & Young LLP is the independent registered public accounting firm for Vital and is referred to in this joint proxy statement/prospectus as “EY.” None of Deloitte, EY, BDO USA, P.C. or Weaver and Tidwell, L.L.P., or any other independent accountants, has compiled, examined or performed any procedures with respect to Crescent’s and Vital’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on that information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte, EY and other independent accountants’ reports, including BDO USA, P.C. and Weaver and Tidwell, L.L.P., incorporated into this joint proxy statement/prospectus by reference relate to historical financial and operating information for Crescent, Vital and the acquired assets, respectively. Those reports do not extend to Crescent’s and Vital’s prospective financial and operating information and should not be read to do so.

The summary of Crescent’s and Vital’s prospective financial and operating information is being included in this joint proxy statement/prospectus, not to influence your decision whether to vote for the Vital Proposals, but instead because the prospective financial and operating information was made available to each of the Crescent Board, the Crescent Special Committee and the Vital Board, as applicable, and the respective financial advisors to Crescent and Vital, as applicable, in connection with the Mergers. Inclusion of the prospective financial information should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.
While presented in this joint proxy statement/prospectus with numeric specificity, the information set forth in the summary of Crescent’s and Vital’s prospective financial and operating information contained in this joint proxy statement/prospectus was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Crescent’s and Vital’s management, including, among others, oil and gas activity, commodity prices, demand for natural gas and crude oil and the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs. The assumptions and estimates underlying the prospective financial and operating information are inherently uncertain and, though considered reasonable by the management of the Crescent as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial and operating information. None of this prospective financial and operating information reflects any impact of the Mergers. In addition, since the prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year.
In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly-titled GAAP measures in the respective historical GAAP financial statements of Crescent and Vital. Both Crescent and Vital believe the assumptions in the prospective financial and operating information were reasonable at the time the financial and operating information was prepared, given the information both Crescent and Vital had at the time. However, important factors that may affect actual results and cause the results reflected in Crescent’s and Vital’s prospective financial and operating information not to be achieved include, but are not limited to, risks and uncertainties relating to their respective businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this joint proxy statement/prospectus titled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from the results reflected in Crescent’s and Vital’s prospective financial and operating information. Accordingly, there can be no assurance that the results reflected in the prospective financial and operating information will be realized.
The inclusion of Crescent’s and Vital’s prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that any of Crescent, Jefferies, Intrepid, Vital, Houlihan Lokey or J.P. Morgan or any of their respective affiliates, officers, directors, advisors or other representatives considered or now considers the prospective financial and operating information to be material or predictive of actual future events, and the prospective financial and operating information should not be relied upon as being necessarily indicative of future results. There can be no assurance that, had Crescent’s and Vital’s prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus or the date of the Crescent Special Meeting or the Vital Special Meeting, similar estimates and assumptions would be used. There can also be no assurance that actual results will not differ from the results reflected in the prospective financial and operating information. Furthermore, no obligation is undertaken to update or otherwise revise or reconcile the prospective financial and operating information to reflect circumstances existing after the dates the prospective financial and operating information was generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the prospective financial and operating information are shown to be in error. Crescent and Vital do not intend to make publicly available any update or other revision to the prospective financial and operating information. The prospective financial and operating information for Crescent and Vital does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial and operating information set forth above. None of Crescent or Vital nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Crescent stockholder, Vital stockholder or any other person regarding either Crescent’s or Vital’s ultimate performance compared to the information contained in the prospective financial and operating information or that financial results will be achieved. Vital has made no representation to Crescent, in the Merger Agreement or otherwise, concerning the Vital prospective financial and operating information. Similarly, Crescent has made no representation to Vital, in the Merger Agreement or otherwise, concerning the Crescent prospective financial and operating information.
CRESCENT’S AND VITAL’S PROSPECTIVE FINANCIAL AND OPERATING INFORMATION REPRESENTS POTENTIAL SCENARIOS BASED ON VARYING DEGREES OF SUCCESS. ACCORDINGLY, RESULTS ARE DEPENDENT ON THE OUTCOME OF FUTURE EXPLORATION AND DEVELOPMENT ACTIVITY, WHICH IS SUBJECT TO SIGNIFICANT RISK AND UNCERTAINTY. NEITHER CRESCENT NOR VITAL INTENDS TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THE INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THAT INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.
Regulatory Approvals
The completion of the Mergers is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the Mergers may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the United States Department of Justice (“Antitrust Division”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. For additional information regarding regulatory approvals in connection with the Mergers, see the section entitled “The Merger Agreement-HSR Approval” beginning on page 155.
On September 29, 2025, Crescent and Vital filed their respective notification and report forms with the FTC and the Antitrust Division and requested early termination of the applicable waiting period. Neither Crescent nor Vital is aware of any material governmental approvals or actions that are required for completion of the Mergers other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.
Notwithstanding anything to the contrary in the Merger Agreement, Crescent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Vital or Crescent or their respective subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Vital or Crescent or their respective subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Vital or Crescent or their respective subsidiaries or (v) effectuating any other change or restructuring of Vital or Crescent or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any antitrust authority in connection with any of the foregoing and in the case of actions by or with respect to Vital or its subsidiaries or its or their businesses or assets); provided, however, that any such action may, at the discretion of either party, be conditioned upon consummation of the Mergers to ensure that no governmental entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no antitrust authority with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Mergers as violative of any antitrust law, Crescent and Vital shall take such action, including the foregoing, as may be necessary to avoid, resist or resolve such action. Notwithstanding the foregoing, in no event shall Crescent, Merger Sub LLC or Merger Sub Inc. or Vital be required or permitted to take, or cause to be taken, any action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Crescent and its subsidiaries (including Vital and its subsidiaries), taken as a whole after giving effect to the Closing.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Mergers, to rescind the Mergers or to conditionally permit completion of the Mergers subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Mergers or permitting completion subject to regulatory conditions. There can be no assurance that regulatory authorities will not impose conditions on the completion of the Mergers or require changes to the terms of the transaction. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Interests of Crescent Affiliates in the Mergers
In considering the recommendation of the Crescent Board with respect to the Crescent Proposals, Crescent stockholders should be aware that certain directors and executive officers of Crescent may have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit available for awards to the Manager and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, such individuals may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally.
Specifically, the interests referred to above relate to the following arrangements involving such affiliates and Crescent:
Management Fee. Crescent is party to the Management Agreement pursuant to which it has engaged the Manager to, among other things, manage the strategy, assets and day-to-day business and affairs of Crescent and its subsidiaries, subject at all times to applicable law, the further terms and conditions set forth in the Management Agreement and to the supervision of the Crescent Board. Pursuant to the Management Agreement, the Manager provides Crescent with its executive management team and manages Crescent’s day-to-day operations.
As consideration for the services rendered pursuant to the Management Agreement and the Manager’s costs, including compensation of the executive management team, the Manager was entitled to receive, prior to signing of the Merger Agreement, compensation from Crescent including, among other things (including the Manager PSU Award discussed below), $69.5 million per annum. As Crescent’s business and assets expand, the Management Compensation generally increases by an amount equal to 1.5% per annum of the net proceeds from all primary issuances of equity securities (including in connection with acquisitions but not for the redemption of OpCo Units). However, in accordance with the provisions of the Management Agreement Amendment, the amount of such increase as a result of the Crescent Stock Issuance will be limited to a maximum amount of $9.0 million per annum. Accordingly, Crescent anticipates that following the consummation of the Mergers, the per annum Management Compensation payable to the Manager will be no more than $9.0 million greater than if the Mergers and the Crescent Stock Issuance were not completed.
Manager Incentive Plan Share Limit. Crescent sponsors the Manager Incentive Plan, pursuant to which Crescent may provide equity-based compensation to the Manager, as required by the Management Agreement. The number of shares initially reserved for issuance under the Manager Incentive Plan, which is referred to herein as the Manager Incentive Plan Share Limit, was 4,306,745 shares of Crescent Class A Common Stock. Pursuant to the Manager Incentive Plan, the Manager Incentive Plan Share Limit is to be increased on January 1 of each calendar year that occurs between December 6, 2021 and December 6, 2031 by 10% of the additional shares of Crescent Class A Common Stock issued, if any, during the immediately preceding calendar year. Accordingly, as a result of the Crescent Stock Issuance, the Manager Incentive Plan Share Limit may increase by up to 7,354,659 shares of Crescent Class A Common Stock on January 1, 2026 (such amount based on the number of shares of Vital Common Stock, including those underlying Vital RS Awards, outstanding as of October 21, 2025, that will be converted into

Crescent Class A Common Stock as a result of the Mergers (which, for clarity, excludes the shares of Vital Common Stock underlying Vital Director Deferred Stock Awards that will be cashed out as a result of the Mergers and excludes any other issuances of Crescent Class A Common Stock that have already occurred or will occur during the year ending December 31, 2025)). If the Mergers and the Crescent Stock Issuance are not consummated, the Manager Incentive Plan Share Limit will not be so increased.
Manager PSU Award. In addition to the Management Compensation payable under the Management Agreement as described above, the Management Agreement also provides for a performance-based incentive grant pursuant to which the Manager is targeted to receive up to 10% of outstanding Crescent Class A Common Stock based on the achievement of certain performance-based measures (the “Manager PSU Award”). The Manager PSU Award consists of five tranches that may become earned during successive three year performance periods and will be settled over a five year period beginning after the end of the first performance period, which ended on December 6, 2024, and each tranche relates to a target number of shares of Crescent Class A Common Stock equal to 2% of the outstanding Crescent Class A Common Stock as of the end of the applicable performance period. Performance goals are evaluated on absolute total stockholder return performance and relative total stockholder return performance versus a set of Crescent’s peers and there is no vesting based solely on time. Based on the level of achievement with respect to the performance goals applicable to such tranche, the Manager is entitled to settlement of such tranche with respect to a number of shares of Crescent Class A Common Stock ranging from 0% to 4.8% of the outstanding Crescent Class A Common Stock at the end of the applicable performance period so long as the Manager continuously provides services to Crescent until such date. The Manager PSU Award was granted to Manager pursuant to the Manager Incentive Plan. As a result of the Crescent Stock Issuance, Crescent expects that the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award may increase by up to 5,883,727 shares (based on the same assumptions stated under “Manager Incentive Plan Share Limit” above and reflecting that only four tranches of the Manager PSU Award are outstanding as of the date hereof); however, the Crescent Stock Issuance has no impact on whether or not the performance goals will be met or, therefore, the Manager’s ultimate right to be awarded such shares. If the Mergers and the Crescent Stock Issuance are not consummated, the number of target shares underlying such Manager PSU Awards would not be so increased. The members of the Crescent Board and the Crescent Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement, in recommending the approval of the Merger Agreement to the Crescent Board and in determining to recommend that Crescent stockholders approve the Crescent Proposals.
Board of Directors and Management of the Combined Company Following Completion of the Mergers
Pursuant to the Merger Agreement, prior to the Effective Time, Crescent will take all actions reasonably necessary to (i) increase the number of directors constituting the Crescent Board to twelve, to become effective immediately prior to, but conditioned on, the Effective Time, (ii) appoint two directors designated in writing by Vital and reasonably acceptable to Crescent to the Crescent Board as of the Effective Time, after reasonable consultation with Crescent following an opportunity to interview the director designees, and (iii) cause each director designee to be appointed to a standing committee of the Crescent Board. Such designees shall satisfy the independence requirements of the NYSE with respect to service on the Crescent Board. Further, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) to approve the expansion of the Crescent Board and (ii) not to remove or replace such director designees for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause).
Upon completion of the Mergers, one current director of Crescent will resign from his or her current position in order to effect the appointment of the two directors nominated by Vital. All other current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business. Additionally, the Series I Preferred Stockholders will continue to have control over the election of directors to the Crescent Board following the Closing.
Additionally, Crescent will continue to be headquartered in Houston, Texas.

Interests of Vital Directors and Executive Officers in the Mergers
In considering the recommendations of the Vital Board with respect to the Vital Merger Proposal and the Vital Advisory Compensation Proposal, Vital stockholders should be aware that the executive officers and directors of Vital have interests in the Mergers that may be different from, or in addition to, the interests of Vital stockholders generally.
These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards, potential severance payments and benefits upon an executive officer’s qualifying termination of employment that occurs on or within 18 months following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing. These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Mergers-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers” beginning on page 131. The members of the Vital Board were aware of and considered these interests, among other matters, in reaching their decision to approve the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Vital stockholders approve the Vital Merger Proposal.
Vital Directors to be Appointed to the Crescent Board
Pursuant to the Merger Agreement, Crescent and Vital have agreed that the Crescent Board will be increased to twelve members to become effective immediately prior to, but conditioned on the Effective Time, and, prior to the Effective Time, Vital will designate two directors to be appointed to the Crescent Board after reasonable consultation with Crescent following an opportunity to interview potential designees. Such designees will be reasonably acceptable to Crescent and will satisfy the independence requirements of the NYSE with respect to service on the Crescent Board. See “Board of Directors and Management of the Combined Company Following Completion of the Mergers” above.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, Vital’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies. See “The Mergers-Indemnification and Insurance.”
Treatment of Vital Equity Awards in the Mergers
Vital’s executive officers and directors hold one or more of the following equity-based awards: Vital Stock Options, Vital RS Awards, Vital Cash-Settled PSU Awards, and Vital Director Deferred Stock Awards. The Merger Agreement provides for the treatment set forth below with respect to the awards held by Vital’s non-employee directors and executive officers at the Effective Time.
Vital Stock Options
Each Vital Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically be assumed by Crescent and converted into an option to purchase shares of Crescent Class A Common Stock equal to the product of (i) the number of shares of Vital Common Stock subject to the Vital Stock Option immediately before the Effective Time and (ii) the Exchange Ratio, with an exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Vital Common Stock of such Vital Stock Option immediately before the Effective Time by (B) the Exchange Ratio, subject to substantially the same terms and conditions as were applicable to such Vital Stock Option immediately before the Effective Time.
All Vital Stock Options are currently out-of-the-money, which means that, as of the date hereof, the per share exercise price applicable to each Vital Stock Option exceeds the market value of a share of Vital Common Stock. After giving effect to the conversion described in the preceding paragraph, all of the converted Vital Stock Options will remain out-of-the-money to approximately the same extent that the Vital Stock Options were out-of-the-money immediately prior to the completion of the Mergers as the conversion of such Vital Stock Options is designed to preserve the aggregate “spread” (i.e., the difference between the per share exercise price applicable to the Vital Stock Option and the market value of a share of the securities to which the stock option relates) applicable to such Vital Stock Option. As a result, at the Effective Time, there will be no intrinsic value associated with the converted Vital Stock Options.
The following table sets forth, for each executive officer of Vital, the aggregate number of Vital Stock Options held by such executive officers as of October 21, 2025. None of Vital’s non-employee directors holds Vital Stock Options as of the date hereof or is expected to hold Vital Stock Options as of the Effective Time.

	Number of Shares Subject to Outstanding Vital Stock Options	Exercise Price	Value of Outstanding Vital Stock Options
Executive Name	#	$	$
Mark Denny	504	282.40	0.00
	1,338	82.00	0.00
Vital RS Awards
Each Vital RS Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full and be cancelled and converted into the right to receive, without interest, the Merger Consideration in respect of each share of Vital Common Stock subject thereto, with cash paid in lieu of any fractional shares of Crescent Class A Common Stock in accordance with the Merger Agreement.
The following table sets forth, for each executive officer of Vital, the aggregate number of shares of Vital Common Stock subject to unvested Vital RS Awards held by such executive officers as of October 21, 2025, and the estimated value each holder may receive in connection with the Mergers with respect to such awards. Such amounts have been calculated using $17.92 per share of Vital Common Stock, determined by multiplying the Exchange Ratio of 1.9062 by $9.40, the average closing price per share of Crescent Class A Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025. None of Vital’s non-employee directors holds a Vital RS Award as of the date hereof or is expected to hold a Vital RS Award as of the Effective Time.

Executive Officer Name	Number of Shares Subject to Outstanding Vital RS Awards (#)	Value of Outstanding Vital RS Awards ($)
Jason Pigott	141,870	2,542,310
Bryan Lemmerman	65,472	1,173,258
Mark Denny	39,394	705,940
Katie Hill	44,877	804,196
Vital Cash-Settled PSU Awards
Each Vital Cash-Settled PSU Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full with performance conditions deemed to have been satisfied at target performance level, and be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Cash-Settled PSU Award, and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
The following table sets forth, for each executive officer of Vital, the aggregate number of shares of Vital Common Stock subject to unvested Vital Cash-Settled PSU Awards based on the deemed achievement of target performance (100%), in each case, held by such executive officers as of October 21, 2025. The estimated value of the Vital Cash-Settled PSU Awards has been calculated using $17.57, which is the average closing price per share of Vital Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025. None of Vital’s non-employee directors holds a Vital Cash-Settled PSU Award as of the date hereof or is expected to hold a Vital Cash-Settled PSU Award as of the Effective Time.

Executive Officer Name	Number of Shares Subject to Outstanding Vital Cash-Settled PSU Awards (#)	Value of Outstanding Vital Cash-Settled PSU Awards (based on target performance) ($)
Jason Pigott	193,043	3,391,766
Bryan Lemmerman	87,687	1,540,661
Mark Denny	51,755	909,335
Katie Hill	44,723	785,783
Vital Director Deferred Stock Awards
Any amounts in a Vital director’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) will become payable in a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Director Deferred Stock Award and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
The following table sets forth, for each individual who has served as a non-employee director of Vital since the beginning of 2024 (which includes all current non-employee directors and Ms. Lisa M. Lambert), the aggregate number of shares of Vital Common Stock subject to Vital Director Deferred Stock Awards in such director’s “Deferred Stock Account” as of October 21, 2025. The estimated value of the Vital Director Deferred Stock Awards has been calculated using $17.57, which is the average closing price per share of Vital Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025. None of Vital’s executive officers holds a Vital Director Deferred Stock Award as of the date hereof or is expected to hold a Vital Director Deferred Stock Award as of the Effective Time.

Non-Employee Director Name	Number of Shares Subject to Vital Director Deferred Stock Awards (#)	Value of Outstanding Vital Director Deferred Stock Awards ($)
William Albrecht	19,742	346,867
John Driver	12,865	226,038
Frances Powell Hawes	12,797	224,843
Jarvis V. Hollingsworth	8,700	152,859
Dr. Craig M. Jarchow	16,197	284,581
Dr. Shihab Kuran	8,700	152,859
Lisa M. Lambert	0	0
Lori A. Lancaster	16,197	284,581
Edmund P. Segner, III	16,197	284,581

Change in Control Payments and Benefits
Severance Entitlements
Each of Vital’s executive officers participates in the Vital Energy, Inc. Change in Control Executive Severance Plan (the “CIC Severance Plan”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment within 18 months following the Mergers, which will constitute a “change in control” as defined in the CIC Severance Plan. Under the CIC Severance Plan, if an executive officer terminates his or her employment for “good reason” (as defined below) or if the executive officer’s employment is terminated by the surviving company without “cause” (as defined below) and not by reason of disability or death, and, in each case, such termination occurs on or within 18 months following the occurrence of the Mergers (a “qualifying event”), then such executive officer would be eligible to receive the following payments and benefits, subject to such executive officer’s timely execution and non-revocation of a full release of claims in favor of Vital and its affiliates and subsidiaries following the qualifying event and the executive officer’s execution, to the extent not already executed, of the Vital Energy, Inc. Confidentiality, Non-Disparagement and Non-Solicitation Agreement:
•for Mr. Pigott, (i) a cash amount equal to (A) three times his annual base salary plus (B) his “bonus target” (as defined below), payable in a lump sum on the first payroll after the sixtieth day following the qualifying event; (ii) the payment of continued COBRA coverage for up to 24 months; and (iii) outplacement services for a period of up to 12 months following his termination;
•for all other executive officers, (i) a cash amount equal to (A) two and one-half times the executive officer’s annual base salary plus (B) the executive officer’s “bonus target” (as defined below), payable in a lump sum on the first payroll after the sixtieth day following the qualifying event; (ii) the payment of continued COBRA coverage for up to 24 months; and (iii) outplacement services for a period of up to 12 months following the executive officer’s termination;
•“cause” generally means: (i) commission of, conviction for, plea of guilty or nolo contendere to a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud, (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of Vital or any of its affiliates in any material way, (iii) failure to perform duties as reasonably directed by Vital or material violation of any rule, regulation, policy or plan for the conduct of any service provider to Vital or its affiliates or their business, or (iv) gross negligence, willful malfeasance or material act of disloyalty;
•“bonus target” generally means: the sum of (i) 250% (or 300% in the case of Mr. Pigott) of the executive officer’s target annual bonus and (ii) the pro-rated amount of such target annual bonus for the year in which either (A) the change in control occurs or (B) the termination of employment occurs, whichever is greater; and
•“good reason” generally means, subject to customary notice and cure periods: (i) a material diminution in (a) the executive officer’s title, authority, duties or responsibilities, (b) for any officer of Vital, the title, authority, duties or responsibilities of the person to whom the executive officer is required to report (or, in the case of Mr. Pigott, the board of directors of the ultimate parent company of Vital), or (c) the executive officer’s base salary, target annual bonus opportunity, or target long-term incentive opportunity; (ii) a geographic relocation of the executive officer’s principal place of employment by more than 50 miles, (iii) Vital’s failure to pay amounts to the executive officer when due; or (iv) a material breach by Vital of a material agreement between Vital and the executive officer.
For an estimate of the value of the payments and benefits described above that would be payable to Vital’s named executive officers under the CIC Severance Plan upon a qualifying termination in connection with the Mergers, see the section entitled “-Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers-Golden Parachute Compensation” below.

2025 Annual Bonuses
Pursuant to the Merger Agreement, if the Closing Date occurs in 2025, Crescent will ensure that each Vital employee (including each of the executive officers) who remains employed through the payment date or whose employment is involuntarily terminated, other than for “cause” (as defined in the Vital Equity Incentive Plan), prior to the payment date and who executes and does not revoke a general release of claims, receives a 2025 annual bonus in an amount equal to the greater of the employee’s target bonus or actual performance through the Effective Time. The 2025 annual bonuses will be paid no later than March 15, 2026.
Quantification of Potential Payments and Benefits to Vital’s Named Executive Officers in Connection with the Mergers
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Vital’s named executive officers, that is based on or otherwise relates to the Mergers and that will or may become payable to the named executive officers at the completion of the Mergers or on a qualifying termination of employment upon or following the consummation of the Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to the Vital named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Vital stockholders. The “named executive officers” are the individuals listed as such in Vital’s most recent annual proxy statement.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Vital’s named executive officers would receive using the following assumptions: (i) the completion of the Mergers occurs on December 15, 2025, (ii) each named executive officer experiences a qualifying termination at such time, (iii) the named executive officer’s base salary rate, annual target bonus, and group health plan elections remain unchanged from that in effect as of the date of this filing, (iv) for purposes of the named executive officer’s 2025 annual bonus, target performance was greater than actual performance through the Effective Time, (v) Vital equity awards outstanding as of the date hereof do not otherwise vest prior to the completion of the Mergers, except with respect to regularly scheduled vesting dates occurring prior to the assumed closing date of December 15, 2025, and, in connection with the Mergers, are subject to the treatment as described above under “-Treatment of Vital Equity Awards in the Mergers,” (vi) the closing price of a share of Crescent Class A Common Stock on the completion of the Mergers is $9.40 (which, in accordance with Item 402(t), is the average closing price per share of Crescent Class A Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025), (vii) the closing price of a share of Vital Common Stock on the completion of the Mergers is $17.57 (which, in accordance with Item 402(t), is the average closing price per share of Vital Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025), (viii) the value of Vital RS Awards is determined using $17.92 per share of Vital Common Stock, determined by multiplying the Exchange Ratio of 1.9062 by $9.40, (ix) the value of Vital Cash-Settled PSU Awards is determined by multiplying the total number of Vital Common Stock shares subject to the Vital Cash-Settled PSU Award at target performance by $17.57, (x) no named executive officers receive any additional equity grants prior to completion of the Mergers, and (xi) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Values shown below do not take into account any impact of excise taxes or payment reductions imposed in connection with Sections 280G or 4999 of the Code, or any increase in compensation that may occur following the date of this filing or following the Mergers. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by the Vital named executive officers may differ materially from the amounts set forth below.

Executive Officer Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Jason Pigott	6,952,055	5,934,076	78,846	12,964,977
Bryan Lemmerman	3,325,430	2,713,919	70,402	6,109,751
Mark Denny	2,446,983	1,615,275	78,846	4,141,104
Katie Hill	2,891,678	1,562,024	43,812	4,497,514
__________________
(1)Amounts shown reflect the lump sum cash severance payable upon a qualifying termination in connection with a change in control as provided for under the CIC Severance Plan, as described under “-Change in Control Payments and Benefits-Severance Entitlements.” The annual base salaries are as follows: $875,000 for Mr. Pigott, $575,000 for Mr. Lemmerman, $450,000 for Mr. Denny, and $500,000 for Ms. Hill. The bonus target amounts are as follows: $4,327,055 for Mr. Pigott, $1,887,930 for Mr. Lemmerman, $1,321,983 for Mr. Denny, and $1,641,678 for Ms. Hill.
(2)The amounts shown in this column reflect the potential value of the acceleration of outstanding unvested Vital equity awards that each named executive officer could receive upon the Closing, as described under “-Treatment of Vital Equity Awards in the Mergers.” The Merger Agreement provides for the vesting and settlement of Vital Cash-Settled PSU Awards based on target performance. The amounts in this column attributable to Vital RS Awards and Vital Cash-Settled PSU Award are considered to be “single-trigger,” which means that only a change in control of Vital, such as the Mergers, must occur prior to any payment being provided to the Vital named executive officer. Details of the equity award payments are shown in the following supplemental table. As of October 21, 2025, the Vital Stock Options were already fully vested and had an exercise price greater than the average closing price per share of Vital Common Stock over the first five business days following the first public announcement of the Mergers on August 25, 2025; therefore, there is no additional value relating to their treatment in the Mergers.

	Vital RS Awards ($)	Vital Cash-Settled PSU Awards ($)	Equity Total ($)
Jason Pigott	2,542,310	3,391,766	5,934,076
Bryan Lemmerman	1,173,258	1,540,661	2,713,919
Mark Denny	705,940	909,335	1,615,275
Katie Hill	776,241	785,783	1,562,024
(3)Amounts shown reflect the value of 24 months of continued COBRA coverage for the named executive officer and the named executive officer’s eligible dependents, under the Vital group health plan in which the named executive officer participated in immediately prior to the termination date and the value of outplacement services provided pursuant to the CIC Severance Plan. The value of outplacement services is based on the estimated cost of twelve (12) months of such services, which is the maximum benefit executive officers are eligible to receive under the CIC Severance Plan. Details of the benefit payments are shown in the following supplemental table:

	COBRA Coverage ($)	Outplacement Services ($)	Benefits Total ($)
Jason Pigott	53,846	25,000	78,846
Bryan Lemmerman	45,402	25,000	70,402
Mark Denny	53,846	25,000	78,846
Katie Hill	18,812	25,000	43,812
Indemnification and Insurance
From and after the Effective Time, Crescent and the Surviving Company have agreed to, jointly and severally, indemnify, defend and hold harmless in the same manner as provided by Vital, Crescent or any of their respective subsidiaries immediately prior to the date of the Merger Agreement each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, a director or officer of Vital, Crescent or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained or contributed to by, Vital, Crescent or any of their respective subsidiaries, when acting in such capacity against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such person is or was a director or officer of Vital, Crescent or any of their respective subsidiaries, a fiduciary under of the foregoing plans, or is or was serving at the request of the Vital, Crescent or any of their respective subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time.
Crescent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Company in any manner that would affect adversely the rights thereunder or under the organizational documents of the Surviving Company or any of its subsidiaries of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law.
Unless otherwise agreed by Crescent and Vital, Vital will put in place, and Crescent shall prepay prior to the Effective Time, “tail” insurance policies in favor of the indemnified persons with a claims period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit ratings as Vital’s or Crescent’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Vital’s or Crescent’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time. Crescent and the Surviving Company collectively will not be required to spend an aggregate annual premium amount of more than 300% of the amount of the annual premium paid by Vital for the 2024 fiscal year for such purposes for the six years of coverage under such insurance policy. For additional information, see the section entitled “The Merger Agreement-Indemnification; Directors’ and Officers’ Insurance” beginning on page 157.
Listing of Crescent Shares; Delisting and Deregistration of Vital Shares
If the Mergers are completed, the shares of Crescent Class A Common Stock to be issued in the Mergers will be listed for trading on the NYSE, shares of Vital Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and Vital will no longer be required to file periodic reports with the SEC in connection with its common stock, pursuant to the Exchange Act.
Accounting Treatment of the Mergers
Crescent prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Crescent will be treated as the acquirer for accounting purposes.
Treatment of Indebtedness
As of June 30, 2025, Vital had outstanding $745.0 million of borrowings under the Vital Revolving Credit Facility. The transactions contemplated by the Merger Agreement would result in a change of control under the Vital Revolving Credit Facility, which would allow the relevant lenders to terminate and accelerate the outstanding amounts under the Vital Revolving Credit Facility. The Vital Revolving Credit Facility is contemplated to be paid in full and terminated concurrently with the Closing.
As of June 30, 2025, Vital had approximately $1.6 billion in aggregate principal amount outstanding of senior unsecured notes, consisting of $298 million in aggregate principal amount of 7.750% senior unsecured notes due 2029, $302 million in aggregate principal amount of 9.750% senior unsecured notes due 2030 and $1.0 billion in aggregate principal amount of 7.875% senior unsecured notes due 2032. The parties expect that the transactions contemplated by the Merger Agreement will constitute a change of control under the indentures governing Vital’s 7.750% senior unsecured notes due 2029, 9.750% senior unsecured notes due 2030 and 7.875% senior unsecured notes due 2032 and, if such change of control were to be accompanied by a decrease in the rating of any such series of Vital’s notes by one or more gradations on any date from the date of the public announcement of the Mergers until the end of the 60-day period following such announcement (which period may be extended upon the occurrence of certain events), Vital would be required to offer to repurchase such notes at 101% of the aggregate principal amount of the applicable series of notes. Although such ratings events are not expected to occur, no assurance can be provided that such ratings event will not occur.
In connection with the entry into the Merger Agreement, Crescent intends to effect an internal reorganization for financing purposes pursuant to which the Surviving Company will be contributed to OpCo and subsequently to

Crescent Financing, the operating subsidiaries of Crescent Finance will be contributed to the Surviving Company, and the Surviving Company will be merged with and into Crescent Finance, with Crescent Finance surviving the merger.
For a description of Crescent’s and Vital’s existing indebtedness, see Crescent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and Crescent’s Current Report on Form 8-K filed on September 16, 2025, and Vital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, each of which is incorporated by reference into this joint proxy statement/prospectus.
No Dissenters’ or Appraisal Rights
No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

THE MERGER AGREEMENT
This section describes the material terms of the Merger Agreement, which was executed on August 24, 2025. The description of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Mergers.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Crescent, Vital, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Crescent’s or Vital’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Crescent or Vital, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Crescent, Vital, Merger Sub Inc. and Merger Sub LLC were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Crescent, Merger Sub Inc., Merger Sub LLC and Vital in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Crescent and Vital delivered to each other in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. You should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Crescent, Merger Sub Inc., Merger Sub LLC and Vital or any of their respective subsidiaries or affiliates.
The Mergers
Upon the terms and subject to the conditions of the Merger Agreement, (i) at the Effective Time, Merger Sub Inc., a wholly owned subsidiary of Crescent will merge with and into Vital, with Vital surviving the merger as the Surviving Corporation and a wholly owned subsidiary of Crescent, and (ii) effective one minute after the Effective Time, the Surviving Corporation will merge with and into Merger Sub LLC, a wholly owned subsidiary of Crescent with Merger Sub LLC surviving the merger as the Surviving Company and wholly owned subsidiary of Crescent. At the Effective Time, the First Company Merger will have the effects set forth in the Merger Agreement, the certificate of merger for the First Company Merger (the “First Certificate of Merger”) and the applicable provisions of the DGCL. At the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Vital and Merger Sub Inc. will vest in the Surviving Corporation, and all debts, liabilities and duties of Vital and Merger Sub Inc. will become the debts, liabilities and duties of the Surviving Corporation. At the Second Merger Effective Time, the Second Company Merger will have the effects set forth in the Merger Agreement, the certificate of merger for the Second Company Merger (the “Second Certificate of Merger”) and the applicable provisions of the DGCL and the DLLCA. At the Second Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Merger Sub LLC and the Surviving Corporation will vest in the Surviving Company and all debts, liabilities and duties of Merger Sub LLC and the Surviving Corporation will become the debts, liabilities and duties of the Surviving Company. Promptly following the completion of the Mergers, Crescent intends to effect an internal reorganization for financing purposes pursuant to which the (A) Surviving Company will be contributed to OpCo and subsequently to Crescent Finance, and thereafter (B) the operating subsidiaries of Crescent Finance will be contributed to the Surviving Company, and the Surviving Company will be merged with and into Crescent Finance, with Crescent Finance surviving the merger.
Closing
The Merger Agreement provides that the Closing will take place on a date that is two business days following the satisfaction or (to the extent permitted by applicable law) waiver in accordance with the Merger Agreement of all of the conditions to the completion of the Mergers (other than any such conditions which by their nature cannot be satisfied until the closing date, but subject to the satisfaction or waiver of such conditions in accordance with the Merger Agreement). For more information on the conditions to the Closing, please see the section entitled “The Merger Agreement-Conditions to the Completion of the Mergers” beginning on page 160.
As soon as practicable on the Closing Date, the applicable parties shall file the First Certificate of Merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. Immediately following the Effective Time, the applicable parties shall file the Second Certificate of Merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL and the DLLCA in connection with effecting the Second Company Merger. The First Company Merger will become effective upon such filing and acceptance of the First Certificate of Merger with the Delaware Secretary of State or at such later time as agreed by the Crescent Parties and Vital in writing and as specified in the First Certificate of Merger. The Second Company Merger will become effective at the Second Merger Effective Time, which will be one minute after the Effective Time.
Organizational Documents; Directors and Officers
At the Effective Time, the certificate of incorporation and bylaws of Vital in effect immediately prior to the Effective Time will continue to be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and applicable law.
At the Second Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Crescent, the Surviving Corporation, Merger Sub LLC or any other person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect immediately prior to the Effective Time will be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time, until thereafter amended in accordance with applicable law and the Merger Agreement.
Subject to applicable law, the Crescent Parties and Vital have agreed to take the necessary actions so that, from and after the Effective Time, (i) the directors and officers of Merger Sub Inc. immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation and such directors and officers shall serve until their successors are duly elected or appointed and qualified or until their death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and (ii) the officers of Merger Sub LLC immediately prior to the Effective Time will be the officers of the Surviving Company and serve until their successors are duly elected or appointed and qualified or until their death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.
Prior to the Effective Time, Crescent will take all actions reasonably necessary to: (i) increase the number of directors constituting the Crescent Board to equal twelve, to become effective immediately prior to, but conditioned on, the Effective Time, (ii) appoint two directors to the Crescent Board as of the Effective Time, which directors will be designated in writing by Vital prior to the Effective Time (the “Vital Director Designees”), after reasonable consultation with Crescent following an opportunity to interview the potential Vital Director Designees and (iii) cause each Vital Director Designee to be appointed to a standing committee of the Crescent Board. Such designees shall be reasonably acceptable to Crescent and satisfy the independence requirements of the NYSE with respect to service on the Crescent Board. Further, pursuant to the Crescent Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) to approve the expansion of the Crescent Board and (ii) not to remove or replace the Vital Director Designees for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause).

Effect of the Mergers; Merger Consideration
At the Effective Time, by virtue of the First Company Merger and without any further action on the part of Crescent, Merger Sub Inc., Vital or any holder of securities thereof:
(i)each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time will be converted into and represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation;
(ii)subject to the terms of the Merger Agreement, each share of Vital Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time will be converted into the right to receive from Crescent 1.9062 fully paid and nonassessable shares of Crescent Class A Common Stock and cash in lieu of any fractional shares of Crescent Class A Common Stock; and
(iii)each Excluded Share will automatically be canceled and will cease to exist and no consideration will be delivered in exchange for such share.
At the Second Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Crescent, the Surviving Corporation, Merger Sub LLC or any holder of securities thereof, (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time will be automatically canceled and will cease to exist, with no consideration to be delivered in exchange therefor, and (ii) the limited liability company interests of Merger Sub LLC will be unaffected by the Second Company Merger and will remain outstanding and will not be affected by virtue of the Second Company Merger, and no consideration will be paid in respect thereof, and Crescent will continue as the sole member of the Surviving Company.
In the event of any change between the date of the Merger Agreement and the Effective Time in the number of shares of Vital Common Stock or Crescent Class A Common Stock or securities convertible or exchangeable into or exercisable for shares of Vital Common Stock or Crescent Class A Common Stock, in each case issued and outstanding after the date of the Merger Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio will be equitably adjusted to reflect the effect of such change and, as so adjusted, will from and after the date of such event be the Merger Consideration, subject to further adjustment in accordance with the Merger Agreement.
Treatment of Vital Incentive Awards
Vital Stock Options
As of the Effective Time, each Vital Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically be assumed by Crescent and converted into an option to purchase shares of Crescent Class A Common Stock equal to the product of (i) the number of shares of Vital Common Stock subject to the Vital Stock Option immediately before the Effective Time and (ii) the Exchange Ratio, with an exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Vital Common Stock of such Vital Stock Option immediately before the Effective Time by (B) the Exchange Ratio, subject to substantially the same terms and conditions as were applicable to such Vital Stock Option immediately before the Effective Time.
Vital RS Awards
As of the Effective Time, each Vital RS Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full and be cancelled and converted into the right to receive, without interest, the Merger Consideration in respect of each share of Vital Common Stock subject thereto, with cash paid in lieu of any fractional shares of Crescent Class A Common Stock in accordance with the Merger Agreement.

Vital Cash-Settled PSU Awards
As of the Effective Time, each Vital Cash-Settled PSU Award that is outstanding as of immediately prior to the Effective Time will immediately vest in full with performance conditions deemed to have been satisfied at target performance level, and be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Cash-Settled PSU Award, and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
Vital Director Deferred Stock Awards
As of the Effective Time, any amounts in a Vital director’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) will become payable in a lump sum cash payment equal to the product of (i) the total number of shares of Vital Common Stock subject to such Vital Director Deferred Stock Award and (ii) the closing trading price per share of Vital Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, less applicable withholdings for taxes.
Payment for Securities; Exchange
Prior to the Effective Time, Crescent has agreed to enter into an agreement with Equiniti Trust Company, LLC, Vital’s transfer agent, or such other person reasonably acceptable to Vital to act as agent for the holders of eligible shares in connection with the Mergers (which we refer to as the “Exchange Agent”) to provide that at or prior to the Effective Time, Crescent will deposit with the Exchange Agent (i) the number of shares of Crescent Class A Common Stock issuable to former holders of shares of Vital Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time and (ii) cash sufficient to pay cash in lieu of fractional shares. The cash and shares of Crescent Class A Common Stock so deposited with the Exchange Agent, together with (A) any dividends received by the Exchange Agent with respect to such shares and (B) cash payable in lieu of any fractional shares of Crescent Class A Common Stock, rounded up to the nearest whole number, that would be issued to holders of Vital pursuant to the Merger Agreement, are referred to collectively as the “Exchange Fund.” Any interest or other income resulting from investment of the cash portion of the Exchange Fund will become part of the Exchange Fund, and any portion of the Exchange Fund that remains undistributed on the 365th day after the Closing Date shall be promptly delivered to Crescent upon demand.
Book-Entry Shares and Certificated Shares
As soon as practicable after the Effective Time, but in no event more than two business days after the Closing Date, Crescent will cause the Exchange Agent to deliver to the record holders of certificates that immediately prior to the Effective Time represented eligible shares of Vital Common Stock (the “Vital Certificates”): (i) a letter of transmittal in customary form and agreed to by Crescent and Vital, which shall specify that delivery shall be effected, and risk of loss and title to the Vital Certificates held by such person shall pass, only upon proper delivery of the Vital Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of Vital Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares, as well as any dividends to be paid. Upon surrender of a Vital Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Crescent, (A) the holder of such Vital Certificate will be entitled to receive the Merger Consideration (and cash in lieu of any fractional share of Crescent Class A Common Stock) as well as any post-Effective Time dividends and other distributions to be paid, and (B) the Vital Certificate so surrendered will be immediately canceled.
No Dividends
No dividends or distributions declared or made with respect to the Crescent Class A Common Stock will be paid to the holder of any unsurrendered Vital Certificate until the holder thereof surrenders such Vital Certificate. After the surrender of a Vital Certificate, the record holder thereof will be entitled to receive any such dividends or distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Crescent Class A Common Stock which the shares of Vital Common Stock represented by such Vital Certificate have been converted into the right to receive.

No Interest
No interest will be paid or accrued on the Merger Consideration.
Termination of Rights
At the Effective Time, the stock transfer books of Vital will be closed with respect to all shares of Vital Common Stock outstanding immediately prior to the Effective Time and no further transfers will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Vital Certificate (other than a certificate representing an Excluded Share) is presented to the Exchange Agent or to the Surviving Company or Crescent, such certificate will be canceled and exchanged for the Merger Consideration and any cash in lieu of any fractional shares of Crescent Class A Common Stock and post-Effective Time dividends or other distributions with respect to the shares of Crescent Class A Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender.
No Liability
None of Crescent, the Surviving Company, the Exchange Agent or any other person or entity will, to the extent permitted by applicable law, be liable to any holder or former holder of Vital Common Stock for any Merger Consideration, cash delivered in lieu of any fractional shares of Crescent Class A Common Stock or any post-Effective Time dividends or other distributions with respect to the shares of Crescent Class A Common Stock issuable as Merger Consideration properly delivered to any public official in compliance with any applicable abandoned property, escheat, or similar law.
No Fractional Shares of Crescent Class A Common Stock
No fractional shares of Crescent Class A Common Stock will be issued in connection with the First Company Merger, and no certificates or scrip for any such fractional shares will be issued, and such fractional share interests will not entitle the owner of such fractional shares to vote or to any rights as a holder of Crescent Class A Common Stock. Any holder of Vital Common Stock who would otherwise be entitled to receive a fraction of a share of Crescent Class A Common Stock pursuant to the First Company Merger (after taking into account all shares of Vital Common Stock held immediately prior to the Effective Time by such holder) will, in lieu of such fraction of a share and upon surrender of such holder’s certificate or book-entry shares, be paid in cash the dollar amount equal to the product of (i) such fractional part of a share of Crescent Class A Common Stock, multiplied by (ii) the VWAP of Crescent Class A Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P.
As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional shares, the Exchange Agent will forward payments to holders of fractional shares. The payment of cash in lieu of any fractional shares of Crescent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
Withholding Taxes
Crescent, Vital Energy, Inc., Merger Sub Inc., Merger Sub LLC, the Surviving Corporation, the Surviving Company, and the Exchange Agent are entitled to deduct or withhold from any amounts or consideration otherwise payable to any person pursuant to the Merger Agreement any amount required to be deducted or withheld with respect to the making of such payment under the applicable law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Crescent Class A Common Stock pursuant to the Merger Agreement, a portion of the Crescent Class A Common Stock otherwise deliverable pursuant to the Merger Agreement may be withheld). To the extent that amounts are properly deducted or withheld and paid over to the relevant taxing authority, such deducted or withheld amounts shall be treated for purposes of the Merger Agreement as having been paid to the person with respect to which such amounts would have been paid absent such deduction or withholding. If withholding is taken in shares of Crescent Class A Common Stock, the relevant withholding agent shall be treated as having sold such shares of Crescent Class A Common Stock on behalf of the applicable person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant taxing authority.
No Dissenters’ or Appraisal Rights
No dissenters’ or appraisal rights will be available with respect to the Mergers or the other transactions contemplated by the Merger Agreement.
Representations and Warranties
Representations and Warranties
The Merger Agreement contains customary and, in most cases, reciprocal, representations and warranties by Vital and Crescent that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by Vital or Crescent, as applicable, prior to the date of the Merger Agreement or in the disclosure letters delivered by Vital and the Crescent Parties to each other in connection with the Merger Agreement. These representations and warranties relate to, among other things:
•due organization, valid existence, good standing and qualification to conduct business;
•capital structure;
•absence of any conflicts or violations of organizational documents and other agreements or laws;
•corporate authority and approval relating to the execution, delivery and performance of the Merger Agreement, including regarding the approval by the Crescent Board and Vital Board of the Merger Agreement and the transactions contemplated by the Merger Agreement;
•required consents and approvals from governmental entities;
•filings with the SEC since January 1, 2023 and the financial statements included therein;
•derivative transactions;
•the conduct of business in the ordinary course of business consistent with past practice and the absence of a material adverse effect since December 31, 2024;
•the absence of certain undisclosed liabilities;
•compliance with applicable laws and regulations and the possession of and compliance with permits necessary for the conduct of business;
•compliance with the applicable requirements under the Securities Act and the Exchange Act;
•certain material contracts;
•tax matters;
•employee benefit plan and ERISA matters;
•certain employment and labor matters;
•environmental matters;
•certain oil and gas matters;
•litigation;
•real property matters;

•rights-of-way;
•intellectual property matters;
•affiliate transaction matters;
•insurance coverage and policies;
•the accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;
•regulatory matters;
•takeover law matters;
•the receipt of opinions of financial advisors;
•the absence of any undisclosed broker’s or finder’s fees; and
•the absence of stockholders rights plans, “poison pill” anti-takeover plans or other similar arrangements, subject to certain exceptions.
Definition of Material Adverse Effect
A “material adverse effect” means, when used with respect to Crescent or Vital and their respective subsidiaries, as applicable, any fact, circumstance, effect, change, event or development that (i) is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, assets, liabilities or results of operations of such entity and its subsidiaries, taken as a whole, or (ii) prevents, materially delays or materially impairs the ability of such entity and its subsidiaries to consummate the Mergers and other contemplated transactions, or would reasonably be expected to do so; however, no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following is deemed or constitute a “material adverse effect” or be taken into account when determining whether a “material adverse effect” has occurred or would occur in respect of (i) above:
•general economic conditions (or changes in such conditions) or conditions in the global economy generally;
•conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets generally, including changes in interest rates or currency rates, suspension in trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, and actual or threatened imposition or cancellation of any tariff or other barrier to trade;
•conditions (or changes in such conditions) in the industry in which the applicable entity operates (including changes in commodity prices, general market prices and regulatory changes affecting the industry);
•political conditions (or changes in such conditions) or acts of war, sabotage or terrorism, or any escalation or general worsening thereof;
•earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;
•any epidemic, pandemic or disease outbreak, or other widespread public health crisis or public health event, or worsening of any of the foregoing;
•the announcement of the Merger Agreement or the pendency or consummation of the Mergers and the other transactions contemplated by the Merger Agreement (other than with respect to any representation or warranty under the Merger Agreement whose purpose is to address the consequences of the announcement of the Merger Agreement, or the pendency or consummation of the Mergers and the other transactions contemplated by the Merger Agreement);

•any actions taken or failure to take action, in each case, to which Crescent or Vital, as applicable, has expressly requested in writing;
•compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement, or the failure to take any action expressly prohibited by the Merger Agreement;
•changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;
•any change in the stock price or trading volume of the Vital Common Stock or Crescent Class A Common Stock, or any failure by Vital or Crescent to meet any analysts’ estimates or expectations of their respective revenue, earnings or other financial performance or results of operations for any period, or any failure by Vital or Crescent to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or
•any proceedings made or brought by any current or former stockholder of Crescent or Vital (on its own behalf or on behalf of such person) against the applicable entity or any of its respective directors or officers arising out of or in connection with the Merger Agreement, the Mergers or other transactions contemplated by the Merger Agreement.
Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first through sixth bullets directly above disproportionately adversely affect such party and its subsidiaries, taken as a whole, as compared to other persons that conducted business in the regions in the world and in the industries in which such entity and its subsidiaries conduct business, such effects will be taken into account.
A “Vital material adverse effect” means a material adverse effect with respect to Vital, and a “Crescent material adverse effect” means a material adverse effect with respect to Crescent.
Conduct of Business of Vital and Crescent Pending the Mergers
Each of Vital and Crescent has agreed that, until the earlier of the Effective Time and the termination of the Merger Agreement, except (i) as provided in the applicable party’s disclosure letter, (ii) as expressly permitted or required by the Merger Agreement, (iii) as required by applicable law or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), it will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings.
Interim Operations of Vital and Crescent
In addition, except (i) as set forth in the applicable party’s disclosure letter, (ii) as expressly permitted or required by the Merger Agreement, (iii) as required by applicable law or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), each of Vital and Crescent will not, and will not permit any of their respective subsidiaries to:
•declare, set aside or pay any dividends on, or make any other distribution in respect of any of its outstanding capital stock, or other equity interests, except:
◦with respect to Vital, for dividends or distributions by a wholly owned subsidiary of Vital to Vital or another wholly owned subsidiary of Vital; and

◦with respect to Crescent, for (i) dividends and distributions by or from a wholly owned subsidiary of Crescent to Crescent or another wholly owned subsidiary of Crescent or (ii) regular quarterly cash dividends payable by Crescent in respect of shares of Crescent Class A Common Stock with record and payment dates consistent with past practice not to exceed $0.12 per share of Crescent Class A Common Stock per quarter;
•split, combine or reclassify any capital stock, or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity interests, except:
◦with respect to Vital, other than, in respect of any Vital Stock Options, Vital RS Awards or Vital PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with the Merger Agreement in accordance with their terms as in effect on such date or the date of such later issuance; and
◦with respect to Crescent, other than, in respect of any Crescent RSU Awards or Crescent PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with the Merger Agreement in accordance with their terms as in effect on such date or the date of such later issuance;
•purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests, except as contemplated by any employee benefit plan existing as of the date of the Merger Agreement and with respect to Vital, as disclosed to Crescent;
•offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell (i) any shares of its capital stock or other equity interests, (ii) any securities convertible into or any rights, warrants or options to acquire any such capital stock or other equity interests, except:
◦with respect to Vital, for (i) the issuance of Vital Common Stock upon the exercise of any Vital Stock Options, the settlement of any Vital PSU Awards or other awards granted under Vital’s equity incentive plans and outstanding on the date of the Merger Agreement in accordance with the Merger Agreement; and (ii) issuances by a wholly owned subsidiary of Vital of such subsidiary’s capital stock or other equity interests to Vital or any other wholly owned subsidiary of Vital; and
◦with respect to Crescent, for (i) issuances of Crescent Class A Common Stock upon settlement of any Crescent RSU Awards or Crescent PSU Awards, outstanding on the date of the Merger Agreement or issued in compliance with the Merger Agreement, (ii) issuances by a wholly owned subsidiary of Crescent of such subsidiary’s capital stock or other equity interests to Crescent or any wholly owned subsidiary of Crescent or (iii) issuances of Crescent RSU Awards or Crescent PSU Awards or other awards granted under Crescent’s or its subsidiaries’ equity incentive plans to employees, directors and other service providers in the ordinary course of business and in amounts consistent with past practice;
•amend its organizational documents or the organizational documents of its subsidiaries, other than ministerial changes;
•(i) merge, consolidate, combine or amalgamate with any person other than a wholly owned subsidiary merging with another wholly owned subsidiary or (ii) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner):
◦with respect to Vital, (i) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $15 million (inclusive of assumed debt), individually or in the aggregate, or (ii) any assets of any other person, for which the consideration is in excess of $15 million (inclusive of any assumed debt), individually or in the aggregate, in each case other than (A) pursuant to an agreement of Vital or any of its subsidiaries in effect on the date of the Merger Agreement and set forth on the disclosure letter, (B) acquisitions of inventory (excluding any oil and gas properties, real property and any other assets other than equipment or materials used or consummated in the ordinary course of Vital’s and its subsidiaries’ business) in the ordinary course of business or (C) licenses in the ordinary course or business;
◦with respect to Crescent, (i) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $250 million, individually or in the aggregate, or (ii) any assets of any other person, for which the consideration is in excess of $250 million, individually or in the aggregate, in each case other than (A) pursuant to an agreement of Crescent or its subsidiaries in effect on the date of the Merger Agreement or other such potential transaction to the extent set forth on the disclosure letter, (B) acquisitions of inventory (excluding any oil and gas properties, real property and any other assets other than equipment or materials used or consummated in the ordinary course of Crescent’s and its subsidiaries’ business) in the ordinary course of business or pursuant to existing contracts or (C) licenses in the ordinary course of business;
•authorize, recommend or adopt a plan of complete or partial liquidation or dissolution, other than such transactions among Crescent or Vital and their respective wholly owned subsidiaries;
•change in any material respect any of its accounting principles, practices or methods, except as required by GAAP or applicable law;
•with respect to Crescent, (i) amend, modify, supplement, waive or terminate any existing agreement (other than the Merger Agreement and the Crescent Support Agreements) to which it is party, on the one hand, and affiliates of KKR & Co. Inc. is a party, on the other hand (including the Management Agreement) or (ii) enter into any new contract in respect of the foregoing, solely to the extent such action would, assuming the consummation of the Mergers, (A) have the effect of disproportionately reducing the benefits to be received by Vital stockholders as holders of Crescent Class A Common Stock under the Management Agreement Amendment or (B) otherwise have a material adverse effect on the economic rights of the Vital Stockholders as holders of Crescent Class A Common Stock; provided, however that Crescent may enter into, amend, modify, supplement, waive or terminate any of the foregoing in the ordinary course of business consistent with past practice;
•take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of other the transactions contemplated by the Merger Agreement; or
•agree to take any action that is prohibited by the above.
Interim Operations of Vital
In addition, except (i) as set forth in Vital’s disclosure letter, (ii) as expressly contemplated by the Merger Agreement, (iii) as required by applicable law or (iv) with the prior written consent of Crescent (which consent will not be unreasonably withheld, conditioned or delayed), Vital will not, and will not permit any of its subsidiaries to:
•sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which Vital will provide Crescent with prior written notice and a reasonable opportunity to extend at Crescent’s cost), discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which Vital will provide Crescent with prior written notice and a reasonable opportunity to extend at Crescent’s cost), discontinue or otherwise dispose of, any portion of its assets or properties for which the consideration is greater than $10 million, other than (A) pursuant to an agreement of Vital or any of its subsidiaries in effect on the date of this Agreement and set forth on the disclosure letter, (B) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (C) the sale of hydrocarbons in the ordinary course of business or (D) the abandonment of uneconomic wells and associated oil and gas leases in the ordinary course of business;
•(A) settle or compromise any material proceeding relating to taxes, (B) make, revoke or change any material election for tax purposes except in the ordinary course of business consistent with past practice,

(C) file any material tax return in a manner materially inconsistent with past practice or file any material amended tax return, (D) surrender any right to claim a material tax refund, (E) enter into any material closing agreement with respect to taxes, or (F) consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax;
•(A) grant any increases in, or accelerate the time of payment, vesting or funding of, the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual service providers, except as required by applicable law or a Vital benefit plan existing as of the date of the Merger Agreement; (B) pay or agree to pay to any director, officer, employee or individual service provider, whether past or present, any severance (including adding any participants to any severance plan or arrangement maintained by Vital or any of its subsidiaries), equity or equity-based incentive awards, transaction or retention bonuses, pension, retirement allowance or other compensation or employee benefit not required by any Vital benefit plan existing as of the date of the Merger Agreement; (C) hire, promote, engage, or terminate (other than for cause) any employee or individual service provider receiving (or who would receive upon hire) an annualized base salary or fixed compensation of more than $100,000; (D) enter into any new, or materially amend any existing, employment or severance or termination agreement with any director, officer, employee or individual service provider, except (x) as required by applicable law or a Vital benefit plan existing as of the date of the Merger Agreement or (y) employment agreements or offer letters for individuals hired as permitted by the immediately preceding (C) provided in the ordinary course of business consistent with past practice that follow in all material respects the applicable form of employment agreement or offer letter made available to Crescent and do not provide for any severance entitlements or any change-in-control or other entitlements payable in connection with the transactions contemplated by the Merger Agreement; (E) establish, adopt or enter into any Vital benefit plan which was not in existence or approved by the Vital Board prior to the date of the Merger Agreement, or terminate or materially amend any such plan or arrangement in existence on the date of the Merger Agreement (or any plan or arrangement that would be a Vital benefit plan if in effect on the date of the Merger Agreement); (F) loan or advance any money to any director, officer, employee or individual service provider or grant to any such individual a tax “gross-up” or similar entitlement, (G) undertake any employment losses that create, or would reasonably be expected to create, obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local law, (H) modify, extend or enter into any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, or (I) recognize or certify any labor unions, trade unions, works councils, or other employee representatives or other labor organizations as the bargaining representative for any employees of Vital or any of its subsidiaries, or enter into any contracts or arrangements with any such representative;
•incur, create or assume any indebtedness or guarantee any such indebtedness of another person or create any encumbrances on any material property or assets of Vital or any of its subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing does not restrict the (A) incurrence of indebtedness (1) under existing credit facilities in the ordinary course of business (excluding borrowings to fund returns of capital and acquisitions not otherwise permitted under the Merger Agreement) (provided, that, Vital will provide Crescent with (i) monthly updates of the amount of indebtedness outstanding under their existing credit facilities as soon as practicable and, in any event, within three business days after the end of each calendar month and (ii) notice, as soon as reasonably practicable, of any incurrences of indebtedness under their existing credit facilities in excess of $20 million as soon as practicable and, in any event, within three business days after such incurrence), (2) by Vital that is owed to any wholly owned subsidiary, (3) additional indebtedness in an amount not in excess of $15 million, or (B) the creation of any encumbrances securing any indebtedness permitted to be incurred by (A) above;
•make or commit to make any capital expenditures that are, in the aggregate greater than 110% of the quarterly budgeted amount of capital expenditures scheduled to be made in Vital’s capital expenditure budget set forth in the disclosure letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or to prevent imminent and substantial harm to the safety of individuals, assets or the environment (provided that Vital shall notify Crescent of any such expenditure as soon as reasonably practicable);
•settle or offer or propose to settle, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) involving the payment of monetary damages by Vital or any of its subsidiaries of any amount exceeding $1 million in the aggregate or if such settlement (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by Vital or any of its subsidiaries or (C) has a materially restrictive impact on the business of Vital or any of its subsidiaries;
•enter into any new line of business that is materially different from the businesses of Vital and its subsidiaries as of the date of the Merger Agreement;
•other than in the ordinary course of business consistent with past practice, with respect to amounts that are not material Vital and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by Vital or any of its subsidiaries or waive any rights held by Vital or any of its subsidiaries;
•other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Vital material contract (excluding any Vital benefit plan) had it been entered into prior to the date of the Merger Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Vital material contract (excluding any Vital benefit plan) or any contract (excluding any Vital benefit plan) that would have been a Vital material contract had it been entered into prior to the date of the Merger Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Vital material contract;
•fail to maintain in full force and effect in all material respects, or fail to replace or renew, any material insurance policy to the extent commercially reasonable in Vital’s business judgment in light of prevailing conditions in the insurance market;
•enter into any derivative transaction other than in the ordinary course of business;
•take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of the other transactions contemplated by the Merger Agreement; or
•agree to take any action that is prohibited by the above.
No Solicitation; Changes in Recommendation
No Solicitation by Crescent
Crescent has agreed that, from and after the date of the Merger Agreement, Crescent will, and will cause its subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a Crescent Competing Proposal.
Crescent has agreed that, from and after the date of the Merger Agreement, it will not, and will cause its subsidiaries and its and their respective officers and directors not to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:
•initiate, solicit or knowingly encourage any inquiry or the making, or engage in, continue or otherwise participate in any discussions or negotiations with respect to, or furnish any non-public information regarding Crescent or its subsidiaries, or access to properties, assets or employees of Crescent or its subsidiaries in connection with or in response to, of a Crescent Competing Proposal;
•enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Crescent Competing Proposal; or

•submit any Crescent Competing Proposal to the approval of Crescent stockholders.
Crescent has agreed that, from and after the date of the Merger Agreement, the Crescent Board and any committee thereof will not:
•withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Vital, the Crescent Board’s recommendations at the Crescent Special Meeting (such recommendations, the “Crescent Board Recommendation”) (it being understood that any failure to publicly, and without qualification, reaffirm the Crescent Board Recommendation, in each case, within ten business days after a Crescent Competing Proposal is made public if requested by Vital to do so will be deemed a withdrawal of the Crescent Board Recommendation for the purposes hereof);
•fail to include the Crescent Board Recommendation in this joint proxy statement/prospectus;
•approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Crescent Competing Proposal;
•publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, Crescent or providing for a Crescent Competing Proposal;
•in the case of a Crescent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Crescent Class A Common Stock fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten business days after commencement of such tender offer or exchange offer; or
•cause or permit Crescent to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Crescent Competing Proposal.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the approval by the Crescent stockholders of the Crescent Issuance Proposal, Crescent receives a written, unsolicited bona fide Crescent Competing Proposal (which did not result from a breach of the non-solicitation restrictions set forth in the Merger Agreement), (ii) Crescent shall advise Vital in writing of such Crescent Competing Proposal, and within 24 hours of receipt of the Crescent Competing Proposal, provide Vital with an unredacted copy of the Crescent Competing Proposal or if such proposed Crescent Competing Proposal is not made in writing, a written summary of the material financial and other terms of the Crescent Competing Proposal. Further, prior to the receipt of the approval by the Crescent stockholders of the Crescent Issuance Proposal, if the Crescent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Crescent Superior Proposal and the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties owed by the Crescent Board to the Crescent stockholders, then Crescent, its subsidiaries and their respective representatives are permitted to engage in discussions or negotiations with such third party with respect to such Crescent Competing Proposal.
Crescent and its representatives may (i) seek clarification from any person that has made a Crescent Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Crescent Board or any committee thereof to make an informed determination and (ii) inform a third party and its representatives of the restrictions imposed by the Merger Agreement (without conveying, requesting or attempting to gather any other information).
Notwithstanding these restrictions, the Crescent Board is not prohibited from making, directly or indirectly, after consultation with its outside legal counsel, such disclosures with regard to an acquisition proposal as it determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, or other applicable federal securities laws; provided, however, the Crescent Board will not be permitted to make a Crescent Change in Recommendation, except as expressly provided in the Merger Agreement.

A breach of Crescent’s non-solicitation obligations by a director of officer of Crescent or its subsidiaries is a deemed breach by Crescent. If any director or officer of Crescent becomes aware of such a breach by any other representative of Crescent or its subsidiaries, Crescent will use reasonable best efforts to promptly (and in any event within five business days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured.
No Solicitation by Vital
Vital has agreed that, from and after the date of the Merger Agreement, Vital will, and will cause its subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a Vital Competing Proposal.
Vital has agreed that, from and after the date of the Merger Agreement, will not, and will cause its subsidiaries and its and their respective officers and directors not to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:
•initiate, solicit or knowingly encourage any inquiry or the making, or engage in, continue or otherwise participate in any discussions or negotiations with respect to, or furnish any non-public information regarding Vital or its subsidiaries, or access to properties, assets or employees of Vital or its subsidiaries in connection with or in response to, of a Vital Competing Proposal;
•enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Vital Competing Proposal; or
•submit any Vital Competing Proposal to the approval of Vital stockholders.
Vital has agreed that, from and after the date of the Merger Agreement, the Vital Board and any committee thereof will not:
•withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Crescent, the Vital Board’s recommendations at the Vital Special Meeting (such recommendations, the “Vital Board Recommendation”) (it being understood that any failure to publicly, and without qualification, reaffirm the Vital Board Recommendation, in each case, within ten business days after a Vital Competing Proposal is made public if requested by Crescent to do so will be deemed a withdrawal of the Vital Board Recommendation for the purposes hereof);
•fail to include the Vital Board Recommendation in this joint proxy statement/prospectus;
•approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Vital Competing Proposal;
•publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, Vital or providing for a Vital Competing Proposal;
•in the case of a Vital Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Vital Common Stock fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten business days after commencement of such tender offer or exchange offer; or
•cause or permit Vital to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Vital Competing Proposal.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the Vital Stockholder Approval, Vital receives a written, unsolicited bona fide Vital Competing Proposal (which did not result from a breach of the non-solicitation restrictions set forth in the Merger Agreement), Vital shall advise Crescent in writing of such Vital Competing Proposal and within 24 hours of receipt of the Vital Competing Proposal, provide Crescent with an unredacted copy of the Vital Competing Proposal or if such proposed Vital Competing Proposal is not made in writing, a written summary of the material financial and other terms of the Vital Competing Proposal. Further, prior to the receipt of the Vital Stockholder Approval, if the Vital Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Vital Superior Proposal and the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties owed by the Vital Board to the Vital stockholders, then Vital, its subsidiaries and their respective representatives are permitted to engage in discussions or negotiations with such third party with respect to such Vital Competing Proposal.
Vital and its representatives may (i) seek clarification from any person that has made a Vital Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Vital Board or any committee thereof to make an informed determination and (ii) inform a third party and its representatives of the restrictions imposed by the Merger Agreement (without conveying, requesting or attempting to gather any other information).
Notwithstanding these restrictions, the Vital Board is not prohibited from making, directly or indirectly, after consultation with its outside legal counsel, such disclosures with regard to an acquisition proposal as it determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, or other applicable federal securities laws; provided, however, the Vital Board will not be permitted to make a Vital Change in Recommendation, except as expressly provided in the Merger Agreement.
A breach of Vital’s non-solicitation obligations by a director of officer of Vital or its subsidiaries is a deemed breach by Vital. If any director or officer of Vital becomes aware of such a breach by any other representative of Vital or its subsidiaries, Vital will use reasonable best efforts to promptly (and in any event within five business days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured.
Changes of Recommendation by the Crescent Board
Under the Merger Agreement, subject to certain exceptions described below, Crescent has agreed that the Crescent Board may not take any of the following actions with respect to a Crescent Change in Recommendation:
•withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Crescent, the Crescent Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Crescent Board Recommendation, in each case, within ten business days after a Crescent Competing Proposal is made public if requested by Vital to do so will be deemed a withdrawal of the Crescent Board Recommendation for the purposes hereof);
•fail to include the Crescent Board Recommendation in this joint proxy statement/prospectus;
•approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Crescent Competing Proposal;
•publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Crescent Competing Proposal; or
•in the case of a Crescent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Crescent Class A Common Stock fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten business days after commencement of such tender offer or exchange offer; or
•cause or permit Crescent to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Vital Competing Proposal.

However, at any time prior to obtaining the approval by the Crescent stockholders of the Crescent Issuance Proposal, the Crescent Board may, in response to a Crescent Competing Proposal that did not result from a breach of the non-solicitation restrictions applicable to Crescent, make a Crescent Change in Recommendation or terminate the Merger Agreement to enter into a definitive agreement for such Crescent Competing Proposal and that the Crescent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Crescent Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the Crescent stockholders, if, prior to taking such action:
•Crescent has given Vital written notice to Vital that Crescent has received a Crescent Superior Proposal (which notice will specify the material terms and conditions of such Crescent Superior Proposal including a copy of the available proposed Crescent Competing Proposal and any applicable transaction and financing documents and, that Crescent intends to take such action, and during the period ending on the fourth business day after the date on which such notice is given to Vital, Crescent shall, and shall cause its representatives to be made reasonably available to negotiate in good faith with Vital (to the extent Vital desires to negotiate) regarding a possible amendment of the Merger Agreement or possible alternative transaction so that the Crescent Competing Proposal ceases to be a Vital Superior Proposal); and
•after four business days, the Crescent Board determines in good faith, after taking into account any alternative transaction proposed by Vital, in good faith (after consultation with Crescent’s financial advisors and outside legal counsel) that such Crescent Competing Proposal remains a Crescent Superior Proposal and failing to make a Crescent Change in Recommendation would be reasonably likely to be inconsistent with the Crescent Board’s fiduciary obligations to the Crescent stockholders.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the approval by the Crescent stockholders of the Crescent Issuance Proposal, in response to a Crescent Intervening Event (as defined below) unrelated to a Crescent Competing Proposal, the Crescent Board may make a Crescent Change in Recommendation if the Crescent Board (i) determines in good faith, after consultation with Crescent’s outside legal counsel, that the failure to make such Crescent Change in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to the Crescent stockholders and (ii) provides written notice to Vital advising it that the Crescent Board is contemplating making a Crescent Change in Recommendation and reasonably describing such Crescent Intervening Event; provided, however, that (A) the Crescent Board may not make such a Crescent Change in Recommendation until the fourth business day after receipt by Vital of such notice and (B) during such four business day period, at the request of Vital, Crescent will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Crescent Board not to make such Crescent Change in Recommendation consistent with its fiduciary duties.
A “Crescent Intervening Event” means a material development or change in circumstance that occurs or arises after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Crescent Board as of the date of the Merger Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Crescent Board as of the date of the Merger Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Crescent Intervening Event: (i) the receipt, existence or terms of a Crescent Competing Proposal or any matter relating thereto or of consequence thereof constitute a Crescent Intervening Event, or (ii) any changes in the market price or trading volume of Crescent Class A Common Stock or Vital Common Stock, be taken into account when determining whether a Crescent Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Crescent Intervening Event has occurred.
Changes of Recommendation by the Vital Board
Under the Merger Agreement, subject to certain exceptions described below, Vital has agreed that the Vital Board may not take any of the following actions with respect to a Vital Change in Recommendation:
•withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Crescent, the Vital Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Vital Board Recommendation, in each case, within ten business days after a Vital Competing Proposal is made public if requested by Crescent to do so will be deemed a withdrawal of the Vital Board Recommendation for the purposes hereof);
•fail to include the Vital Board Recommendation in this joint proxy statement/prospectus;
•approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Vital Competing Proposal;
•publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Vital Competing Proposal; or
•in the case of a Vital Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Vital Common Stock fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten business days after commencement of such tender offer or exchange offer; or
•cause or permit Vital to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Vital Competing Proposal.
However, at any time prior to obtaining the Vital Stockholder Approval, the Vital Board may, in response to a Vital Competing Proposal that did not result from a breach of the non-solicitation restrictions applicable to Vital, make a Vital Change in Recommendation or terminate the Merger Agreement to enter into a definitive agreement for such Vital Competing Proposal and that the Vital Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Vital Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties, if, prior to taking such action:
•Vital has given Crescent written notice that Vital has received a Vital Superior Proposal (which notice will specify the material terms and conditions of such Vital Superior Proposal including a copy of the available proposed Vital Competing Proposal and any applicable transaction and financing documents and, that Vital intends to take such action, and during the period ending on the fourth business day after the date on which such notice is given to Crescent, Vital shall, and shall cause its representatives to be made reasonably available to negotiate in good faith with Crescent (to the extent Crescent desires to negotiate) regarding a possible amendment of the Merger Agreement or possible alternative transaction so that the Vital Competing Proposal ceases to be a Vital Superior Proposal); and
•after four business days, the Vital Board determines in good faith, after taking into account any alternative transaction proposed by Crescent, in good faith (after consultation with the Vital’s financial advisors and outside legal counsel) that such Vital Competing Proposal remains a Vital Superior Proposal and failing to make a Vital Change in Recommendation would be reasonably likely to be inconsistent with the Vital Board’s fiduciary obligations to the Vital stockholders.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the Vital Stockholder Approval, in response to a Vital Intervening Event unrelated to a Vital Competing Proposal, the Vital Board may make a Vital Change in Recommendation if the Vital Board (i) determines in good faith, after consultation with the Vital’s outside legal counsel, that the failure to make such Vital Change in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to the Vital stockholders and (ii) provides written notice to Crescent advising it that the Vital Board is contemplating making a Vital Change in Recommendation and reasonably describing such Vital Intervening Event; provided, however, that (A) the Vital Board may not make such a Vital Change in Recommendation until the fourth business day after receipt by Crescent of such notice and (B) during such four business day period, at the request of Crescent, Vital will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Vital Board not to make such Vital Change in Recommendation consistent with its fiduciary duties.

A “Vital Intervening Event” means a material development or change in circumstance that occurs or arises after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Vital Board as of the date of the Merger Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Vital Board as of the date of the Merger Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Vital Intervening Event: (i) the receipt, existence or terms of a Vital Competing Proposal or any matter relating thereto or of consequence thereof constitute a Vital Intervening Event, or (ii) any changes in the market price or trading volume of Vital Common Stock or Crescent Class A Common Stock, be taken into account when determining whether a Vital Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Vital Intervening Event has occurred.
Confidentiality and Standstill Arrangements
Each of Vital and Crescent has agreed not to, and to cause its subsidiaries not to, terminate, amend, modify or waive any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party; provided, however, that Vital or Crescent (as applicable) will be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit a third party to communicate privately to the Vital Board or Crescent Board (as applicable).
Definitions of Competing Proposals
A “Crescent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Vital or any of its subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (i) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Crescent or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 15% or more of Crescent’s and its subsidiaries’ combined net revenue, income or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (ii) any direct or indirect acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Crescent Class A Common Stock or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Crescent Class A Common Stock or (iii) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Crescent or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Crescent’s or any of its subsidiaries’ assets or equity interest.
A “Vital Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Crescent or any of its subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (i) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Vital or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 15% or more of Vital’s and its subsidiaries’ combined net revenue, income or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (ii) any direct or indirect acquisition of beneficial ownership by any person or group of 15% or more of the outstanding shares of Vital Common Stock or any tender or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding shares of Vital Common Stock or (iii) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vital or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 15% of Vital’s or any of its subsidiaries’ assets or equity interests.
Definitions of Superior Proposals
A “Crescent Superior Proposal” means any bona fide written proposal made after the date of the Merger Agreement by any person or group that did not result from a material breach of the no solicitation obligations in the

Merger Agreement to acquire, directly or indirectly, (i) businesses or assets of Crescent or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that accounts for 50% or more of the fair market value of the assets of Crescent and its subsidiaries, or that generated 50% or more of Crescent and its subsidiaries’ combined net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, respectively, or (ii) more than 50% of the outstanding shares of Crescent Class A Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Crescent Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, would, if consummated in accordance with its terms, (A) result in a transaction more favorable from a financial point of view to Crescent stockholders than the transactions contemplated by the Merger Agreement, after taking into account any revisions proposed by Vital in response to such Crescent Competing Proposal and (B) that is reasonably capable of being completed on the terms proposed.
A “Vital Superior Proposal” means any bona fide written proposal made after the date of the Merger Agreement by any person or group (other than Crescent or any of its affiliates) that did not result from a material breach of the no solicitation obligations in the Merger Agreement to acquire, directly or indirectly, (i) businesses or assets of Vital or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that accounts for 50% or more of the fair market value of the assets of Vital and its subsidiaries, or that generated 50% or more of Vital’s and its subsidiaries’ combined net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, respectively, or (ii) more than 50% of the outstanding shares of Vital Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Vital Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, would, if consummated in accordance with its terms, (A) result in a transaction more favorable from a financial point of view to Vital stockholders than the transactions contemplated by the Merger Agreement, after taking into account any revisions proposed by Crescent in response to such Vital Competing Proposal and (B) that is reasonably capable of being completed on the terms proposed.
Preparation of Joint Proxy Statement/Prospectus and Registration Statement
Each of Crescent and Vital has agreed to promptly furnish to the other party all information relating to such party and the holders of its capital stock, as may be reasonably requested by the other party in connection with preparing, filing and distributing this joint proxy statement/prospectus and any amendments or supplements hereto.
Each of Crescent and Vital has agreed to use reasonable best efforts to cause the registration statement of which this joint proxy statement/prospectus forms a part, to be declared effective under the Securities Act as promptly as practicable after its filing. Each of Crescent and Vital will advise the other promptly after it receives any request by the SEC for amendment of this joint proxy statement/prospectus or the registration statement, of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information.
Prior to filing the registration statement, of which this joint proxy statement/prospectus forms a part (or any amendment or supplement thereto), or mailing this joint proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Crescent and Vital has agreed to provide the other with a reasonable opportunity to review and comment on such document or response.
Crescent has agreed to use reasonable best efforts to also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the Crescent Stock Issuance and Vital will furnish all information concerning Vital, its subsidiaries and the holders of Vital Common Stock as may be reasonably requested in connection with any such action. Each party will the other, promptly after it receives notice thereof, of the time when the registration statement, of which this joint proxy statement/prospectus forms a part, has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Crescent Class A Common Stock issuable in connection with the First Company Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the registration statement, of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or requests by the SEC for additional information.
If at any time prior to the Effective Time, any information relating to Crescent or Vital, or any of their respective affiliates, officers or directors, is discovered by Crescent or Vital which should be set forth in an amendment or supplement to any of the registration statement, of which this joint proxy statement/prospectus forms a part, or this joint proxy statement/prospectus, so that any such documents would not contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any other such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable law, disseminated to either Crescent stockholder or Vital stockholders, as applicable.
Special Meetings
Crescent Special Meeting
Crescent has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Crescent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Crescent Issuance Proposal by Crescent stockholders, to be held as promptly as reasonably practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act. Except as permitted in the Merger Agreement, the Crescent Board must recommend that the stockholders of Crescent approve the Crescent Issuance Proposal at the Crescent Special Meeting and the Crescent Board must use reasonable best efforts to solicit from the Crescent stockholders proxies in favor of the approval of the Crescent Issuance Proposal. Crescent’s obligations to call, give notice of, convene and hold the Crescent Special Meeting in accordance with the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Crescent Competing Proposal or by any Crescent recommendation change.
Crescent will be required to postpone or adjourn the Crescent Special Meeting if (i) as of the time for which the Crescent Special Meeting is scheduled, there are insufficient shares of Crescent Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special Meeting or Crescent has not received proxies representing the required stockholder approval to approve the Crescent Stock Issuance, whether or not a quorum is present, or (ii) reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law in advance of the Crescent Special Meeting; provided, however, that the Crescent Special Meeting may not be adjourned or postponed to a date on or after two business days prior to the End Date (except as necessary to amend or supplement this joint proxy statement/prospectus), nor, without the prior consent of Vital, for more than ten business days after the date for which the meeting was previously scheduled.
Vital Special Meeting
Vital has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Vital to duly give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement by Vital stockholders, to be held as promptly as reasonably practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act. Except as permitted in the Merger Agreement, the Vital Board must recommend that the Vital stockholders adopt the Merger Agreement at the Vital Special Meeting and the Vital Board must solicit from Vital stockholders proxies in favor of the approval of the Vital Merger Proposal and use reasonable best efforts to secure the vote consent of Vital stockholders. Vital’s obligations to call, give notice of, convene and hold the Vital Special Meeting in accordance with the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Vital competing proposal or by any Vital recommendation change.
Vital will be required to adjourn or postpone the Vital Special Meeting (i) if at the time of the Vital Special Meeting (A) there are insufficient shares of Vital Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Vital Special Meeting (B) there are insufficient shares of Vital Common Stock represented (either in person or by proxy) to approve the Vital Merger Proposal, whether or not a quorum is present or (ii) to the extent necessary, after good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to Vital stockholders. Notwithstanding the foregoing, the Merger Agreement provides that the Vital Special Meeting may not be adjourned or postponed to a date on or after two business days prior to the End Date (except as necessary to amend or supplement this joint proxy statement/prospectus), nor, without the prior consent of Crescent, for more than ten business days after the date for which the meeting was previously scheduled. The chairperson of the Vital Special Meeting may adjourn the Vital Special Meeting from time to time for any reason, whether or not there is a quorum at the Vital Special Meeting.
Timing of Special Meetings
Crescent and Vital will use their reasonable best efforts to set the record dates for, schedule and convene the Crescent Special Meeting and the Vital Special Meeting on the same day.
Access to Information
Crescent and Vital have agreed to afford to, and to cause its subsidiaries to afford to, the other party and its representatives, during the period prior to the earlier of the Effective Time and the termination of the Merger Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its subsidiaries to, furnish reasonably promptly to the other party and its representatives such information concerning its and its subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party. Each party and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party and its subsidiaries of their normal duties, and Crescent or Vital, as applicable, shall inform the other party as to the general nature of what is being withheld and Crescent or Vital, as applicable, shall reasonably cooperate to attempt to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Notwithstanding the foregoing, no party will be required to grant such access or furnish such information to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable law or an existing contract or agreement.
HSR Approval
Each of Crescent and Vital will (i) cooperate fully with each other and furnish to the other such necessary information and reasonable assistance as the other may reasonably requested in connection with its preparation of any such filings and (ii) keep the other apprised of the statutes of any communications with, and any inquiries or requests for additional information, and provide the other party an opportunity to review and comment on proposed submissions. Crescent shall be entitled to direct any proceedings with any antitrust authority or other person, provided, however, that it shall afford Vital a reasonable opportunity to participate therein.
Notwithstanding anything to the contrary in the Merger Agreement, Crescent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Vital or Crescent or their respective subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Vital or Crescent or their respective subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Vital or Crescent or their respective subsidiaries or (v) effectuating any other change or restructuring of Vital or Crescent or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any antitrust authority in connection with any of the foregoing and in the case of actions by or with respect to Vital or its subsidiaries or its or their businesses or assets); provided, however, that any such action may, at the discretion of either party, be conditioned upon consummation of the Mergers to ensure that no governmental entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no antitrust authority with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Mergers as violative of any antitrust law, Crescent and Vital shall take such action, including the foregoing, as may be necessary to avoid, resist or resolve such action. Notwithstanding the foregoing, in no event shall Crescent, Merger Sub LLC or Merger Sub Inc. or Vital be required or permitted to take, or cause to be taken, any action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Crescent and its subsidiaries (including Vital and its subsidiaries), taken as a whole after giving effect to the Closing.
Employee Matters
For a period of twelve months following the Effective Time, each individual who is employed as of immediately prior to the Effective Time by Vital or its subsidiaries and who remains employed by Crescent or its subsidiaries (which we refer to as a “continuing employee”) will be provided with the following by Crescent:
•base salary or hourly wages (as applicable) and target short-term cash incentive compensation opportunities (other than equity or equity-based or retention, change in control, special, one-time or similar cash opportunities) that, in the aggregate, are no less favorable than as provided to the continuing employee as of immediately prior to the Effective Time;
•equity or equity-based compensation and long-term incentive compensation no less favorable than those provided from time to time to similarly situated employees of Crescent and its subsidiaries; and
•other employee benefits (excluding any equity or equity-based compensation, long-term incentive compensation, change in control, transaction and retention bonuses and payments, or other special, one-time or similar cash opportunities, non-qualified deferred compensation, and defined benefit pension and post-termination and retiree medical or other welfare benefits), in the aggregate, that are, at Crescent’s discretion, (i) substantially similar to those provided to such continuing employee as of immediately prior to the Effective Time or (ii) no less favorable than those provided from time to time to similarly situated employees of Crescent and its subsidiaries (in each case of clauses (i) and (ii), subject to the same exclusions).
If the Closing Date occurs in calendar year 2025, then Crescent will ensure, or cause its subsidiaries to ensure, that each continuing employee receives an annual bonus in respect of the fiscal year in which the Closing Date occurs in an amount equal to the greater of (i) the continuing employee’s target bonus or (ii) actual performance through the Effective Time under the applicable bonus arrangements of Vital (the “2025 Annual Bonus”), subject to the continuing employee’s continued employment through the payment date, provided that any continuing employee whose employment is terminated without “cause” (as defined in the Vital Equity Incentive Plan, dated as of December 10, 2024) will receive a 2025 Annual Bonus, subject to the continuing employee’s execution and non-revocation of a customary release of claims; provided, further, that the 2025 Annual Bonus payments will be paid no later than March 15, 2026.
With respect to each employee benefit plan of Crescent and its subsidiaries in which any of the continuing employees participate following the Effective Time (each, a “New Crescent Plan”), the continuing employees will be given credit for all purposes under such New Crescent Plans (other than with respect to any “defined benefit plan” or to the extent it would result in a duplication of benefits) in which the continuing employees participate, for such continuing employees’ service with Vital and its subsidiaries, including vesting (other than with respect to future equity or equity-based incentives or other incentive compensation arrangements), eligibility, and severance, to the same extent and for the same purposes that such service was taken into account under a corresponding benefit plan of Vital and its subsidiaries (each, an “Old Vital Plan”) immediately prior to the Effective Time. Crescent will, or will cause its subsidiaries, to take commercially reasonable efforts to give service credit for long term disability coverage purposes for the continuing employees’ service with Vital and its subsidiaries. From and after the Effective Time, as applicable, Crescent will, or will cause its subsidiaries to, take commercially reasonable efforts to (A) waive any limitation on health and welfare coverage of any continuing employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare New Crescent Plan to the extent such continuing employee and his or her eligible dependents are covered under an Old Vital Plan immediately prior to the Effective Time, and such conditions, periods or requirements are satisfied or waived under such Old Vital Plan and (B) give each continuing employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and credited to such person, in each case, to the extent permitted by the applicable insurance plan provider.
From and after the Effective Time, Crescent will, or will cause its subsidiaries to, assume and honor their respective obligations under all employment, severance, change in control and other similar agreements, if any, between Vital (or a subsidiary thereof) and a continuing employee that are in effect as of the Effective Time.
Prior to the Closing Date and conditioned on the occurrence of the Effective Time, if requested by Crescent in writing at least ten days prior to the Closing Date, Vital will cause it and its subsidiaries to take all necessary and appropriate action to (i) effect the termination of each defined contribution plan sponsored or maintained by Vital or its subsidiaries and intended to be qualified under Section 401(a) of the Code (collectively, the “401(k) Plan”) effective no later than the business day preceding the Closing Date, (ii) fully vest the account balance of all participants under the 401(k) Plan effective as of such termination date, (iii) cause all contributions to the 401(k) Plan to cease effective as of such termination date (other than contributions allocable to periods of service prior to such termination date, matching contributions on such participant contributions (including any true-up matching contributions), participant loan repayments, and any required corrective contributions) and (iv) cause Crescent to be named as the plan administrator of the 401(k) Plan as of the Closing Date.
In the event that the 401(k) Plan is terminated as set forth in the Merger Agreement, as soon as administratively practicable following the Effective Time, Crescent will use commercially reasonable efforts to cause (x) a defined contribution plan of Crescent or one of its subsidiaries to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in an amount equal to the full account balance (including any participant loans) distributed or distributable to each applicable continuing employee from the 401(k) Plan and (y) each applicable continuing employee to be eligible to participate in such defined contribution plan of Crescent or one of its subsidiaries as soon as administratively practicable, but in no event more than thirty days, following the Closing Date (giving effect to the service crediting provisions of the Merger Agreement).
For purposes of determining the number of vacation days and other paid time off to which each continuing employee is entitled during the calendar year in which the Effective Time occurs, Crescent or its subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such continuing employee as of immediately prior to the Effective Time for the calendar year in which the Effective Time occurs. Each such continuing employee will be permitted to use such vacation days and other paid time off in accordance with Crescent’s or its applicable subsidiary’s policies, as in effect from time to time.
Indemnification; Directors’ and Officers’ Insurance
From the Effective Time, to the fullest extent permitted under applicable law, Crescent and the Surviving Company have agreed to, jointly and severally, indemnify, defend and hold harmless in the same manner as provided by Vital, Crescent or any of their respective subsidiaries immediately prior to the date of the Merger Agreement each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, a director and officer of Vital, Crescent or any of their respective subsidiaries or who acts as a fiduciary under any Vital benefit plan, Crescent plan or any of their respective subsidiaries (in each case, when acting in such capacity) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual proceeding to which such person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such person is or was a director or officer of the Vital, Crescent or any of their respective subsidiaries, a fiduciary under any Vital benefit plan, Crescent plan or any of their respective subsidiaries, or is or was serving at the request of Vital, Crescent or any of their respective subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time.
Crescent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Company in any manner that would affect adversely the rights thereunder or under the organizational documents of the Surviving Company or any of its subsidiaries of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Crescent shall, and shall cause the Surviving Company to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Vital, Crescent or any of their respective subsidiaries and any of directors or officers of Vital, Crescent or any of their respective subsidiaries existing and in effect immediately prior to the date of the Merger Agreement.
Unless otherwise agreed by Crescent and Vital, Vital will put in place, and Crescent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies in favor of the indemnified persons with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Vital’s or Crescent’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Vital’s or Crescent’s existing policies, as applicable with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided that in no event shall Crescent and the Surviving Company collectively be required to spend in an aggregate annual premium amount of more than 300% of the amount of the annual premium paid by Vital for fiscal year 2024 for such purpose for the six years of coverage under such insurance policy.
Legal Proceedings
Each of Vital and Crescent will (i) give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental entity or other person with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other party reasonably informed as to the status of any such legal proceeding or threat, and (iii) cooperate and use reasonable best efforts to defend against and respond thereto. Vital will give Crescent a reasonable opportunity to participate in the defense or settlement of any of the foregoing litigation and shall consider in good faith Crescent’s advice with respect to any of the foregoing litigation; provided that Vital shall not offer to agree or settle any of the foregoing litigation without the prior written consent of Crescent.
Public Disclosure
Each of Crescent and Vital will not, and will cause its representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the other party; provided that, so long as Crescent or Vital uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same, Crescent or Vital, as applicable, may issue, without the prior written approval of the other party, a public announcement or other public disclosures required by applicable law or the rules of any stock exchange upon which such party’s or its subsidiary’s capital stock is traded, or consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers. Moreover, the Merger Agreement does not restrict Crescent’s or Vital’s ability to issue a press release or public statement in connection with a Crescent recommendation change or Vital recommendation change, provided that such recommendation change occurred in compliance with the Merger Agreement.

Reasonable Best Efforts; Notification
Crescent and Vital will each use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective the Mergers and the other transactions contemplated by the Merger Agreement.
The parties have agreed to promptly notify the other party upon becoming aware of any condition, event or circumstance that will result in any conditions to the completion of the Mergers not being met or the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement.
Vital shall, and shall cause its subsidiaries to, use commercially reasonable efforts to obtain, prior to the Closing, all third‑party consents and to give all third‑party notices required in connection with the consummation of the transactions contemplated by the Merger Agreement and the Closing, including to avoid (i) the material breach by Vital or its subsidiaries of, or the occurrence of a default under, any Vital material contract or (ii) the termination, cancellation or acceleration of any Vital material contract. Vital shall provide Crescent with a reasonable opportunity to review and comment on the form and substance of each such consent and notice prior to delivery, and shall consider Crescent’s comments in good faith. Vital shall also keep Crescent reasonably apprised of the status of its efforts to obtain such consents and deliver such notices, including promptly providing Crescent with copies of any such consents and notices obtained or delivered. Prior to the Closing, upon the request of Crescent, Vital agrees to work in good faith with Crescent to evaluate an alternative structure for the transactions contemplated by the Merger Agreement, which may include a reorganization of Vital by way of a pre-closing reorganization to interpose a new parent holding company prior to the Mergers, to the extent necessary or advisable to prevent the failure to obtain any such consent prior to the Closing from materially reducing the rights and benefits expect to be derived by the parties under the Merger Agreement. To the extent the parties deem pursuit of an alternative structure to be advisable, the parties agree to work in good faith to effectuate such alternative structure prior to Closing, including entering into (or causing their respective affiliates to enter into) separate agreements and/or making appropriate amendments to the Merger Agreement to effectuate such alternative structure in a manner that is reasonably acceptable to each of the parties. Notwithstanding the foregoing, (A) no party shall be required to use its efforts to pursue an alternative structure which would reasonably be expected to change the economic entitlements of the parties and their respective equityholders under the Merger Agreement, materially delay the consummation of the Closing, or prevent or impede the Mergers, taken together, from qualifying for the intended tax treatment and (B) Vital shall not be obligated to pursue any alternative structure if Vital’s obligation to consummate the transactions contemplated by the alternative structure would not be conditioned upon the receipt of a customary tax opinion from counsel reasonably acceptable to Vital that the Mergers contemplated in the alternative structure would qualify for the intended tax treatment.
Section 16 Matters
Prior to the Effective Time, Crescent and Vital shall take all such steps as may be required to cause any dispositions of equity securities of Vital (including derivative securities) or acquisitions of equity securities of Crescent (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Vital, or will become subject to such reporting requirements with respect to Crescent, to be exempt under Rule 16b-3 under the Exchange Act.
Stock Exchange Listing and Delisting
Crescent shall take all actions reasonably necessary to cause the Crescent Class A Common Stock to be issued to Vital stockholders pursuant to the Merger Agreement to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.
Prior to the Closing Date, upon Crescent’s request, Vital shall take all actions reasonably necessary to be taken prior to Closing to cause the delisting of Vital Common Stock from the NYSE and the termination of Vital’s registration of Vital Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with Vital’s obligations under the Exchange Act.

Financing and Financing Cooperation
Vital will cooperate with Crescent, and will cause Vital’s subsidiaries to and will use commercially reasonable efforts to cause Vital’s and its subsidiaries’ respective representatives to cooperate with the Crescent Parties and Crescent Finance, at the Crescent Parties’ sole cost and expense, as reasonably requested by the Crescent Parties in connection with the third party debt financing obtained by the Crescent Parties or any of their subsidiaries to fund the transactions contemplated by the Merger Agreement. Such cooperation will include (without limitation) the following: (i) reasonable participation in, and assistance with, customary marketing and syndication efforts related to such debt financing; (ii) assistance with the preparation of rating agency presentations, customary offering documents, confidential information memoranda (including a version that does not include material non-public information), private placement memoranda, high-yield offering prospectuses, lender presentations and other customary marketing materials, (iii) participation by appropriate members of senior management of Vital and its subsidiaries in a reasonable number of meetings, presentations, roadshows, due diligence sessions and drafting and negotiation sessions with debt financing sources (including such meetings and presentations in connection with obtaining ratings in connection with such debt financing), (iv) delivery to Crescent and debt financing sources as promptly as reasonably practicable (without limitation) of its financial statements.
Tax Matters
Crescent and Vital have agreed not to (and agreed to cause their respective subsidiaries and affiliates not to) take any action (whether or not otherwise permitted under the Merger Agreement), and agreed not to cause any action to be taken, which action could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Agreement is intended to constitute, and the parties to the Merger Agreement have adopted the Merger Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Crescent and Vital have agreed to reasonably cooperate and use reasonable best efforts in connection with the issuance of any tax opinions relating to the tax consequences of the transactions contemplated by the Merger Agreement, which cooperation shall include the delivery by Crescent and Vital of duly authorized and executed officer’s certificates containing such representations, warranties and covenants as may be reasonably requested by the relevant counsel to enable it to render its opinion. The Closing is not conditioned on the Mergers (as currently contemplated) qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Takeover Laws
None of the parties will take any action that would cause the transactions contemplated by the Merger Agreement to be subject to requirements imposed by any takeover laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL), and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Mergers or other transactions contemplated by the Merger Agreement from the takeover laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL) of any state that purport to apply to the Merger Agreement, the Crescent Support Agreements or the transactions contemplated by the Merger Agreement, including the Mergers.
Conditions to the Completion of the Mergers
Mutual Conditions
The respective obligations of Vital and the Crescent Parties to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time or, to the extent permitted by law, the waiver by each party, of each of the following conditions:
•the approval of the Vital Merger Proposal by Vital stockholders must have been obtained in accordance with applicable law and the organizational documents of Vital;

•the approval of the Crescent Stock Issuance by Crescent stockholders must have been obtained in accordance with applicable law and the organizational documents of Crescent;
•any waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act must have expired or otherwise been terminated;
•no governmental entity having jurisdiction over any party to the Merger Agreement will have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement, and no law may be in effect that makes consummation of the Mergers illegal or otherwise prohibited;
•the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order (or, to the knowledge of Crescent or Vital, threatened by the SEC); and
•the shares of Crescent Class A Common Stock issued or issuable to holders of eligible shares of Vital Common Stock pursuant to the Merger Agreement must have been authorized for listing on the NYSE, subject to official notice of issuance.
Additional Conditions to the Obligations of the Crescent Parties
The obligations of the Crescent Parties to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time or, to the extent permitted by law, the waiver by Crescent of each of the following conditions:
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Vital must be true and correct (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date and as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•Vital must have performed or complied with, in all material respects, all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and
•Crescent must have received a certificate of Vital signed by a duly authorized officer of Vital, dated as of the Closing Date, confirming that the conditions described above have been satisfied.
Additional Conditions to the Obligations of Vital
The obligations of Vital to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by Vital at or prior to the Effective Time of each of the following conditions:
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Crescent must be true and correct (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) in all respects as of the date of the Merger Agreement and as of the Closing Date and as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•each of the Crescent Parties must have performed or complied with, in all material respects, all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and
•Vital must have received a certificate of Crescent signed by an executive officer of Crescent, dated as of the Closing Date, confirming that the conditions described above have been satisfied.

Termination
Termination Rights
Crescent and Vital may terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Vital stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders.
The Merger Agreement may also be terminated by either Crescent or Vital at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Vital stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders, in any of the following situations:
•if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the Mergers illegal or otherwise permanently prohibited, so long as the terminating party’s material breach of a covenant or agreement under the Merger Agreement has not been the primary cause or primarily resulted in such action or event occurring;
•if the Mergers have not been consummated at or prior to 5:00 p.m. Houston, Texas time on the End Date, so long as the terminating party’s material breach of a covenant or agreement under the Merger Agreement has not been the primary cause or primarily resulted in the failure of the Mergers to occur on or before such date;
•in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of an applicable closing condition if it was continuing as of the Closing Date and (ii) cannot be or has not been cured within thirty days after the giving of written notice to the breaching party of such breach (which, in the case of a breach by Vital, we refer to as a “Vital breach termination event” and, in the case of a breach by Crescent, we refer to as a “Crescent breach termination event”) and so long as the terminating party is not in itself in such breach; or
•if (i) the Vital stockholders do not approve the Vital Merger Proposal upon a vote held at a duly held Vital Special Meeting, or at any adjournment or postponement of the Vital Special Meeting, or (ii) the Crescent stockholders do not approve the Crescent Issuance Proposal upon a vote held at a duly held Crescent Special Meeting, or at any adjournment or postponement of the Crescent Special Meeting.
In addition, the Merger Agreement may be terminated by Crescent:
•if (i) at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, the Vital Board or any committee thereof has made a Vital Change in Recommendation (whether or not permitted by the Merger Agreement) or (ii) Vital or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date; or
•at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal, so long as Crescent has contemporaneously with such termination paid Vital the Crescent Termination Fee and Crescent has complied in all material respects in accordance with the Merger Agreement in respect of such Crescent Superior Proposal.
Further, the Merger Agreement may be terminated by Vital:
•if (i) at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Change in Recommendation (whether or not permitted by the Merger Agreement) or (ii) Crescent or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date; or
•at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, in order to enter into a definitive agreement with respect to a Vital Superior Proposal, so long as Vital has contemporaneously with such termination paid Crescent the Vital Termination Fee and Vital has complied in all material respects in accordance with the Merger Agreement in respect of such Vital Superior Proposal.
Termination Fees and Expense Reimbursement
Termination Fees Payable by Crescent
The Merger Agreement requires Crescent to pay Vital the Crescent Termination Fee if:
•(i) Vital terminates the Merger Agreement because (A) at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Change in Recommendation (whether or not permitted by the Merger Agreement) or (B) Crescent or one of its directors or officers have Willfully and Materially Breached its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date, or (ii) Crescent terminates the Merger Agreement at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal;
•(i) (A) Vital or Crescent terminates the Merger Agreement due to failure to obtain the Crescent stockholder approval of the Crescent Issuance Proposal, and on or before the date of such termination a Crescent Competing Proposal has been publicly announced or publicly disclosed and not withdrawn without qualification at least five business days prior to the Crescent Special Meeting or (B) Vital terminates the Merger Agreement due to a Crescent breach termination event, and on or before the date of such termination a Crescent Competing Proposal has been announced, disclosed or otherwise communicated to senior management of Crescent or the Crescent Board and not withdrawn, and (ii) within twelve months after such termination, Crescent enters into a definitive agreement with respect to, or publicly approves or recommends to its stockholders or otherwise does not oppose, or consummates, any Crescent Competing Proposal (for purposes of this paragraph, any reference in the definition of Crescent Competing Proposal to “15%” will be deemed to be a reference to “50%”); or
•Crescent or Vital terminates the Merger Agreement because of (i) the failure to obtain the Crescent stockholder approval of the Crescent Issuance Proposal or (ii) the failure to consummate the Mergers prior to the expiration of the End Date, and at the time of such termination, Vital would have been permitted to terminate the Merger Agreement because of a Crescent Change in Recommendation or breach of Crescent’s non-solicitation obligations in the Merger Agreement.
In no event will Crescent be required to pay the Crescent Termination Fee on more than one occasion.
Termination Fees Payable by Vital
The Merger Agreement requires Vital to pay Crescent the Vital Termination Fee if:
•(i) Crescent terminates the Merger Agreement because (A) at any time prior to the approval of the Vital Merger Proposal by the Vital stockholders, the Vital Board or any committee thereof has made a Vital Change in Recommendation (whether or not permitted by the Merger Agreement) or (B) Vital or one of its directors or officers Willfully and Materially Breaches its non-solicitation obligations under the Merger Agreement in a manner that materially impedes, interferes with or prevents the consummation of the transactions contemplated by the Merger Agreement on or before the End Date, or (ii) Vital terminates the

Merger Agreement at any time prior to the approval of the Vital Merger Proposal by Vital stockholders, in order to enter into a definitive agreement with respect to a Vital Superior Proposal;
•(i) (A) Vital or Crescent terminates the Merger Agreement due to failure to obtain the Vital stockholder approval of the Vital Merger Proposal, and on or before the date of such termination a Vital Competing Proposal has been publicly announced or publicly disclosed and not withdrawn without qualification at least five business days prior to the Vital Special Meeting or (B) Crescent terminates the Merger Agreement due to a Vital breach termination event, and on or before the date of such termination a Vital Competing Proposal has been announced, disclosed or otherwise communicated to senior management of Vital or Vital Board and not withdrawn, and (ii) within twelve months after such termination, Vital enters into a definitive agreement with respect to, or publicly approves or recommends to its stockholders or otherwise does not oppose, or consummates, any Vital Competing Proposal (for purposes of this paragraph, any reference in the definition of Vital Competing Proposal to “15%” will be deemed to be a reference to “50%”); or
•Crescent or Vital terminates the Merger Agreement because of (i) the failure to obtain the Vital stockholder approval of the Vital Merger Proposal or (ii) the failure to consummate the Mergers prior to the expiration of the End Date, and at the time of such termination, Crescent would have been permitted to terminate the Merger Agreement because of a Vital Change in Recommendation or breach of Vital’s non-solicitation obligations in the Merger Agreement.
In no event will Vital be required to pay the Vital Termination Fee on more than one occasion.
Expenses
Except for the payment of the expenses described below, generally, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid solely and entirely by the party incurring such expenses whether or not the Mergers are consummated.
The Merger Agreement requires Crescent to pay Vital an expense reimbursement in the amount of $5.5 million if the Merger Agreement is terminated by either Crescent or Vital because the required approval by the Crescent stockholders of the Crescent Issuance Proposal is not obtained and Vital is not otherwise entitled to receive the Crescent Termination Fee.
The Merger Agreement requires Vital to pay Crescent an expense reimbursement in the amount of $5.5 million if the Merger Agreement is terminated by either Crescent or Vital because the required Vital Stockholder Approval is not obtained and Crescent is not otherwise entitled to receive the Vital Termination Fee.
In no event will either party be entitled to receive more than one payment of the expense reimbursement. If either party receives a termination fee, then such party will not be entitled to also receive the expense reimbursement, and if a party is entitled to receive a termination fee after it has already received an expense reimbursement or concurrently with such expense reimbursement, such termination fee will be paid net of the expense reimbursement received.
Effect of Termination
In the event of termination of the Merger Agreement pursuant to the provisions described in the section entitled “The Merger Agreement-Termination,” the Merger Agreement (other than certain provisions as set forth in the Merger Agreement) will become void and there will be no liability or obligation on the part of any party to the Merger Agreement (or any stockholder or representative of such party); provided, however, that the termination of the Merger Agreement will not relieve any party to the Merger Agreement from any liability or damages for a “Willful and Material Breach” of any covenant, agreement or obligation under the Merger Agreement or fraud (which or damages are not limited to reimbursement of out-of-pocket fees, costs or expenses, with respect to any party to the Merger Agreement, as applicable, incurred in connection with the transactions contemplated by the Merger Agreement and include monetary damages based on the loss of the economic benefit of the transactions contemplated by the Merger Agreement to each party to the Merger Agreement and their respective equityholders).

Specific Performance; Remedies
Crescent and Vital have agreed that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached by the parties to the Merger Agreement. Crescent and Vital have further agreed that, prior to any termination of the Merger Agreement, each party will be entitled to an injunction(s) or any other appropriate form of specific performance or equitable relief to prevent breaches of the Merger Agreement and to enforce specially the terms and conditions of the Merger Agreement in any court of competent jurisdiction (as determined under the Merger Agreement), in addition to any other remedy to which such party is entitled under the terms of the Merger Agreement at law or in equity. Crescent and Vital further agreed that no party to the Merger Agreement or other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such remedy and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any party to the Merger Agreement brings an action to enforce specifically the performance of the terms and provisions of the Merger Agreement by any other party to the Merger Agreement, the End Date will be automatically extended by such other time period established by the court presiding over such action.
No Third Party Beneficiaries
Nothing in the Merger Agreement, express or implied, is intended to or confers upon any person other than the parties to the Merger Agreement any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement, except:
•the rights of the holders of shares of Vital Common Stock and Vital incentive awards to receive the Merger Consideration; and
•the right of the indemnified persons to enforce the obligations described under “The Merger Agreement-Indemnification; Directors’ and Officers’ Insurance.”
Amendment
The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors at any time before or after the receipt of any required approval by Vital stockholders of the Vital Merger Proposal or by Crescent stockholders of the Crescent Issuance Proposal, but, after any such adoption, no amendment may be made which by law or the rules of the NYSE would require the further approval by such stockholders without first obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.
Governing Law
The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws.
Crescent Support Agreements
Concurrently with the execution of the Merger Agreement, the Crescent Supporting Stockholders who, as of such date, held approximately 29% of the outstanding shares of Crescent Class A Common Stock and all shares of Crescent Preferred Stock, entered into the Crescent Support Agreements, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, (i) not to transfer any of their shares of Crescent Class A Common Stock, (ii) to vote their shares of Crescent Class A Common Stock in favor of the Crescent Issuance Proposal and any other matter considered and voted upon by the stockholders of Crescent necessary to consummate the Mergers, and (iii) to vote their shares of Crescent Class A Common Stock against (A) any Crescent Competing Proposal or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or other obligation or agreement of Crescent or its subsidiaries contained in the Merger Agreement or of such Crescent Supporting Stockholder contained in the Crescent Support Agreements. Additionally, pursuant to the Crescent

Support Agreement entered into with the Series I Preferred Stockholder, the Series I Preferred Stockholder agreed (i) not to indirectly transfer its shares of Crescent Preferred Stock for a period of three years following the Effective Time, (ii) to approve the expansion of the Crescent Board to twelve members to become effective as of, or as of immediately prior to, the Closing and (iii) not to remove or replace the two directors designated by Vital for a period of two years following the Effective Time (except such director designees may be removed or replaced for cause). The Crescent Support Agreements will terminate upon the earliest to occur of (i) the approval of the Crescent Issuance Proposal being obtained, (ii) the date the Merger Agreement is validly terminated in accordance with its terms and (iii) the Effective Time.
As of the date of the Crescent Record Date, the Crescent Supporting Stockholders hold and are entitled to vote in the aggregate approximately 29% of the issued and outstanding shares of Crescent Class A Common Stock entitled to vote at the Crescent Special Meeting.
Management Agreement Amendment
On August 24, 2025, Crescent and the Manager entered into the Third Amendment to Management Agreement, pursuant to which the incremental Management Fee (as defined in the Management Agreement) that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million.
Henry Investor Agreement
The Henry Investors, who held approximately 20% of the outstanding shares of Vital Common Stock as of the date of the Merger Agreement, entered into the Henry Investor Agreement with Vital on September 13, 2023, in connection with the acquisition of certain oil and gas producing properties from the Henry Investors for consideration of, among other things, cash and preferred stock of Vital that converted into 1,575,376 shares of Vital Common Stock on May 23, 2024. Under the terms of the Henry Investor Agreement, the Henry Investors agreed, until such time that the Henry Investors no longer beneficially own 10% or more of the outstanding shares of Vital Common Stock, among other things, (i) not to transfer any of their voting securities without the prior consent of Vital, subject to certain exceptions, and (ii) to cause all the voting securities beneficially owned by the Henry Investors or their affiliates to be voted in favor of any recommendation of the Vital Board relating to any merger, acquisition or business combination that is voted on by the Vital stockholders. Vital is required to use reasonable best efforts to enforce these obligations under the terms of the Merger Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following is a general discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders (as defined below) of Vital Common Stock. This discussion is based upon the Code, the U.S. Treasury regulations promulgated under the Code, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date of this joint information statement/proxy statement/prospectus, and all of which are subject to change or differing interpretation (possibly with retroactive effect). Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. The U.S. federal income tax laws are complex and subject to varying interpretation. Neither Vital nor Crescent has sought, not intends to seek, any ruling from the IRS with respect to the statements made and the positions or conclusions described in the following summary, and there can be no assurance the IRS or a court will not take a contrary position.
The following discussion applies only to U.S. holders that hold their shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to U.S. federal income tax. In addition, it does not address any alternative minimum tax consequences of the Mergers or the potential application of the Medicare contribution tax on net investment income. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances or that may be applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, such as:
•a bank, thrift, mutual fund, or other financial institution;
•an insurance company;
•a tax-exempt organization or governmental organization;
•an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or a holder of interests therein);
•a regulated investment company;
•a real estate investment trust;
•a dealer or broker in stocks, securities, commodities or currencies;
•a trader in securities that elects to use a mark-to-market method of accounting;
•a holder of Vital Common Stock who holds Vital Common Stock as part of a hedge, straddle, appreciated financial position, constructive sale, conversion or other integrated investment or risk reduction transaction;
•a holder of Vital Common Stock who actually or constructively holds (or actually or constructively held at any time during the five year period ending on the date of the Mergers) more than 5% (by vote or value) of any class of Vital stock;
•a holder of Vital Common Stock who acquired or holds its shares of Vital Common Stock through the exercise of employee state options or otherwise as compensation or through a tax-qualified retirement plan or other individual retirement or other tax-deferred accounts;
•a person that is not a U.S. holder;
•a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or
•certain former citizens or long-term residents of the United States or a person that has a functional currency other than the U.S. dollar.

THE TAX CONSEQUENCES OF THE MERGERS TO A VITAL STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH STOCKHOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN CRESCENT’S OR VITAL’S CONTROL. ALL VITAL STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
U.S. Holder Defined
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Vital Common Stock that, for U.S. federal income tax purposes, is:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Vital Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partnership or partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Vital Common Stock, you should consult your tax advisor regarding the tax consequences to you of the Mergers.
Tax Treatment of the Mergers
Assuming that the Mergers are completed as currently contemplated, Vital and Crescent intend that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Crescent and Vital intend to report the Mergers consistent with such qualification. It is not a condition to Crescent’s obligation or Vital’s obligation to complete the Mergers (as currently contemplated) that the Mergers so qualify as a reorganization. Moreover, Crescent and Vital have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged, the Mergers would generally be treated as a taxable transaction for U.S. holders in which they recognize taxable gain or loss. The following discussion assumes the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
General Tax Consequences of the Mergers
Assuming that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Mergers to a U.S. holder will be as follows.
A U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Vital Common Stock for shares of Crescent Class A Common Stock, except with respect to cash, if any, received in lieu of a fractional share of Crescent Class A Common Stock (as discussed below). Such U.S. holder’s aggregate tax basis in the shares of Crescent Class A Common Stock received in the Mergers (including any fractional share deemed to be received) generally will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Vital Common Stock surrendered in the Mergers. The holding period of the shares of Crescent Class A

Common Stock received by such U.S. holder in the Mergers (including any fractional share deemed to be received) generally will include such U.S. holder’s holding period for the shares of Vital Common Stock surrendered in the Mergers. If a U.S. holder holds different blocks of Vital Common Stock (generally, Vital Common Stock acquired on different dates or at different prices), such U.S. holder should consult with its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Crescent Class A Common Stock received in the Mergers.
Receipt of Cash Upon the Deemed Sale of a Fractional Share
A U.S. holder of shares of Vital Common Stock that receives cash in lieu of a fractional share of Crescent Class A Common Stock generally will be treated as having received such fractional share pursuant to the Mergers and then as having sold such fractional share to Crescent in exchange for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in its Vital Common Stock surrendered that is allocated to such fractional share (determined as described above). Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Mergers, the U.S. holder’s holding period for such fractional share (determined as described above) is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.
VITAL STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
Information Reporting and Backup Withholding
Payments of cash to a U.S. holder in lieu of a fractional share of Crescent Class A Common Stock in connection with the Mergers generally will be subject to information reporting and may, in certain circumstances, be subject to U.S. backup withholding unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS TO U.S. HOLDERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO A PARTICULAR VITAL STOCKHOLDER. ALL VITAL STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Defined terms included below but not otherwise defined in this section shall have the meaning assigned to such terms elsewhere in this joint proxy statement/prospectus.
Introduction
On August 24, 2025, Crescent Energy Company, a Delaware corporation (“Crescent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Vital Energy, Inc., a Delaware corporation (“Vital”), Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Crescent, and Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent, pursuant to which, among other things, Crescent has agreed to acquire Vital (the “Mergers”).
Subject to the terms and conditions of the Merger Agreement, each share of Vital Common Stock, par value $0.01 per share (“Vital Common Stock”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive 1.9062 shares of Crescent Class A Common Stock and cash in lieu of fractional shares of Crescent Class A Common Stock (such amount, the “Exchange Ratio,” and such consideration, the “Merger Consideration”).
The unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared from the respective historical consolidated financial statements of Crescent and Vital, adjusted to give effect to (i) the Mergers, (ii) Crescent’s completed acquisition of the outstanding equity interests in Ridgemar (Eagle Ford) LLC (“Ridgemar” and, such transaction, the “Ridgemar Acquisition”), (iii) Crescent’s completed merger with SilverBow Resources, Inc. (“SilverBow,” such transaction, the “SilverBow Merger” and, together with the Ridgemar Acquisition, the “Previous Crescent Acquisitions”), (iv) Vital’s purchase in September 2024 of certain oil and natural gas properties (the “Point Properties” and, such transaction the “Point Acquisition”) (v) Crescent’s offering (the “Notes Offering”) of $600.0 million aggregate principal amount of its 8.375% Senior Notes due 2034 (the “2034 Notes”), the concurrent tender offer (the “Tender Offer”) of certain of its 9.250% Senior Notes due 2028 (the “2028 Notes”) and the redemption of certain of its 2028 Notes (the “2028 Notes Redemption” and, together with the Notes Offering and the Tender Offer, the “Notes Transactions”), all of which occurred in July 2025, and (vi) the draw on Crescent’s senior secured reserve-based revolving credit agreement (the “Crescent Revolving Credit Facility”) and repayment of Vital’s senior secured credit facility (the “Vital Revolving Credit Facility”) immediately following Closing (such transactions, the “RCF Draw”).
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 is based in part on, and should be read in conjunction with, (i) the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024 included in Crescent’s Current Report on Form 8-K dated September 16, 2025 which gives effect to the Previous Crescent Acquisitions, and (ii) the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 included in Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025 which gives effect to the Point Acquisition.
The unaudited pro forma condensed combined statements of operations (the “pro forma statements of operations”) for the six months ended June 30, 2025 and for the year ended December 31, 2024 give effect to (i) the Mergers, (ii) the Previous Crescent Acquisitions, (iii) the Point Acquisition and (iv) the Notes Transactions and RCF Draw (collectively, the “Pro Forma Transactions”), as if each had occurred on January 1, 2024. The pro forma balance sheet as of June 30, 2025 reflects no adjustment for the Previous Crescent Acquisitions or the Point Acquisition, as the transactions are already reflected in the historical balance sheets of Crescent and Vital, respectively, for such periods. The pro forma statement of operations for the six months ended June 30, 2025 reflects no adjustment for the SilverBow Merger or the Point Acquisition as the transactions are already reflected in the historical statements of operations of Crescent and Vital, respectively, for such periods. The pro forma statement of operations for the year ended December 31, 2024 does not reflect the historical operations of the Point Acquisition from July 1, 2024 through September 19, 2024 as this period was also not reflected within Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025 and is deemed to be immaterial to the pro forma statement of operations for the year ended December 31, 2024. The pro forma financial statements contain certain reclassification adjustments to conform the historical financial statement presentation of Vital, the Point Properties, SilverBow and Ridgemar with Crescent’s historical financial statement presentation.
The following pro forma financial statements are based on, and should be read in conjunction with:
•the historical audited consolidated financial statements of Crescent for the year ended December 31, 2024 and the unaudited condensed consolidated financial statements of Crescent as of and for the six months ended June 30, 2025, and the related notes thereto;
•the historical audited consolidated financial statements of Vital for the year ended December 31, 2024 and the unaudited condensed consolidated financial statements of Vital as of and for the six months ended June 30, 2025, and the related notes thereto;
•the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024 included as Exhibit 99.1 in Crescent’s Current Report on Form 8-K dated September 16, 2025;
•the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 included as Exhibit 99.2 in Vital’s Annual Report on Form 10-K dated February 24, 2025;
•the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of Crescent and Vital; and
•the section entitled “Risk Factors” and other cautionary statements included elsewhere in this joint proxy statement/prospectus.
The pro forma financial statements were derived by making certain transaction accounting adjustments to the historical and pro forma financial statements noted above. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual impact of the Pro Forma Transactions may differ from the adjustments made to the pro forma financial statements. However, Crescent’s management believes that the assumptions provide a reasonable basis for presenting the significant effects for the period presented as if the Pro Forma Transactions had been consummated earlier, and that all adjustments necessary to present fairly the pro forma financial statements have been made.
As of the date of this joint proxy statement/prospectus, Crescent has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Vital’s accounting policies to Crescent’s accounting policies. A final determination of the fair value of Vital’s assets and liabilities will be based on the actual assets and liabilities of Vital that exist as of the closing date of the Mergers (the “Closing Date”) and, therefore, cannot be made prior to the completion of the Mergers. In addition, the value of the consideration to be paid by Crescent upon the consummation of the Mergers will be determined based on the closing share price of Crescent Class A Common Stock on the Closing Date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available or as additional analysis is performed.
The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Crescent estimated the fair value of Vital’s assets and liabilities based on discussions with Vital’s management, preliminary valuation studies, due diligence, and information presented in Vital’s SEC filings. Until the Mergers are completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented herein.

The pro forma financial statements and related notes are presented for illustrative purposes only and should not be relied upon as an indication of the operating results that Crescent would have achieved if the Merger Agreement had been entered into and the Pro Forma Transactions had taken place on the assumed dates. The pro forma financial statements do not reflect future events that may occur after the consummation of the Mergers, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that Crescent may achieve with respect to the combined operations. As a result, future results may vary significantly from the results reflected in the pro forma financial statements and should not be relied on as an indication of the future results of Crescent.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2025
(in thousands)

	Crescent (Historical)	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$3,054	$30,194	$—	$(8,438)	(b)	$—	(k)	$24,810
Restricted cash	3,840	—	—	—		—		3,840
Accounts receivable, net	595,356	242,956	—	—		—		838,312
Accounts receivable – affiliates	923	—	—	—		—		923
Derivative assets – current	97,682	—	129,444	—		—		227,126
Current derivatives asset	—	129,444	(129,444)	—		—		—
Prepaid expenses	41,668	—	7,101	—		—		48,769
Other current assets	10,748	27,836	(7,101)	—		—		14,959
			(16,524)
Total current assets	753,271	430,430	(16,524)	(8,438)		—		1,158,739
Property, plant and equipment:
Oil and natural gas properties, at cost
Proved	12,767,752	—	14,136,321	(11,920,255)	(c)	—		15,064,819
			81,001
Evaluated properties	—	14,136,321	(14,136,321)	—		—		—
Unproved	381,473	—	176,117	(142,751)	(c)	—		414,839
Unevaluated properties not being depleted	—	176,117	(176,117)	—		—		—
Oil and natural gas properties, at cost	13,149,225	14,312,438	81,001	(12,063,006)		—		15,479,658
Field and other property and equipment, at cost	230,951	—	16,524	—		—		288,496
			41,021
Midstream and other fixed assets, net	—	122,022	(41,021)	—		—		—
			(81,001)
Total property, plant and equipment	13,380,176	14,434,460	16,524	(12,063,006)		—		15,768,154
Less: accumulated depreciation, depletion, amortization and impairment	(4,399,776)	—	(9,915,495)	9,915,495	(c)	—		(4,399,776)
Less accumulated depletion and impairment	—	(9,915,495)	9,915,495	—		—		—
Property, plant and equipment, net	8,980,400	4,518,965	16,524	(2,147,511)		—		11,368,378
Derivative assets – noncurrent	2,362	—	33,165	—		—		35,527
Derivatives	—	33,165	(33,165)	—		—		—
Investments in equity affiliates	13,152	—	—	—		—		13,152
Deferred income taxes	—	3,396	—	170,778	(d)	—		174,174
Other assets	107,501	—	114,495	(10,223)	(e)	—		211,773
Operating lease right-of-use assets	—	82,049	(82,049)	—		—		—
Other noncurrent assets, net	—	32,446	(32,446)	—		—		—
TOTAL ASSETS	$9,856,686	$5,100,451	$—	$(1,995,394)		$—		$12,961,743
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$763,620	$158,125	$282,259	$27,800	(f)			$1,231,804
Accrued capital expenditures	—	109,844	(109,844)	—		—		—
Undistributed revenue and royalties	—	172,415	(172,415)	—		—		—
Accounts payable – affiliates	15,354	—	—	2,250	(g)	—		17,604
Derivative liabilities – current	6,225	—	—	—		—		6,225
Financing lease obligations – current	3,865	—	5,506	—		—		9,371
Other current liabilities	62,531	59,341	(5,506)	—		—		162,144
			45,778
Operating lease liabilities	—	45,778	(45,778)	—		—		—
Total current liabilities	851,595	545,503	—	30,050		—		1,427,148

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2025
(in thousands)

	Crescent (Historical)	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Long-term debt	3,373,595	—	2,321,294	24,284	(e)	29,207	(k)	5,748,380
Long-term debt, net	—	2,321,294	(2,321,294)	—		—		—
Derivative liabilities – noncurrent	21,689	—	19,466	—		—		41,155
Derivatives	—	19,466	(19,466)	—		—		—
Asset retirement obligations	479,701	75,620	—	18,905	(c)	—		574,226
Deferred tax liability	553,784	—	—	(553,784)	(d)	—		—
Financing lease obligations – noncurrent	2,301	—	3,728	—		—		6,029
Other liabilities	75,297	—	(3,728)	—		—		104,559
			32,990
Operating lease liabilities	—	27,941	(27,941)	—		—		—
Other noncurrent liabilities	—	5,049	(5,049)	—		—		—
Total liabilities	5,357,962	2,994,873	—	(480,545)		29,207		7,901,497
Equity:
Class A common stock, par value	26	—	—	7	(h)	—		33
Common stock	—	387	—	(387)	(i)	—		—
Preferred stock	—	—	—	—		—		—
Treasury stock	(66,258)	—	—	—		—		(66,258)
Additional paid-in capital	4,498,240	3,829,651	—	637,564	(h)	—		5,226,383
				(3,829,651)	(i)
				90,579	(j)
Retained earnings (accumulated deficit)	55,766	(1,724,460)	—	(4,240)	(b)	(29,207)	(k)	(110,862)
				(27,800)	(f)
				(2,250)	(g)
				(12,552)	(h)
				1,724,460	(i)
				(90,579)	(j)
Noncontrolling interests	10,950	—	—	—		—		10,950
Total equity	4,498,724	2,105,578	—	(1,514,849)		(29,207)		5,060,246
TOTAL LIABILITIES AND EQUITY	$9,856,686	$5,100,451	$—	$(1,995,394)		$—		$12,961,743
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2025
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Revenues:
Oil	$1,260,084	$—	$787,937	$—		$—		$2,048,021
Oil sales	—	787,937	(787,937)	—		—		—
Natural gas	347,387	—	37,969	—		—		385,356
Natural gas sales	—	37,969	(37,969)	—		—		—
Natural gas liquids	207,473	—	112,785	—		—		320,258
NGL sales	—	112,785	(112,785)	—		—		—
Midstream and other	73,851	—	3,116	—		—		76,967
Other operating revenues	—	3,116	(3,116)	—		—		—
Total revenues	1,888,795	941,807	—	—		—		2,830,602
Expenses:
Lease operating expense	325,597	211,235	(33,590)	—		—		503,242
Workover expense	35,806	—	33,590	—		—		69,396
Asset operating expense	50,724	—	—	—		—		50,724
Gathering, transportation and marketing	212,818	—	32,905	—		—		245,723
Oil transportation and marketing expenses	—	20,769	(20,769)	—		—		—
Gas gathering, processing and transportation expenses	—	12,136	(12,136)	—		—		—
Production and other taxes	117,098	—	59,581	—		—		176,679
Production and ad valorem taxes	—	59,581	(59,581)	—		—		—
Depreciation, depletion and amortization	586,847	—	376,324	(261,346)	(b)	—		703,836
			2,011
Depletion, depreciation and amortization	—	376,324	(376,324)	—		—		—
Impairment of oil and natural gas properties	48,632	—	585,287	—		—		633,919
Impairment expense	—	585,287	(585,287)	—		—		—
Exploration expense	5,880	—	—	1,189	(c)	—		7,069
Midstream and other operating expense	58,843	—	1,978	—		—		60,821
Other operating expenses, net	—	4,176	(1,978)	—		—		—
			(2,011)
			(187)
General and administrative expense	181,382	—	51,098	12,494	(c)	—		262,076
				17,102	(d)
General and administrative	—	46,471	(46,471)	—		—		—
Organizational restructuring expenses	—	4,627	(4,627)	—		—		—
Gain on sale of assets	(12,772)	—	(1,365)	—		—		(14,137)
Total expenses	1,610,855	1,320,606	(1,552)	(230,561)		—		2,699,348
Gain (loss) on disposal of assets, net	—	1,365	(1,365)	—		—		—
Income (loss) from operations	277,940	(377,434)	187	230,561		—		131,254
Other income (expense):
Gain on derivatives	107,557	—	113,164	—		—		220,721
Gain (loss) on derivatives, net	—	113,164	(113,164)	—		—		—
Interest expense	(151,797)	(100,234)	—	—		2,353	(i)	(249,678)
Other income (expense)	231	—	1,216	—		—		1,447
Other income (expense), net	—	1,216	(1,216)	—		—		—
Income (loss) from equity affiliates	831	—	(187)	—		—		644
Total other income (expense)	(43,178)	14,146	(187)	—		2,353		(26,866)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2025
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Income (loss) before taxes	234,762	(363,288)	—	230,561		2,353		104,388
Income tax benefit (expense)	(47,442)	(238,121)	—	(50,668)	(e)	(517)	(e)	(336,748)
Net income (loss)	187,320	(601,409)	—	179,893		1,836		(232,360)
Less: net (income) loss attributable to noncontrolling interests	(3,288)	—	—	—		—		(3,288)
Less: net (income) loss attributable to redeemable noncontrolling interests	(19,777)	—	—	13,000	(f)	(239)	(f)	(7,016)
Net income (loss) attributable to Crescent Energy	$164,255	$(601,409)	$—	$192,893		$1,597		$(242,664)
Net income (loss) per share:
Class A common stock – basic	$0.74							$(0.82)	(g)
Class A common stock – diluted	$0.72							$(0.82)	(g)
Class B common stock – basic and diluted	$—							$—
Basic		$(15.97)
Diluted		$(15.97)
Weighted average common shares outstanding:
Class A common stock – basic	223,339							296,873	(g)
Class A common stock – diluted	226,219							296,873	(g)
Class B common stock – basic and diluted	33,494							33,494
Basic		37,670
Diluted		37,670
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital Pro Forma Combined Prior to Mergers	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Revenues:
Oil	$2,954,858	$—	$1,961,059	$—		$—		$4,915,917
Oil sales	—	1,961,059	(1,961,059)	—		—		—
Natural gas	466,991	—	32,212	—		—		499,203
Natural gas sales	—	32,212	(32,212)	—		—		—
Natural gas liquids	414,360	—	191,454	—		—		605,814
NGL sales	—	191,454	(191,454)	—		—		—
Midstream and other	134,254	—	18,069	—		—		152,323
Sales of purchased oil	—	12,745	(12,745)	—		—		—
Other operating revenues	—	5,324	(5,324)	—		—		—
Total revenues	3,970,463	2,202,794	—	—		—		6,173,257
Expenses:
Lease operating expense	661,731	497,146	(85,269)	—		—		1,073,608
Workover expense	73,312	—	85,269	—		—		158,581
Asset operating expense	103,220	—	—	—		—		103,220
Gathering, transportation and marketing	404,282	—	69,840	—		—		474,122
Oil transportation and marketing expenses	—	49,140	(49,140)	—		—		—
Gas gathering, processing and transportation expenses	—	20,700	(20,700)	—		—		—
Production and other taxes	227,496	—	129,322	—		—		356,818
Production and ad valorem taxes	—	129,322	(129,322)	—		—		—
Depreciation, depletion and amortization	1,115,445	—	818,591	(594,895)	(b)	—		1,343,350
			4,209
Depletion, depreciation and amortization	—	818,591	(818,591)	—		—		—
Impairment expense	161,542	481,305	—	—		—		642,847
Exploration expense	16,591	—	—	3,166	(c)	—		19,757
Midstream and other operating expense	110,136	—	17,174	—		—		127,310
Costs of purchased oil	—	13,243	(13,243)	—		—		—
Other operating expenses, net	—	9,056	(3,931)	—		—		—
			(4,209)
			(916)
Organizational restructuring expenses	—	795	(795)	—		—		—
General and administrative expense	433,395	—	106,266	20,815	(c)	—		692,045
				86,977	(d)
				44,592	(h)
General and administrative	—	105,471	(105,471)	—		—		—
Gain on sale of assets	(29,430)	—	(1,513)	—		—		(30,943)
Total expenses	3,277,720	2,124,769	(2,429)	(439,345)		—		4,960,715
Gain (loss) on disposal of assets, net	—	1,513	(1,513)	—		—		—
Income from operations	692,743	79,538	916	439,345		—		1,212,542
Other income (expense):
Gain (loss) on derivatives	(106,308)	—	19,810	—		—		(86,498)
Gain (loss) on derivatives, net	—	19,810	(19,810)	—		—		—
Interest expense	(341,419)	(209,758)	—	—		1,135	(i)	(550,042)
Loss from extinguishment of debt	(59,095)	—	(66,115)	—		(29,207)	(i)	(154,417)
Loss on extinguishment of debt, net	—	(66,115)	66,115	—		—		—

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024
(in thousands, except per share data)

	Crescent Pro Forma Combined Prior to Mergers	Vital Pro Forma Combined Prior to Mergers	Vital Conforming and Reclass (a)	Transaction Accounting Adjustments		Financing Adjustments		Crescent Pro Forma Combined
Other income	3,315	—	7,275	—		—		10,590
Other income (expense), net	—	7,275	(7,275)	—		—		—
Income (loss) from equity affiliates	729	—	(916)	—		—		(187)
Total other income (expense)	(502,778)	(248,788)	(916)	—		(28,072)		(780,554)
Income (loss) before taxes	189,965	(169,250)	—	439,345		(28,072)		431,988
Income tax benefit (expense)	(24,969)	36,545	—	(96,551)	(e)	6,169	(e)	(78,806)
Net income (loss)	164,996	(132,705)	—	342,794		(21,903)		353,182
Less: net loss attributable to noncontrolling interests	1,215	—	—	—		—		1,215
Less: net (income) loss attributable to redeemable noncontrolling interests	(81,278)	—	—	(63,396)	(f)	6,376	(f)	(138,298)
Preferred stock dividends	—	(652)	—	—		—		(652)
Net income (loss) attributable to Crescent Energy	$84,933	$(133,357)	$—	$279,398		$(15,527)		$215,447
Net income (loss) per share:
Class A common stock – basic	$0.51							$0.90	(g)
Class A common stock – diluted	$0.51							$0.90	(g)
Class B common stock – basic and diluted	$—							$—
Basic		$(3.63)
Diluted		$(3.63)
Weighted average common shares outstanding:
Class A common stock – basic	166,401							239,936	(g)
Class A common stock – diluted	166,401							239,936	(g)
Class B common stock – basic and diluted	70,519							70,519
Basic		36,725
Diluted		36,725
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to unaudited pro forma condensed combined financial statements
NOTE 1 – Basis of pro forma presentation
The pro forma financial statements have been derived from the historical financial statements of Crescent and Vital, the pro forma statements of operations included in Crescent’s Current Report on Form 8-K dated September 16, 2025 for the Previous Crescent Acquisitions and the pro forma statement of operations included in Exhibit 99.2 to Vital’s Annual Report on Form 10-K dated February 24, 2025 for the Point Acquisition. The pro forma balance sheet as of June 30, 2025 gives effect to (i) the Mergers, (ii) the Notes Transactions, and (iii) the RCF Draw as if each had occurred on June 30, 2025. The pro forma statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024 give effect to the Pro Forma Transactions as if each had occurred on January 1, 2024.
The pro forma financial statements reflect pro forma adjustments that are based on available information and certain assumptions that management believes are reasonable. However, actual results may differ from those reflected in these pro forma financial statements. In management’s opinion, all adjustments known to date that are necessary to fairly present the pro forma information have been made. The pro forma financial statements do not purport to represent what the combined entity’s results of operations would have been if the Pro Forma Transactions had actually occurred on the dates indicated above, nor are they indicative of Crescent’s future results of operations.
These pro forma financial statements should be read in conjunction with the historical financial statements, and related notes thereto, of Crescent, Vital, Ridgemar, SilverBow and the Point Properties for the periods presented, which are incorporated by reference in this joint proxy statement/prospectus.
NOTE 2 – Pro forma acquisition accounting
The Mergers will be accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805 with Crescent considered to be the accounting acquirer. The allocation of the preliminary estimated purchase price for Vital is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of June 30, 2025 using currently available information. Because the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Crescent’s financial position and results of operations may differ significantly from the pro forma amounts included in this joint proxy statement/prospectus. Crescent’s estimate as of the date of this joint proxy statement/prospectus is that the fair value of the net assets and liabilities acquired is greater than the purchase price. Crescent expects to finalize its allocation of the purchase price as soon as practicable after completion of the Mergers.
The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:
•changes in the estimated fair value and number of shares of Crescent Class A Common Stock issued as merger consideration to Vital stockholders, based on the number of shares of Vital Common Stock outstanding and the share price of Crescent Class A Common Stock at the Closing Date;
•changes in the estimated fair value of Vital’s assets acquired and liabilities assumed as of the Closing Date of the Mergers, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, and other factors;
•the tax basis of Vital’s assets and liabilities as of the Closing Date; and
•certain of the factors described in “Risk Factors” included elsewhere within this joint proxy statement/prospectus.

The preliminary determination of consideration transferred and the fair value of assets acquired and liabilities assumed that are expected to be recorded are as follows (in thousands, except exchange ratio, share, and per share data):

Consideration transferred:	The Mergers
Equity consideration:
Shares of Vital Common Stock outstanding, excluding Vital Equity Awards	37,674,701
Exchange Ratio	1.906
Crescent Class A Common Stock issued for outstanding shares of Vital Common Stock	71,815,515
Closing price of Crescent Class A Common Stock on September 12, 2025	$8.67
Merger Consideration, excluding Vital Equity Awards	$622,641
Settlement of Vital Equity Awards	6,576
Consideration transferred	$629,217
Fair value of assets acquired:
Cash and cash equivalents	$30,194
Accounts receivable	242,956
Derivatives assets	162,609
Oil and natural gas properties - proved	2,297,067
Oil and natural gas properties - unproved	33,366
Field and other property and equipment	57,545
Deferred tax asset	727,958
Other assets	115,584
Total assets acquired	3,667,279
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	(440,384)
Derivative liabilities	(19,466)
Long-term debt	(2,345,578)
Asset retirement obligations	(94,525)
Other liabilities	(138,109)
Total liabilities assumed	(3,038,062)
Fair value of assets acquired and liabilities assumed	$629,217
The final value of consideration transferred will be determined based on the actual number and market price of shares of Crescent Class A Common Stock issued on the Closing Date. A 10% increase or decrease in the closing price of shares of Crescent Class A Common Stock, as compared to the September 12, 2025 closing price of $8.67, would increase or decrease the purchase price by approximately $62.5 million.
NOTE 3 – Adjustments to the pro forma financial statements
The pro forma financial statements have been prepared to illustrate the effects of the Pro Forma Transactions and have been prepared for informational purposes only.
The preceding pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X which requires the presentation of adjustments to account for the pro forma transactions (“Transaction Accounting Adjustments”) along with the certain financing transactions (“Financing Adjustments”) and allows for supplemental disclosure of the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management Adjustments”). Management has elected not to present Management Adjustments.

Pro forma balance sheet adjustments as of June 30, 2025
The adjustments included in the pro forma balance sheet as of June 30, 2025 are as follows:
Vital Conforming and Reclassification Adjustments
(a)Reflects adjustments to conform Vital’s historical presentation with Crescent’s financial statement presentation, including certain amounts that were presented by Vital as inventory but are considered part of field and other property and equipment by Crescent.
Transaction Accounting Adjustments
(b)Reflects an adjustment to cash and related impacts to retained earnings for the settlement of Vital’s cash-settled performance share units (the “Vital PSU Awards”) and Vital’s deferred stock awards (the “Vital Director Deferred Stock Awards”) pursuant to the terms of the Merger Agreement.
(c)Reflects the elimination of the historical cost and records Vital’s oil and natural gas properties, as well as field and other property and equipment, at fair value in accordance with the acquisition method of accounting. Additionally, this adjustment reflects the impact of the remeasurement of the asset retirement obligation (“ARO”) liability. The ARO liability adjustment reflects the future cash flows to retire the oil and natural gas properties at the end of their useful life, and asset retirement costs are capitalized within oil and natural gas properties as an offset to the initial recognition of the ARO liability.
(d)Reflects adjustments to record deferred tax assets of $728.0 million related to the tax attributes acquired in the Mergers.
(e)Reflects the write-off of Vital’s unamortized debt issuance costs, premium and discount related to its long-term debt assumed in the Mergers that is recorded at fair value.
(f)Reflects the accrual of one-time, nonrecurring costs related to Crescent’s estimated transaction costs for the Mergers. Estimated transaction costs are based on preliminary estimates, and the final amounts and the resulting effect on Crescent’s financial position may differ significantly. These incremental costs are not yet reflected in the historical consolidated balance sheets of Crescent as of June 30, 2025. The estimated transaction costs are reflected in the pro forma balance sheet as an increase to accounts payable and accrued liabilities as these costs will be expensed by Crescent as incurred.
(g)Reflects the increase to Crescent’s Management Fee and related impacts to retained earnings resulting from the Mergers.
(h)Reflects the issuance of Crescent Class A Common Stock as Merger Consideration, including one-time, nonrecurring costs related to the recognition of post-combination compensation expense totaling $12.6 million for the settlement of the Vital’s restricted stock awards (the “Vital RS Awards”).
(i)Reflects the elimination of the historical equity balances of Vital.
(j)Reflects adjustments to record the cumulative catch up for compensation cost related to the change in estimate for the target shares underlying Crescent’s Manager Incentive Plan resulting from the issuance of additional shares of Crescent Class A Common Stock.
Financing Adjustments
(k)Reflects pro forma adjustments for the Notes Transactions and the RCF Draw to repay outstanding amounts borrowed under the Vital Revolving Credit Facility. Crescent intends to pay off and terminate the Vital Revolving Credit Facility in connection with closing the Mergers with cash on hand. Refer to the table below for a detail of related transactions comprising the adjustment.

(in thousands)	Cash and cash equivalents	Long-term debt, net
Notes Transactions
Proceeds from the 8.375% Senior Notes due 2034	$600,000	$600,000
Deferred financing costs for the 2034 Notes	(11,900)	(11,900)
Cash tender offer of Crescent 9.250% Senior Notes due 2028	(306,100)	(306,100)
Redemption of Crescent 9.250% Senior Notes due 2028	(193,900)	(193,900)
Adjustments to reflect cash payment of the redemption premium and write-off of deferred financing costs for the 2028 Notes	(22,360)	6,847
Repayment of the Crescent Revolving Credit Facility	(65,740)	(65,740)
	$—	$29,207
RCF Draw
RCF Draw on the Crescent Revolving Credit Facility	$745,000	$745,000
Repayment of the Vital Revolving Credit Facility	(745,000)	(745,000)
	$—	$—
Pro forma statements of operations adjustments for the six months ended June 30, 2025 and for the year ended December 31, 2024
The adjustments included in the pro forma statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024 are as follows:
Vital Conforming and Reclassification Adjustments
(a)Reflects adjustments to conform Vital’s historical presentation with Crescent’s financial statement presentation.
Transaction Accounting Adjustments
(b)Reflects pro forma depletion expense calculated in accordance with the successful efforts method of accounting for oil and gas properties. Additionally, the adjustment reflects the increase in accretion expense related to the higher asset retirement obligation liability which was adjusted to reflect Crescent’s internal estimates, discount rate, and useful life estimate.
(c)Reflects the impact on general and administrative expense and exploration expense related to costs capitalized by Vital under the full cost method of accounting for oil and gas properties to conform to Crescent’s accounting under the successful efforts method.
(d)Reflects the impact on general and administrative expense related to increases in Crescent’s Management Fee and the Manager Incentive Plan related to the issuance of additional shares of Crescent Class A Common Stock as Merger Consideration.
(e)Reflects the income tax effect of the pro forma adjustments presented. The tax rate applied to the pro forma adjustments for the six months ended June 30, 2025 and for the year ended December 31, 2024 was the estimated combined federal and state statutory rate of 22.0%. The effective rate of Crescent in the future could be significantly different (either higher or lower) depending on a variety of factors.
(f)Reflects the impact of the allocation of net income attributable to redeemable noncontrolling interests related to the change in Crescent’s ownership of Crescent Energy OpCo LLC resulting from the issuance of additional shares of Crescent Class A Common Stock.
(g)Reflects the impact to the allocation of net income attributable to Crescent and the computation of basic and diluted net income (loss) per share for the issuance of 71.8 million additional shares of Crescent Class A

Common Stock related to outstanding shares of Vital common stock and 1.7 million additional shares of Crescent Class A Common Stock related to the settlement of Vital’s equity awards.
(h)Reflects the impact to general and administrative expense of one-time, nonrecurring costs for post-combination compensation cost related to the settlement of the Vital RS Awards and the Vital PSU Awards pursuant to the Merger Agreement for $16.8 million and Crescent’s estimated transaction costs of $27.8 million.
Financing Adjustments
(i)Reflects the pro forma impact of the Notes Transactions and the RCF Draw to repay outstanding amounts borrowed under the Vital Revolving Credit Facility.
NOTE 4 – Supplemental unaudited pro forma oil and natural gas reserves information
Oil and natural gas reserves
The following tables present the estimated unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves information as of December 31, 2024 for Crescent’s consolidated operations, along with a summary of changes in quantities of net remaining proved reserves for the year ended December 31, 2024. Crescent’s equity affiliates had no proved oil, natural gas, and NGL reserves as of December 31, 2023 and 2024. The disclosures below are derived from the “Oil and natural gas reserves” for the year ended December 31, 2024 reported in Crescent’s Current Report on Form 8-K dated September 16, 2025 and Vital’s Annual Report on Form 10-K. The estimates below are in certain instances presented on a “barrels of oil equivalent” or “Boe” basis. To determine Boe in the following tables, natural gas is converted to a crude oil equivalent at the ratio of six Mcf of natural gas to one barrel of crude oil equivalent.
The unaudited pro forma oil and natural gas reserves information is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2024 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and Vital’s Annual Reports on Form 10-K.

The unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves as of December 31, 2023 and 2024 and the changes in the pro forma quantities of net remaining proved reserves for the year ended December 31, 2024 are as follows:

	Oil and Condensate (MBbls)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	389,929	159,783	62,054	611,766
Revisions of previous estimates	(36,789)	(24,165)	(20,694)	(81,648)
Extensions, discoveries, and other additions	37,345	29,119	—	66,464
Sales of reserves in place	(3,344)	—	—	(3,344)
Purchases of reserves in place	11,401	40,988	(38,482)	13,907
Production	(40,646)	(22,585)	(2,878)	(66,109)
December 31, 2024	357,896	183,140	—	541,036

Proved Developed Reserves as of:
December 31, 2023	250,074	104,993	21,860	376,927
December 31, 2024	231,586	118,966	—	350,552

Proved Undeveloped Reserves as of:
December 31, 2023	139,855	54,790	40,194	234,839
December 31, 2024	126,310	64,174	—	190,484

	Natural Gas (MMcf)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	2,913,607	742,182	83,656	3,739,445
Revisions of previous estimates	(1,099,935)	(55,420)	(15,363)	(1,170,718)
Extensions, discoveries, and other additions	94,821	109,190	—	204,011
Sales of reserves in place	(5,318)	—	—	(5,318)
Purchases of reserves in place	9,409	77,751	(64,940)	22,220
Production	(250,452)	(78,794)	(3,353)	(332,599)
December 31, 2024	1,662,132	794,909	—	2,457,041

Proved Developed Reserves as of:
December 31, 2023	1,813,178	555,472	32,986	2,401,636
December 31, 2024	1,383,829	587,785	—	1,971,614

Proved Undeveloped Reserves as of:
December 31, 2023	1,100,429	186,710	50,670	1,337,809
December 31, 2024	278,303	207,124	—	485,427

	Natural Gas Liquids (MBbls)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	183,399	121,403	17,907	322,709
Revisions of previous estimates	(23,552)	(2,402)	(4,511)	(30,465)
Extensions, discoveries, and other additions	15,013	18,859	—	33,872
Sales of reserves in place	(767)	—	—	(767)
Purchases of reserves in place	1,541	15,060	(12,646)	3,955
Production	(17,865)	(13,270)	(750)	(31,885)
December 31, 2024	157,769	139,650	—	297,419

Proved Developed Reserves as of:
December 31, 2023	133,785	89,449	6,645	229,879
December 31, 2024	116,603	101,229	—	217,832

Proved Undeveloped Reserves as of:
December 31, 2023	49,614	31,954	11,262	92,830
December 31, 2024	41,166	38,421	—	79,587

	Total (MBoe)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Proved Developed and Undeveloped Reserves as of:
December 31, 2023	1,058,928	404,883	93,904	1,557,715
Revisions of previous estimates	(243,660)	(35,805)	(27,766)	(307,231)
Extensions, discoveries, and other additions	68,162	66,177	—	134,339
Sales of reserves in place	(4,998)	—	—	(4,998)
Purchases of reserves in place	14,510	69,007	(61,951)	21,566
Production	(100,253)	(48,987)	(4,187)	(153,427)
December 31, 2024	792,689	455,275	—	1,247,964

Proved Developed Reserves as of:
December 31, 2023	686,055	287,021	34,003	1,007,079
December 31, 2024	578,829	318,159	—	896,988

Proved Undeveloped Reserves as of:
December 31, 2023	372,873	117,862	59,901	550,636
December 31, 2024	213,860	137,116	—	350,976
Standardized measure of discounted future net cash flows
The following tables present the estimated unaudited pro forma standardized measure of discounted future net cash flows (the “pro forma standardized measure”) at December 31, 2024. The pro forma standardized measure information set forth below gives effect to the Pro Forma Transactions as if they had been completed on January 1, 2024. Transaction Adjustments reflect adjustments related to the tax effects resulting from the Pro Forma Transactions. The disclosures below are derived from the “Standardized measure of discounted future net cash flows” for the year ended December 31, 2024 reported in Crescent’s Current Report on Form 8-K dated September 16, 2025 and Vital’s Annual Report on Form 10-K. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the historical financial statements included in Crescent’s and Vital’s Annual Report on Form 10-K. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2024.
The pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2024 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and Vital’s Annual Reports on Form 10-K.
The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2024 is as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Crescent Pro Forma Combined
Future cash inflows	$32,864,244	$16,640,461	$49,504,705
Future production costs	(14,694,969)	(6,466,648)	(21,161,617)
Future development costs (1)	(4,406,269)	(2,155,788)	(6,562,057)
Future income taxes	(1,307,397)	(538,142)	(1,845,539)
Future net cash flows	$12,455,609	$7,479,883	$19,935,492
Annual discount of 10% for estimated timing	(5,356,677)	(3,264,563)	(8,621,240)
Standardized measure of discounted future net cash flows as of December 31, 2024	$7,098,932	$4,215,320	$11,314,252
__________________
(1)Future development costs include future abandonment and salvage costs.
Changes in standardized measure
The disclosures below are derived from the “Changes in standardized measure” for the year ended December 31, 2024 reported in Crescent’s Current Report on Form 8-K dated September 16, 2025 and Vital’s Annual Report on Form 10-K. The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2024 are as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to Mergers	Vital (Historical)	Point Acquisition Adjustments	Crescent Pro Forma Combined
Balance at December 31, 2023	$8,689,031	$4,150,838	$1,575,154	$14,415,023
Net change in prices and production costs	(76,484)	(877,407)	(332,957)	(1,286,848)
Net change in future development costs	33,866	(48,987)	—	(15,121)
Sales and transfers of oil and natural gas produced, net of production expenses	(2,452,594)	(1,308,530)	(188,992)	(3,950,116)
Extensions, discoveries, additions and improved recovery, net of related costs	725,993	412,846	—	1,138,839
Purchases of reserves in place	230,602	982,594	(886,560)	326,636
Sales of reserves in place	(70,549)	—	—	(70,549)
Revisions of previous quantity estimates	(1,273,762)	(105,561)	(513,041)	(1,892,364)
Previously estimated development costs incurred	786,004	461,230	267,854	1,515,088
Net change in taxes	(352,573)	43,168	—	(309,405)
Accretion of discount	801,095	448,835	78,542	1,328,472
Changes in timing and other	58,303	56,294	—	114,597
Balance at December 31, 2024	$7,098,932	$4,215,320	$—	$11,314,252

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CRESCENT AND VITAL
Crescent and Vital are each incorporated under the laws of the State of Delaware. Upon completion of the Mergers, the Crescent Charter and Crescent Bylaws, each in effect immediately prior to the effective time of the Mergers will be the charter and bylaws of the combined company. Consequently, the rights of Vital’s stockholders who receive shares of Crescent Class A Common Stock as a result of the Mergers will be governed by the DGCL, the Crescent Charter and the Crescent Bylaws. The following discussion summarizes certain material differences between the rights of holders of Vital Common Stock and Crescent Class A Common Stock resulting from the differences in their governing documents.
This discussion does not purport to be a complete statement of the rights of holders of Crescent Class A Common Stock under the DGCL, the Crescent Charter and the Crescent Bylaws or the rights of holders of Vital Common Stock under the DGCL, the Vital Charter and the Vital Bylaws, and is qualified in its entirety by reference to the governing corporate documents of Crescent and Vital and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 199.

Crescent	Vital

Capital Stock

The Crescent Charter authorizes 1,000,000,000 shares of Crescent Class A Common Stock, 500,000,000 shares of Crescent Class B Common Stock and 500,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,000 shares are designated as “Series I Preferred Stock.”
As of the Crescent Record Date, there were 254,631,041 shares of Crescent Class A Common Stock outstanding, no shares of Crescent Class B Common Stock outstanding and one share of Crescent Preferred Stock outstanding.

The Vital Charter authorizes 80,000,000 shares of Vital Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share.
As of the Vital Record Date, there were 38,689,952 shares of Vital Common Stock outstanding and no shares of Vital preferred stock outstanding.

Board of Directors

Section 141(b) of the DGCL provides that the number of directors constituting the board of directors may be fixed by the charter or bylaws of a corporation.
The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder shall have full and exclusive authority unilaterally to fix the number of directors to constitute the Crescent Board (which number of directors may be increased or decreased solely by the Series I Preferred Stockholder). On and following the Trigger Date, and subject to the rights of the holders of Preferred Stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the Crescent Board.
The Crescent Board currently has eleven directors. The Crescent Board is not classified. All directors are elected annually for one year terms. In connection with the Closing, the Crescent Board will be expanded to include twelve directors, with Vital designating two individuals for appointment to such vacancies. For more information see “The Merger Agreement—Board of Directors and Management of the Combined Company Following Completion of the Mergers.”

Section 141(b) of the DGCL provides that the number of directors constituting the board of directors may be fixed by the charter or bylaws of a corporation.
The Vital Charter provides that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the whole Vital Board.
The Vital Board currently has nine directors.
Pursuant to the Vital Charter, subject to the rights of any preferred stockholders to elect additional directors under specific circumstances, the Vital Board is currently divided into three classes. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires. At each annual meeting of stockholders, directors elected to succeed the directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Crescent	Vital

Removal of Directors

As described above under the heading “Board of Directors,” Crescent does not have a classified board.
The Crescent Charter and Crescent Bylaws provide that, prior to the Trigger Date and other than with respect to any directors elected solely by the holders of Preferred Stock, the Series I Preferred Stockholder shall have full authority unilaterally to remove and replace any director, with or without cause, at any time and for any reason or no reason; provided, however, that (i) John Goff shall be entitled to serve as a director and chairman of the Crescent Board during and throughout all of the Protected Period (as defined in the Crescent Charter and the Crescent Bylaws), and to the fullest extent permitted by law, may be removed as a director and Chairman during such period by the Series I Preferred Stockholder solely upon a finding of Cause (as defined in the Crescent Charter and the Crescent Bylaws) by a majority of Independent Directors (as defined in the Crescent Bylaws) then in office and (ii) the Liberty Directors (as defined in the Crescent Charter and the Crescent Bylaws) shall be entitled to serve as directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of Independent Directors then in office.
On and following the Trigger Date, subject to the rights of the holders of Preferred Stock, any director may be removed only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of Crescent Class A Common Stock entitled to vote generally in an election of directors with or without cause.

As described above under the heading “Board of Directors,” Vital has a classified board.
The Vital Charter provides that any director, or the entire Vital Board, may be removed at any time, only for cause and only by the affirmative vote of the holders of at least a seventy-five percent (75%) in voting power of the then-outstanding shares of Vital entitled to vote at an election of directors, acting at a meeting of the stockholders, voting as a single class, in accordance with the DGCL, the Vital Charter and the Vital Bylaws.
Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that directors may be removed only for cause if the corporation has a classified board unless, the certificate of incorporation otherwise provides. The Vital Charter does not otherwise provide so removal may only be effected for cause at such times when the Vital Board is classified, as described above under the heading “Board of Directors.”

Filling Vacancies on the Board of Directors

The Crescent Charter and Crescent Bylaws provide that, prior to the Trigger Date, any directorships created as a result of an increase in the size of the Crescent Board or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the Series I Preferred Stockholder.
On and following the Trigger Date, any directorships created as a result of an increase in the size of the Crescent Board or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Each director, including each appointed to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders for the election of directors or action by written consent of stockholders in lieu of annual meeting for the purpose of electing directors and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

The Vital Charter and Vital Bylaws provide that, subject to applicable law, a vacancy on the Vital Board, regardless of how it was created, may be filled by the stockholders, if authorized by a resolution of the Vital Board. Subject to the rights of any preferred stockholder, newly created directorships resulting from an increase in the authorized number of directors or any vacancy shall, unless otherwise authorized by law or by resolution of the Vital Board, be filled only by the majority vote of the directors then in office (and not by stockholders), regardless of whether a quorum is met.
Any director appointed in accordance with the preceding paragraph will hold office for the remainder of the full term of the class of directors in which the vacancy was created and until such director’s successor is duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Amendment of Certificate of Incorporation

The Crescent Charter provides that Crescent shall have the right to amend the certificate of incorporation or any provision, in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of Crescent by the charter or any amendment thereof are subject to such right of Crescent.
Any amendment to the Crescent Charter that is required to be submitted to a vote of stockholders under the DGCL requires the approval of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote thereon, voting together as a single class.
Holders of outstanding common stock shall not be entitled to vote on any amendment to the Crescent Charter (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the charter or pursuant to the DGCL.
Solely during the Protected Period, any amendment of the provisions of the Crescent Charter that are expressly applicable only during the Protected Period shall require the prior approval of a majority of the Independent Directors.
Crescent may not amend the Crescent Charter without the prior approval of the Series I Preferred Stockholder, which approval may be in the form of an action by consent of the Series I Preferred Stockholder.

The Vital Charter provides that Vital reserves the right at any time, and from time to time, to amend or repeal any provision contained in the Vital Charter in a manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders are granted subject to this reservation; provided, that, notwithstanding any other provision of the Vital Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of Vital required by law or by the Vital Charter, the affirmative vote of the holders of at least seventy-five (75%) of the voting power of all of the then-outstanding shares of the capital stock entitled to vote thereon shall be required to amend or repeal sections C or D of Article Fifth, Article Sixth, Article Seventh, Article Eighth, Article Tenth or Article Eleventh of the Vital Charter.

Crescent	Vital

Amendment of Bylaws

The Crescent Charter and Crescent Bylaws provide that the Crescent Board is expressly authorized to adopt, amend and repeal, in whole or in part, the Crescent Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or the Crescent Charter.
In addition to any vote or consent required by the Crescent Charter, Crescent Bylaws or applicable law, the amendment or repeal, in whole or in part, of Sections 2.05 through 2.07, Sections 3.02 through 3.10, Sections 5.03 through 5.05 and Article IV, Article VI and Article VIII shall require, prior to the Trigger Date, the prior approval of the Series I Preferred Stockholder.

The Vital Charter and Vital Bylaws provide that the Vital Board is expressly authorized to adopt, amend or repeal the Vital Bylaws. Any adoption, amendment or repeal of the Vital Bylaws by the Vital Board shall require the approval of a majority of the whole Vital Board.
The Vital stockholders shall also have the power to adopt, amend or repeal the Vital Bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock of Vital required by law or the Vital Charter, the affirmative vote of stockholders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Vital’s capital stock entitled to vote thereon, voting together as a single class, shall be required to so adopt, amend or repeal the Vital Bylaws.

Notice of Meetings of Crescent Stockholders or Vital Stockholders

Section 251(c) of the DGCL provides that written notice must be given to each stockholder not less than twenty nor more than sixty days before the date of a stockholder meeting at which a merger is considered.
In the event of a meeting of stockholders held to consider matters other than approval of certain specific transactions, including without limitation, a merger, written notice must be given not less than ten nor more than sixty days before the date of such meeting.

Section 251(c) of the DGCL provides that written notice must be given to each stockholder not less than twenty nor more than sixty days before the date of a stockholder meeting at which a merger is considered.
In the event of a meeting of stockholders held to consider matters other than approval of certain specific transactions, including without limitation, a merger, the Vital Bylaws provide that written notice must be given not less than ten nor more than sixty days before the date of such meeting.

Right to Call Special Meeting of Crescent Stockholders or Vital Stockholders

The Crescent Charter and Crescent Bylaws authorize the calling of a special meeting of stockholders for any purpose or purposes at any time only by or at the direction of (i) the Crescent Board, (ii) the Series I Preferred Stockholder or (iii) prior to the Trigger Date, a majority of the Independent Directors. The Series I Preferred Stockholder or a majority of the Independent Directors may call a special meeting by delivering to the Crescent Board one or more requests in writing stating that the majority of the Independent Directors or the Series I Preferred Stockholder, as applicable, wishes to call a special meeting and indicating the purposes for which the special meeting is to be called.

The Vital Charter and Vital Bylaws authorize the calling of special meetings of stockholders only by the Vital Board, pursuant to a resolution adopted by a majority of the total number of directors which Vital would have if there were no vacancies. The Vital Board may postpone, reschedule or cancel any scheduled special meeting for any reason. Stockholders may not call or request special meetings of stockholders.

Nominations and Proposals by Crescent Stockholders or Vital Stockholders

The Crescent Bylaws provide that, prior to the Trigger Date, nominations of persons for election to the Crescent Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Crescent’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Crescent Board or any authorized committee thereof or (iii) by the Series I Preferred Stockholder. On and following the Trigger Date, the Series I Preferred Stockholder will have no right to nominate persons for election to the Crescent Board or propose other business to be considered by the stockholders at an annual meeting in its capacity as the Series I Preferred Stockholder except as required by law and all such rights will be held solely by stockholders in accordance with the Crescent Bylaws.
If at any time applicable law provides stockholders of Crescent other than the Series I Preferred Stockholder the right to propose business to be brought before a meeting of stockholders at an annual meeting (including at any time following the Trigger Date), then any such stockholder may bring any such business before such meeting only if such stockholder (i) is entitled to vote at the annual meeting on the proposal of such business, (ii) has complied with the notice procedures set forth in the Crescent Bylaws, (iii) was a stockholder of record as of the time such notice is delivered to the Secretary of Crescent and as of the record date for notice and voting at the annual meeting and (iv) is a stockholder of record as of the date of the annual meeting.
To be timely, a stockholder’s notice shall be delivered to the Secretary of Crescent at the principal executive offices of Crescent not less than ninety days nor more than one hundred twenty days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty days, or delayed by more than seventy days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than one hundred twenty days prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

The Vital Bylaws provide that nominations of persons for election to the Vital Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act) may be made only (i) pursuant to Vital’s proxy materials with respect to such meeting, (ii) by or at the direction of the Vital Board or (iii) by any Vital stockholder of record at the time of giving of the notice required by the Vital Bylaws, who is entitled to vote at the meeting and has complied with the notice procedures set forth in the Vital Bylaws.
Other than with respect to matters properly brought under Rule 14a-8 under the Exchange Act, to be timely, a stockholder’s written notice shall be delivered to Vital’s Secretary at the principal executive offices of Vital not less than forty-five or more than seventy-five days prior to the one year anniversary of the date on which Vital first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than thirty days prior to or delayed more than thirty days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held, or written consent delivered in lieu thereof, in the preceding year, notice by such stockholder to be timely must be so received not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by Vital.
Notwithstanding the foregoing, the Vital Bylaws provide that in the event the number of directors to be elected to the Vital Board is increased and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the Vital Board by Vital at least ten days before the last day a stockholder may deliver a notice of nomination, a stockholder’s notice required by Vital Bylaws shall also be timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by Vital’s Secretary at the principal executive offices of the Vital not later than the close of business on the tenth day following the day on which such public announcement is first made by Vital.

Crescent	Vital

Indemnification of Officers, Directors and Employees

The Crescent Charter provides that, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Crescent will indemnify and hold harmless any person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or an officer of Crescent (including Indemnitee’s service, while a director or officer of Crescent, at the request of Crescent as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter, an “Indemnitee”), whether the basis of such proceeding is alleged action (or omission) in his or her official capacity as an Indemnitee, against all liability and loss suffered (including, without limitation, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974, as amended (the “ERISA excise taxes”), penalties and amounts paid in settlement) and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such Indemnitee in connection with such proceeding). The Crescent Charter provides that Crescent shall, to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, solely to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal that the Indemnitee is not entitled to be indemnified under the Crescent Charter or otherwise.
Crescent shall indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Crescent Board, or if the Crescent Board otherwise determines that indemnification or advancement of expenses is appropriate.
Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The Vital Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of Vital or is or was serving at the request of Vital as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, will be indemnified and held harmless by Vital to the fullest extent permitted by Delaware law, as the same exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits Vital to provide broader indemnification rights than such law permitted Vital to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in the Vital Bylaws with respect to proceedings to enforce rights to indemnification, Vital will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Vital Board.
The Vital Bylaws provide that an indemnitee shall also have the right to be paid by Vital the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Vital of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.
Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Crescent	Vital

Special Vote Requirements for Certain Transactions

The Crescent Charter provides that Crescent expressly elects not to be governed by Section 203 of the DGCL.
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three year waiting period requirement if:
•prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
•upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than certain shares held by directors who are also officers and certain employee stock plans; or
•the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.
The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation.
The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns at least 15% of the outstanding shares of stock entitled to vote.
The Crescent Charter and Crescent Bylaws also provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder shall have full and exclusive authority to appoint the entire Crescent Board and certain other to approval rights with respect to certain fundamental corporate actions, including without limitation debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a stockholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent.

Vital is governed by and subject to the provisions of Section 203 of the DGCL as in effect or amended, or any successor statute thereto.
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three year waiting period requirement if:
•prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
•upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than certain shares held by directors who are also officers and certain employee stock plans; or
•the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.
The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation.
The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns at least 15% of the outstanding shares of stock entitled to vote.

Statutory Approval of a Merger by Crescent Stockholders or Vital Stockholders

Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the Crescent Board and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote.
The Crescent Charter requires the prior approval of the Series I Preferred Stockholder, which approval may be in the form of an action by consent of the Series I Preferred Stockholder, in connection with a merger.

Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the Vital Board and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote.
The Vital Charter and Vital Bylaws do not include any exceptions or additions to what is required by Section 251.

Stockholder Action Without a Meeting

The Crescent Charter provides that, if consented to by the Crescent Board and the Series I Preferred Stockholder in writing, any action that may be taken at a meeting of the stockholders entitled to vote may be taken without a meeting, without a vote and without prior notice, if a consent or consents setting forth the action so taken are signed by stockholders owning not less than the minimum percentage of the voting power of the outstanding stock of Crescent (including stock of Crescent deemed owned by the Series I Preferred Stockholder) that would be necessary to authorize or take such action at a meeting at which all the stockholders entitled to vote were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.

The Vital Charter and Vital Bylaws provide that any action required or permitted to be taken by the stockholders of Vital may be effected only at a duly called annual or special meeting of stockholders and may not be effected by written consent or consents by stockholders in lieu of such meeting.

Crescent	Vital

Dissenters’ Rights

Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the stockholder has neither voted in favor of nor consented in writing to certain transactions including certain mergers, conversions, transfers, domestications, continuances or consolidations.
Unless a corporation’s charter provides otherwise, these appraisal rights are not available:
•with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;
•with respect to a merger, conversion, transfer, domestication, continuance or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than 2,000 holders, if the terms of the transaction allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or
•to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.
The Crescent Charter does not provide otherwise.

Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the stockholder has neither voted in favor of nor consented in writing to certain transactions including certain mergers, conversions, transfers, domestications, continuances or consolidations.
Unless a corporation’s charter provides otherwise, these appraisal rights are not available:
•with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;
•with respect to a merger, conversion, transfer, domestication, continuance or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than 2,000 holders, if the terms of the transaction allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or
•to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.
The Vital Charter does not provide otherwise.

Corporate Opportunity

The Crescent Charter provides that, to the fullest extent permitted by law, each Crescent director and officer shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged, independently or with others, including business interests and activities in direct competition with the business and activities of Crescent.
The Crescent Charter further provides, to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Crescent, any of its officers or directors, the Series I Preferred Stockholder, the direct and indirect owners of the Series I Preferred Stockholder or any of their respective affiliates, including but not limited to (i) KKR & Co. Inc. and its subsidiaries, (ii) investment funds, vehicles and accounts advised, managed or sponsored by KKR & Co. Inc. and (iii) affiliates of KKR & Co. Inc. (including KKR & Co. Inc. portfolio companies) (the entities named, in clauses (i)-(iii), the “KKR Participants”) in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and Crescent renounces any expectancy that any of its directors or officers or any of the KKR Participants will offer any such corporate opportunity of which he, she or it may become aware to Crescent. Notwithstanding the foregoing, Crescent has not renounced its interest in any corporate opportunity offered to any of its directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of Crescent and is one that such director or officer has no duty (contractual or fiduciary) to offer to a KKR Participant.
Neither the Vital Charter nor the Vital Bylaws provide an explicit “corporate opportunity” provision.

Crescent	Vital

Forum Selection
The Crescent Charter provides that, unless Crescent, in writing, selects or consents to the selection of an alternative forum: (i) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by the DGCL, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.
The Crescent Charter defines “internal corporate claims” as claims, including claims in the right of Crescent that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

The Vital Charter provides that, unless Vital consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Vital, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Vital to Vital or its stockholders, (c) any action asserting a claim arising pursuant to, or a claim with respect to the interpretation or application of, any provision of the DGCL, the Vital Charter or the Vital Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine.
The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
This provision of the Vital Charter may limit a Vital stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Vital and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

LEGAL MATTERS
The validity of the shares of Crescent Class A Common Stock offered hereby and certain matters relating to the Mergers will be passed upon for Crescent by Kirkland & Ellis LLP, Houston, Texas. Certain matters relating to the Mergers will be passed upon for Vital by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
Crescent Energy Company
The financial statements of Crescent as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this joint proxy statement/prospectus, and the effectiveness of Crescent’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The consolidated financial statements of SilverBow as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, incorporated by reference in this joint proxy statement/prospectus and in the registration statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Ridgemar Energy Management and its subsidiaries as of December 31, 2024 and 2023 incorporated by reference in this joint proxy statement/prospectus and in the registration statement have been so incorporated in reliance on the reports of Weaver and Tidwell, L.L.P., an independent auditor, given on the authority of said firms as experts in auditing and accounting.
Estimates of Crescent’s oil and natural gas reserves and related future net cash flows and present values thereof related to its properties as of December 31, 2024 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Ryder Scott, Crescent’s independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. Crescent has incorporated these estimates in reliance on the authority of such firm as stated in its report.
Vital Energy, Inc.
The consolidated financial statements of Vital appearing in Vital’s Annual Report (Form 10-K) for the year ended December 31, 2024, and the effectiveness of Vital’s internal control over financial reporting as of December 31, 2024 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The financial statements of Point Energy Partners Operating, LLC as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, incorporated by reference in this joint proxy statement/prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.
Information set forth or incorporated by reference herein regarding Vital’s estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values as of December 31, 2024, in the report prepared by Ryder Scott, Vital’s independent reserve engineer. All such information has been so included on the authority of such firm as experts regarding the matters contained in its reports.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to:

For Crescent Stockholders:	For Vital Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	Vital Energy, Inc. 521 E. Second Street, Suite 1000 Tulsa, Oklahoma 74120 (918) 513-4570

FUTURE STOCKHOLDER PROPOSALS
Crescent Stockholders Proposals
The Crescent Bylaws provide that, prior to the Trigger Date (as defined in the Crescent Charter), nominations of persons for election to the Crescent Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Crescent’s notice of meeting (or any supplement thereto) delivered pursuant to the applicable provisions of the Crescent Bylaws, (ii) by or at the direction of the Crescent Board or any authorized committee thereof or (iii) by the Series I Preferred Stockholder. On and following the Trigger Date, the Series I Preferred Stockholder will have no right to nominate persons for election to the Crescent Board or propose other business to be considered by the stockholders at an annual meeting in its capacity as the Series I Preferred Stockholder except as required by law and all such rights will be held solely by stockholders in accordance with the applicable provisions of the Crescent Bylaws.
If at any time applicable law provides stockholders of Crescent other than the Series I Preferred Stockholder the right to propose business to be brought before a meeting of stockholders at an annual meeting (including at any time following the Trigger Date), then any such stockholder may bring any such business before such meeting only if such stockholder (i) is entitled to vote at the annual meeting on the proposal of such business, (ii) has complied with the notice procedures set forth in the applicable provisions of the Crescent Bylaws, (iii) was a stockholder of record as of the time such notice is delivered to the Secretary of Crescent and as of the record date for notice and voting at the annual meeting and (iv) is a stockholder of record as of the date of the annual meeting.
For business to be properly brought before an annual meeting by a stockholder pursuant to the applicable provisions of the Crescent Bylaws, the stockholder must have given timely notice in writing to the Secretary of Crescent and such business must constitute a proper matter for action by stockholders. To be timely, a stockholder’s notice shall be delivered to the Secretary of Crescent at the principal executive offices of Crescent not less than ninety days nor more than one hundred twenty days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty days, or delayed by more than seventy days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than one hundred twenty days prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.
Vital Stockholder Proposals
If the Merger Agreement is not adopted by the requisite vote of the Vital stockholders or if the Mergers are not completed for any reason, Vital intends to hold an annual meeting of its stockholders in 2026.
Pursuant to the rules promulgated by the SEC, a stockholder who seeks to include a proposal in Vital’s proxy materials for Vital’s 2026 annual meeting of stockholders must timely submit such proposal in accordance with SEC Rule 14a-8 to Vital, addressed to the Corporate Secretary, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120, no later than December 11, 2025, unless the date of Vital’s 2026 annual meeting of stockholders is more than thirty days before or after May 22, 2026, in which case the proposal must be received a reasonable time before Vital begins to print and send its proxy materials.
The Vital Bylaws require timely written notice from any stockholder seeking to present nominations of persons for election to the Vital Board (which notice must comply with the additional requirements of Rule 14a-19(b) of the Exchange Act at the time it complies with the earlier deadlines in the Vital Bylaws) and other proposed business (other than proposals submitted in accordance with Rule 14a-8 for inclusion in Vital’s proxy materials) for consideration at Vital’s 2026 annual meeting of stockholders. Notice of such nominations or proposals must be delivered to or mailed and received by the Corporate Secretary, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120, not less than forty-five days nor more than seventy-five days prior to the one year anniversary of the date on which Vital first mailed its proxy materials for the preceding year’s annual meeting of stockholders. Based on the anniversary date of Vital’s 2025 annual meeting of stockholders, a stockholder must send timely written notice of any such nomination or other proposed business such that the notice is received by Vital no earlier than the close of business January 25, 2026, and no later than the close of business February 24, 2026. In the event Vital’s 2026 annual meeting of stockholders is advanced or delayed more than thirty days from the anniversary of the preceding year’s annual meeting, notice by such stockholder to be timely must be so received not later than the close of business on the later of the ninetieth day before Vital’s 2026 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by Vital.
Any such nomination or proposal must be made in writing, indicate certain information about the shares of Vital Common Stock (or other derivative instrument) which are owned by the stockholder and beneficial owner, if any, and comply with the requirements set forth in the Vital Bylaws. A nomination of persons for election to the Vital Board (each, a “nominee”) must also include certain information about the nominee, certain information regarding affiliations between the nominee and the stockholder, a completed and signed questionnaire and representation and agreement (in the form provided by Vital’s corporate secretary upon written request) by the nominee, and all other information about the nominee required under SEC Rule 14A and the Vital Bylaws. A proposal of business must also include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, any material interest that such stockholder or any stockholder associated person has in such business, the text of the proposal, a complete and accurate description of all agreements, arrangements and understandings between or among such stockholder and any stockholder associated person, if any, and the name and address of any other person(s) or entity or entities in connection with such stockholder’s proposal of business.
Nominations or proposals must be addressed as follows in order to be considered for Vital’s 2026 annual meeting of stockholders:
Corporate Secretary
Vital Energy, Inc.
521 E. Second Street, Suite 1000
Tulsa, Oklahoma 74120
Stockholders who wish to nominate an individual to the Vital Board must also follow the requirements of the Vital Bylaws and applicable SEC and NYSE rules and regulations.

WHERE YOU CAN FIND MORE INFORMATION
Both Crescent and Vital file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. In addition, Crescent and Vital file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Crescent at https://crescentenergyco.com under the “Investors” tab or from Vital at https://investor.vitalenergy.com/. The information contained on each of the SEC’s website, Crescent’s website and Vital’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.
Crescent has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows Crescent and Vital to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus or by more recent information incorporated by reference into this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies, and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.
This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Crescent:
•Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 26, 2025;
•Crescent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 5, 2025, and Crescent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed on August 4, 2025;
•Crescent’s Current Reports on Form 8-K/A, filed on August 13, 2024 and April 11, 2025, and Crescent’s Current Reports on Form 8-K, filed on January 31, 2025, May 23, 2025, June 23, 2025, June 24, 2025, July 11, 2025, August 25, 2025 and September 16, 2025 (excluding any information “furnished” but not “filed”); and
•The description of Crescent Class A Common Stock contained in Crescent’s Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by Vital:
•Vital’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 24, 2025;
•the Definitive Proxy Statement on Schedule 14A for the 2025 annual meeting of stockholders, filed with the SEC on April 10, 2025 (excluding any information “furnished” but not “filed”);
•Vital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 12, 2025, and Vital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed on August 6, 2025;
•Vital’s Current Reports on Form 8-K, filed on September 23, 2024, May 27, 2025, and August 25, 2025 (excluding any information “furnished” but not “filed”); and
•The description of Vital Common Stock contained in Vital’s Registration Statement on Form 8-A/A, filed on January 7, 2014, as updated by Exhibit 4.2 to Vital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as subsequently amended or updated for the purpose of updating the description of Vital Common Stock.
In addition, Crescent and Vital are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Crescent on September 19, 2025, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, including the Quarterly Report on Form 10-Q to be filed by each of Crescent and Vital for the period ended September 30, 2025 and the Form 8-K to be filed by Crescent containing pro forma financial information related to the Mergers for the period ended September 30, 2025, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Crescent stockholders and the Vital stockholders, including the Quarterly Report on Form 10-Q to be filed by each of Crescent and Vital for the period ended September 30, 2025 and the Form 8-K to be filed by Crescent containing pro forma financial information related to the Mergers for the period ended September 30, 2025; provided, however, that Crescent and Vital are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Crescent or Vital, without charge, upon written or oral request to the applicable company’s principal offices. The respective addresses and phone numbers of such principal offices are listed below.

For Crescent Stockholders:	For Vital Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	Vital Energy, Inc. 521 E. Second Street, Suite 1000 Tulsa, Oklahoma 74120 (918) 513-4570
To obtain timely delivery of these documents before the Crescent Special Meeting, Crescent stockholders must request the information no later than December 5, 2025 (which is five business days before the date of the Crescent Special Meeting).
To obtain timely delivery of these documents before the Vital Special Meeting, Vital stockholders must request the information no later than December 5, 2025 (which is five business days before the date of the Vital Special Meeting).
Neither Crescent nor Vital has authorized anyone to give any information or make any representation about the Mergers or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Crescent and Vital take no responsibility for, and can provide no assurance as to the reliability of, other information that others may give you. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

Agreement and Plan of Merger
AMONG
CRESCENT ENERGY COMPANY,
VENUS MERGER SUB I INC.,
VENUS MERGER SUB II LLC
AND
VITAL ENERGY, INC.
Dated as of August 24, 2025

A-i

4.12	Taxes	26
4.13	Litigation	27
4.14	Intellectual Property	27
4.15	Real Property	28
4.16	Rights-of-Way	29
4.17	Oil and Gas Matters	29
4.18	Environmental Matters	32
4.19	Material Contracts	32
4.20	Derivative Transactions	36
4.21	Insurance	36
4.22	Opinion of Financial Advisor	37
4.23	Brokers	37
4.24	Takeover Laws	37
4.25	No Additional Representations	37

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

5.1	Organization, Standing and Power	38
5.2	Capital Structure	38
5.3	Authority; No Violations, Consents and Approvals	40
5.4	Consents	42
5.5	SEC Documents; Financial Statements	42
5.6	Absence of Certain Changes or Events	44
5.7	No Undisclosed Material Liabilities	44
5.8	Information Supplied	44
5.9	Parent Permits; Compliance with Applicable Law	45
5.10	Compensation; Benefits	45
5.11	Labor Matters	46
5.12	Taxes	47
5.13	Litigation	49
5.14	Intellectual Property	49
5.15	Real Property	49
5.16	Rights-of-Way	50
5.17	Oil and Gas Matters	50
5.18	Environmental Matters	53
5.19	Material Contracts	54
5.20	Derivative Transactions	57
5.21	Insurance	57
5.22	Opinion of Financial Advisor	57
5.23	Brokers	58
A-ii

5.24	Takeover Laws	58
5.25	Merger Subs	58
5.26	Ownership of Company Common Stock	58
5.27	No Additional Representations	59

ARTICLE VI COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Mergers	59
6.2	Conduct of Parent Business Pending the Mergers	64
6.3	No Solicitation by the Company	66
6.4	No Solicitation by Parent	70
6.5	Preparation of Joint Proxy Statement/Prospectus and Registration Statement	75
6.6	Requisite Approvals	76
6.7	Stockholders Meetings	76
6.8	Access to Information	79
6.9	HSR and Other Approvals	79
6.10	Employee Matters	81
6.11	Indemnification; Directors’ and Officers’ Insurance	84
6.12	Agreement to Defend; Stockholder Litigation	86
6.13	Public Announcements	86
6.14	Transfer Taxes	87
6.15	Reasonable Best Efforts; Notification	87
6.16	Section 16 Matters	88
6.17	Listing Application; Delisting	88
6.18	Tax Matters	89
6.19	Takeover Laws	90
6.20	Obligations	90
6.21	Financing Cooperation	90
6.22	Henry Investor Agreement	93

ARTICLE VII CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Mergers	93
7.2	Additional Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC	94
7.3	Additional Conditions to Obligations of the Company	95
7.4	Frustration of Closing Conditions	95

A-iii

ARTICLE VIII TERMINATION

8.1	Termination	95
8.2	Notice of Termination; Effect of Termination	97
8.3	Expenses and Other Payments	98

ARTICLE IX GENERAL PROVISIONS

9.1	Disclosure Letter Definitions	100
9.2	Survival	101
9.3	Notices	101
9.4	Rules of Construction	102
9.5	Counterparts	103
9.6	Entire Agreement; Third Party Beneficiaries	104
9.7	Governing Law; Venue; Waiver of Jury Trial	104
9.8	No Remedy in Certain Circumstances	105
9.9	Assignment	105
9.10	Affiliate Liability	105
9.11	Specific Performance	106
9.12	Amendment	106
9.13	Extension; Waiver	106

Exhibit A	Form of Stockholder Voting and Support Agreement
Exhibit B	Form of Third Amendment to Management Agreement
A-iv

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of August 24, 2025 (this “Agreement”), among Crescent Energy Company, a Delaware corporation (“Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), and Vital Energy, Inc., a Delaware corporation (the “Company”).
WHEREAS, the Parties intend to effect (i) at the Effective Time, the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein and (ii) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;
WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (iii) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers;
WHEREAS, the Board of Directors of Parent (the “Parent Board”), by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the Merger Consideration pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and its stockholders (the “Parent Stockholders”), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the Parent Stockholders approve the Parent Stock Issuance (the “Parent Board Recommendation”);
WHEREAS, the Board of Directors of Merger Sub Inc. (the “Merger Sub Inc. Board”) has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the First Company Merger, are fair to, and in the best interests of, Merger Sub Inc.’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the First Company Merger and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Sub Inc., for adoption thereby and recommended that Parent, as sole stockholder of Merger Sub Inc., adopt and approve this Agreement, the First Company Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, (i) as the sole stockholder of Merger Sub Inc., will adopt this Agreement promptly following its execution and (ii) as the sole member of Merger Sub LLC, has adopted this Agreement concurrently with its execution;
WHEREAS, Parent has obtained the prior approval of the holder of the issued and outstanding Parent Series I Preferred Stock (as defined below) in accordance with the Organizational Documents of Parent, by written consent (the “Parent Preferred Stockholder Approval”);
WHEREAS, as an inducement to each of Parent and the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, each of Parent and the Company is entering into a voting and support agreement, substantially in the form attached hereto as Exhibit A, with each of (i) PT Independence Energy Holdings LLC, (ii) Independence Energy Aggregator LP, (iii) John C. Goff, (iv) Goff MCF Partners, LP, (v) Goff Family Investments, LP, (vi) The John C. Goff 2010 Family Trust, (vii) JCG 2016 Holdings, LP, (viii) Goff MCEP Holdings, LLC, (ix) Goff MCEP II, LP, (x) Goff Focused Energy Strategies, LP and (xi) The Goff Family Foundation (collectively, the “Parent Supporting Stockholders,” and such agreements, the “Stockholder Voting and Support Agreements”), effective as of the date hereof, pursuant to which, among other things, each of such Persons has agreed, subject to the terms of the Stockholder Voting and Support Agreements, to vote all of its Parent Common Stock in accordance with the terms of such Stockholder Voting and Support Agreements;
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and KKR Energy Assets Manager LLC have entered into an amendment to the Management Agreement, substantially in the form attached hereto as Exhibit B, with respect to the effect of the Parent Stock Issuance on the Management Fee (as defined in the Management Agreement); and
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub Inc., Merger Sub LLC and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section

2025 Annual Bonuses	6.10(b)
Agreement	Preamble
Alternative Structure	6.15(b)
Antitrust Authority	6.9(b)
Antitrust Laws	6.9(b)
Book-Entry Shares	3.4(b)(ii)
Certificates	3.4(b)(i)
Certificates of Merger	2.1(b)
Closing	2.2
Closing Date	2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(f)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(b)
Company Consent	6.15(b)
Company Contracts	4.19(b)
Company Director Designees	2.6
Company Disclosure Letter	Article IV
Company Employee	6.10(a)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1(a)
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)
Company Stockholders	Recitals
Company Stockholders Meeting	4.8(b)
Company Tax Certificates	6.18(c)
Competition Law Notifications	6.9(b)

Definition	Section

Confidentiality Agreement	6.8(b)
Converted Option	3.3(a)
Creditors’ Rights	4.3(a)
Defensible Title	4.17(a)(ii) and 5.17(a)(ii)
Delaware Secretary of State	2.1(a)
DGCL	2.1(a)
Divestiture Action	6.9(b)
DLLCA	2.1(b)
Effective Time	2.1(a)
Eligible Shares	3.1(b)(i)
email	9.3(b)
End Date	8.1(b)(ii)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
First Certificate of Merger	2.1(a)
First Company Merger	Recitals
GAAP	4.5(b)
Henry Investor Agreement	6.22
Henry Investors	6.22
HSR Act	4.4(a)
Indemnified Liabilities	6.11(a)
Indemnified Persons	6.11(a)
Intended Tax Treatment	Recitals
Joint Proxy Statement/Prospectus	4.5(b)
Letter of Transmittal	3.4(b)(i)
Material Company Insurance Policies	4.21
Material Parent Insurance Policies	5.21
Merger Consideration	3.1(b)(i)
Merger Sub Inc.	Preamble
Merger Sub Inc. Board	Recitals
Merger Sub LLC	Preamble
Mergers	Recitals
Non-Party Affiliate	9.10
Parent	Preamble
Parent 401(k) Plan	6.10(f)
Parent Affiliate Material Contract	6.2(b)(vii)

Definition	Section

Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Change of Recommendation	6.4(b)
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.17(a)(i)
Parent Intellectual Property	5.14
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15(a)
Parent Material Real Property Lease	5.15(b)
Parent Owned Real Property	5.15(a)
Parent Permits	5.9
Parent Plan	5.10(a)
Parent Preferred Stockholder Approval	Recitals
Parent Reserve Report	5.17(a)(i)
Parent Series I Preferred Stock	5.2(a)
Parent Stock Issuance	Recitals
Parent Stockholders	Recitals
Parent Supporting Stockholders	Recitals
Parent Tax Certificates	6.18(c)
Registration Statement	4.8(a)
Rights-of-Way	4.16
RS Award Consideration	3.3(b)
Second Certificate of Merger	2.1(b)
Second Company Merger	Recitals
Second Company Merger Effective Time	2.1(b)
SOX	4.5(a)
Stockholder Voting and Support Agreements	Recitals
Surviving Company	Recitals
Surviving Corporation	Recitals
Terminable Breach	8.1(b)(iii)(B)
Transition Period	6.10(a)
Annex A	Certain Definitions

ARTICLE II
THE MERGERS
2.1    The Mergers.
(a)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub Inc. shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the Surviving Corporation and a wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. The First Company Merger shall become effective upon the filing and acceptance of the First Certificate of Merger with the Delaware Secretary of State or at such later time as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).
(b)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall be the Surviving Company. Upon the terms and subject to the provisions of this Agreement, immediately following the Effective Time, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA in connection with effecting the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”) as the Parties shall specify in the Second Certificate of Merger.
2.2    Closing. The closing of the Mergers (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place and time as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 2.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.
2.3    Effects of the Mergers. At the Effective Time and the Second Company Merger Effective Time, as applicable, the Mergers shall have the effects set forth in this Agreement and the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.
2.4    Organizational Documents.
(a)    At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended in accordance with their respective terms and applicable Law.
(b)    At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, Merger Sub LLC or any other Person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time, until thereafter amended, subject to Section 6.11(b), in accordance with their respective terms and applicable Law.
2.5    Directors and Officers. The Parties shall take all necessary action such that, from and after the Effective Time, the directors and officers of Merger Sub Inc. immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. The Parties shall take all necessary action such that, from and after the Second Company Merger Effective Time, the officers of Merger Sub LLC immediately prior to the Effective Time shall be the officers of the Surviving Company, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

2.6    Directors of Parent. Prior to the Effective Time, Parent shall take all actions reasonably necessary to (a) cause the number of directors constituting the Parent Board to equal twelve (12), to become effective immediately prior to, but conditioned on, the Effective Time, (b) appoint two (2) directors to the Parent Board as of the Effective Time, which directors shall be designated in writing by the Company prior to the Effective Time (the “Company Director Designees”) after reasonable consultation with Parent following an opportunity to interview potential Company Director Designees and (c) cause each Company Director Designee to be appointed to a standing committee of the Parent Board. The Company Director Designees shall be reasonably acceptable to Parent and shall satisfy the independence requirements of the NYSE with respect to service on the Parent Board.
ARTICLE III
EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE CONSTITUENT ENTITIES; EXCHANGE
3.1    Effect of the First Company Merger. At the Effective Time, by virtue of the First Company Merger and without any action on the part of Parent, Merger Sub Inc., the Company or any holder of any Securities of Parent, Merger Sub Inc. or the Company:
(a)    Capital Stock of Merger Sub Inc. Each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)    Capital Stock of the Company.
(i)    Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares) (the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 1.9062.
(ii)    All such Eligible Shares, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of an Eligible Share that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4.
(iii)    All shares of Company Common Stock held by the Company as treasury shares or by Parent, Merger Sub Inc. or Merger Sub LLC or by any wholly owned Subsidiary of the Company, Merger Sub Inc. or Merger Sub LLC immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.
(c)    Impact of Stock Splits, Etc. In the event of any change between the date of this Agreement and the Effective Time in (i) the number of shares of Company Common Stock or Securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock or Securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided that, nothing in this Section 3.1(c) shall be construed to permit the Company or Parent to take any action with respect to the Securities of the Company or Parent, respectively, except to the extent consistent with, and that is not otherwise prohibited by, the terms of this Agreement.
3.2    Effect of the Second Company Merger. At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub LLC or the holders of any Securities of Parent, the Surviving Corporation or Merger Sub LLC, (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Company Merger Effective Time shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor, and (b) the limited liability company interests of Merger Sub LLC issued and outstanding as of immediately prior to the Second Company Merger Effective Time shall remain outstanding and shall not be affected by virtue of the Second Company Merger, and no consideration will be paid in respect thereof, and Parent shall continue as the sole member of the Surviving Company.
3.3    Treatment of Equity Compensation Awards.
(a)    Treatment of Company Stock Options. At the Effective Time, each outstanding Company Stock Option immediately before the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Stock Option immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted Option shall be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to the Company Stock Option immediately before the Effective Time and (B) the Exchange Ratio, and (ii) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option immediately before the Effective Time by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.
(b)    Treatment of Company RS Awards. As of the Effective Time, each Company RS Award that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time shall automatically, by virtue of the occurrence of the Closing (i) vest in full immediately prior to the Effective Time and (ii) be cancelled and converted into the right to receive, at the Effective Time, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Company RS Award (the “RS Award Consideration”). No fractional share of Parent Common Stock shall be issued as part of the RS Award Consideration, and any such fractional share of Parent Common Stock shall instead be paid in cash in accordance with Section 3.4(i).
(c)    Treatment of Company Cash-Settled PSU Awards. As of the Effective Time, each Company Cash-Settled PSU Award that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time shall automatically, by virtue of the occurrence of the Closing (i) vest in full, with performance conditions deemed to have been satisfied at the target level, immediately prior to the Effective Time and (ii) each such Company Cash-Settled PSU Award shall be cancelled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Cash-Settled PSU Award (after giving effect to the deemed performance attainment described in clause (i) of this Section 3.3(c)), and (B) the closing trading price per share of Company Common Stock reported on the NYSE on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.
(d)    Treatment of Company Director Deferred Stock Awards. As of the Effective Time, any amounts in a Company Board member’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) shall become payable in a lump sum cash payment equal to (A) the total number of shares of Company Common Stock subject to such Company Director Deferred Stock Award, and (B) the closing trading price per share of Company Common Stock reported on the NYSE on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.
(e)    Parent, the Surviving Corporation or one of their Subsidiaries, as applicable, shall pay to the holders of the Company Cash-Settled PSU Awards and the Company Director Deferred Stock Awards the cash payments described in Section 3.3(c) and Section 3.3(d), at or as promptly as practicable following the Effective Time (and in no event later than the first regularly scheduled payroll date that is at least three (3) calendar days following the Effective Time). The shares of Parent Common Stock to which the holders of the Company RS Awards are entitled pursuant to Section 3.3(b) shall be issued in accordance with Section 3.1(b).
(f)    Before the Effective Time, the Company shall deliver to the holders of the Company Options, Company RS Awards, and Company PSUs notices setting forth the effect of the Merger on such holders’ rights and describing the treatment of such awards in accordance with this Section 3.3.
(g)    At the Effective Time, Parent shall assume the Company Equity Incentive Plan, provided that all references to “Company” in the applicable Company Equity Incentive Plan and the documents governing the Converted Options after the Effective Time will be deemed references to Parent, and the number of shares of Parent Stock available for awards under the Company Equity Incentive Plan shall be determined by adjusting the number of shares of Company Stock available for awards under the Company Equity Incentive Plan immediately before the Effective Time in accordance with the Exchange Ratio.
(h)    Parent shall take all actions reasonably necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon issuance of the Converted Options (to the extent payable in Parent Common Stock) in accordance with this Section 3.3. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent Common Stock subject to Converted Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for at least as long as such Converted Options remain outstanding.
3.4    Payment for Securities; Exchange.
(a)    Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent or such other Person reasonably acceptable to the Company to act as agent for the holders of Eligible Shares in connection with the Mergers (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.4(i), in each case to which such holders may become entitled pursuant to this Article III. On the Closing Date and at or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to the holders of Eligible Shares outstanding immediately prior to the Effective Time pursuant to Section 3.1. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than those contemplated by this Section 3.4(a) or Sections 3.4(g), 3.4(h) or 3.4(i). Any cash (including to be used as payment for fractional shares in accordance with Section 3.4(i) and any post-Effective Time dividends or other distributions with respect to Parent Common Stock in accordance with Sections 3.4(g) or 3.4(h)) or shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares for the Merger Consideration and any amounts in excess of the amounts payable hereunder shall be promptly returned to the Surviving Company pursuant to Section 3.4(d). Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.
(b)    Payment Procedures.
(i)    As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (the “Certificates”) a letter of transmittal (“Letter of Transmittal”) (which with respect to holders of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration as set forth in Section 3.1.
(ii)    Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by Parent or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(i) and in respect of any post-Effective Time dividends and other distributions with respect to Parent Common Stock payable pursuant to Section 3.4(g). As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Company shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(b)(i) (which shall be in uncertificated book-entry form) and (2) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(i) and in respect of any post-Effective Time dividends and other distributions with respect to Parent Common Stock payable pursuant to Section 3.4(h) without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares, as applicable. Payment of the Merger Consideration is to be made only to a Person that is the record holder of such shares of Company Common Stock, and it shall be a condition of such payment that shares of Company Common Stock so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.4(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect thereof, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.4(i) and in respect of any post-Effective Time dividends or other distributions with respect to Parent Common Stock to which such holder is entitled pursuant to Sections 3.4(g) or 3.4(h).
(c)    Termination of Rights. All Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(i), and any post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), paid upon the surrender of or in exchange for, as applicable, shares of Company Common Stock in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer, or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.
(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders on the 365th day after the Closing Date shall be delivered to Parent upon demand, and any former Company Stockholders who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.4(i) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.4(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.
(e)    No Liability. None of the Surviving Corporation, the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any Person for any amount of Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to

Section 3.4(i), or post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), properly delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(i), or post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or Parent, the posting by such Person of a bond in such reasonable amount as the Surviving Company or Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.4(i) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.4(g).
(g)    Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4 and until such holder shall deliver to the Exchange Agent a duly completed and validly executed Letter of Transmittal in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Mergers shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)    Distributions with Respect to Exchanged Book-Entry Shares. Notwithstanding anything herein to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.4(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.4(b) and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 3.4(b) payable with respect to such whole shares of Parent Common Stock.
(i)    No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the First Company Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock, multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional shares, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional shares subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
(j)    Withholding Taxes. Each of Parent, the Company, the Surviving Corporation, the Surviving Company, Merger Sub Inc., Merger Sub LLC and the Exchange Agent shall be entitled to deduct or withhold from any amounts or consideration otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and to the extent any deduction or withholding is required in respect of the delivery of any shares of Parent Common Stock pursuant to this Agreement, a portion of the shares of Parent Common Stock otherwise deliverable hereunder may be deducted or withheld). To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding. If withholding is taken in shares of Parent Common Stock, the relevant withholding agent shall be treated as having sold such shares of Parent Common Stock on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.
3.5    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures to the extent they are predictive or forward looking in nature), the Company represents and warrants to the Parent Parties as follows:
4.1    Organization, Standing and Power.
(a)    The Company and each of its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). The Company and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The Company has previously made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company. Each of the foregoing Organizational Documents is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
4.2    Capital Structure.
(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 22, 2025: (i) 38,696,598 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury and (iv) (A) 507,160 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Incentive Plan, (B) 1,842 shares of Company Common Stock were subject to outstanding Company Stock Options, (C) 889,782 shares of Company Common Stock were subject to outstanding Company RS Awards, (D) 111,395 shares of Company Common Stock were subject to outstanding Company Director Deferred Stock Awards (all of which are included in the shares of Company Common Stock outstanding in clause (i)) and (E) no shares of Company Common Stock were subject to outstanding Company PSU Awards (assuming maximum levels of performance are achieved).
(b)    All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on August 22, 2025, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 4.2, Section 4.2 of the Company Disclosure Letter, in the Organizational Documents of the Company or resulting from any issuance after the date of this Agreement permitted by Section 6.1(b)(ii), and except for changes since August 22, 2025 resulting from the settlement of Company RS Awards or Company PSU Awards and the exercise of Company Stock Options, there are outstanding: (A) no shares of Company Capital Stock, (B) no Securities of the Company convertible into or exchangeable or exercisable for, or measured by reference to, shares of Company Capital Stock or other equity or voting Securities of the Company and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company is a party or by which it is bound in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or other equity or voting Securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or any other Securities of the Company.
(c)    As of the close of business on August 22, 2025, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Subsidiary of the Company any capital stock or other equity interests of any Subsidiary of the Company or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of any Subsidiary of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 4.2, Section 4.2 of the Company Disclosure Letter or in the Organizational Documents of any Subsidiary of the Company, there are outstanding: (1) no shares of capital stock or other voting Securities of any Subsidiary of the Company, (2) no Securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for, or measured by reference to, shares of Company Capital Stock or other equity or voting Securities of the Company or any Subsidiary of the Company and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Subsidiary of the Company is a party or by which it is bound in any case obligating any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of any Subsidiary of the Company, or obligating any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.
(d)    Section 4.2(d) of the Company Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Securities of each Subsidiary of the Company and the record owner and beneficial owners thereof. The Company or another Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of the Company, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA, as applicable) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of the Company. As of the date of this Agreement, neither the Company nor any of its Subsidiaries (i) owns Securities of any Person, or (ii) has any obligations, whether contingent or otherwise, to consummate any material additional investment in any Person, in each case other than its Subsidiaries listed on Section 4.2(d) of the Company Disclosure Letter.
4.3    Authority; No Violations; Consents and Approvals.
(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by each Parent Party, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held,

(i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers (such recommendation described in clause (iii), the “Company Board Recommendation”).
(b)    The Company Stockholder Approval is the only approval of the holders of any class or series of the Company’s Capital Stock or other Securities necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers. No holders of any class or series of the Company’s Capital Stock or other Securities have any dissenters’ or rights of appraisal relating to the consummation of any of the Transactions, this Agreement or the transactions contemplated hereby.
(c)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or default under, or creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as provided in Section 2.6 of this Agreement, neither the Company nor any of its Subsidiaries is a party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Board of Directors of the Surviving Corporation.
4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a foreign premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement/Prospectus and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.5    SEC Documents; Financial Statements.
(a)    The Company has timely filed or furnished with the SEC all Company SEC Documents, including all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company or any of its consolidated Subsidiaries, and all information, documents and agreements incorporated in any such document (but not including any document incorporated by reference into an exhibit), since January 1, 2023. As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, the requirements of Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of such Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The financial statements of (i) the Company included in the Company SEC Documents and (ii) to the knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by Parent and included in the Registration Statement or the joint proxy statement/prospectus filed with the SEC in preliminary and definitive form (the “Joint Proxy Statement/Prospectus”) relating to the Mergers and the other Transactions.
(c)    The Company has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. The Company has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2025, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.
(d)    Since January 1, 2024, neither the Company nor any of its consolidated Subsidiaries nor, to the knowledge of the Company, any auditor or Representative of the Company or any of its consolidated Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its consolidated Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its consolidated Subsidiaries has engaged in questionable accounting or auditing practices.
4.6    Absence of Certain Changes or Events.
(a)    Since December 31, 2024, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b)    Except as set forth on Section 4.6(b) of the Company Disclosure Letter, from December 31, 2024 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance and (iii) neither the Company nor any of its Subsidiaries have taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement would have a constituted a breach of any of the covenants set forth in Section 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii), 6.1(b)(viii), 6.1(b)(x), 6.1(b)(xi) or 6.1(b)(xii).
4.7    No Undisclosed Material Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2024 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2024; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(x); and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.8    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which the Merger Consideration issuable in the Mergers will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the meeting of the Company Stockholders to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

4.9    Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold, and at all times since January 1, 2023, have held, all permits, licenses, variances, exemptions, orders, franchises, authorizations, waivers, certifications, registrations and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such payment has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending, or to the knowledge of the Company, threatened and the businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since January 1, 2023 have been conducted, in violation of any applicable Law, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.10    Compensation; Benefits.
(a)    Set forth on Section 4.10 of the Company Disclosure Letter is a list of all of the material Company Plans. A “Company Plan” is each Employee Benefit Plan sponsored, maintained, or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability or obligation. True, correct and complete copies of each of the Company Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500.
(b)    Each Company Plan has been established, administered, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    There are no Proceedings, actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    All material contributions required to be made to the Company Plans pursuant to their terms or applicable Law have been timely made.

(e)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Plan. With respect to each Company Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(f)    There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(g)    None of the Company or any of its Subsidiaries sponsors, maintains, contributes to or has an obligation to contribute to, or has any liability with respect to (including on account of a member of its respective Aggregated Group) and no Company Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
(h)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.
(i)    Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, officer, director or other individual service provider of the Company or any Subsidiary thereof (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash or property); (ii) increase the amount of compensation or benefits due or payable to any such Person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by the Company to any Company Plan; (v) restrict the ability of the Company to merge, amend or terminate any Company Plan, (vi) result in the forgiveness of any employee or service provider loan; or (vii) result in any payment (whether in cash, property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of the Company or any of its Subsidiaries that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or result in the imposition on any person of an excise tax under Section 4999 of the Code.

(j)    Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A, Section 280G or Section 4999 of the Code.
4.11    Labor Matters.
(a)    As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to nor bound by any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, and no such agreements are currently being negotiated by the Company or any of its Subsidiaries, (ii) no employee of the Company or any of its Subsidiaries is represented by any labor union, works council, or similar employee representative with respect to such employee’s employment with the Company or any of its Subsidiaries, (iii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iv) the Company does not have knowledge of any activity or petition of any labor union (or representative thereof) or employee group (or representative thereof) to organize any such employees for purposes of collective bargaining or any such activity or petition since January 1, 2023.
(b)    As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    The Company and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, any current or former individual independent contractor, or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case other than any such matters described in this sentence that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment

Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.12    Taxes.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)    All Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing) and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. The Company and each of its Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in all respects.
(ii)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
(iii)    No audit, investigation or similar proceeding is currently being conducted, pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries in respect of any Tax.
(iv)    There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity (other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP).
(v)    Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor, by reason of assumption or by operation of Law.
(vi)    There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(vii)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 or 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) deferred revenue accrued or prepaid amount received outside of the ordinary course of business on or prior to the Closing Date.
(b)    Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person for Taxes after the Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).
(c)    Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).
(d)    Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.
(e)    The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.
(f)    As of the date hereof, neither the Company nor any of its Subsidiaries has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
4.13    Litigation. Except for such matters as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.
4.14    Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not and has not since January 1, 2023 infringed upon or misappropriated any Intellectual Property of any other Person, except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of Company Intellectual Property, including trade secrets and confidential information used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.15    Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and Defensible Title to all material Real Property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property. Neither the Company or any its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property or any portion thereof in a manner that would reasonably be expected to materially adversely affect the existing use or value of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use or value of the Company

Owned Real Property or Company Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon.
4.16    Rights-of-Way. Each of the Company and its Subsidiaries has such, easements, rights-of-way, permits, Consents and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on Real Property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.17    Oil and Gas Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (the “Company Independent Petroleum Engineers” and such reserve report, the “Company Reserve Report”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2024, (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 6.1, the Company and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record and/or customary beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (B) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown in the Company Reserve Report for such Oil and Gas Properties except, in each case, for (I) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (II) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of preparing the Company Reserve Report that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds in accordance with applicable Law or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.
(d)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to the Company’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.
(e)    All of the Wells and all water, CO2, injection or other Wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law and the Company Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts, applicable Law and the Company Permits except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(f)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.
(g)    Except as set forth in Section 4.17(g) of the Company Disclosure Letter, to the Company’s knowledge, there are no Wells that constitute a part of the Company’s or its Subsidiaries’ Oil and Gas Properties for which the Company or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.
(h)    As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $7,000,000 (net to the Company’s or its Subsidiaries’ interest).

4.18    Environmental Matters. Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)    the Company and its Subsidiaries and their respective operations and assets are, and since January 1, 2023 have been, in compliance with Environmental Laws, including obtaining, maintaining and complying with all Company Permits required under Environmental Law;
(b)    the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;
(c)    there has been no Release of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Release has resulted or would be reasonably likely to result in liability to the Company under Environmental Law;
(d)    neither the Company nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a violation of or liability or obligation under any Environmental Laws, including any with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling;
(e)    the Company and its Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, transported, or exposed any Person to any Hazardous Materials, so as to result in liability to the Company or its Subsidiaries under Environmental Law, or (ii) assumed or provided an indemnity with respect to or otherwise become subject to any outstanding liability of any other Person under Environmental Laws or relating to Hazardous Materials; and
(f)    there have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of the Company or its Subsidiaries addressing environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect that have not been delivered or otherwise made available to Parent.
4.19    Material Contracts.
(a)    Except for any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, Section 4.19(a) of the Company

Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following contracts or other written or oral agreement, understanding or commitment of any nature, to or by which the Company or any of its Subsidiaries is a party or is bound (or to which any of their respective assets are bound) as of the date of this Agreement:
(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);
(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $7,500,000 or aggregate payments in excess of $15,000,000;
(iii)    each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, or other contract restricting declaration and payment of dividends or distributions with respect to capital stock, payment of Indebtedness or other material obligations or liabilities, or make loans or advances or transfer any material properties or assets, other than agreements solely between or among the Company and its Subsidiaries;
(iv)    each contract for lease of personal property or Real Property (excluding Oil and Gas Leases) involving annual payments in excess of $20,000,000 that is not terminable without penalty or other liability to the Company or any of its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within ninety (90) days, other than contracts related to drilling rigs;
(v)    each contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements that do not cover or include any lands outside the “contract area” thereunder), joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or require the disposition of any material assets or line of business of the Company, in each case, during any period of time after the Effective Time;
(vi)    each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties with a consideration in excess of $15,000,000, other than (A) the granting or entering into in the ordinary course of business of any lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, (B) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (C) contracts related to an acquisition or sale that was completed prior to December 31, 2023 and do not contain any material surviving obligations of any party thereto;
(vii)    each contract for any Derivative Transaction;
(viii)    each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;
(ix)    any contract the primary purpose thereof is or was to indemnify another Person;
(x)    any contract that provides for a call, put or other option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than thirty-six (36) months;
(xi)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $15,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(xii)    any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of any Hydrocarbons, water or any other product of Parent or and of its Subsidiaries (excluding “gas balancing” arrangements associated with customary joint operating agreements) that would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $15,000,000 in the aggregate during the 12-month period following the date of this Agreement;
(xiii)    any contract (A) that provides for midstream services to, or the sale by the Company or any of its Subsidiaries of Hydrocarbons that is (1) in excess of 2,000 gross barrels of oil equivalent per day (calculated on a per day yearly average basis) or (2) for a term greater than ten (10) years or (B) has a remaining term of greater than ninety (90) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within ninety (90) days;
(xiv)    each contract that obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $15,000,000 or creates future payment obligations of the Company or any of its Subsidiaries that can reasonably be expected to result in excess of $15,000,000;

(xv)    each agreement (A) under which the Company or any of its Subsidiaries has advanced or loaned, or proposes to advance or loan, any amount of money to any of its officers, directors, employees or consultants, any other Related Party or to any other Person in excess of $120,000 or (B) that is with a Related Party of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has, proposes to or reasonably expects that the Company and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any such Person;
(xvi)    each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;
(xvii)    any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report) that would reasonably be expected to result in aggregate payments in excess of $10,000,000; and
(xviii)    any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of the Company and its Subsidiaries, in each case, that (A) is not terminable without penalty upon thirty (30) days’ notice or less, (B) provides for an acreage dedication in excess of 1,000 gross surface acres or (C) that would reasonable be expected to result in payment by the Company or any of its Subsidiaries of an amount in excess of $5,000,000 over the remaining term of such agreement.
(b)    Collectively, the contracts set forth in Section 4.19(a) are herein referred to as the “Company Contracts”. The Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the Company Contracts to which the Company or any of its Subsidiaries is a party or bound (or to which any of their respective assets are bound) as of the date hereof. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.20    Derivative Transactions.
(a)    Section 4.20 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions entered into by the Company or any of its Subsidiaries that are outstanding as of the date hereof. The Company SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by the Company or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.
(b)    The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
4.21    Insurance. Set forth on Section 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent prior to the date of this Agreement and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.
4.22    Opinion of Financial Advisor. The Company Board has received the opinion of Houlihan Lokey Capital, Inc. addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transactions pursuant to this Agreement is fair to the holders of Company Common Stock (other than the holders of Excluded Shares) from a financial point of view. A copy of such opinion will be provided for informational purposes on a non-reliance basis by the Company to Parent promptly following the execution of this Agreement.
4.23    Brokers. Except for the fees and expenses payable to Houlihan Lokey Capital, Inc., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its Subsidiaries or its or their respective Affiliates.
4.24    Takeover Laws. No Takeover Law (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL) applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound, or which applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Stockholder Voting and Support Agreements, the Mergers or any of the other transactions contemplated hereby or thereby.
4.25    No Additional Representations.
(a)    Except for the representations and warranties made in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or its or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person on behalf of the Company makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or its or their respective businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that no Parent Party or any other Person on behalf of the Parent Parties has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company, or any of its Representatives and that the Company has not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures to the extent they are predictive or forward looking in nature), the Parent Parties jointly and severally represent and warrant to the Company as follows:
5.1    Organization, Standing and Power. Each Parent Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each Parent Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Parties has previously made available to the Company complete and correct copies of its Organizational Documents. Each of the foregoing Organizational Documents is in full force and effect, and no Parent Party is in violation of any of the provisions of such Organizational Documents.
5.2    Capital Structure.
(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 500,000,000 shares of preferred stock, par value $0.0001 per share, 1,000 of which are designated as “Series I Preferred Stock” (the “Parent Series I Preferred Stock”). At the close of business on August 22, 2025: (i) 254,615,178 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 6,514,933 shares of Parent Common Stock were held by Parent in its treasury, (iii) 1,000 shares of Parent Series I Preferred Stock were issued and outstanding; and (iv) 31,197,056 shares of Parent Common Stock are issuable pursuant to the Parent Plans, of which (1) 855,459 shares of Parent Common Stock are issuable in respect of Parent RSU Awards, (2) 25,655,496 shares of Parent Common Stock are issuable in respect of Parent PSU Awards, assuming a target level of achievement, and (3) 4,686,101 shares of Parent Common Stock are reserved for the grant of additional awards under the Parent Plans.
(b)    All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on August 22, 2025, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 5.2, Section 5.2 of the Parent Disclosure Letter, in the Organizational Documents of Parent or resulting from any issuance after the date of this Agreement permitted by Section 6.2(b)(ii), and except for changes since August 22, 2025 resulting from the settlement of Parent RSU Awards or Parent PSU Awards there are outstanding: (1) no shares of capital stock or other voting Securities of Parent; (2) no Securities of Parent convertible into or exchangeable or exercisable for, or measured by reference to, shares of capital stock or other equity or voting Securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent is a party or by which it is bound in any case obligating Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of Parent, or obligating Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on Section 5.2(b) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent or any other Securities of Parent.
(c)    As of the close of business on August 22, 2025, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Subsidiary of Parent any capital stock or other equity interests of any Subsidiary of Parent or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of any Subsidiary of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 5.2, Section 5.2 of the Parent Disclosure Letter or in the Organizational Documents of any Subsidiary of Parent, there are outstanding: (1) no shares of capital stock or other voting Securities of any Subsidiary of Parent; (2) no Securities of any Subsidiary of Parent convertible into or exchangeable or exercisable for, or measured by reference to, shares of capital stock or other equity or voting Securities of any Subsidiary of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Subsidiary of Parent is a party or by which it is bound in any case obligating any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of any Subsidiary of Parent, or obligating any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.
(d)    Section 5.2(d)(i) of the Parent Disclosure Letter sets forth as of the date hereof each direct and indirect Subsidiary of Parent. Except as set forth on Section 5.2(d)(ii) of the Parent Disclosure Letter, Parent or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of Parent, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA, as applicable) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of Parent. As of the date of this Agreement, Parent has no obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries listed on Section 5.2(d) of the Parent Disclosure Letter.
(e)    As of the date of this Agreement, (i) the authorized capital stock of Merger Sub Inc. consists of one hundred (100) shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent, and (ii) all of the issued and outstanding limited liability company interests of Merger Sub LLC are directly owned by Parent.
5.3    Authority; No Violations, Consents and Approvals.
(a)    Each Parent Party has all requisite corporate or limited liability power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject,

in the case of the Parent Stock Issuance, to obtaining the Parent Stockholder Approval. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Parent Parties (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub Inc., which shall occur immediately after the execution and delivery of this Agreement, and, with respect to the Parent Stock Issuance, the receipt of the Parent Stockholder Approval). This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each Parent Party, enforceable against such Parent Party in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, holders of Parent Common Stock, (ii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreements and the Transactions, including the Parent Stock Issuance, and (iii) resolve to make the Parent Board Recommendation. The Merger Sub Inc. Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the First Company Merger, are fair to, advisable and in the best interests of, the sole stockholder of Merger Sub Inc. and (B) approved, adopted and declared advisable this Agreement and the Transactions, including the First Company Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub Inc., will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub Inc.
(b)    The Parent Stockholder Approval and the Parent Preferred Stockholder Approval are the only approvals of the holders of any class or series of Parent’s capital stock or other Securities necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance. No holders of any class or series of Parent’s capital stock or other Securities have any dissenters’ or rights of appraisal relating to the consummation of any of the Transactions or this Agreement. Parent has delivered to the Company a true and accurate copy of the written consent with respect to the Parent Preferred Stockholder Approval in accordance with the Parent Organizational Documents, and such consent has not been modified, withdrawn or revoked in any respect.
(c)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of any of the Parent Parties (given receipt of the Parent Preferred Stockholder Approval and assuming that the Parent Stockholder Approval is obtained), (ii) with or without notice, lapse of time or both, result in a violation of, a termination under (or right of termination) or default under, or creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Parent Party or any of their respective Subsidiaries under, any provision of any Parent Contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) and clause (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Parent Parties or their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions except for: (a) the filing of any Competition Law Notifications under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement/Prospectus and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.5    SEC Documents; Financial Statements.
(a)    Parent has timely filed or furnished with the SEC all Parent SEC Documents, including all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent or any of its consolidated Subsidiaries, and all information, documents and agreements incorporated in any such document (but not including any document incorporated by reference into an exhibit), since January 1, 2023. As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, SOX, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of such Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The financial statements (i) of Parent included in the Parent SEC Documents and (ii) to the knowledge of Parent, any other Person included in the Parent SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by

Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by Parent pursuant to this Section 5.5(b) with respect to any financial statements or other financial information furnished by the Company and included in the Registration Statement or the Joint Proxy Statement/Prospectus.
(c)    Parent has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. Parent has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2025, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.
(d)    Since January 1, 2024, neither Parent nor any of its consolidated Subsidiaries nor, to the knowledge of Parent, any auditor or Representative of Parent or any of its consolidated Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its consolidated

Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its consolidated Subsidiaries has engaged in questionable accounting or auditing practices.
5.6    Absence of Certain Changes or Events.
(a)    Since December 31, 2024, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Parent Material Adverse Effect.
(b)    Except as set forth on Section 5.6(b) of the Parent Disclosure Letter, from December 31, 2024 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance and (iii) neither Parent nor any of its Subsidiaries have taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement would have a constituted a breach of any of the covenants set forth in Section 6.2(b)(i), 6.2(b)(ii) or 6.2(b)(iv).
5.7    No Undisclosed Material Liabilities. Except as set forth on Section 5.7 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2024 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2024; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2024; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.8    Information Supplied. None of the information supplied or to be supplied by the Parent Parties for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders, and at the time of the meeting of the Parent Stockholders to consider the approval of the Parent Stock Issuance (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Parent Party with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.
5.9    Parent Permits; Compliance with Applicable Law. Parent and its Subsidiaries hold, and at all times since January 1, 2023, have held, all permits, licenses, variances, exemptions, orders, franchises, authorizations, waivers, certifications, registrations and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such payment has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All of the Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened and the businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2023 have been conducted, in violation of any applicable Law, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.10    Compensation; Benefits.
(a)    Each of the material Employee Benefit Plans sponsored, maintained or contributed to by Parent, or with respect to which Parent has any liability or obligation (a “Parent Plan”) has been established, administered, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    There are no Proceedings, actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such pending actions, suits or claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    All material contributions required to be made to the Parent Plans pursuant to their terms or applicable Law have been timely made.
(d)    Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Parent

Plan. With respect to each Parent Plan, neither Parent, nor, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Parent does not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(e)    There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(f)    Parent does not sponsor, maintain, contribute to or have an obligation to contribute to, or have any liability with respect to (including on account of a member of its Aggregated Group) and no Parent Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
(g)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and Parent does not have any obligation to provide such benefits.
5.11    Labor Matters.
(a)    As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to nor bound by any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, and no such agreements are currently being negotiated by Parent or any of its Subsidiaries; (ii) no employee of Parent or any of its Subsidiaries is represented by any labor union, works council, or similar employee representative with respect to such employee’s employment with Parent or any of its Subsidiaries, (iii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iv) Parent does not have knowledge of any activity or petition of any labor union (or representative thereof) or employee group (or representative thereof) to organize any such employees for purposes of collective bargaining or any such activity or petition since January 1, 2023.
(b)    As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)    Parent and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, any current or former individual independent contractor, or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case other than any such matters described in this sentence that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.12    Taxes.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)    All Tax Returns required to be filed by Parent or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing) and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of Parent in accordance with GAAP. Parent and each of its Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and all withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in all respects.
(ii)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
(iii)    No audit, investigation or similar proceeding, is currently being conducted, pending or, to the knowledge of Parent, threatened with respect to Parent or any of its Subsidiaries in respect of any Tax.

(iv)    There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity (other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of Parent in accordance with GAAP).
(v)    Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor, by reason of assumption or by operation of Law.
(vi)    There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.
(vii)    Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 or 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) deferred revenue accrued or prepaid amount received outside of the ordinary course of business on or prior to the Closing Date.
(b)    Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person for Taxes after the Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).
(c)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).
(d)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e)    Parent is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.
(f)    As of the date hereof, neither Parent nor any of its Subsidiaries has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.
5.13    Litigation. Except for such matters as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.
5.14    Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not and has not since January 1, 2023 infringed upon or misappropriated any Intellectual Property of any other Person, except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of Parent Intellectual Property, including trade secrets and confidential information used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.15    Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Oil and Gas Properties of Parent, (a) Parent and its Subsidiaries have good, valid and Defensible Title to all material Real Property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property. Neither Parent or any its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property or any portion thereof in a manner that would reasonably be expected to materially adversely affect the existing use or value of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use or value of the Parent Owned Real Property or Parent Material Leased Real Property by the Parent and its Subsidiaries in the operation of their respective businesses thereon.
5.16    Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all material obligations with respect to such Parent Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on Real Property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.17    Oil and Gas Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (the “Parent Independent Petroleum Engineers” and such reserve report, the “Parent Reserve Report”), relating to Parent’s and its Subsidiaries’ interests referred to therein as of December 31, 2024, (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 6.2, Parent and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the

Parent Reserve Report and in each case as attributable to interests owned (or purported to be held or owned) by Parent and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means that Parent’s or one or more of its Subsidiaries’, as applicable, record and/or customary beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Parent or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (B) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown in the Parent Reserve Report for such Oil and Gas Properties except, in each case, for (I) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (II) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of preparing the Parent Reserve Report that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds in accordance with applicable Law or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.
(d)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to Parents’ and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.
(e)    All of the Wells and all water, CO2, injection or other Wells located on the Oil and Gas Leases of the Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Parent or any of its Subsidiaries related to such Wells and in accordance with applicable Law and the Parent Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts, applicable Law and the Parent Permits, except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(f)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of the Oil and Gas Properties of the Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.
(g)    Except as set forth in Section 5.17(g) of the Parent Disclosure Letter, to Parent’s knowledge, there are no Wells that constitute a part of Parent’s or its Subsidiaries’ Oil and Gas Properties for which Parent or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.
(h)    As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on Parent, its Subsidiaries or any of Parent’s or its Subsidiaries’ Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or its Subsidiaries in excess of $15,000,000 (net to Parent’s or its Subsidiaries’ interest).
5.18    Environmental Matters.
(a)    Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)    Parent and its Subsidiaries and their respective operations and assets are, and since January 1, 2023 have been, in compliance with Environmental Laws, including obtaining, maintaining and complying with all Parent Permits required under Environmental Law;
(ii)    Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;
(iii)    There has been no Release of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Release has resulted or would be reasonably likely to result in liability to Parent under Environmental Law;
(iv)     neither Parent nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a violation of or liability or obligation under any Environmental Laws including any with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling;
(v)    Parent and its Subsidiaries have not (A) generated, treated, stored, arranged for the disposal of, transported, or exposed any Person to any Hazardous Materials, so as to result in liability to Parent or its Subsidiaries under Environmental Law, or (B) assumed or provided an indemnity with respect to or otherwise become subject to any outstanding liability of any other Person under Environmental Laws or relating to Hazardous Materials; and
(vi)    There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of Parent or its Subsidiaries addressing environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect that have not been delivered or otherwise made available to the Company.

5.19    Material Contracts.
(a)    Except for any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, each of the following contracts or other written or oral agreement, understanding or commitment of any nature, to or by which Parent or any of its Subsidiaries is a party or is bound (or to which any of their respective assets are bound) as of the date of this Agreement are herein referred to as the “Parent Contracts”:
(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);
(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $15,000,000 or aggregate payments in excess of $30,000,000;
(iii)    each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, or other contract restricting declaration and payment of dividends or distributions with respect to capital stock, payment of Indebtedness or other material obligations or liabilities, or make loans or advances or transfer any material properties or assets, other than agreements solely between or among Parent and its Subsidiaries;
(iv)    each contract for lease of personal property or Real Property (excluding Oil and Gas Leases) involving annual payments in excess of $20,000,000 that is not terminable without penalty or other liability to Parent or any of its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within ninety (90) days, other than contracts related to drilling rigs;
(v)    each contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements that do not cover or include any lands outside the “contract area” thereunder), joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or require the disposition of any material assets or line of business of Parent, in each case, during any period of time after the Effective Time;
(vi)    each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties with a consideration in excess of $30,000,000, other than (A) the granting or entering into in the ordinary course of business of any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, (B) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (C) contracts related to an acquisition or sale that was completed prior to December 31, 2023 and do not contain any material surviving obligations of any party thereto;
(vii)    each contract for any Derivative Transaction;
(viii)    each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries;
(ix)    any contract the primary purpose thereof is or was to indemnify another Person;
(x)    any contract that provides for a call, put or other option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than forty-eight (48) months;
(xi)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $30,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(xii)    any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of any Hydrocarbons, water or any other product of Parent or and of its Subsidiaries (excluding “gas balancing” arrangements associated with customary joint operating agreements) that would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $30,000,000 in the aggregate during the 12-month period following the date of this Agreement;
(xiii)    any contract (A) that provides for midstream services to, or the sale by the Parent or any of its Subsidiaries of Hydrocarbons that is (1) in excess of 2,000 gross barrels of oil equivalent per day (calculated on a per day yearly average basis) or (2) for a term greater than ten (10) years or (B) has a remaining term of greater than ninety (90) days and does not allow the Parent or such Subsidiary to terminate it without penalty to the Parent or such Subsidiary within ninety (90) days;
(xiv)    each contract that obligates Parent or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $30,000,000 or creates future payment obligations of the Company or any of its Subsidiaries that can reasonably be expected to result in excess of $30,000,000;
(xv)    each agreement (A) under which Parent or any of its Subsidiaries has advanced or loaned, or proposes to advance or loan, any amount of money to any of its officers, directors, employees or consultants, any other Related Party or to any other Person in excess of $120,000 or (B) that is with a Related Party of Parent or any of its Subsidiaries with respect to which Parent or any of its Subsidiaries has, proposes to or reasonably expects that Parent and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any such Person;
(xvi)    each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Parent or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of Parent and its Subsidiaries, taken as a whole;
(xvii)    any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report) that would reasonably be expected to result in aggregate payments in excess of $30,000,000; and
(xviii)    any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of Parent and its Subsidiaries, in each case, that (A) is not terminable without penalty upon thirty (30) days’ notice or less, (B) provides for an acreage dedication in excess of 1,000 gross surface acres or (C) that would reasonable be expected to result in payment by Parent or any of its Subsidiaries of an amount in excess of $15,000,000 over the remaining term of such agreement.
(b)    Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent

Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.20    Derivative Transactions.
(a)    Section 5.20 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions entered into by Parent or any of its Subsidiaries that are outstanding as of the date hereof. The Parent SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by Parent or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.
(b)    Parent and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
5.21    Insurance. Set forth on Section 5.21 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to the Company prior to the date of this Agreement and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. All premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.
5.22    Opinion of Financial Advisor. The Parent Board has received the opinion of Jefferies LLC addressed to the Parent Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Transactions pursuant to this Agreement is fair, from a financial point of view, to Parent. The Special Committee of the Parent Board has received the opinion of Intrepid Partners, LLC that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to Parent. A copy of such opinions will be provided for informational purposes on a non-reliance basis by Parent to the Company promptly following the execution of this Agreement.
5.23    Brokers. Except for the fees and expenses payable to the institutions set forth on Section 5.23 of the Parent Disclosure Letter, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party.
5.24    Takeover Laws. No Takeover Law (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ) applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound, or which applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, the Stockholder Voting and Support Agreements, the Mergers or any of the other transactions contemplated hereby or thereby.
5.25    Merger Subs.
(a)    Merger Sub Inc. is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.
(b)    Merger Sub LLC is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its formation and prior to the Second Company Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.
5.26    Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other Securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.27    No Additional Representations.
(a)    Except for the representations and warranties made in this Article V, no Parent Party nor any other Person on behalf of a Parent Party makes any express or implied representation or warranty with respect to the Parent Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Parent Parties in this Article V, no Parent Party nor any other Person on behalf of the Parent Parties makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.
(b)    Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that neither the Company nor any other Person on behalf of the Company has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to the Parent Parties, or any of their respective Representatives and that the Parent Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).
ARTICLE VI
COVENANTS AND AGREEMENTS
6.1     Conduct of Company Business Pending the Mergers.
(a)    Except (i) as set forth on Section 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings.
(b)    Except (w) as set forth on the corresponding subsection of Section 6.1(b) of the Company Disclosure Letter, (x) as expressly permitted or required by this Agreement, (y) as may be required by applicable Law, or (z) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by or from a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or issue or authorize the issuance of any other Securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, the Company or any of its Subsidiaries, other than, in each case, in respect of any Company Stock Options, Company RS Awards or Company PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with this Agreement in accordance with their terms as in effect on such date or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except as contemplated by any Employee Benefit Plan of the Company in each case existing and disclosed to Parent as of the date hereof;
(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the exercise of any Company Stock Options, the settlement of any Company PSU Awards or other awards granted under the Company Equity Incentive Plan and outstanding on the date hereof in accordance with this Agreement; and (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company;
(iii)    amend the Company’s Organizational Documents or amend the Organizational Documents of any of the Company’s Subsidiaries, in each case other than ministerial changes;
(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of the Company merging with another wholly owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $15,000,000 (inclusive of assumed debt), individually or in the aggregate, or (2) any assets of any other Person, for which the consideration is in excess of $15,000,000 (inclusive of any assumed debt), individually or in the aggregate, in each case other than (x) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(iv) of the Company Disclosure Letter, (y) acquisitions of inventory (which, for clarity, shall exclude any Oil and Gas Properties, any Real Property and any other assets other than equipment or materials used or consumed in the ordinary course of Company’s and its Subsidiaries’ business) in the ordinary course of business or (z) licenses in the ordinary course of business;
(v)    sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which the Company will provide Parent with prior written notice and a reasonable opportunity to extend at Parent’s cost), discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which the Company will provide Parent with prior written notice and a reasonable opportunity to extend at Parent’s cost), discontinue or otherwise dispose of, any portion of its assets or properties for which the consideration is greater than $10,000,000, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(v) of the Company Disclosure Letter, (B) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (C) the sale of Hydrocarbons in the ordinary course of business or (D) the abandonment of uneconomic Wells and associated Oil and Gas Leases in the ordinary course of business;
(vi)    authorize, recommend or adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, other than such transactions among the Company and any wholly owned Subsidiaries of the Company or among wholly owned Subsidiaries of the Company;
(vii)    change in any material respect their accounting principles, practices or methods, except as required by GAAP or applicable Law;
(viii)    (A) settle or compromise any material Proceeding relating to Taxes, (B) make, revoke or change any material election for Tax purposes except in the ordinary course of business consistent with past practice, (C) file any material Tax Return in a manner materially inconsistent with past practice or file any material amended Tax Return, (D) surrender any right to claim a material Tax refund, (E) enter into any material closing agreement with respect to Taxes, or (F) consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(ix)    (A) grant any increases in, or accelerate the time of payment, vesting or funding of, the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual service providers, except as required by applicable Law or a Company Plan existing as of the date hereof; (B) pay or agree to pay to any director, officer, employee or individual service provider, whether past or present, any severance (including adding any participants to any severance plan or arrangement maintained by the Company or any of its Subsidiaries), equity or equity-based incentive awards, transaction or retention bonuses, pension, retirement allowance or other compensation or employee benefit not required by any Company Plan existing as of the date hereof; (C) hire, promote, engage, or terminate (other than for cause) any employee or individual service provider receiving (or who would receive upon hire) an annualized base salary or fixed compensation of more than $100,000; (D) enter into any new, or materially amend any existing, employment or severance or termination agreement with any director, officer, employee or individual service provider, except (x) as required by applicable Law or a Company Plan existing as of the date hereof or (y) employment agreements or offer letters for individuals hired as permitted by the immediately preceding clause (C) provided in the ordinary course of business consistent with past practice that follow in all material respects the applicable form of employment agreement or offer letter made available to Parent and do not provide for any severance entitlements or any change-in-control or other entitlements payable in connection with the transactions contemplated by this Agreement; (E) establish, adopt or enter into any Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or terminate or materially amend any such plan or arrangement in existence on the date of this Agreement (or any plan or arrangement that would be a Company Plan if in effect on the date of this Agreement); (F) loan or advance any money to any director, officer, employee or individual service provider or grant to any such individual a tax “gross-up” or similar entitlement, (G) undertake any employment losses that create, or would reasonably be expected to create, obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law, (H) modify, extend or enter into any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, or (I) recognize or certify any labor unions, trade unions, works councils, or other employee representatives or other labor organizations as the bargaining representative for any employees of the Company or any of its Subsidiaries, or enter into any contracts or arrangements with any such representative;
(x)    incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any material property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in the ordinary course of business (excluding borrowings to fund returns of capital and acquisitions not otherwise permitted under this Agreement) (provided, that, the Company shall provide the Parent with (i) monthly updates of the amount of Indebtedness outstanding under their existing credit facilities as soon as practicable and, in any event, within three (3) Business Days after the end of each calendar month and (ii) notice, as soon as reasonably practicable, of any incurrences of Indebtedness under their existing credit facilities in excess of $20,000,000) as soon as practicable and, in any event, within three (3) Business Days after such incurrence, (2) by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or any wholly owned Subsidiary of the Company, (3) additional Indebtedness in an amount not in excess of $15,000,000, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;
(xi)    make or commit to make any capital expenditures that are, in the aggregate greater than 110% of the quarterly budgeted amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget set forth in Section 6.1(b)(xi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or to prevent imminent and substantial harm to the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such expenditure as soon as reasonably practicable);
(xii)    settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate or if such settlement (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any Subsidiary of the Company or (C) has a materially restrictive impact on the business of the Company or any of its Subsidiaries;
(xiii)    enter into any new line of business that is materially different from the businesses of the Company and its Subsidiaries as of the date hereof;
(xiv)    other than in the ordinary course of business consistent with past practice, with respect to amounts that are not material the Company and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries;
(xv)    other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Company Contract (excluding any Company Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Company Contract (excluding any Company Plan) or any contract (excluding any Company Plan) that would have been a Company Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Contract;

(xvi)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the Material Company Insurance Policies to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;
(xvii)    enter into any Derivative Transaction other than in the ordinary course of business;
(xviii)    take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of the Transactions; or
(xix)    agree to take any action that is prohibited by this Section 6.1(b).
6.2    Conduct of Parent Business Pending the Mergers.
(a)    Except (i) as set forth on Section 6.2 of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings.
(b)    Except (w) as set forth on the corresponding subsection of Section 6.2(b) of the Parent Disclosure Letter, (x) as expressly permitted or required by this Agreement, (y) as may be required by applicable Law, or (z) otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (x) dividends and distributions by or from a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent and (y) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with record and payment dates consistent with past practice not to exceed $0.12 per share of Parent Common Stock per quarter; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, Parent or any of its Subsidiaries, other than, in each case, in respect of any Parent RSU Awards or Parent PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with this Agreement in accordance with their terms as in effect on such date or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except as contemplated by any Employee Benefit Plan of Parent in each case existing as of the date hereof;
(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the settlement of any Parent RSU Awards or Parent PSU Awards outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; and (C) issuances of Parent RSU Awards or Parent PSU Awards or other awards granted under Parent’s or its Subsidiaries’ equity incentive plans to employees, directors and other service providers in the ordinary course of business and in amounts consistent with past practice;
(iii)    amend Parent’s Organizational Documents or amend the Organizational Documents of any of Parent’s Subsidiaries, in each case other than ministerial changes;
(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of Parent merging with another wholly owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $250,000,000, individually or in the aggregate, or (2) any assets of any other Person, for which the consideration is in excess of $250,000,000, individually or in the aggregate, in each case other than (x) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement or other such potential transaction to the extent set forth on Section 6.2(b)(iv) of the Parent Disclosure Letter, (y) acquisitions of inventory (which, for clarity, shall exclude any Oil and Gas Properties, any Real Property and any other assets other than equipment or materials used or consumed in the ordinary course of Parent’s and its Subsidiaries’ business) in the ordinary course of business or pursuant to existing contracts or (z) licenses in the ordinary course of business;
(v)    authorize, recommend or adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;
(vi)    change in any material respect their accounting principles, practices or methods, except as required by GAAP or applicable Law;

(vii)    (A) amend, modify, supplement, waive or terminate any existing agreement (other than this Agreement and the Stockholder Voting and Support Agreements) to which Parent is party, on the one hand, and Affiliates of KKR & Co. Inc. is a party, on the other hand (including the Management Agreement) (each, a “Parent Affiliate Material Contract”), or (B) enter into any new Parent Affiliate Material Contract, in each case of the foregoing clauses (A) and (B), solely to the extent such action would, assuming the consummation of the Mergers, (i) have the effect of disproportionately reducing the benefits to be received by the Company Stockholders as holders of Parent Common Stock under the Management Agreement Amendment or (ii) otherwise have a material adverse effect on the economic rights of the Company Stockholders as holders of Parent Common Stock; provided, however that Parent may enter into, amend, modify, supplement, waive or terminate any Parent Affiliate Material Contract in the ordinary course of business consistent with past practice;
(viii)    take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of the Transactions; or
(ix)    agree to take any action that is prohibited by this Section 6.2(b).
6.3    No Solicitation by the Company.
(a)    From and after the date of this Agreement, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal. The Company will promptly terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Person.
(b)    From and after the date of this Agreement, (i) the Company will not, and will cause its Subsidiaries and its and their respective officers and directors to, and will use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (A) initiate, solicit or knowingly encourage any inquiry or the making of a Company Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (C) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (D) enter into any letter of intent or agreement in principal, or other agreement relating to, or providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii) entered into in compliance with Section 6.3(d)(ii)) or (E) submit any Company Competing Proposal to the approval of the stockholders of the Company, and (ii) the Company Board and any committee thereof will not (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Company Board

Recommendation, in each case, within ten (10) Business Days after a Company Competing Proposal is made public if requested by Parent to do so will be deemed a withdrawal of the Company Board Recommendation for the purposes hereof), (B) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Company Competing Proposal or (D) publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii) entered into in compliance with Section 6.3(d)(ii)), (E) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or its Subsidiaries) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten (10) Business Days after commencement of such tender offer or exchange offer, or (F) cause or permit the Company to enter into any of the agreements contemplated in subclause (i)(D) (the taking of any action described in clause (ii) being referred to as a “Company Change of Recommendation”).
(c)    From and after the date of this Agreement, the Company shall advise Parent in writing of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person) (in each case within twenty-four (24) hours thereof), and the Company shall provide to Parent (within such twenty-four (24) hour time frame) either (i) an unredacted copy of any such Company Competing Proposal or (ii) if the Company Competing Proposal is not made in writing, a written summary of the material financial and other terms of such Company Competing Proposal. The Company shall (A) keep Parent reasonably informed (within twenty-four (24) hours thereof) with respect to the status and material terms of any such Company Competing Proposal, and any material requests, changes or developments to the status or terms of any such discussions or negotiations and (B) provide to Parent (within twenty-four (24) hours thereof) copies of all material written correspondence and other material written materials provided to the Company, its Subsidiaries or any of their respective Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information to or engaging in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.
(d)    Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:
(i)    after consultation with its outside legal counsel, make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9

promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws; provided, however, this Section 6.3(d)(i) shall not be deemed to permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 6.3(e);
(ii)    prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Section 6.3(b)(i)(B) and 6.3(b)(i)(C) with any Person who has made a written, bona fide Company Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.3); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in any material respect in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or otherwise complying with the provisions of this Section 6.3, (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours after)) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;
(iii)    prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.3), if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation or terminate this Agreement, if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by Parent in response to such Company Competing Proposal), and not taking such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the Company Stockholders under applicable Law, (B) the Company shall have given written notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, including a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents and, that the Company intends to take such action, and during the period ending on the fourth Business Day after the date on which such notice is given to Parent, Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Company Competing Proposal that is the subject of the Company Superior Proposal ceases to be a Company Superior Proposal and (C) Parent within the period described in the foregoing clause (B) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and (y) failing to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the Company Stockholders under applicable Law; provided, however, that each time material modifications to the terms of a Company Competing Proposal determined to be a Company Superior Proposal are made (it being agreed that any change to the financial terms of a Company Competing Proposal shall constitute a material modification to such Company Competing Proposal) the time period set forth in clause (B) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for two (2) Business Days after notification of such change to Parent; and
(iv)    prior to the receipt of the Company Stockholder Approval, (A) seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under Section 6.3(d)(ii) and (B) inform such Person or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).
(v)    Notwithstanding anything to the contrary, a breach of this Section 6.3 by a director or officer of the Company or any of its Subsidiaries, in each case, shall be deemed to be a breach by the Company. If any director or officer of the Company becomes aware of any breach of this Section 6.3 by any other Representative of the Company or any of its Subsidiaries, the Company shall use reasonable best efforts to promptly (and in any event within five (5) Business Days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured
(e)    Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with or violate its fiduciary obligations to Company Stockholders under applicable Law, (ii) the Company shall have given written notice to Parent at least four (4) Business Days before taking any action that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and (iii) the Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction to obviate the need for the Company Board to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fourth Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law; provided however, that each time there is a material change regarding any Company Intervening Event, the time period set forth in the foregoing clause (A) prior to which the Company may effect a Company Change of Recommendation shall be extended for two (2) Business Days after notification of such change to Parent.
(f)    From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, however, that the Company shall be permitted to waive any such provision solely to the extent necessary to permit any party thereto to communicate privately to the Company Board and its Representatives.
6.4    No Solicitation by Parent.
(a)    From and after the date of this Agreement, Parent will, and will cause its Subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to a Parent Competing Proposal. Parent will promptly terminate any physical and electronic data access related to any such potential Parent Competing Proposal previously granted to such Person.

(b)    From and after the date of this Agreement, (i) Parent will not, and will cause its Subsidiaries and its and their respective officers and directors to, and will use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (A) initiate, solicit or knowingly encourage any inquiry or the making of a Parent Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to a Parent Competing Proposal, (C) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (D) enter into any letter of intent or agreement in principal, or other agreement relating to, or providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(d)(ii) entered into in compliance with Section 6.4(d)(ii)) or (E) submit any Parent Competing Proposal to the approval of the stockholders of Parent, and (ii) the Parent Board and any committee thereof will not (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Parent Board Recommendation, in each case, within ten (10) Business Days after a Parent Competing Proposal is made public if requested by the Company to do so will be deemed a withdrawal of the Parent Board Recommendation for the purposes hereof), (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Parent Competing Proposal or (D) publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(d)(ii) entered into in compliance with Section 6.4(d)(ii)), (E) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or its Subsidiaries) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten (10) Business Days after commencement of such tender offer or exchange offer, or (F) cause or permit Parent to enter into any of the agreements contemplated in subclause (i)(D) (the taking of any action described in clause (b)(i) being referred to as a “Parent Change of Recommendation”).
(c)    From and after the date of this Agreement, Parent shall advise the Company in writing of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person) (in each case within twenty-four (24) hours thereof), and Parent shall provide to the Company (within such twenty-four (24) hour time frame) either (i) an unredacted copy of any such Parent Competing Proposal or (ii) if Parent Competing Proposal is not made in writing, a written summary of the material financial and other terms of such Parent Competing Proposal. Parent shall (A) keep the Company reasonably informed (within twenty-four (24) hours thereof) with respect to the status and material terms of any such Parent Competing Proposal, and any material requests, changes or developments to the status or terms of any such discussions or negotiations and (B) provide to the Company (within twenty-four (24) hours thereof) copies of all material written correspondence and other material written materials provided to Parent, its Subsidiaries or any of their respective Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information to or engaging in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.
(d)    Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:
(i)    after consultation with its outside legal counsel, make such disclosures as the Parent Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws; provided, however, this Section 6.4(d)(i) shall not be deemed to permit the Parent Board to make a Parent Change of Recommendation except to the extent permitted by Section 6.4(e);
(ii)    prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Section 6.4(b)(i)(B) and 6.4(b)(i)(C) with any Person who has made a written, bona fide Parent Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.4); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in any material respect in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or otherwise complying with the provisions of this Section 6.4, (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours after)) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or could reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii)    prior to the receipt of the Parent Stockholder Approval, in response to a Parent Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.4), if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change of Recommendation, if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by the Company in response to such Parent Competing Proposal), and not taking such action would be reasonably likely to be inconsistent with the Parent Board’s fiduciary obligations to the Parent Stockholders under applicable Law, (B) Parent shall have given written notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal, including a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents and, that Parent intends to take such action, and during the period ending on the fourth Business Day after the date on which such notice is given to the Company, Parent shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with the Company (to the extent the Company desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Parent Competing Proposal that is the subject of the Parent Superior Proposal ceases to be a Parent Superior Proposal and (C) the Company within the period described in the foregoing clause (B) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Parent Competing Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal and (y) failing to make a Parent Change of Recommendation or taking such action would be reasonably likely to be inconsistent with the Parent Board’s fiduciary obligations to the Parent Stockholders under applicable Law; provided, however, that each time material modifications to the terms of a Parent Competing Proposal determined to be a Parent Superior Proposal are made (it being agreed that any change to the financial terms of a Parent Competing Proposal shall constitute a material modification to such Parent Competing Proposal) the time period set forth in clause (B) prior to which Parent may effect a Parent Change of Recommendation shall be extended for two (2) Business Days after notification of such change to Parent; and
(iv)    prior to the receipt of the Parent Stockholder Approval, (A) seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Parent Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Parent Board or any committee thereof to make an informed determination under Section 6.4(d)(ii) and (B) inform such Person or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(v)    Notwithstanding anything to the contrary, a breach of this Section 6.4 by a director or officer of Parent or any of its Subsidiaries, in each case, shall be deemed to be a breach by Parent. If any director or officer of Parent becomes aware of any breach of this Section 6.4 by any other Representative of Parent or any of its Subsidiaries, Parent shall use reasonable best efforts to promptly (and in any event within five (5) Business Days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured.
(e)    Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change of Recommendation if prior to taking such action (i) Parent Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with or violate its fiduciary obligations to Parent Stockholders under applicable Law, (ii) Parent shall have given written notice to the Company at least four (4) Business Days before taking any action that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and (iii) Parent shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with the Company (to the extent the Company desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction to obviate the need for the Parent Board to effect a Parent Change of Recommendation, and either (A) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Stockholders Meeting and the fourth Business Day after the date on which such notice is given to the Company, or (B) if the Company within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change of Recommendation and that the failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Parent Stockholders under applicable Law; provided however, that each time there is a material change regarding any Parent Intervening Event, the time period set forth in the foregoing clause (A) prior to which Parent may effect a Parent Change of Recommendation shall be extended for two (2) Business Days after notification of such change to the Company.
(f)    From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, however, that Parent shall be permitted to waive any such provision solely to the extent necessary to permit any party thereto to communicate privately to the Parent Board and its Representatives.

6.5    Preparation of Joint Proxy Statement/Prospectus and Registration Statement.
(a)    Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement/Prospectus and any amendments or supplements thereto used by the Company to obtain the adoption by the Company Stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and Joint Proxy Statement/Prospectus and any amendments or supplements thereto.
(b)    As soon as practicable (and in no event later than thirty (30) days following the date hereof), the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement/Prospectus relating to the Mergers and the other Transactions, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement/Prospectus will be a part in preliminary form and which Joint Proxy Statement/Prospectus shall contain the Company Board Recommendation (unless a Company Change of Recommendation occurs)). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers. As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and the effectiveness of the Registration Statement, each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be filed in definitive form with the SEC and transmitted to the holders of Parent Common Stock and Company Common Stock, respectively. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)    Parent and the Company shall make all necessary filings with respect to the Mergers and the other Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d)    If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the Company Stockholders and the Parent Stockholders.
6.6    Requisite Approvals. Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. in accordance with applicable Law and the Organizational Documents of Merger Sub Inc. and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and the Transactions on behalf of Merger Sub Inc. Concurrently with the execution of this Agreement, Parent has, in accordance with applicable Law and the Organizational Documents of Merger Sub LLC, in its capacity as the sole member of Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub LLC.
6.7    Stockholders Meetings.
(a)    The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as permitted by Section 6.3, the Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from Company Stockholders proxies in favor of the adoption of this Agreement and use reasonable best efforts to secure the vote or consent of the Company Stockholders required by the Organizational Documents of the Company, the rules of the NYSE or applicable Laws, and the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Company Stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that without the prior written consent of Parent, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that, solely in the case of clause (i)(B) or clause (ii), the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Company Stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company Stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Without limiting the generality of the foregoing, but subject to Section 6.3, Company agrees that (i) its obligations pursuant to the first two sentences of this Section 6.7(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Company of any Company Competing Proposal or (B) any Company Change of Recommendation and (ii) no Company Competing Proposal shall be presented to the Company Stockholders for approval at the Company Stockholders Meeting or any other meeting of the Company Stockholders.
(b)    Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as permitted by Section 6.4, the Parent Board shall recommend that the Parent Stockholders vote in favor of the approval of the Parent Stock Issuance at the Parent Stockholders Meeting and the Parent Board shall solicit from Parent Stockholders proxies in favor of the approval of the Parent Stock Issuance and use reasonable best efforts to secure the vote or consent of the Parent Stockholders required by the Organizational Documents of Parent, the rules of the NYSE or applicable Laws, and the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board has made the Parent Board

Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Parent Stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that without the prior written consent of the Company, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that, solely in the case of clause (i)(B) or clause (ii), the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent Stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent Stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Without limiting the generality of the foregoing, but subject to Section 6.4, Parent agrees that (i) its obligations pursuant to the first two sentences of this Section 6.7(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Parent of any Parent Competing Proposal or (B) any Parent Change of Recommendation and (ii) no Parent Competing Proposal shall be presented to the Parent Stockholders for approval at the Parent Stockholders Meeting or any other meeting of the Parent Stockholders.
(c)    The Company and Parent shall cooperate and use reasonable best efforts to set the record dates for, schedule and convene the Company Stockholders Meeting and the Parent Stockholders Meeting on the same dates. The Company and Parent each agrees (i) to provide the other party reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to the other party one day prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, have been obtained.

6.8    Access to Information.
(a)    Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties; provided, however, that the Company or Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to attempt to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Notwithstanding the foregoing provisions of this Section 6.8(a), each Party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.8(a) for any purpose unrelated to the consummation of the Transactions.
(b)    The Confidentiality Agreement dated as of June 17, 2025 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.
6.9    HSR and Other Approvals.
(a)    Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.9(b) and (c), and not this Section 6.9(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.
(b)    As promptly as reasonably practicable following the execution of this Agreement, but in no event later than twenty-five (25) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. As promptly as reasonably practicable, the Parties shall, and shall cause any of their respective Affiliates to, make the filings and notifications as may be required by foreign competition Laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall, and shall cause any of their respective Affiliates to, cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each, and shall cause any of their respective Affiliates to, use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each, and shall cause any of their respective Affiliates to, use its reasonable best efforts to respond appropriately to any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall, and shall cause any of their respective Affiliates to, keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority, and provide the other party an opportunity to review and comment on proposed submissions thereto. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets); provided, however, that any such action may, at the discretion of either Party, be conditioned upon consummation of the Mergers (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Mergers as violative of any Antitrust Law, Parent and the Company shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent and the Company shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary in this Section 6.9(b), in no event shall any Parent Party or the Company be required or permitted to take, or cause to be taken, any action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing (it being understood that for purposes of this sentence, Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement). The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.9(b) so as to preserve any applicable privilege.
(c)    Parent, Merger Sub Inc. and Merger Sub LLC shall not take agree or consummate any acquisition that would reasonably be expected to materially hinder or materially delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law.
6.10    Employee Matters.
(a)    For a period of twelve (12) months (the “Transition Period”) following the Effective Time, Parent shall cause the individuals who are employed as of immediately prior to the Effective Time by the Company or a Subsidiary thereof (the “Company Employees”) and who remain employed by Parent or any of its Subsidiaries as of the Effective Time (including the Surviving Corporation or any of its Subsidiaries) to be provided with (i) a base salary or hourly wage, as applicable, and target short-term cash incentive compensation opportunities (other than equity or equity-based or retention, change in control, special, one-time or similar cash opportunities) that, in the aggregate, are no less favorable than as provided to such Company Employee as of immediately prior to the Effective Time, (ii) equity or equity-based compensation and long-term incentive compensation no less favorable than those provided from time to time to similarly situated employees of Parent and its Subsidiaries, and (iii) other employee benefits (excluding any equity or equity-based compensation, long-term incentive compensation, change in control, transaction and retention bonuses and payments or other special, one-time or similar cash opportunities, non-qualified deferred compensation, and defined benefit pension and post-termination and retiree medical or other welfare benefits), in the aggregate, that are, at Parent’s discretion, (A) substantially similar to those provided to such Company Employee as of immediately prior to the Effective Time under the Company Plans or (B) no less favorable than those provided from time to time to similarly situated employees of Parent and its Subsidiaries (in each case of clauses (A) and (B), subject to the same exclusions).
(b)    If the Closing Date occurs in calendar year 2025, then Parent shall ensure, or shall cause its Subsidiaries (including the Surviving Corporation) to ensure, that each Company Employee receives an annual bonus in respect of the fiscal year in which the Closing Date occurs in an amount equal to the greater of the Company Employee’s target bonus or actual performance through the Effective Time under the applicable bonus arrangements of the Company as of the date hereof (the “2025 Annual Bonus”), subject to the Company Employee’s continued employment through the payment date; provided that any Company Employee whose employment is terminated without “cause” (as defined in the Company Equity Incentive Plan) shall receive a 2025 Annual Bonus, subject to the Company Employee’s execution and non-revocation of a customary release of claims; provided, further, that 2025 Annual Bonus payments shall paid no later than March 15, 2026.
(c)    With respect to each Parent Plan in which any of the Company Employees participate following the Effective Time, the Company Employees shall be given credit for all purposes under such Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, including vesting (other than with respect to future equity or equity-based incentives or other incentive compensation arrangements), eligibility, and severance, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.
(d)    From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Effective Time, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and credited to such person, in each case, to the extent permitted by the applicable insurance plan provider.
(e)    From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control and other similar agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, that are in effect as of the Effective Time.
(f)     Prior to the Closing Date, if requested by Parent in writing at least ten (10) days prior to the Closing Date, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (each, a “Company 401(k) Plan”) to be terminated effective no later than the Business Day preceding the Closing Date and contingent on the occurrence of the Effective Time, (ii) all participants to fully vest in their account balances under the Company 401(k) Plan effective as of such termination date, (iii) all contributions to the Company 401(k) Plan to cease effective as of such termination date (other than contributions allocable to periods of service prior to such termination date, matching contributions on such participant contributions (including any true-up matching contributions), participant loan repayments, and any required corrective contributions) and (iv) Parent to be named as the plan administrator of the Company 401(k) Plan effective as of the Closing Date. Prior to the adoption or execution thereof, the Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.10 and shall consider in good faith any reasonable comments thereon made by Parent. In the event that the Company 401(k) Plan is terminated as set forth in this Section 6.10, as soon as administratively practicable following the Effective Time, Parent shall use commercially reasonable efforts to take any and all actions as may be reasonably required to (A) cause a defined contribution plan of Parent or Subsidiary of Parent that is intended to be qualified under Section 401(a) of the Code (each, a “Parent 401(k) Plan”) to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code), if so elected by the applicable Company Employee, from the applicable Company 401(k) Plan in an amount equal to the full account balance (including any participant loans) distributed or distributable to the applicable Company Employee from the Company 401(k) Plan, and (B) cause each applicable Company Employee who was participating in the Company 401(k) Plan immediately prior to the Closing Date to be able to participate in the applicable Parent 401(k) Plan as soon as administratively practicable, but in no event more than thirty (30) days, following the Closing Date (giving effect to the service crediting provisions of Section 6.10).
(g)    For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Effective Time occurs, Parent, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of immediately prior to the Effective Time for the calendar year in which the Effective Time occurs. Each such Company Employee will be permitted to use such vacation days and other paid time off in accordance with Parent’s or its applicable Subsidiary’s policies, as in effect from time to time.
(h)    Nothing in this Section 6.10, expressed or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, any right, benefit or remedy of any nature whatsoever (including any right to employment or services, or continued employment or services, with Parent, the Company, or any of their respective Subsidiaries) under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Company Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Company Employee for any period following the Effective Time.
(i)    Prior to making any broad-based communication to Company Employees pertaining to post-Effective Time employment, compensation or benefit matters or the treatment of Company equity awards provided in Section 3.3, the Company or Parent, as applicable, shall provide the applicable counterparty with a copy of the intended communication, such counterparty shall have a reasonable period of time to review and comment on the communication, and the Company or Parent, as applicable, shall consider in good faith any reasonable comments provided by the counterparty.
6.11    Indemnification; Directors’ and Officers’ Insurance.
(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Company shall, jointly and severally, indemnify, defend and hold harmless in the same manner as provided by the Company, Parent or any of their respective Subsidiaries immediately prior to the date of this Agreement each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company, Parent or any of their respective Subsidiaries or who acts as a fiduciary under any Company Plan, Parent Plan or any of their respective Subsidiaries, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company, Parent or any of their respective Subsidiaries, a fiduciary under any Company Plan, Parent Plan or any of their respective Subsidiaries, or is or was serving at the request of the Company, Parent or any of their respective Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s or Parent’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) each of Parent and the Surviving Company shall use its reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.11, upon learning of any such Proceeding, shall notify Parent or the Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.11 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or the Surviving Company under this Section 6.11, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or the Surviving Company, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Company or the Indemnified Person within the last three (3) years. Notwithstanding the foregoing and except as provided in Section 6.11(e), this Section 6.11(a) shall not require Parent or the Surviving Company to indemnify, defend or hold harmless or advance expenses to any Indemnified Person in connection with any Proceeding (or part thereof) initiated by such Indemnified Persons.
(b)    Parent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Company to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company, Parent or any of their respective Subsidiaries and any of directors or officers of the Company, Parent or any of their respective Subsidiaries existing and in effect immediately prior to the date of this Agreement.
(c)    To the fullest extent permitted by Law, Parent and the Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.11(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.11 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.
(d)    Unless otherwise agreed between Parent and the Surviving Company prior to the Closing, the Company will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies in favor of the Company’s

Indemnified Persons with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s or Parent’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s or Parent’s existing policies, as applicable with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided that in no event shall the Parent and the Surviving Company collectively be required to spend in an aggregate annual premium amount of more than 300% of the amount of the annual premium paid by the Company for fiscal year 2024 for such purpose for the six (6) years of coverage under such insurance policy.
(e)    In the event that Parent or the Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.11, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.11 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company, Parent or any of its respective Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Company shall pay all reasonable and documented out of pocket expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.11, unless it is ultimately determined that such Indemnified Person is not entitled to such indemnity.
6.12    Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced, or to the knowledge of Parent or the Company, as applicable, is threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to promptly notify the other, keep the other reasonably informed with respect to the status thereof and cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any of the foregoing litigation and shall consider in good faith Parent’s advice with respect to any of the foregoing litigation; provided that the Company shall not offer to agree or settle any of the foregoing litigation without the prior written consent of Parent.
6.13    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such

Party’s or its Subsidiary’s capital stock is traded, or consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers; provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that (x) no provision of this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees, its Affiliates and their respective limited partners, members, officers, employees, directors, advisors or other Representatives; provided that prior to making any written communication to the directors, officers of employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transaction, the Company shall provide Parent with a copy of the intended communication and the Company shall consider any timely comments in good faith and (y) the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal and matters related thereto or a Company Change of Recommendation other than as set forth in Section 6.3.
6.14    Transfer Taxes. Except as otherwise set forth in Section 3.4(b)(ii), all Transfer Taxes, if any, shall be paid by Parent when due, and Parent shall file all necessary Tax Returns with respect to any such Transfer Taxes. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent permissible under applicable Law, of the amount of any Transfer Taxes.
6.15    Reasonable Best Efforts; Notification.
(a)    Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the other Transactions.
(b)    The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain, prior to the Closing, all third‑party consents and to give all third‑party notices required in connection with the consummation of the Transactions and the Closing (each, a “Company Consent”), including to avoid (i) the material breach by the Company or its Subsidiaries of, or the occurrence of a default under, any Company Contract or (ii) the termination, cancellation or acceleration of any Company Contract, in each case including the contracts set forth on Section 6.15(b) of the Company Disclosure Letter. The Company shall provide Parent with a reasonable opportunity to review and comment on the form and substance of each such consent and notice prior to delivery, and shall consider Parent’s comments in good faith. The Company shall also keep Parent reasonably apprised of the status of its efforts to obtain such consents and deliver such notices, including promptly providing Parent with copies of any such consents and notices obtained or delivered. Prior to the Closing, upon the request of Parent, Company agrees to work in good faith with Parent to evaluate an alternative structure for the Transactions, which may include a reorganization of the Company (by way of a pre-closing reorganization to interpose a new parent holding company prior to the Mergers (which holding company would act as the “Company” in the Mergers)) (an “Alternative Structure”), to the extent necessary or advisable to prevent the failure to obtain any Company Consent prior to the Closing from materially reducing the rights and benefits expect to be derived by the Parties under this Agreement. To the extent the Parties deem pursuit of an Alternative Structure to be advisable, the Parties agree to work in good faith to effectuate such Alternative Structure prior to Closing, including entering into (or causing their respective Affiliates to enter into) separate agreements and/or making appropriate amendments to this Agreement to effectuate such Alternative Structure in a manner that is reasonably acceptable to each of the Parties. Notwithstanding the foregoing, (A) no Party shall be required to use its efforts to pursue an Alternative Structure which would reasonably be expected to change the economic entitlements of the Parties and their respective equityholders under this Agreement, materially delay the consummation of the Closing, or prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment and (B) the Company shall not be obligated to pursue any Alternative Structure if the Company’s obligation to consummate the transactions contemplated by the Alternative Structure would not be conditioned upon the receipt of a customary tax opinion from counsel reasonably acceptable to the Company that the Mergers contemplated in the Alternative Structure would qualify for the Intended Tax Treatment.
(c)    The Company shall give prompt notice to Parent, and Parent Parties shall give prompt notice to the Company, upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or Section 7.3(a) not being met or the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
6.16    Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.
6.17    Listing Application; Delisting. Parent shall take all action reasonably necessary to cause the Parent Common Stock to be issued to the holders of Eligible Shares pursuant to this Agreement to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing, upon Parent’s request, the Company shall use take, or cause to be taken, all actions reasonably necessary to be taken prior to the Closing to enable the delisting of Company Common Stock from the NYSE and the termination of the Company’s registration of Company Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with the Company’s obligations under the Exchange Act.

6.18    Tax Matters.
(a)    Each of Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) use reasonable best efforts to cause the Mergers, taken together, to qualify for the Intended Tax Treatment. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment. Each of Parent and the Company shall notify the other Party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment.
(b)    This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a). The relevant Parties shall (and shall cause their Subsidiaries and Affiliates to) treat the Mergers, taken together, as qualifying for the Intended Tax Treatment for U.S. federal (and applicable state and local) income Tax purposes, file their applicable Tax Returns consistent with the Intended Tax Treatment and, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Intended Tax Treatment.
(c)    Each of Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) reasonably cooperate with one another and their respective Tax advisors and use reasonable best efforts in connection with the issuance of any Tax opinion by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. In connection with any such Tax opinion to be issued to any of the Parties related to the Tax consequences of the Transactions: (i) the Company shall deliver to the relevant counsel one or more duly authorized and executed officer’s certificates, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Company Tax Certificates”), and (ii) Parent shall deliver to the relevant counsel one or more duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants as shall be reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Parent Tax Certificates”), and Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) provide such other available information as reasonably requested by the relevant counsel for purposes of rendering its opinion.

(d)    For the avoidance of doubt, each Party acknowledges and agrees that its obligation to effect the Mergers is not subject to any condition or contingency with respect to the Mergers, taken together, qualifying for the Intended Tax Treatment.
6.19    Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ), and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ) of any state that purport to apply to this Agreement, the Stockholder Voting and Support Agreements or the Transactions, including the Mergers.
6.20    Obligations. Parent shall take all action necessary to cause Merger Sub Inc., Merger Sub LLC and the Surviving Company to perform their respective obligations under this Agreement.
6.21    Financing Cooperation.
(a)    The Company shall cooperate with Parent, and shall cause the Company Subsidiaries to and shall use commercially reasonable efforts to cause the respective directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives of the Company and the Company Subsidiaries to cooperate with the Parent Parties and Crescent Energy Finance LLC, a Delaware limited liability company, at the Parent Parties’ sole cost and expense, as reasonably requested by the Parent Parties in connection with the Debt Financing. Such cooperation shall include (without limitation) the following: (i) reasonable participation in, and assistance with, customary marketing and syndication efforts related to the Debt Financing; (ii) assistance with the preparation of rating agency presentations, customary offering documents, confidential information memoranda (including a version that does not include material non-public information), private placement memoranda, high yield offering prospectuses, lender presentations and other customary marketing materials (“Required Offering Information”), (iii) participation by appropriate members of senior management of the Company and the Company Subsidiaries in a reasonable number of meetings, presentations, roadshows, due diligence sessions and drafting and negotiation sessions with the Debt Financing Sources (including such meetings and presentations in connection with obtaining ratings in connection with the Debt Financing), (iv) delivery to Parent and the Debt Financing Sources as promptly as reasonably practicable of (without limitation) (A) audited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date, (B) unaudited consolidated balance sheets and related consolidated statements of operations and cash flows for each interim fiscal quarter ended since the last audited financial statements of the Company and at least forty-five (45) days prior to the Closing Date, (C) lease operating statements and production reports with respect to the Oil and Gas Properties of the Company and the Company Subsidiaries as of the last day of the most recently completed fiscal year ended at least ninety (90) days before the Closing Date and for each fiscal quarter ended at least forty-five (45) days before the Closing Date, (D) a report, prepared in accordance with SEC rules and regulations, with respect to the proved Hydrocarbon reserves of the Company and the Company Subsidiaries that is either prepared or audited by a third party petroleum engineer for the most recently completed fiscal year ended at least ninety (90) days before the Closing Date and (E) information with respect to the Company and the Company Subsidiaries reasonably necessary for Parent to prepare a customary pro forma balance sheet and financial projections, (v) using commercially reasonable efforts to provide Parent with the Required Offering Information, and identifying any portion of any such information that constitutes material non-public information regarding the Company or the Company Subsidiaries or their respective securities, (vi) using commercially reasonable efforts to obtain consents of accountants and reserve engineers for use of their reports in any materials relating to the Debt Financing and accountants’ and reserve engineers’ “comfort” letters, as reasonably requested by Parent, (vii) executing and delivering (in escrow), immediately prior to the consummation of the Debt Financing, the Debt Financing Documents, including credit agreements, pledge and security agreements and other similar or related documents, provided that such documents will not take effect prior to the Closing; (viii) taking all actions reasonably desirable to permit the discharge in full as of the Closing of all Indebtedness set forth on Section 6.21 of the Company Disclosure Letter, including obtaining customary payoff letters, lien terminations, releases of guaranties and other instruments of discharge to evidence that all such Indebtedness shall have been paid in full, all commitments to lend terminated and all liens securing such Indebtedness encumbering any of the Company’s or any of its Subsidiaries’ assets shall have been released, together with duly executed recordable releases and terminations with respect to any and all such liens; (ix) providing reasonable assistance in connection with (A) the novation or other assumption of the Company’s and its Subsidiaries’ hedge agreements and (B) the preparation of the information required for any borrowing base redetermination reserve report; and (x) providing documentation and other information reasonably requested by Parent or the Debt Financing Sources or required by regulatory authorities in order for any Debt Financing Source to comply with requirements of any applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers, in each case, as they may relate to the Company, the Company Subsidiaries or their respective assets, which in any event shall be provided at least five (5) Business Days prior to the Closing Date to the extent requested at least eight (8) Business Days prior to the Closing Date. Notwithstanding any other provision set forth herein, the Company and the Company Subsidiaries agree that the Parent Parties may share the information provided under this paragraph with the Debt Financing Sources and potential Debt Financing Sources in connection with any marketing efforts in connection with the Debt Financing, so long as all such parties are party to or otherwise subject to confidentiality obligations substantially comparable to such obligations set forth in the Confidentiality Agreement or otherwise reasonably satisfactory to the Company (it being understood for the avoidance of doubt that the reasonable and customary processes of sharing a customary offering memorandum with potential investors for a Rule 144A and/or Regulation S offering of debt securities shall be deemed to be reasonably satisfactory). Notwithstanding the foregoing, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries shall not be required to pay any commitment or other similar fee or make any other payment or incur any other liability or obligation in connection with the Debt Financing. Furthermore (I) nothing in this Agreement shall require the Company and the Company Subsidiaries to cause the delivery of (1) any legal opinions or any representation or reliance letters (except any customary representation and authorization letters and customary management representation letters required by the Company’s independent auditors in connection with delivery of “comfort” letters), (2) any solvency certificates, (3) any pro forma financials or (4) any other financial information in form or substance not customarily prepared by the Company and the Company Subsidiaries with respect to such period (excluding, for the avoidance of doubt, the Required Offering Information), (II) neither the Company nor any of the Company Subsidiaries nor any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent on the Closing or that would be effective prior to the Closing, (III) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or the Company Subsidiaries prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, in each case, that are not contingent on the Closing or that would be effective prior to the Closing, (IV) neither the Company nor any of the Company Subsidiaries shall be required to take any action that will conflict with or violate their formation or Organizational Documents or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default (with or without notice, lapse of time or both) under, any applicable Law or contract (in each case, prior to the Closing) and (V) nothing in this Agreement shall require any cooperation to the extent that it would require providing access to or disclosing information reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege of the Company or the Company Subsidiaries.
(b)    None of the Company, the Company Subsidiaries or any of their respective Representatives shall be required to take any action that would subject such Person to liability or to pay any commitment or other similar fee or make any other payment or incur any other liability in connection with the Debt Financing or their performance of their respective obligations under this Section 6.21 or any information utilized in connection therewith, in each case, that is not reimbursable by Parent (other than customary authorization letters). Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective affiliates and Representatives from and against any and all losses, liabilities, claims, damages, reasonable and documented out-of-pocket costs and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel) suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.21 and any information (other than with respect to information furnished by or on behalf of the Company and the Company Subsidiaries for use in connection with the Debt Financing) utilized in connection therewith (other than to the extent such loss, liability, claim, damage, cost or expense arises from the bad faith, gross negligence or willful misconduct of the Company, the Company Subsidiaries, any of their respective affiliates or any of their respective Representatives). Parent shall, promptly upon written request of the Company, reimburse the Company, the Company Subsidiaries or their affiliates, as the case may be, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or their respective Affiliates in connection with the cooperation required by this Section 6.21.
(c)    Notwithstanding anything to the contrary herein, the condition set forth in Section 7.2(b) as it applies to the Company’s obligations under Section 6.21(a), shall be deemed satisfied unless (i) the Company acting willfully and in bad faith has failed to satisfy its obligations under Section 6.21(a) in any material respect, (ii) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford the Company with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Parent’s failure to receive the proceeds of any financing necessary for the consummation of the Closing. Parent acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing (including any Debt Financing) has not been obtained, Parent shall continue to be obligated, until such time as this Agreement is terminated in accordance with Article VIII and subject to the waiver or fulfillment of the conditions set forth in Article VII, to complete the transactions contemplated by this Agreement.
6.22    Henry Investor Agreement. The Company agrees to use reasonable best efforts to enforce the obligations of the Henry Investors arising under the Investor Agreement, dated as of September 13, 2023, by and among the Company and Henry Energy LP, Henry TAW LP, Richard D. Campbell and the other parties thereto (such parties collectively, the “Henry Investors” and such agreement, the “Henry Investor Agreement”) for the Henry Investors’ to vote their shares of Company Common Stock at the Company Stockholders Meeting in a manner consistent with the Company Board Recommendation. Without the prior written consent of Parent, the Company shall not (i) terminate or amend the Henry Investor Agreement or (ii) grant any waiver under the Henry Investor Agreement.
ARTICLE VII
CONDITIONS PRECEDENT
7.1    Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.
(b)    Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.
(c)    Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(d)    No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Law shall be in effect that makes consummation of the Mergers illegal or otherwise prohibited.
(e)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement/Prospectus shall have been issued by the SEC nor shall Proceedings seeking a stop order have been initiated or, to the knowledge of the Company or Parent, as the case may be, be threatened by the SEC.
(f)    NYSE Listing. The shares of Parent Common Stock issuable to the holders of Eligible Shares pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
7.2    Additional Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:
(a)    Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.1(a), Section 4.2(a), Section 4.2(b), Section 4.3 (excluding Section 4.3(c)(ii)-(iii)), Section 4.6(a) and Section 4.23 shall be true and correct (except, with respect to Section 4.2(a) and Section 4.2(b), for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.
(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:
(a)    Representations and Warranties of Parent, Merger Sub Inc. and Merger Sub LLC. (i) The representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC set forth in the first and second sentence of Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.3 (excluding Section 5.3(c)(ii)-(iii)), Section 5.6(a) and Section 5.23 shall be true and correct (except, with respect to Section 5.2(a) and Section 5.2(b) for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC set forth in Article V of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Performance of Obligations of Parent, Merger Sub Inc. and Merger Sub LLC. Parent and Merger Sub Inc. each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c)    Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.
7.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VIII
TERMINATION
8.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval have been obtained:
(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:
(i)    if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose material breach of a covenant or agreement under this Agreement has been the primary cause of or primarily resulted in the action or event described in this Section 8.1(b)(i) occurring;
(ii)    if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on March 31, 2026 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose material breach of a covenant or agreement under this Agreement has been the primary cause of or primarily resulted in the failure of the Mergers to occur on or before such date;
(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (in the case of a termination by Parent) or Section 7.3(a) or Section 7.3(b) (in the case of a termination by the Company), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach (disregarding clause (B) in the definition thereof) of any representation, warranty, covenant or other agreement contained in this Agreement;
(iv)    if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; or
(v)    if the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof.
(c)    by Parent, (i) prior to the time the Company Stockholder Approval is obtained, if the Company Board or any committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement) or (ii) if the Company (or a director or officer of the Company under Section 6.3(d)(v)) shall have Willfully and Materially Breached any of its obligations under Section 6.3 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the End Date;
(d)    by the Company, (i) prior to the time the Parent Stockholder Approval is obtained, if the Parent Board or any committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement) or (ii) if Parent (or a director or officer of Parent under Section 6.4(d)(v)) shall have Willfully and Materially Breached any of its obligations under Section 6.4 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the End Date;
(e)    by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3(b)(i)(C) in respect of such Company Superior Proposal; and
(f)    by Parent, prior to the time the Parent Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Parent Superior Proposal; provided, however, that Parent shall have contemporaneously with such termination tendered payment to the Company of the fee pursuant to Section 8.3(c) and Parent has complied in all material respects with Section 6.4(b)(i)(C) in respect of such Parent Superior Proposal.
8.2    Notice of Termination; Effect of Termination.
(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(e) or Section 8.1(f), any termination shall be effective immediately upon delivery of such written notice to the other Party.
(b)    In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any stockholder or Representative of such Party) except as provided in Section 8.3); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees), costs or expenses, with respect to the Company or the Parent Parties, as applicable, incurred in connection with the Transactions and shall include, pursuant to Section 261(a)(1) of the DGCL, monetary damages based on the loss of the economic benefit of the Transactions to the Company and its equityholders (which shall be deemed to be damages payable to the Company) or the Parent Parties and their respective equityholders (which shall be deemed damages payable to Parent). The provisions of Article I (solely to the extent related to any of the other surviving provisions specified in this Section 8.2(b)), this Section 8.2(b), Section 8.3 and Article IX and the provisions that substantively define any related defined terms not substantively defined in Article I shall survive any termination hereof pursuant to Section 8.1. In addition, the termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement.
8.3    Expenses and Other Payments.
(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated.
(b)    If (i) Parent terminates this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation) or Section 8.1(c)(ii) (Company Breach of Non-Solicitation), or (ii) the Company terminates this Agreement pursuant to Section 8.1(e) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.
(c)    If (i) the Company terminates this Agreement pursuant to Section 8.1(d)(i) (Parent Change of Recommendation) or Section 8.1(d)(ii) (Parent Breach of Non-Solicitation), or (ii) Parent terminates this Agreement pursuant to Section 8.1(f) (Parent Superior Proposal), then the Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company. If the fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.
(d)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the Company Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to senior management of the Company or to the Company Board and not withdrawn, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amounts previously paid by the Company pursuant to Section 8.3(h). For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%.”

(e)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the Parent Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to senior management of Parent or to the Parent Board and not withdrawn, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amounts previously paid by Parent pursuant to Section 8.3(i). For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%.”
(f)    If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or Section 8.1(b)(ii) (End Date) and (ii) Parent would have been permitted to terminate this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation) or Section 8.1(c)(ii) (Company Breach of Non-Solicitation), then the Company shall pay to Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.
(g)    If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval) or Section 8.1(b)(ii) (End Date) and (ii) the Company would have been permitted to terminate this Agreement pursuant to Section 8.1(d)(i) (Parent Change of Recommendation) or Section 8.1(d)(ii) (Parent Breach of Non-Solicitation), then Parent shall pay to the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.
(h)    If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Parent the Parent Expenses no later than the third Business Day after notice of termination of this Agreement, in cash by wire transfer of immediately available funds to an account designated by Parent. In no event shall Parent be entitled to receive more than one (1) payment of a Company Termination Fee or more than one (1) payment of the Parent Expenses. If Parent receives the Company Termination Fee, then Parent shall not be entitled to also receive a payment of the Parent Expenses. If Parent receives payment of the Parent Expenses and following receipt thereof, Parent becomes entitled to payment of the Company Termination Fee, then the amount of the Company Termination Fee payable to Parent shall be reduced by the amount of the Parent Expenses so received by Parent.

(i)    If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval), and the Parent Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then Parent shall pay the Company the Company Expenses no later than the third Business Day after notice of termination of this Agreement, in cash by wire transfer of immediately available funds to an account designated by the Company. In no event shall the Company be entitled to receive more than one (1) payment of a Parent Termination Fee or more than one (1) payment of the Company Expenses. If the Company receives the Parent Termination Fee, then the Company shall not be entitled to also receive a payment of the Company Expenses. If the Company receives payment of the Company Expenses and following receipt thereof, the Company becomes entitled to payment of the Parent Termination Fee, then the amount of the Parent Termination Fee payable to the Company shall be reduced by the amount of the Company Expenses so received by the Company.
(j)    The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to promptly pay an amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, Parent commences a Proceeding that results in judgment for Parent for such amount, the Company shall pay Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(e), Section 8.1(f) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of the Parent Parties against the Company and its Subsidiaries and any of its and their former, current or future officers, directors, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation in this Agreement (in which case only the Company, and not its Subsidiaries or its or their former, present or future officers, directors, shareholders, managers, members, Representatives or Affiliates, shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, neither the Company nor its Subsidiaries nor any of its or their former, current or future officers, directors, shareholders, managers, members Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.
ARTICLE IX
GENERAL PROVISIONS
9.1    Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Article I (solely to the extent related to the other surviving provisions set forth in this Section 9.2), Article II, Article III and Article IX, Section 6.11 and Section 6.18 will survive the Closing. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.
9.3    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
(i)    if to Parent, Merger Sub Inc. or Merger Sub LLC, to:
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Attention: Bo Shi
Email: [Omitted]
with a required copy to (which copy shall not constitute notice):
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:   Douglas E. Bacon, P.C.
Kyle M. Watson, P.C.
Gabrielle Sumich
Email:         douglas.bacon@kirkland.com
kyle.watson@kirkland.com
gabrielle.sumich@kirkland.com
(ii)    if to the Company, to:
Vital Energy, Inc.
521 E. Second Street, Suite 1000
Tulsa, Oklahoma 74120
Attention: Mark Denny
Email: [Omitted]

with a required copy to (which copy shall not constitute notice):
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:   Douglas E. McWilliams
Lande Spottswood
Email::        dmcwilliams@velaw.com
lspottswood@velaw.com
9.4    Rules of Construction.
(a)    Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.
(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The words “made available” or “delivered” mean, with respect to any document, that such document was previously made available in the electronic data room relating to the Transactions maintained by the Company or Parent, via Parent’s or the Company’s Representatives via email or in the Company SEC Documents or Parent SEC Documents, as applicable, prior to the execution of this Agreement.
(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.
9.5    Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6    Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter (which Company Disclosure Letter and Parent Disclosure Letter, for the avoidance of doubt, shall not constitute part of this Agreement pursuant to Section 268 of the DGCL, but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein) and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Stock Options, Company Common Stock, Company RS Awards or Company Cash-Settled PSU Awards, as applicable, to receive the Merger Consideration (or the other treatment specified in Article III)) and Section 6.11 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
9.7    Governing Law; Venue; Waiver of Jury Trial.
(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR

PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8    No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action makes this Agreement impossible to perform, in which case this Agreement shall terminate.
9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.
9.10    Affiliate Liability. Each of the following is herein referred to as a “Non-Party Affiliate”: (a) any direct or indirect holder of equity interests or Securities in the Company, Parent or their respective Subsidiaries (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) Parent or (iii) any Person who controls the Company or Parent, as applicable. No Non-Party Affiliate shall have any liability or obligation to any Party of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and the Company and the Parent Parties hereby waive and release all claims of any such liability and obligation.
9.11    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
9.12    Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of this Agreement and the transactions contemplated hereby, as applicable, by the Company Stockholders or the Parent Stockholders, but, after any such adoption, no amendment shall be made which by law or the rules of the NYSE would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
9.13    Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:
(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.
[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CRESCENT ENERGY COMPANY

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

VENUS MERGER SUB I INC.

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

VENUS MERGER SUB II LLC

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

VITAL ENERGY, INC.

By:	/s/ Jason Pigott
Name:	Jason Pigott
Title:	President and Chief Executive Officer

ANNEX A
CERTAIN DEFINITIONS
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.
“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.
“Company Cash-Settled PSU Award” means each award of outstanding restricted stock units that is (a) subject in whole or in part to performance-based vesting and (b) payable in cash.
“Company Common Stock” means common stock, par value $0.01 per share, of the Company.
“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of the Company’s and its Subsidiaries’ combined net revenue, income or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s or any of its Subsidiaries’ assets or equity interests.
“Company Director Deferred Stock Awards” means each award of Company Common Stock deferred pursuant to the Deferred Compensation Plan.
“Company Equity Incentive Plan” means the Company’s Omnibus Equity Incentive Plan, dated as of December 10, 2024, as amended from time to time.
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“Company Expenses” means a cash amount equal to $5,500,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transaction.
“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Company Board as of the date of this Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (i) the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event, or (ii) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, be taken into account when determining whether a Company Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Company Intervening Event has occurred.
“Company PSU Award” means each award of outstanding restricted stock unit that is (a) subject in whole or in part to performance-based vesting and (b) payable in shares of Company Common Stock.
“Company RS Award” means each award of shares of Company Common Stock that is subject solely to time-based vesting.
“Company SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2023, regardless of whether the Company was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.
“Company Stock Options” means an option to purchase Company Common Stock under the Company Equity Incentive Plan.
“Company Stockholder Approval” means the adoption of this Agreement by the Company Stockholders by the affirmative vote of a majority in voting power of Company Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class, present in person and represented by proxy at the Company Stockholders Meeting in accordance with the DGCL and the Organizational Documents of the Company.
“Company Superior Proposal” means any bona fide written proposal made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) that did not result from a material breach of Section 6.3 to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounts for 50% or more of the fair market value of the assets of the Company and its Subsidiaries, or that generated 50% or more of the Company’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and
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amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, (i) result in a transaction more favorable from a financial point of view to Company Stockholders than the Transactions, after taking into account any revisions proposed by Parent in response to such Company Competing Proposal, in accordance with Section 6.3(d)(iii) and (ii) that is reasonably capable of being completed on the terms proposed.
“Company Termination Fee” means a cash amount equal to $22,500,000.
“Consent” means any approval, consent, order, registration, declaration, ratification, permission, permit, waiver, filing, permit, notice, expiration of waiting periods or authorization.
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise.
“Debt Financing” means the third party debt financing obtained by the Parent Parties or any of their Subsidiaries to fund the transactions contemplated by this Agreement.
“Debt Financing Documents” means, collectively, each definitive agreement delivered in connection with the Debt Financing.
“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing or otherwise have entered into agreements in connection with all or any part of the Debt Financing, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective permitted successors and assigns.
“Deferred Compensation Plan” means the Company’s Director Deferred Compensation Plan.
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage
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obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system administered by the SEC.
“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, retirement, pension, profit sharing, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, agreement, arrangement, program, practice, or understanding.
“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind or any agreement, option, right, license or privilege (whether by Law, contract, or otherwise) capable of becoming any of the foregoing.
“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment, natural resources or occupational health and safety (to the extent relating to exposure to Hazardous Materials) (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or human exposure to, Hazardous Materials into the indoor or outdoor environment) in effect as of or prior to the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934.
“Financing” means any financing that Parent and/or its consolidated Subsidiaries elects to obtain after the date hereof.
“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
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“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, material or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated or for which liability may be imposed under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon; (c) any Hydrocarbons; and (d) per- and polyfluoroalkyl substances.
“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) indebtedness evidenced by notes, debentures, bonds or other instruments, (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (f) all obligations of the type referred to in the foregoing clauses (a) through (e) of another Person secured by any Encumbrance on any property or asset of such first Person; and (g) indebtedness of others as described in clauses (a) through (e) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, rights in software, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; and (e) Internet domain names.
“knowledge” means the actual knowledge of, (a) in the case of the Company, any of the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, any of the individuals listed in Section 1.1 of the Parent Disclosure Letter.
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“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive, statute, decree or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.
“Management Agreement” shall mean that certain Management Agreement, dated as of December 7, 2021, as amended by that certain First Amendment to Management Agreement, dated as of May 15, 2024, and as amended by that certain Second Amendment to the Management Agreement, dated as of December 3, 2024, by and between Parent and KKR Energy Assets Manager LLC, as it may be further amended and/or restated from time to time in accordance with its terms.
“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that (a) is, or would reasonably be excepted to be, materially adverse to the condition (financial or otherwise), business, assets, liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) prevents, materially delays or materially impairs the ability of such Person and its Subsidiaries to consummate the Transactions, or would reasonably be expected to do so; provided, however, that in the case of clause (a), that no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets generally, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market and (C) any actual or threatened imposition or cancellation of any tariff or other barrier to trade; (iii) conditions (or changes in such conditions) in the industry in which such Person operates (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage, or terrorism (including any escalation or general worsening of any such acts of war, sabotage, or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) any epidemic, pandemic, disease outbreak or other widespread public health crisis or public health event, or the worsening of any of the foregoing; (vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (except that this clause (vii) shall not apply with respect to any representation or warranty whose purpose is to address the consequences of the announcement of this Agreement, or the pendency or consummation of the Transactions contemplated hereby), (viii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has expressly requested in writing; (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) the failure to take any action expressly prohibited by this Agreement; (xi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with
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any of the foregoing; (xii) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xiii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub Inc. or Merger Sub LLC or any of their directors or officers, arising out of the Mergers or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent they are disproportionate).
“NYSE” means the New York Stock Exchange.
“Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains rights to produce Hydrocarbons from real property interests.
“Oil and Gas Properties” means all interests in and rights with respect to (i) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments (or other similar agreements or instruments)), surface interests, fee interests, reversionary interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other Party” means (a) when used with respect to the Company, Parent, Merger Sub Inc. and Merger Sub LLC and (b) when used with respect to Parent, Merger Sub Inc., Merger Sub LLC or the Company.
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“Parent Common Stock” means Class A common stock, par value $0.0001 per share, of Parent.
“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ combined net revenue, income or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s or any of its Subsidiaries’ assets or equity interests.
“Parent Expenses” means a cash amount equal to $5,500,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transaction.
“Parent Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Parent Board as of the date of this Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof constitute a Parent Intervening Event, or (ii) any changes in the market price or trading volume of Parent Common Stock or Company Common Stock, be taken into account when determining whether a Parent Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Parent Intervening Event has occurred.
“Parent Parties” means Parent, Merger Sub Inc. and Merger Sub LLC.
“Parent PSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.
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“Parent RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.
“Parent SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent since January 1, 2023, regardless of whether Parent was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.
“Parent Stockholder Approval” means the approval of the Parent Stock Issuance under Sections 312.03(c) and 312.07 of the NYSE Listed Company Manual by the holders of a majority of the votes cast at the Parent Stockholders Meeting.
“Parent Superior Proposal” means any bona fide written proposal made after the date of this Agreement by any Person or group that did not result from a material breach of Section 6.4 to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounts for 50% or more of the fair market value of the assets of Parent and its Subsidiaries, or that generated 50% or more of Parent’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, (i) result in a transaction more favorable from a financial point of view to Parent Stockholders than the Transactions, after taking into account any revisions proposed by Parent in response to such Parent Competing Proposal, in accordance with Section 6.4(d)(iii) and (ii) that is reasonably capable of being completed on the terms proposed.
“Parent Termination Fee” means a cash amount equal to $76,900,000.
“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Permitted Encumbrances” means:
(a)    to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options, and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;
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(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or other governmental assessments, charges or claims that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and, in each case, for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;
(c)    lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(d)    Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (a), (b) or (c), such Encumbrance (i) secures obligations that are not Indebtedness and are not delinquent and (ii) has no material adverse effect on the value, use or operation of the property encumbered thereby;
(e)    Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;
(f)    such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;
(g)    all Encumbrances, easements, covenants, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights or restrictions in respect of applicable Laws, any Governmental Entity or any surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of and of the Company Owned Real Property or Parent Owned Real Property, as applicable, or the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are of record and customarily granted in the oil and gas industry and (1) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (2) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or Parent
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Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(h)    any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);
(i)    rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their Subsidiaries’ properties or assets in any manner that are customary for the oil and gas industry;
(j)    with respect to the Company Real Property or the Parent Real Property, as applicable, but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Company Real Property or Parent Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and
(k)    nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.
“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.
“Proceeding” means any claim (including a claim of a violation of applicable Law), action, audit, suit, investigation or other proceeding at law or in equity by or before any public or private arbitrator (or arbitral body) or Governmental Entity.
“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts).
“Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, in each case, other than any Oil and Gas Properties.
“Related Party” means with respect to any Person, (a) any beneficial owner (within the meaning of the Exchange Act) of 5% or more of any class of the equity securities of such Person or any of such Person’s Subsidiaries, (b) any present or former director or officer of such Person or its Subsidiaries (excluding employment compensation and benefits payable thereto), (c) any director, officer, employee, partner, stockholder, equityholder or manager of any Person described in the foregoing clauses (a) and (b), or any of their respective Affiliates, “associates” or a member of the “immediate family” as such terms are defined in Rule 12b-2 and 16a-1 of the Exchange Act or (d) any trust or other estate in which a Person described in
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clauses (a), (b) or (c) has any substantial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.
“SEC” means the United States Securities and Exchange Commission.
“Securities” means any equity interests or other security of any class, any option, warrant, convertible or exchangeable security (including any membership interest, equity unit, partnership interest, trust interest) or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency; provided, however, “Securities” expressly exclude any real property interests or interests in any Hydrocarbon leases, fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties and any other similar interests in minerals, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons, including any Oil and Gas Properties.
“Securities Act” means the Securities Act of 1933.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the Securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.
“Tax” or “Taxes” means any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity.
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“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information, schedule or attachment thereto and including any amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.
“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters and responsible for the administration and collection of any Tax.
“Transactions” means the Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.
“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes that are incurred in connection with or as a result of the Transactions contemplated by this Agreement; provided, however, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.
“Treasury Regulations” means the regulations promulgated under the Code.
“Wells” means all oil or gas wells, and all CO2, water, injection, disposal or other wells whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.
“Willful and Material Breach” and “Willfully and Materially Breached” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of this Agreement.
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EXHIBIT A
Form of Stockholder Voting and Support Agreement
[See attached.]

VOTING AND SUPPORT AGREEMENT1
THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of [●], 2025, by and among [                   ] (the “Holder”), as a stockholder of [                   ], a Delaware corporation (“Parent”), Parent and [                   ], a Delaware corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, Parent, the Company, [_____], a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), [_____], a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;
WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of [•] shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) [and [•] shares of Series I Preferred Stock (the “Parent Series I Preferred Stock”)] (such shares of Parent Class A Common Stock [and Parent Series I Preferred Stock,] the “Covered Securities”);
WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and
WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
1 Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. only.
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ARTICLE I
GENERAL
Section 1.1    Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
[“Balance Sheet Affiliate” has the meaning assigned to such term in the Parent Charter.]
“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.
“Beneficial Owners” means Persons who Beneficially Own the referenced securities.
“Independent Directors” has the meaning assigned to such term in the Parent Charter.
[“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated as of December 7, 2021, as in effect on the date hereof.]
[“Restricted Indirect Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Parent Series I Preferred Stock that (x) is not subject to the direct transfer provisions set forth in Section 13.07(a) of the Parent Charter and (y) results in or has the effect of the Holder ceasing to be either a Balance Sheet Affiliate or controlled by a Balance Sheet Affiliate.]
“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
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ARTICLE II
AGREEMENT TO RETAIN COVERED SECURITIES
Section 2.1    Transfer and Encumbrance of Covered Securities.
(a)    From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.
(b)    Notwithstanding Section 2.1(a) [and without limiting any obligation in Section 4.2], the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) [Transfer Covered Securities (in one or more series of Transfers) to Crescent Energy Aggregator, LLC, a Delaware limited liability company, provided that Holder retains Beneficial Ownership, and the right to direct the voting and Transfer, of the Covered Securities or Crescent Energy Aggregator, LLC executes a customary joinder or assignment agreement with respect to this Agreement effective as of the effective time of such Internal Reorganization (the “Internal Reorganization”);]2 (iii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iv) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
Section 2.2    Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.
2 Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.
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Section 2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.
ARTICLE III
AGREEMENT TO VOTE
Section 3.1    Agreement to Vote.
(a)    Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:
(i)    in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and
(ii)    (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.
(b)    Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to
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cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.
(c)    Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.
ARTICLE IV
ADDITIONAL AGREEMENTS
Section 4.1    HSR Act. [The Holder shall comply with Section 6.9(a), the first six sentences of Section 6.9(b) and Section 6.9(c) of the Merger Agreement as if the Holder was “Parent” thereunder, subject to the terms, conditions and limitations set forth therein applied mutatis mutandis to the Holder.
Section 4.2    Parent Series I Preferred Stock. Commencing on the date hereof and continuing until the date that is three (3) years following the Closing, the Holder, in its capacity as the Series I Preferred Stockholder, agrees that any Restricted Indirect Transfer shall be subject to the same restrictions on transfer set forth in Section 13.07(a) of the Parent Charter.
Section 4.3    Directors of Parent. The Holder, in its capacity as the Series I Preferred Stockholder, agrees to take all actions necessary to cause the agreements set forth in Section 2.6 of the Merger Agreement to occur as of or as of immediately prior to the Closing (including the increase in the size of the Parent Board and the appointment, by action of written consent, of the Company Director Designees to the Parent Board, subject to the terms, conditions and limitations set forth therein). The Holder, in its capacity as the Series I Preferred Stockholder, shall not remove or replace any Company Designated Director for a period of two (2) years following the Closing; provided, however, a Company Director Designee may be removed as a director by the Holder, in its capacity as the Series I Preferred Stockholder, solely upon a finding of Cause (as defined in the Parent Charter) by a majority of the Independent Directors then in office.]
Section 4.4    Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.
Section 4.5    Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.
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Section 4.6    Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF HOLDER
Section 5.1    Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:
(a)    Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock [and Parent Series I Preferred Stock] owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement[ or in connection with the Internal Reorganization,]3 (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.
(b)    Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium
3 Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.
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or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.
(c)    No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.
(d)    Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.
(e)    Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.
(f)    Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.
ARTICLE VI
MISCELLANEOUS
Section 6.1    No Solicitation. [Subject in all cases to Section 4.5,] the Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’
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respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section 6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.
Section 6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.
Section 6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.
Section 6.4    Disclosure.
(a)    The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the
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terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.
(b)    The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.
Section 6.5    Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that [if the Agreement terminates other than pursuant to Section 6.5(b), then Section 4.2, Section 4.3 and Section 4.4 shall survive the termination of this Agreement, and] this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.
Section 6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each
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party hereto[; provided that, following the Effective Time, any amendment, modification or waiver of any provision hereunder by the Company shall require the affirmative approval of at least two-thirds (2/3s) of the Independent Directors.]
Section 6.7    Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.
Section 6.8    Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:
(a)    extend the time for the performance of any of the obligations or acts of the other party hereunder;
(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or
(c)    waive compliance with any of the agreements or conditions of the other party contained herein;
provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.
Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.
Section 6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.
Section 6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email
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correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
if to the Holder, to:

Attention: [     ]
E-mail:     [     ]
With a copy (which shall not constitute notice) to:

Attention: [     ]
E-mail:     [     ]
if to the Parent, to:

Attention: [     ]
E-mail:     [     ]
With a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:  Douglas E. Bacon, P.C.
Kyle M. Watson, P.C.
Gabrielle Sumich
Email:       douglas.bacon@kirkland.com
kyle.watson@kirkland.com
gabrielle.sumich@kirkland.com
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and if to the Company, to:

Attention: [     ]
E-mail:     [     ]
With a copy (which shall not constitute notice) to:
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:  Douglas E. McWilliams
Lande Spottswood
Email:       dmcwilliams@velaw.com
lspottswood@velaw.com
Section 6.11    Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder[; provided, further, that, for the avoidance of doubt, (x) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or
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discretionary manager or advisor, and (y) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.]
Section 6.12    No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 6.13    Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 6.14    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 6.15    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; [provided, however, that Parent shall be an express third party beneficiary of, and entitled to the benefits set forth in, Section 4.1.]
Section 6.16    Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.
Section 6.17    Governing Law; Venue; Waiver of Jury Trial.
(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
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(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.
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Section 6.18    Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 6.19    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 6.20    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
[Signature Page Follows]
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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

[____________]

By:
Name:
Title:
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COMPANY:

[____________]

By:
Name:
Title:
A-A-17

HOLDER:

[____________]

By:
Name:
Title:
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EXHIBIT B
Form of Third Amendment to Management Agreement
[See attached.]

Form
THIRD AMENDMENT
TO
MANAGEMENT AGREEMENT
This Third Amendment (the “Third Amendment”) to the Management Agreement, dated as of December 7, 2021 (the “Management Agreement”), by and between Crescent Energy Company (the “Company”) and KKR Energy Assets Manager LLC (the “Manager”, and together with the Company, the “Parties”), is entered into by and between the Company and the Manager as of August 24, 2025, to be effective as of the Closing (as defined in the Vital Merger Agreement (as defined below)) (such effective date, the “Third Amendment Effective Date”). Unless otherwise specified, all capitalized terms used in this Third Amendment and not otherwise defined herein shall have the meanings set forth in the Management Agreement.
RECITALS
WHEREAS, the Company, Venus Merger Sub I Inc., Venus Merger Sub II LLC, and Vital Energy, Inc. have entered into that certain Agreement and Plan of Merger, dated as of August 24, 2025 (as may be amended or otherwise modified from time to time, the “Vital Merger Agreement”);
WHEREAS, pursuant to Section 16(d) of the Management Agreement, the Management Agreement may be amended by an instrument in writing executed by the Parties; and
WHEREAS, in connection with the transactions contemplated by the Vital Merger Agreement, the Parties desire to amend the Management Agreement as provided herein.
NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
AGREEMENT
1.    Amendment to the Management Fee. The definition of Management Fee in Section 1 of the Management Agreement is hereby amended and restated as follows:
“Management Fee” means the management fee, without duplication, payable quarterly in arrears with respect to each calendar quarter commencing with the quarter in which the Effective Date occurs, in an amount equal to Exhibit B(a) $53,300,000 per annum ($13,325,000 per quarter) plus (b) 1.50% per annum (0.375% per quarter) of the Equity Issuance Value multiplied by Exhibit C the Company OpCo Ownership; provided that the portion of the management fee described in clause Exhibit B(b) attributable to (i) the equity issuances pursuant to the transactions contemplated by Article I of the Agreement and Plan of Merger, dated as of May 15, 2024, by and between the Company, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. (as may be amended or otherwise modified from time to time), shall not exceed $9,000,000, (ii) the equity issuances pursuant to the transactions contemplated by Article II of the Membership Interest Purchase Agreement, dated as of December 3, 2024, by and among the Company, Crescent
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Energy Finance, LLC and Ridgemar Energy Operating, LLC, shall not exceed $5,000,000, and (iii) the equity issuances pursuant to the transactions contemplated by Article II of the Vital Merger Agreement shall not exceed $9,000,000.
The Management Fee shall be pro-rated for partial periods, to the extent necessary, as described more fully elsewhere herein.”
2.    Full Force and Effect. Except as expressly set forth in this Third Amendment, all other provisions of the Management Agreement remain unchanged and in full force and effect. In the event of a conflict between the terms of this Third Amendment and the Management Agreement, the terms of this Third Amendment shall prevail. From and after the Third Amendment Effective Date, all references in the Management Agreement to “the Agreement” or “this Agreement” shall refer to the Management Agreement as amended by this Third Amendment.
3.    Effectiveness; Entire Agreement. This Third Amendment shall be effective as of the Third Amendment Effective Date. The Management Agreement, as amended hereby, contains the entire agreement and understanding between the Parties with respect to the subject matter thereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter thereof. The express terms thereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms thereof. This Third Amendment shall automatically terminate, be of no further force and effect, and shall not be effective, upon the valid termination of the Vital Merger Agreement in accordance with its terms.
4.    Miscellaneous. Section 16(b) (Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries), Section 16(d) (Amendments), Section 16(e) (Governing Law), Section 16(f) (Waiver of Jury Trial), Section 16(g) (Arbitration), Section 16(l) (Counterparts) and Section 16(m) (Severability) of the Management Agreement are hereby incorporated by reference, mutatis mutandis, as if set forth in full herein.
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IN WITNESS WHEREOF, the Parties have executed this Third Amendment as of the date first above written.

CRESCENT ENERGY COMPANY

By:
Name: John Clayton Rynd
Title: Executive Vice President

KKR ENERGY ASSETS MANAGER LLC

By:
Name: Robert Lewin
Title: Manager
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Annex B
VOTING AND SUPPORT AGREEMENT1
THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of [●], 2025, by and among [_______] (the “Holder”), as a stockholder of [____________], a Delaware corporation (“Parent”), Parent and [___________], a Delaware corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, Parent, the Company, [______________], a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), [_____________], a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;
WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of [•] shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) [and [•] shares of Series I Preferred Stock (the “Parent Series I Preferred Stock”)] (such shares of Parent Class A Common Stock [and Parent Series I Preferred Stock,] the “Covered Securities”);
WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and
WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
GENERAL
Section 1.1    Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
1          Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. only.

[“Balance Sheet Affiliate” has the meaning assigned to such term in the Parent Charter.]
“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.
“Beneficial Owners” means Persons who Beneficially Own the referenced securities.
“Independent Directors” has the meaning assigned to such term in the Parent Charter.
[“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated as of December 7, 2021, as in effect on the date hereof.]
[“Restricted Indirect Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Parent Series I Preferred Stock that (x) is not subject to the direct transfer provisions set forth in Section 13.07(a) of the Parent Charter and (y) results in or has the effect of the Holder ceasing to be either a Balance Sheet Affiliate or controlled by a Balance Sheet Affiliate.]
“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
ARTICLE II
AGREEMENT TO RETAIN COVERED SECURITIES
Section 2.1    Transfer and Encumbrance of Covered Securities.
(a)From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.
(b)Notwithstanding Section 2.1(a) [and without limiting any obligation in Section 4.2], the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) [Transfer Covered Securities (in one or more series of Transfers) to Crescent Energy Aggregator, LLC, a Delaware limited liability company, provided that Holder retains Beneficial Ownership, and the right to direct the voting and Transfer, of the Covered Securities or Crescent Energy Aggregator, LLC executes a customary joinder or assignment agreement with respect to this Agreement effective as of the effective time of such Internal Reorganization (the “Internal Reorganization”);]2 (iii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iv) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
Section 2.2    Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.
Section 2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take
2 Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.

and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.
ARTICLE III
AGREEMENT TO VOTE
Section 3.1    Agreement to Vote.
(a)Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:
(i)in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and
(ii)(A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.
(b)Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.
(c)Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.

ARTICLE IV
ADDITIONAL AGREEMENTS
Section 4.1    HSR Act. [The Holder shall comply with Section 6.9(a), the first six sentences of Section 6.9(b) and Section 6.9(c) of the Merger Agreement as if the Holder was “Parent” thereunder, subject to the terms, conditions and limitations set forth therein applied mutatis mutandis to the Holder.
Section 4.2    Parent Series I Preferred Stock. Commencing on the date hereof and continuing until the date that is three (3) years following the Closing, the Holder, in its capacity as the Series I Preferred Stockholder, agrees that any Restricted Indirect Transfer shall be subject to the same restrictions on transfer set forth in Section 13.07(a) of the Parent Charter.
Section 4.3    Directors of Parent. The Holder, in its capacity as the Series I Preferred Stockholder, agrees to take all actions necessary to cause the agreements set forth in Section 2.6 of the Merger Agreement to occur as of or as of immediately prior to the Closing (including the increase in the size of the Parent Board and the appointment, by action of written consent, of the Company Director Designees to the Parent Board, subject to the terms, conditions and limitations set forth therein). The Holder, in its capacity as the Series I Preferred Stockholder, shall not remove or replace any Company Designated Director for a period of two (2) years following the Closing; provided, however, a Company Director Designee may be removed as a director by the Holder, in its capacity as the Series I Preferred Stockholder, solely upon a finding of Cause (as defined in the Parent Charter) by a majority of the Independent Directors then in office.]
Section 4.4    Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.
Section 4.5    Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.
Section 4.6    Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the

Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF HOLDER
Section 5.1    Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:
(a)Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock [and Parent Series I Preferred Stock] owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement[ or in connection with the Internal Reorganization,]3 (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.
(b)Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.
(c)No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the
3 Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.

Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.
(d)Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.
(e)Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.
(f)Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.
ARTICLE VI
MISCELLANEOUS
Section 6.1    No Solicitation. [Subject in all cases to Section 4.5,] the Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section 6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent

Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.
Section 6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.
Section 6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.
Section 6.4    Disclosure.
(a)The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.
(b)The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.
Section 6.5    Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that [if the Agreement terminates other than pursuant to Section 6.5(b), then Section 4.2, Section 4.3 and Section 4.4 shall survive the termination of this Agreement, and] this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.
Section 6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto[; provided that, following the Effective Time, any amendment, modification or waiver of any provision hereunder by the Company shall require the affirmative approval of at least two-thirds (2/3s) of the Independent Directors.]
Section 6.7    Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.
Section 6.8    Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:
(a)extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or
(c)waive compliance with any of the agreements or conditions of the other party contained herein;
provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.
Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.
Section 6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.
Section 6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
if to the Holder, to:
______________________________
______________________________
______________________________
Attention: [     ]
E-mail:   [     ]

With a copy (which shall not constitute notice) to:
______________________________
______________________________
______________________________
Attention: [     ]
E-mail:  [     ]
if to the Parent, to:
______________________________
______________________________
______________________________
Attention: [     ]
E-mail:  [     ]
With a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Douglas E. Bacon, P.C.
Kyle M. Watson, P.C.
Gabrielle Sumich
Email:       douglas.bacon@kirkland.com
kyle.watson@kirkland.com
gabrielle.sumich@kirkland.com
and if to the Company, to:
______________________________
______________________________
______________________________
Attention: [     ]
E-mail:  [     ]
With a copy (which shall not constitute notice) to:
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention:    Douglas E. McWilliams
Lande Spottswood
Email:       dmcwilliams@velaw.com
lspottswood@velaw.com
Section 6.11    Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder[; provided, further, that, for the avoidance of doubt, (x) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, and (y) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.]
Section 6.12    No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 6.13    Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 6.14    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 6.15    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; [provided, however, that Parent shall be an express third party beneficiary of, and entitled to the benefits set forth in, Section 4.1.]
Section 6.16    Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.
Section 6.17    Governing Law; Venue; Waiver of Jury Trial.
(a)THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES

AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.
Section 6.18    Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 6.19    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this

Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 6.20    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

[___________]

By:
Name:
Title:

COMPANY:

[___________]

By:
Name:
Title:

HOLDER:

[___________]

By:
Name:
Title:

Annex C
THIRD AMENDMENT
TO
MANAGEMENT AGREEMENT
This Third Amendment (the “Third Amendment”) to the Management Agreement, dated as of December 7, 2021 (the “Management Agreement”), by and between Crescent Energy Company (the “Company”) and KKR Energy Assets Manager LLC (the “Manager”, and together with the Company, the “Parties”), is entered into by and between the Company and the Manager as of August 24, 2025, to be effective as of the Closing (as defined in the Vital Merger Agreement (as defined below)) (such effective date, the “Third Amendment Effective Date”). Unless otherwise specified, all capitalized terms used in this Third Amendment and not otherwise defined herein shall have the meanings set forth in the Management Agreement.
RECITALS
WHEREAS, the Company, Venus Merger Sub I Inc., Venus Merger Sub II LLC, and Vital Energy, Inc. have entered into that certain Agreement and Plan of Merger, dated as of August 24, 2025 (as may be amended or otherwise modified from time to time, the “Vital Merger Agreement”);
WHEREAS, pursuant to Section 16(d) of the Management Agreement, the Management Agreement may be amended by an instrument in writing executed by the Parties; and
WHEREAS, in connection with the transactions contemplated by the Vital Merger Agreement, the Parties desire to amend the Management Agreement as provided herein.
NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
AGREEMENT
1.Amendment to the Management Fee. The definition of Management Fee in Section 1 of the Management Agreement is hereby amended and restated as follows:
“Management Fee” means the management fee, without duplication, payable quarterly in arrears with respect to each calendar quarter commencing with the quarter in which the Effective Date occurs, in an amount equal to (a)(i) $53,300,000 per annum ($13,325,000 per quarter) plus (ii) 1.50% per annum (0.375% per quarter) of the Equity Issuance Value multiplied by (b) the Company OpCo Ownership; provided that the portion of the management fee described in clause (a)(ii) attributable to (i) the equity issuances pursuant to the transactions contemplated by Article I of the Agreement and Plan of Merger, dated as of May 15, 2024, by and between the Company, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. (as may be amended or otherwise modified from time to time), shall not exceed $9,000,000, (ii) the equity issuances pursuant to the transactions contemplated by Article II of the Membership Interest Purchase Agreement, dated as of December 3, 2024, by and among the Company, Crescent Energy Finance, LLC and Ridgemar Energy Operating, LLC, shall not exceed $5,000,000, and (iii) the equity issuances pursuant to the transactions contemplated by Article II of the Vital Merger Agreement shall not exceed $9,000,000.
The Management Fee shall be pro-rated for partial periods, to the extent necessary, as described more fully elsewhere herein.”
2.Full Force and Effect. Except as expressly set forth in this Third Amendment, all other provisions of the Management Agreement remain unchanged and in full force and effect. In the event of a conflict between the terms of this Third Amendment and the Management Agreement, the terms of this Third Amendment shall prevail. From and after the Third Amendment Effective Date, all references in the Management Agreement to “the Agreement” or “this Agreement” shall refer to the Management Agreement as amended by this Third Amendment.
3.Effectiveness; Entire Agreement. This Third Amendment shall be effective as of the Third Amendment Effective Date. The Management Agreement, as amended hereby, contains the entire agreement and understanding between the Parties with respect to the subject matter thereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter thereof. The express terms thereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms thereof. This Third Amendment shall automatically terminate, be of no further force and effect, and shall not be effective, upon the valid termination of the Vital Merger Agreement in accordance with its terms.
4.Miscellaneous. Section 16(b) (Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries), Section 16(d) (Amendments), Section 16(e) (Governing Law), Section 16(f) (Waiver of Jury Trial), Section 16(g) (Arbitration), Section 16(l) (Counterparts) and Section 16(m) (Severability) of the Management Agreement are hereby incorporated by reference, mutatis mutandis, as if set forth in full herein.

IN WITNESS WHEREOF, the Parties have executed this Third Amendment as of the date first above written.

CRESCENT ENERGY COMPANY

By:	/s/ John Clayton Rynd
Name: John Clayton Rynd
Title: Executive Vice President

KKR ENERGY ASSETS MANAGER LLC

By:	/s/ Robert Lewin
Name: Robert Lewin
Title: Manager

Annex D
Jefferies LLC
520 Madison Avenue
New York, NY 10022
www.jefferies.com
August 24, 2025
The Board of Directors
Crescent Energy Company
600 Travis, Suite 7200
Houston, Texas 77002
Members of the Board:
We understand that Crescent Energy Company, a Delaware corporation ("Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Vital Energy, Inc., a Delaware corporation (the “Company’), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement. Pursuant to the terms of the Merger Agreement, (A) Merger Sub Inc. will merge with and into the Company (the “First Company Merger”) in a transaction in which each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than shares of Company Common Stock held by the Company as treasury shares or by Parent, Merger Sub Inc. or Merger Sub LLC, or by any wholly owned subsidiary of the Company, Merger Sub Inc. or Meger Sub LLC, all of which shares will be cancelled) will be converted into the right to receive 1.9062 shares of Parent Common Stock and cash in lieu of fractional shares (the “Merger Consideration”), and (B) immediately following the effective time of the First Company Merger, the Company will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Second Company Merger”, and together with the First Company Merger, the “Mergers”).The terms and conditions of the Mergers are more fully set forth in the Merger Agreement. The transactions described in clauses (A) and (B) above are referred to collectively herein as the “Transaction”).
You have asked for our opinion as to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid by Parent in the Transaction pursuant to the Merger Agreement.
In arriving at our opinion, we have, among other things:
(i)reviewed a draft dated August 24, 2025 of the Merger Agreement;
(ii)reviewed certain publicly available financial and other information about each of Parent and the Company;

(iii)reviewed certain information furnished to us by Parent management relating to the business, operations and prospects of Parent, including financial forecasts approved for our use by the Board of Directors of Parent (the “Parent Forecasts”);
(iv)reviewed certain information furnished to us by Parent management, relating to the business, operations and prospects of the Company, including financial forecasts for the Company prepared by management of the Company (the “Company Forecasts”);
(v)reviewed financial forecasts for the Company prepared by Parent management and incorporating certain adjustments made by Parent management to the Company Forecasts, which forecasts were approved for our use by Board of Directors of Parent (the “Adjusted Company Forecasts”);
(vi)considered the potential pro forma impact of the Mergers;
(vii)held discussions with members of senior management of Parent concerning the matters described in clauses (ii) through (vi) above;
(viii)reviewed the implied trading multiples of certain publicly traded companies that we deemed relevant in evaluating Parent and the Company;
(ix)compared the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions that we deemed relevant; and
(x)conducted such other financial studies, analyses and investigations as we deemed appropriate.
In our review and analysis and in rendering this opinion, with your permission, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by or on behalf of Parent or the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Parent or the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.
With respect to the financial forecasts provided to us and, at your direction, reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to each of the Parent Forecasts and the Adjusted Company Forecasts prepared by

Parent management and provided to us by Parent, you have informed us, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Parent management as to the future financial performance of Parent and the Company, as the case may be. At your direction, we have used and relied upon the Parent Forecasts and the Company Adjusted Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to the financial forecasts or the assumptions on which they are made, and we have assumed that the Parent Forecasts and the Adjusted Company Forecasts will be realized in the amounts and at the times projected.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
We have made no independent investigation of any legal or accounting matters affecting Parent or the Company, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to Parent, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Parent. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us in all respects material to our opinion. We have assumed that the Mergers will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, the Company or the contemplated benefits of the Mergers in any respect material to our opinion.
It is understood that our opinion is for the use and benefit of the Board of Directors of Parent in its consideration of the Transaction contemplated by the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to any alternative transactions or opportunity that might be available to Parent, nor does our opinion address the underlying business decision by Parent to engage in the Transactions. Our opinion addresses only the fairness from a financial point of view to Parent, as of the date hereof, of the Merger Consideration to be paid by Parent in the Transaction, and does not address any other term or aspect of the Merger Agreement. Our opinion does not constitute a recommendation to any holder of shares of Parent Common Stock or shares of Company Common Stock as to how any such holder should vote or act with respect to the Mergers and any matter related thereto. We express no opinion as to the price at which shares of Parent Common Stock or Company Common Stock will trade at any time in the future. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Parent. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.
We have been engaged by Parent to act as financial advisor to Parent in connection with the transactions contemplated by the Merger Agreement and will receive a fee for our services.

We also will be reimbursed for certain expenses reasonably incurred. Parent has agreed to indemnify us against certain liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement. During the past two years, we have provided (i) financial advisory services to Parent in connection with Parent’s acquisition of Silverbow Resources, Inc., (ii) financial advisory services in connection Parent’s acquisition of certain Eagle Ford assets from an undisclosed third party, (iii) financial advisory services in connection with the acquisition of certain Eagle Ford assets from Ridgemar Energy and (iv) financial advisory services in connection with the divestiture sale of certain Eagle Ford assets, for which we have received aggregate fees of approximately $28.0 million. During the past two years, we have not been engaged to provide financial advisory services or financing services to the Company, and we have not received any compensation from the Company during such period. In the ordinary course of our business, we and our affiliates trade and hold securities of Parent for our own account and for the accounts of our customers and hold long or short positions in those securities. Also in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company and/or its affiliates, and/or affiliates of Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Parent, the Company or entities that are affiliated with Parent or the Company, for which we would expect to receive compensation. Our opinion may not be used or referred to by Parent, or quoted or disclosed to any person in any matter, without our prior written consent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Jefferies LLC

Jefferies LLC

Annex E

1201 Louisiana Street, Suite 600 Houston, TX 77002 713.292.0863
712 Fifth Avenue, 31st Floor
New York, NY 10019
212.388.5020

www.intrepidfp.com
August 24, 2025
The Special Committee of the Board of Directors
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, TX 77002
Members of the Committee:
We understand that Crescent Energy Company, a Delaware corporation (“Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), and Vital Energy, Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub Inc. will be merged with and into the Company (the “First Company Merger”), with the Company surviving the First Company Merger as the “Surviving Corporation” and (ii) immediately following the First Company Merger, the Surviving Corporation of the First Company Merger will be merged with and into Merger Sub LLC (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”), with Merger Sub LLC surviving the Second Company Merger. At the Effective Time (as such term is defined in the Merger Agreement), each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares (as such term is defined in the Merger Agreement)) shall be converted into the right to receive from Parent 1.9062 shares of common stock, par value $0.0001 per share of Parent (the “Merger Consideration”). The terms and conditions of the Mergers and the other transactions contemplated thereby (the “Transaction”) are set forth in more detail in the Merger Agreement.
The Special Committee (the “Committee”) of the Board of Directors (the “Board of Directors”) of Parent has asked us whether, in our opinion, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the projected impact of the Transaction on the amounts payable to KKR Energy Assets Manager LLC (the “Manager”) under the Management Agreement (as defined below) and the Parent 2021 Manager Incentive Plan (as defined below).
In connection with rendering our opinion, we have, among other things:

(i)reviewed a draft of the Merger Agreement (draft dated August 24, 2025);
(ii)reviewed the Management Agreement, dated as of December 7, 2021, by and between Parent and the Manager, as amended by that certain First Amendment to Management Agreement, dated as of May 15, 2024, as further amended by that certain Second Amendment to Management Agreement, dated as of December 3, 2024 (the “Existing Management Agreement”), and a draft of Third Amendment to the Management Agreement (draft dated August 24, 2025) to be entered into in connection with the Transaction (the Existing Management Agreement as so amended, the “Management Agreement”), and the Crescent Energy Company 2021 Manager Incentive Plan and form of award agreement thereunder (the “Parent 2021 Manager Incentive Plan”);
(iii)discussed calculation methodologies used to compute compensation under the Parent 2021 Manager Incentive Plan with management of Parent, including the Compensation Committee of the Board of Directors’ interpretation of how mergers and acquisitions would impact the relative total shareholder return calculations and convention to be used for calculating percentile for such relative total shareholder return calculations;
(iv)reviewed certain presentations to the Committee prepared by management of Parent regarding the Transaction and the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
(v)reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed relevant, including each of the Parent’s and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission;
(vi)reviewed certain non-public historical and projected financial, reserve and operating data and related assumptions of Parent and the Company, as prepared and furnished to us by management of Parent;
(vii)reviewed information related to certain business, financial and operational benefits and operating synergies anticipated by management of Parent expected to result from the Transaction (“Synergies”);
(viii)discussed past and current operations and operational projections of Parent and the Company with management of Parent (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided, including the Synergies);
(ix)reviewed information prepared by management of Parent related to the calculation of the projected amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;

(x)discussed the strategic rationale for, and potential benefits of, the Transaction with management of Parent;
(xi)reviewed certain recent corporate announcements made by Parent and the Company;
(xii)reviewed and analyzed the pro forma impacts of the Transaction, including the projected impact of the Transaction on the amounts payable under the Management Agreement and the Parent 2021 Manager Incentive Plan;
(xiii)reviewed and analyzed net asset value based on forecasts and other reserve data provided by management of Parent;
(xiv)reviewed and analyzed publicly available historical and current financial information, share price data and broker research estimates with respect to certain public companies with operations and assets that we considered comparable to each of Parent and the Company;
(xv)reviewed the financial metrics, and performed premiums paid analyses, of certain historical transactions that we deemed relevant and compared such financial metrics to those implied by the Transaction; and
(xvi)conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion expressed herein.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax and other information and data provided to us by Parent or which management of Parent discussed with us, and we have not assumed any responsibility for independent verification of the accuracy or completeness of any such information. We have further relied upon the assurances of the management of Parent that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial forecasts, projections and business plans of Parent and of the Company provided to us by Parent, we have relied, with your consent, upon the assurances of the management of Parent that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future performance of Parent and the Company, under the assumptions reflected therein. With your consent, we have assumed that the Synergies will be realized in the amounts and at the times projected. We express no view as to these financial forecasts or any judgments, estimates or assumptions on which they are based. We have further relied, with your consent, upon calculations provided to us by management of Parent regarding the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. We express no view as to such calculations or the underlying methodologies or assumptions on which they are based.
We have relied, with your consent, upon the assessments of the management of Parent as to (i) the potential impact on Parent and the Company of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of Parent and the Company of the Transaction, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of Parent and the Company. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent or the Company is or may be a party or is or may be subject. We also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to Parent or the Company since the date of the latest information relating to Parent or the Company, as applicable, made available to us by Parent. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Parent or the Company and have not made or obtained any evaluations or appraisals of its assets or liabilities, nor have we been furnished with any such evaluations or appraisals.
In rendering our opinion, we have assumed (in all respects material to our analysis and with your consent) that the representations and warranties of each party contained in the Merger Agreement are true and correct, and that each party will perform all of the undertakings and agreements required to be performed by it under the Merger Agreement without any waiver or modification of any material terms or conditions contained therein. We have assumed that the final executed and delivered versions of all documents reviewed by us in draft form will conform in all material respects to the most recent drafts reviewed by us. We have assumed that all governmental, regulatory or other consents, approvals or releases will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the Transaction or materially reduce the benefits of the Transaction to Parent. We have assumed that the business of each of Parent, the Company and the other parties to the Transaction will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. We have assumed that Parent, the Committee and the Company have relied upon the advice of their counsel, independent accountants and other advisors (other than Intrepid Partners, LLC) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the Transaction.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than whether, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. We have not been asked to, nor do we express any view on, and our opinion does not address, any other terms, conditions, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the Transaction and the undertakings of Parent. Our opinion does not address any financing transactions associated with the Transaction. In addition, we do not express any view regarding the relative merits of the Transaction as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by the Board of Directors to engage in the Transaction and enter into and perform the Merger Agreement. We express no view or opinion as to the fairness of the Merger Consideration or the Transaction to any creditors, bondholders or other constituencies of Parent or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the amounts payable to the Manager or any officers, directors or employees of any parties to the Transaction or class of such persons, relative to the total Merger Consideration or otherwise, including any incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan as a result of the

Transaction. Further, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to alternative transaction(s).
Our opinion does not address accounting, legal, actuarial, regulatory or tax matters. We are not legal, tax, commercial or bankruptcy advisors. Our opinion does not constitute a solvency opinion and does not address the solvency or financial condition of Parent, the Company or any of the other parties to the Transaction. Our opinion does not constitute a tax opinion. Our opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.
We do not express any opinion as to equity securities or debt securities of Parent or the Company and the price, trading range or volume at which any securities will trade at any time, including following announcement of the Transaction.
We have acted exclusively as financial advisor to the Committee in connection with an evaluation of the Transaction and (i) we received an initial fee, (i) we will receive a fee payable upon the rendering of this opinion irrespective of the conclusion of this opinion and (iii) we will receive a fee upon closing of the Transaction which will be partially creditable toward any future investment banking advisory fees payable by the Committee to us within eighteen (18) months of the date of the closing of the Transaction. Parent has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities that may arise out of our engagement. During the two-year period prior to the date hereof, we have not provided any investment banking services to the Company, KKR & Co. Inc. and/or their respective affiliates. In the ordinary course of our business, we and our affiliates may invest in debt and/or equity of Parent and/or the Company. Additionally, in the future, we may provide certain investment banking services to Parent, the Company and/or their respective affiliates, for which we may receive compensation.
This letter, and the opinion expressed herein, (i) is addressed to, and is solely for the information and benefit of, the Committee (in its capacity as such) in connection with its evaluation of the Transaction, (ii) is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Committee, (iii) is not intended to be and does not constitute a recommendation to any shareholder of Parent as to how such shareholder should act or vote with respect to the Transaction or any other matter, and (iv) shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us or this opinion be made, for any purpose whatsoever except with our prior written approval in each instance, or in accordance with our engagement letter with the Committee.
Our opinion is necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and have been evaluated as of, the date of this letter. We assume no responsibility for updating, revising or reaffirming our opinion based on developments, circumstances or events occurring, or information made available to us, after the date of this letter, including, without limitation, developments, circumstances, events or information that might affect the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. The issuance of this opinion has been approved by the Fairness Opinion Committee of Intrepid Partners, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan.

Very truly yours,

Intrepid Partners, LLC

/s/ Intrepid Partners, LLC

Annex F
August 24, 2025
The Board of Directors of Vital Energy, Inc.
521 E. Second Street Suite 1000
Tulsa, Oklahoma 74120
Attn: Mr. William Albrecht, Chairman
Dear Board of Directors:
We understand that Crescent Energy Company, a Delaware corporation (“Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), and Vital Energy, Inc., a Delaware corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, at the Effective Time (as defined in the Agreement), Merger Sub Inc. will merge with and into the Company (the “First Company Merger”), with the Company continuing as the surviving entity (the “Surviving Corporation”), and promptly following the First Company Merger, but in any event on the same day as the First Company Merger and as part of the same overall transaction as the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC (the “Second Company Merger” and, together with the First Company Merger, along with the other transactions contemplated by the Agreement, the “Transaction”), with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”) and that, in connection with the Transaction, (a) each issued and outstanding share of common stock of the Company (“Company Common Stock”) as of immediately prior to the First Company Merger (except for any shares held by the Company as treasury shares or by Parent, Merger Sub Inc., Merger Sub LLC, or any wholly owned subsidiary thereof (the “Excluded Shares”)) will be converted into the right to receive 1.9062 shares (the “Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) (the “Merger Consideration”) subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion), (b) as of the Effective Time, each Company RS Award (as defined in the Agreement) that is outstanding under the Company Equity Incentive Plan (as defined in the Agreement) immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Common Stock subject to such Company RS Award, and (c) the Company will become a wholly owned subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Agreement.
The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to the holders of Company Common Stock (other than the holders of Excluded Shares) from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.reviewed the following agreements and documents:
a.an execution version of the Agreement and Plan of Merger, dated as of August 24, 2025, by and among Parent, Merger Sub Inc., Merger Sub LLC and the Company (the “Agreement”);
b.an execution version of the Parent Stockholder Voting and Support Agreement, dated as of August 24, 2025, by and among Parent, the Company and each of (i) Independence Energy Aggregator LP, (ii) PT Independence Energy Holdings LLC, (iii) John C. Goff, (iv) Goff MCF Partners, LP, (v) Goff Family Investments, LP, (vi) The John C. Goff 2010 Family Trust, (vii) JCG 2016 Holdings, LP, (viii) Goff MCEP Holdings, LLC, (ix) Goff MCEP II, LP, (x) Goff Focused Energy Strategies, LP and (xi) The Goff Family Foundation; and
c.that certain Investor Agreement, dated as of September 13, 2023, by and among the Company and Henry Energy LP, Henry TAW LP, Richard D. Campbell and the other parties thereto;
2.reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company and Parent;
3.reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and Parent made available to us by the Company and Parent, including (a) financial projections (and adjustments thereto) prepared by or discussed with the management of the Company and Parent, as further adjusted by management of the Company with respect to Parent, relating to the Company and Parent for the fiscal years ending 2025 through 2029, (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Transaction, all as prepared by the management of Parent, as further adjusted by management of the Company (the “Synergies”), and (c) certain information regarding the Company’s and Parent’s proven and unproven reserves prepared by the Company and Parent (the “Reserve Information”);
4.spoken with certain members of the management of each of the Company and Parent and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, the Transaction and related matters;
5.compared the financial and operating performance of the Company and Parent with that of other public companies that we deemed to be relevant;

6.considered publicly available financial terms of certain transactions that we deemed to be relevant;
7.reviewed the current and historical market prices and trading volume for certain of the Company’s and Parent’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;
8.compared the relative contributions of the Company and Parent to certain financial statistics of the combined company on a pro forma basis;
9.reviewed certain potential pro forma financial effects of the Transaction on earnings per share, cash flow per share, capitalization and financial ratios of the Company and Parent; and
10.conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, managements of the Company and Parent have advised us, and we have assumed, that the financial projections (and adjustments thereto) and Reserve Information reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and Parent, as adjusted by management of the Company, and the other matters covered thereby, and we express no opinion with respect to such projections or Reserve Information or the assumptions on which they are based. Furthermore, upon the advice of the management of the Company, we have assumed that the estimated Synergies reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent, as further adjusted by management of the Company, and that the Synergies will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Synergies or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Transaction, the Company or Parent or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Exchange Ratio pursuant to the Agreement will not be material to our analyses or this Opinion.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party, nor were we provided with any such appraisal or evaluation (other than with respect to the Reserve Information). We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.
This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Company Common Stock or the Parent Common Stock actually will be when exchanged or issued, respectively, pursuant to the Transaction or the price or range of prices at which the Company Common Stock or the Parent Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Parent Common Stock to be issued in the Transaction to the holders of Company Common Stock (other than the holders of Excluded Shares) will be listed on the New York Stock Exchange. We have relied upon, without independent verification, the assessment of managements of the Company and Parent as to the potential impact on the Company and Parent of certain market, cyclical and other trends in and prospects for, and governmental and regulatory matters relating to, the oil and gas industry, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or this Opinion.
This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.
Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to the Company and have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to KKR & Co. Inc. (“KKR”), an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, KKR (collectively, with KKR, the “KKR Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted in assisting in identifying and analyzing certain strategic alternatives available to the Company, (ii) having acted as financial advisor to the Company in connection with its acquisitions of Henry Resources, LLC, Maple Energy Holdings, LLC, Tall City Exploration, and Point Energy Partners, (iii) having acted as financial advisor to KKR in connection with its acquisition of Marmic Fire & Safety, which closed in July 2024, (iv) having acted as financial advisor to Axel Springer, a member of the KKR Group, in connection with the sale of finanzen.net Group, which transaction closed in January 2025, (v) having acted as financial advisor to Foodco Bondco, a member of the KKR Group, in connection with certain financing alternatives which occurred in 2024, (vi) having acted as financial advisor to an ad hoc group of lenders, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to a borrower in connection with a recapitalization transaction, which concluded in March 2024, (vii) having acted as financial advisor to a lender group, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to Flint Group in connection with a recapitalization transaction, which closed in September 2023, (viii) having acted as financial advisor to a lender group, of which one or more members of the KKR Group were significant members, in relation to their interests as lenders to Mobileum in connection with its chapter 11 bankruptcy proceedings, which closed in September 2023, and (ix) having acted as financial advisor to BrightView Holdings, Inc., a member of the KKR Group, in connection with a preferred stock issuance transaction, which closed in August 2023. In addition, in the course of its review, Houlihan Lokey also identified certain current engagements with certain members of the KKR Group in connection with transactions unrelated to the Transaction for which Houlihan Lokey and/or its affiliates could receive compensation, including providing certain merger and acquisition and strategic advisory services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, members of the KKR Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by KKR, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the KKR Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates have in the past acted, are currently acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the KKR Group other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, certain potential transactions and the Transaction and will receive a fee for such services in connection with the Transaction, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction or any conclusions set forth in this Opinion. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction or fees to be paid to any affiliates of parties to the Transaction in connection therewith, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company, Parent and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to the holders of Company Common Stock (other than the holders of Excluded Shares) from a financial point of view.
Very truly yours,
/s/ Houlihan Lokey Capital, Inc.
HOULIHAN LOKEY CAPITAL, INC.

PART II
Item 20. Indemnification of Directors and Officers.
Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.
Vital
The Vital Charter provides that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Vital. As permitted by the DGCL, the Vital Charter provides that directors of Vital shall have no personal liability to Vital or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the DGCL as in effect when such liability is determined. Vital has obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. Vital has entered into written indemnification agreements with our directors and officers. Under these agreements, if an officer or director makes a claim of indemnification to Vital, either a majority of the disinterested directors, a committee designated by such disinterested directors or independent legal counsel selected by the Vital Board must review the relevant facts and make a determination as to whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.
Crescent
The Crescent Charter provides that, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Crescent will indemnify and hold harmless any person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or an officer of Crescent (including Indemnitee’s service, while a director or officer of Crescent, at the request of Crescent as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter, an “Indemnitee”), whether the basis of such proceeding is alleged action (or omission) in his or her official capacity as an Indemnitee, against all liability and loss suffered (including, without limitation, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974, as amended (the “ERISA excise taxes”), penalties and amounts paid in settlement) and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such Indemnitee in connection with such proceeding).
Crescent will indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Crescent Board, or if the Crescent Board otherwise determines that indemnification or advancement of expenses is appropriate.
Indemnification and Insurance under the Merger Agreement
Without limiting any rights indemnified parties may have pursuant to any employment agreement or indemnification agreement in effect as of the signing of the Merger Agreement or otherwise, from the Effective Time, Crescent and the Surviving Company have agreed to, jointly and severally, indemnify, defend and hold harmless in the same manner as provided by Vital, Crescent or any of their respective subsidiaries immediately prior to the date of the Merger Agreement, each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, a director and officer of Vital, Crescent or any of their respective subsidiaries or who acts as a fiduciary under any Vital benefit plan, Crescent benefit plan, or any of their respective subsidiaries, when acting in such capacity, against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or incurred in connection with any actual or threatened legal proceeding to which such indemnified party is a party or is otherwise involved (including as a witness), and arises, in whole or in part, out of the fact that the indemnified party is or was serving at the request of Vital, Crescent or any of their respective subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such indemnified party in such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time, including based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or the transactions contemplated by the Merger Agreement, in each case to the fullest extent permitted under applicable law (and Crescent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such legal proceeding to each indemnified party to the fullest extent permitted under applicable law).
Crescent and the Surviving Company have agreed not to amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Company in any manner that would affect adversely the rights under such documents or under the organizational documents of the Surviving Company or any of its subsidiaries of any indemnified party entitled to indemnification, exculpation and advancement except to the extent required by applicable law.
The Merger Agreement requires that, unless otherwise agreed by Crescent and Vital, Vital will cause to be put in place (with Crescent prepaying immediately prior to the Effective Time), “tail” insurance policies in favor of the indemnified persons with a claims period of at least six years from the Effective Time, from an insurance carrier with the same or better credit ratings as Vital’s or Crescent’s current insurance carriers, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Vital’s or Crescent’s existing policies, as applicable with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time. Crescent and the Surviving Company will not be collectively required to spend in an aggregate annual premium amount of more than 300% of the amount of the annual premium paid by Vital for fiscal year 2024 for such purpose for the six years of coverage under such insurance policy.
Item 21. Exhibits

Exhibit No.	Description

2.1±
Agreement and Plan of Merger, dated August 24, 2025, by and among Crescent Energy Company, Vital Energy, Inc., Venus Merger Sub I Inc. and Merger Sub II LLC (included as Annex A to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference).

3.1
Amended and Restated Certificate of Incorporation of Crescent Energy Company (incorporated by reference to Exhibit 3.1 to Crescent’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

3.2
Amended and Restated By-Laws of Crescent Energy Company (incorporated by reference to Exhibit 3.2 to Crescent’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.

8.1	Opinion of Vinson & Elkins L.L.P. with respect to certain U.S. federal income tax matters.

10.1	Form of Crescent Voting and Support Agreement (included as Annex B to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference).

10.2
Management Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.3 to Crescent’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

Exhibit No.	Description
10.3
First Amendment to Management Agreement, dated May 15, 2024, by and between Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.1 to Crescent’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.4
Second Amendment to Management Agreement, dated December 3, 2024, by and between Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.1 to Crescent’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2024).

10.5
Third Amendment to Management Agreement, dated as of August 24, 2025, by and between Crescent Energy Company and KKR Energy Assets Manager LLC (included as Annex C to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference).

21.1
Subsidiaries of Crescent Energy Company (incorporated by reference to Exhibit 21.1 to Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).

23.1	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

23.3	Consent of Deloitte & Touche LLP.

23.4	Consent of Ernst & Young LLP.

23.5	Consent of BDO USA, P.C.

23.6	Consent of Weaver and Tidwell, L.L.P.

23.7	Consent of Deloitte & Touche LLP.

23.8	Consent of Ryder Scott Company, L.P.

24.1*	Power of Attorney.

99.1	Form of Proxy Card of Crescent Energy Company.

99.2	Form of Proxy Card of Vital Energy, Inc.

99.3	Consent of Jefferies LLC.

99.4	Consent of Intrepid Partners, LLC.

99.5	Consent of Houlihan Lokey Capital, Inc.

107*	Filing Fee Table.
__________________
±    Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Crescent agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.
*    Previously filed.

Item 22. Undertakings
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•to include any prospectus required by Section 10(a)(3) of the Securities Act;
•to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
•to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
•any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(d)The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(e)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(f)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(g)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on the 22nd day of October, 2025.

CRESCENT ENERGY COMPANY

By:	/s/ David Rockecharlie
David Rockecharlie
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 22, 2025.

NAME	TITLE

*	Chief Executive Officer and Director (Principal Executive Officer)
David Rockecharlie

*	Chief Financial Officer and Director (Principal Financial Officer)
Brandi Kendall

/s/ Todd Falk	Chief Accounting Officer (Principal Accounting Officer)
Todd Falk

*	Chairman of the Board and Director
John C. Goff

*	Director
Robert G. Gwin

*	Director
Claire S. Farley

*	Director
Ellis L. “Lon” McCain

*	Director
Bevin Brown

*	Director
Karen Simon

*	Director
Michael Duginski

*	Director
Conrad V. Langenhagen

*	Director
Marcus C. Rowland

*By:	/s/ Todd Falk
Todd Falk
Attorney-In-Fact